ING Life Insurance and Annuity Company
and its
Variable Annuity Account B

Individual Nonqualified Variable Annuity

Supplement dated May 7, 2010 to the Contract Prospectus, dated April 30, 2010

The following information updates and amends certain information contained in your variable annuity Contract Prospectus. Please read it carefully and keep it with your current Contract Prospectus for future reference.

1. All references in the Contract Prospectus to the Statement of Additional Information dated April 30, 2010 are deleted and replaced with the Statement of Additional Information dated May 7, 2010.

2. The following section replaces the "For Master Applications Only" form at the end of the Contract Prospectus.

Please tear off, complete and return the form below to acknowledge receipt of the prospectus and to order a free Statement of Additional Information.

FOR MASTER APPLICATIONS ONLY

I hereby acknowledge receipt of a Variable Annuity Account B prospectus dated April 30, 2010, as well as all current prospectuses pertaining to the variable investment options available under the Contracts.

____Please send a Variable Annuity Account B Statement of Additional Information (Form No. SAI.75998-10A) dated May 7, 2010.

CONTRACT HOLDER'S SIGNATURE

DATE

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| VARIABLE ANNUITY ACCOUNT B |
| OF |
| ING LIFE INSURANCE AND ANNUITY COMPANY |

Statement of Additional Information dated May 7, 2010

Individual Nonqualified Variable Annuity Contracts

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Variable Annuity Account B (the "Separate Account") dated April 30, 2010.

A free prospectus is available upon request from the local ING Life Insurance and Annuity Company office or by writing to or calling:

ING
USFS Customer Service
Defined Contribution Administration
P.O. Box 990063
Hartford, CT 06199-0063

1-800-262-3862

Read the prospectus before you invest. Terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

ING Life Insurance and Annuity Company (the "Company," we, us, our) is a stock life insurance company which was organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. Through a merger, it succeeded to the business of Aetna Variable Annuity Life Insurance Company (formerly Participating Annuity Life Insurance Company organized in 1954).

The Company is an indirect wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management and is a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc. The Company is engaged in the business of issuing life insurance policies and annuity contracts. Our Home Office is located at One Orange Way, Windsor, Connecticut 06095-4774.

The Company serves as the depositor for the separate account.

Other than the mortality and expense risk charge and administrative expense charge, if any, described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (See "Fees" in the prospectus.)

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

VARIABLE ANNUITY ACCOUNT B

Variable Annuity Account B is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission (SEC) as a unit investment trust under the Investment Company Act of 1940, as amended. Payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contract. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions or under all contracts.

A complete description of each of the funds, including their investment objectives, policies, risks and fees and expenses, are contained in the prospectuses and statements of additional information for each of the funds.

OFFERING AND PURCHASE OF CONTRACTS

The Company's subsidiary, ING Financial Advisers, LLC serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774. The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of ING Financial Advisers, LLC or of other registered broker-dealers who have entered into sales arrangements with ING Financial Advisers, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled "Purchase and Rights" and "Your Account Value."

Compensation paid to the principal underwriter, ING Financial Advisers, LLC, for the years ending December 31, 2009, 2008 and 2007 amounted to $1,658,134.85, $2,501,353.46, and $2,507,216.09 respectively. These amounts reflect compensation paid to ING Financial Advisers, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account B of ING Life Insurance and Annuity Company.

INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "Income Phase" in the prospectus), the value of your account is determined using accumulation unit values as of the tenth valuation before the first payment is due. Such value (less any applicable premium tax charge) is applied to provide payments to you in accordance with the payment option and investment options elected.

The annuity option tables found in the contract show, for each option, the amount of the first payment for each $1,000 of value applied. When you select variable income payments, your account value purchases annuity units of the separate account subaccounts corresponding to the funds you select. The number of annuity units purchased is based on your account value and the value of each unit on the day the annuity units are purchased. Thereafter, variable payments fluctuate as the annuity unit value(s) fluctuates with the investment experience of the selected investment option(s). The first payment and subsequent payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first payment, but payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis. Payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first payment, but subsequent payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of annuity units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first payment based on a particular investment option, and (b) is the then current annuity unit value for that investment option. As noted, annuity unit values fluctuate from one valuation period to the next (see "Account Value" in the prospectus): such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a ten day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

EXAMPLE:

Assume that, at the date payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the tenth valuation period prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity table in the contract provides, for the payment option elected, a first monthly variable payment of $6.68 per $1000 of value applied; the annuitant's first monthly payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an annuity unit upon the valuation period in which the first payment was due was $13.400000. When this value is divided into the first monthly payment, the number of annuity units is determined to be 20.414. The value of this number of annuity units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the tenth valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9971779* = .9999058^30 (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.000442. This is then multiplied by the Annuity Unit value for the prior valuation ($13.400000 from above) to produce an Annuity Unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13.405928, which produces a payment of $273.67.

*If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be .9959968 = .9998663^30.

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as, personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize funds in terms of the asset classes they represent and use such categories in marketing material for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as, The Wall Street Journal, Money magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

EXPERTS

The statements of assets and liabilities of the Variable Annuity Account B of ING Life Insurance and Annuity Company, as of December 31, 2009, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the consolidated financial statements of ING Life Insurance and Annuity Company as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is Suite 1000, 55 Ivan Allen Jr. Boulevard, Atlanta, GA 30308.

FINANCIAL STATEMENTS
Variable Annuity Account B of
ING Life Insurance and Annuity Company
Year ended December 31, 2009
with Report of Independent Registered Public Accounting Firm

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VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Financial Statements
Year ended December 31, 2009

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING Life Insurance and Annuity Company

We have audited the accompanying statements of assets and liabilities of the investment divisions (the "Divisions") constituting Variable Annuity Account B of ING Life Insurance and Annuity Company (the "Account") as of December 31, 2009, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

AIM Variable Insurance Funds:
  AIM V.I. Capital Appreciation Fund - Series I Shares
  AIM V.I. Core Equity Fund - Series I Shares
Calvert Variable Series, Inc.:
  Calvert Social Balanced Portfolio
Federated Insurance Series:
  Federated Capital Income Fund II
  Federated Clover Value Fund II - Primary Shares
  Federated Equity Income Fund II
  Federated Fund for U.S. Government Securities II
  Federated High Income Bond Fund II - Primary Shares
  Federated International Equity Fund II
  Federated Mid Cap Growth Strategies Fund II
  Federated Prime Money Fund II
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products V:
  Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
ING Balanced Portfolio, Inc.:
  ING Balanced Portfolio - Class I
ING Intermediate Bond Portfolio:
  ING Intermediate Bond Portfolio - Class I
ING Investors Trust:
  ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
  ING American Funds Growth Portfolio
  ING American Funds Growth-Income Portfolio
  ING American Funds International Portfolio
  ING Artio Foreign Portfolio - Service Class
  ING BlackRock Large Cap Growth Portfolio - Institutional Class
  ING Clarion Global Real Estate Portfolio - Institutional Class
  ING Clarion Global Real Estate Portfolio - Service Class
  ING Clarion Real Estate Portfolio - Service Class
  ING Evergreen Health Sciences Portfolio - Service Class
  ING Evergreen Omega Portfolio - Institutional Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class

ING Investors Trust (continued):
  ING Franklin Income Portfolio - Service Class
  ING Franklin Mutual Shares Portfolio - Service Class
  ING Global Resources Portfolio - Service Class
  ING Growth and Income Portfolio II - Institutional Class
  ING Growth and Income Portfolio II - Service Class
  ING Index Plus International Equity Portfolio - Institutional Class
  ING Index Plus International Equity Portfolio - Service Class
  ING Janus Contrarian Portfolio - Service Class
  ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class
  ING JPMorgan Emerging Markets Equity Portfolio - Service Class
  ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class
  ING JPMorgan Small Cap Core Equity Portfolio - Service Class
  ING JPMorgan Value Opportunities Portfolio - Institutional Class
  ING JPMorgan Value Opportunities Portfolio - Service Class
  ING LifeStyle Aggressive Growth Portfolio - Service Class
  ING LifeStyle Growth Portfolio - Service Class
  ING LifeStyle Moderate Growth Portfolio - Service Class
  ING LifeStyle Moderate Portfolio - Service Class
  ING Lord Abbett Affiliated Portfolio - Institutional Class
  ING Lord Abbett Affiliated Portfolio - Service Class
  ING Marsico Growth Portfolio - Service Class
  ING Marsico International Opportunities Portfolio - Service Class
  ING MFS Total Return Portfolio - Institutional Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Utilities Portfolio - Service Class
  ING Oppenheimer Main Street Portfolio® - Institutional Class
  ING Oppenheimer Main Street Portfolio® - Service Class
  ING PIMCO High Yield Portfolio - Service Class
  ING Pioneer Equity Income Portfolio - Institutional Class
  ING Pioneer Fund Portfolio - Institutional Class
  ING Pioneer Mid Cap Value Portfolio - Institutional Class
  ING Pioneer Mid Cap Value Portfolio - Service Class
  ING Retirement Growth Portfolio - Adviser Class
  ING Retirement Moderate Growth Portfolio - Adviser Class
  ING Retirement Moderate Portfolio - Adviser Class
  ING T. Rowe Price Capital Appreciation Portfolio - Service Class

ING Investors Trust (continued):
  ING T. Rowe Price Equity Income Portfolio - Service Class
  ING Templeton Global Growth Portfolio - Service Class
  ING Van Kampen Capital Growth Portfolio - Institutional Class
  ING Van Kampen Growth and Income Portfolio - Service Class
  ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
ING Money Market Portfolio:
  ING Money Market Portfolio - Class I
ING Partners, Inc.:
  ING American Century Small-Mid Cap Value Portfolio - Service
    Class
  ING American Century Large Company Value Portfolio -
    Service Class
  ING Baron Asset Portfolio - Service Class
  ING Baron Small Cap Growth Portfolio - Service Class
  ING Columbia Small Cap Value Portfolio - Service Class
  ING Davis New York Venture Portfolio - Service Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING Legg Mason Partners Aggressive Growth Portfolio - Initial
    Class
  ING Neuberger Berman Partners Portfolio - Initial Class
  ING Neuberger Berman Partners Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Strategic Income Portfolio - Initial Class
  ING Oppenheimer Strategic Income Portfolio - Service Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Pioneer High Yield Portfolio - Initial Class
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution 2035 Portfolio - Service Class
  ING Solution 2045 Portfolio - Service Class
  ING Solution Income Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio -
    Initial Class
  ING T. Rowe Price Growth Equity Portfolio - Initial Class
  ING Templeton Foreign Equity Portfolio - Initial Class
  ING Templeton Foreign Equity Portfolio - Service Class
  ING Thornburg Value Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Initial Class
  ING Van Kampen Comstock Portfolio - Service Class
  ING Van Kampen Equity and Income Portfolio - Initial Class
ING Strategic Allocation Portfolios, Inc.:
  ING Strategic Allocation Conservative Portfolio - Class I
  ING Strategic Allocation Growth Portfolio - Class I
  ING Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
  ING Growth and Income Portfolio - Class I
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 3
  ING GET U.S. Core Portfolio - Series 4
  ING GET U.S. Core Portfolio - Series 5
  ING GET U.S. Core Portfolio - Series 6
  ING GET U.S. Core Portfolio - Series 7
  ING GET U.S. Core Portfolio - Series 8
  ING GET U.S. Core Portfolio - Series 9
  ING GET U.S. Core Portfolio - Series 10

ING Variable Insurance Trust (continued):
  ING GET U.S. Core Portfolio - Series 11
  ING GET U.S. Core Portfolio - Series 12
  ING GET U.S. Core Portfolio - Series 13
  ING GET U.S. Core Portfolio - Series 14
ING Variable Portfolios, Inc.:
  ING BlackRock Science and Technology Opportunities
    Portfolio - Class I
  ING Index Plus LargeCap Portfolio - Class I
  ING Index Plus MidCap Portfolio - Class I
  ING Index Plus SmallCap Portfolio - Class I
  ING International Index Portfolio - Class I
  ING International Index Portfolio - Class S
  ING Opportunistic Large Cap Growth Portfolio - Class I
  ING Opportunistic Large Cap Portfolio - Class I
  ING Opportunistic Large Cap Portfolio - Class S
  ING Russell™ Large Cap Growth Index Portfolio - Class I
  ING Russell™ Large Cap Index Portfolio - Class I
  ING Russell™ Large Cap Value Index Portfolio - Class I
  ING Russell™ Large Cap Value Index Portfolio - Class S
  ING Russell™ Mid Cap Growth Index Portfolio - Class S
  ING Russell™ Mid Cap Index Portfolio - Class I
  ING Russell™ Small Cap Index Portfolio - Class I
  ING Small Company Portfolio - Class I
  ING U.S. Bond Index Portfolio - Class I
ING Variable Products Trust:
  ING International Value Portfolio - Class I
  ING MidCap Opportunities Portfolio - Class I
  ING MidCap Opportunities Portfolio - Class S
  ING SmallCap Opportunities Portfolio - Class I
  ING SmallCap Opportunities Portfolio - Class S
Janus Aspen Series:
  Janus Aspen Series Balanced Portfolio - Institutional Shares
  Janus Aspen Series Enterprise Portfolio - Institutional Shares
  Janus Aspen Series Flexible Bond Portfolio - Institutional Shares
  Janus Aspen Series Janus Portfolio - Institutional Shares
  Janus Aspen Series Worldwide Portfolio - Institutional Shares
Lord Abbett Series Fund, Inc.:
  Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC
Oppenheimer Variable Account Funds:
  Oppenheimer Global Securities/VA
  Oppenheimer Main Street Fund®/VA
  Oppenheimer Main Street Small Cap Fund®/VA
  Oppenheimer MidCap Fund/VA
PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Administrative Class
Pioneer Variable Contracts Trust:
  Pioneer Emerging Markets VCT Portfolio - Class I
  Pioneer High Yield VCT Portfolio - Class I
Premier VIT:
  Premier VIT OpCap Mid Cap Portfolio - Class I
Wanger Advisors Trust:
  Wanger International
  Wanger Select
  Wanger USA

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2009, by correspondence with the transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting Variable Annuity Account B of ING Life Insurance and Annuity Company at December 31, 2009, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young, LLP

Atlanta, Georgia
April 7, 2010

Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	AIM V.I. Capital Appreciation Fund - Series I Shares	AIM V.I. Core Equity Fund - Series I Shares	Calvert Social Balanced Portfolio	Federated Capital Income Fund II	Federated Clover Value Fund II - Primary Shares
Assets					
Investments in mutual funds					
at fair value	$ 648	$ 1,552	$ 1,241	$ 1,537	$ 7,641
Total assets	648	1,552	1,241	1,537	7,641
Net assets	$ 648	$ 1,552	$ 1,241	$ 1,537	$ 7,641
Net assets					
Accumulation units	$ 597	$ 1,334	$ 1,241	$ 1,530	$ 7,616
Contracts in payout (annuitization)					
period	51	218	-	7	25
Total net assets	$ 648	$ 1,552	$ 1,241	$ 1,537	$ 7,641
Total number of shares	31,851	62,298	809,829	177,253	843,361
Cost of shares	$ 786	$ 1,569	$ 1,425	$ 1,551	$ 12,489

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	Federated Equity Income Fund II	Federated Fund for U.S. Government Securities II	Federated High Income Bond Fund II - Primary Shares	Federated International Equity Fund II	Federated Mid Cap Growth Strategies Fund II
Assets					
Investments in mutual funds					
at fair value	$ 2,215	$ 1,615	$ 4,314	$ 1,595	$ 2,424
Total assets	2,215	1,615	4,314	1,595	2,424
Net assets	$ 2,215	$ 1,615	$ 4,314	$ 1,595	$ 2,424
Net assets					
Accumulation units	$ 2,146	$ 1,615	$ 4,276	$ 1,580	$ 2,424
Contracts in payout (annuitization)					
period	69	-	38	15	-
Total net assets	$ 2,215	$ 1,615	$ 4,314	$ 1,595	$ 2,424
Total number of shares	185,691	141,056	646,783	115,937	145,677
Cost of shares	$ 2,297	$ 1,574	$ 4,478	$ 1,406	$ 2,792

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	Federated Prime Money Fund II		Fidelity® VIP Equity-Income Portfolio - Initial Class		Fidelity® VIP Growth Portfolio - Initial Class		Fidelity® VIP High Income Portfolio - Initial Class		Fidelity® VIP Overseas Portfolio - Initial Class	
Assets										
Investments in mutual funds										
at fair value	$	1,502	$	65,887	$	8,618	$	192	$	5,452
Total assets		1,502		65,887		8,618		192		5,452
Net assets	$	1,502	$	65,887	$	8,618	$	192	$	5,452
Net assets										
Accumulation units	$	1,502	$	65,887	$	8,618	$	-	$	5,452
Contracts in payout (annuitization)										
period		-		-		-		192		-
Total net assets	$	1,502	$	65,887	$	8,618	$	192	$	5,452
Total number of shares		1,502,344		3,919,490		286,876		36,331		362,230
Cost of shares	$	1,502	$	92,546	$	9,815	$	166	$	7,332

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Franklin Small Cap Value Securities Fund - Class 2	ING Balanced Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 126,570	$ 22,865	$ 914	$ 3,377	$ 80,515
Total assets	126,570	22,865	914	3,377	80,515
Net assets	$ 126,570	$ 22,865	$ 914	$ 3,377	$ 80,515
Net assets					
Accumulation units	$ 126,570	$ 22,865	$ 914	$ 3,377	$ 57,205
Contracts in payout (annuitization) period	-	-	-	-	23,310
Total net assets	$ 126,570	$ 22,865	$ 914	$ 3,377	$ 80,515
Total number of shares	6,138,224	191,148	73,211	264,436	7,726,973
Cost of shares	$ 168,030	$ 22,754	$ 926	$ 4,197	$ 97,507

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Intermediate Bond Portfolio - Class I	ING American Funds Growth Portfolio	ING American Funds Growth- Income Portfolio	ING American Funds International Portfolio	ING Artio Foreign Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 104,817	$ 14,407	$ 12,494	$ 16,435	$ 7,153
Total assets	104,817	14,407	12,494	16,435	7,153
Net assets	$ 104,817	$ 14,407	$ 12,494	$ 16,435	$ 7,153
Net assets					
Accumulation units	$ 95,956	$ 12,336	$ 10,671	$ 14,238	$ 7,153
Contracts in payout (annuitization)					
period	8,861	2,071	1,823	2,197	-
Total net assets	$ 104,817	$ 14,407	$ 12,494	$ 16,435	$ 7,153
Total number of shares	9,059,361	335,819	407,916	1,035,588	661,658
Cost of shares	$ 111,916	$ 18,324	$ 15,590	$ 19,964	$ 9,247

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING Clarion Global Real Estate Portfolio - Institutional Class	ING Clarion Global Real Estate Portfolio - Service Class	ING Clarion Real Estate Portfolio - Service Class	ING Evergreen Health Sciences Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 24,319	$ 1,713	$ 1,118	$ 1,553	$ 283
Total assets	24,319	1,713	1,118	1,553	283
Net assets	$ 24,319	$ 1,713	$ 1,118	$ 1,553	$ 283
Net assets					
Accumulation units	$ 22,503	$ 1,713	$ 1,118	$ 1,553	$ 283
Contracts in payout (annuitization)					
period	1,816	-	-	-	-
Total net assets	$ 24,319	$ 1,713	$ 1,118	$ 1,553	$ 283
Total number of shares	2,804,937	185,003	121,280	87,497	27,518
Cost of shares	$ 33,016	$ 1,685	$ 1,402	$ 1,670	$ 268

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Evergreen Omega Portfolio - Institutional Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	ING Franklin Income Portfolio - Service Class	ING Franklin Mutual Shares Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 8,990	$ 16,149	$ 1,237	$ 4,595	$ 2,349
Total assets	8,990	16,149	1,237	4,595	2,349
Net assets	$ 8,990	$ 16,149	$ 1,237	$ 4,595	$ 2,349
Net assets					
Accumulation units	$ 7,998	$ 14,371	$ 1,237	$ 4,595	$ 2,349
Contracts in payout (annuitization)					
period	992	1,778	-	-	-
Total net assets	$ 8,990	$ 16,149	$ 1,237	$ 4,595	$ 2,349
Total number of shares	772,958	1,358,194	104,350	489,842	324,511
Cost of shares	$ 8,159	$ 18,330	$ 1,258	$ 4,850	$ 2,717

The accompanying notes are an integral part of these financial statements.

10

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Global Resources Portfolio - Service Class		ING Janus Contrarian Portfolio - Service Class		ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class		ING JPMorgan Emerging Markets Equity Portfolio - Service Class		ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	
Assets										
Investments in mutual funds										
at fair value	$	8,735	$	1,347	$	6,191	$	8,208	$	2,000
Total assets		8,735		1,347		6,191		8,208		2,000
Net assets	$	8,735	$	1,347	$	6,191	$	8,208	$	2,000
Net assets										
Accumulation units	$	8,735	$	1,347	$	6,191	$	8,208	$	2,000
Contracts in payout (annuitization)										
period		-		-		-		-		-
Total net assets	$	8,735	$	1,347	$	6,191	$	8,208	$	2,000
Total number of shares		489,065		127,218		303,779		403,714		191,198
Cost of shares	$	10,716	$	1,038	$	5,920	$	7,943	$	2,491

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Institutional Class	ING Lord Abbett Affiliated Portfolio - Service Class	ING Marsico Growth Portfolio - Service Class	ING Marsico International Opportunities Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 143	$ 3,183	$ 500	$ 1,595	$ 5,429
Total assets	143	3,183	500	1,595	5,429
Net assets	$ 143	$ 3,183	$ 500	$ 1,595	$ 5,429
Net assets					
Accumulation units	$ 143	$ 3,183	$ 500	$ 1,595	$ 5,429
Contracts in payout (annuitization)					
period	-	-	-	-	-
Total net assets	$ 143	$ 3,183	$ 500	$ 1,595	$ 5,429
Total number of shares	13,793	413,332	64,528	111,005	521,501
Cost of shares	$ 165	$ 4,346	$ 576	$ 1,669	$ 7,461

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class	ING PIMCO High Yield Portfolio - Service Class	ING Pioneer Equity Income Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 46,669	$ 1,288	$ 2,238	$ 4,530	$ 3,102
Total assets	46,669	1,288	2,238	4,530	3,102
Net assets	$ 46,669	$ 1,288	$ 2,238	$ 4,530	$ 3,102
Net assets					
Accumulation units	$ 46,669	$ 1,288	$ 2,238	$ 4,530	$ 3,102
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 46,669	$ 1,288	$ 2,238	$ 4,530	$ 3,102
Total number of shares	3,416,491	94,010	186,537	469,479	446,932
Cost of shares	$ 57,464	$ 1,442	$ 2,645	$ 3,989	$ 3,804

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Retirement Growth Portfolio - Adviser Class	ING Retirement Moderate Growth Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 11,381	$ 2,620	$ 737	$ 5,625	$ 7,664
Total assets	11,381	2,620	737	5,625	7,664
Net assets	$ 11,381	$ 2,620	$ 737	$ 5,625	$ 7,664
Net assets					
Accumulation units	$ 8,237	$ 2,620	$ 737	$ 5,625	$ 7,664
Contracts in payout (annuitization)					
period	3,144	-	-	-	-
Total net assets	$ 11,381	$ 2,620	$ 737	$ 5,625	$ 7,664
Total number of shares	1,169,702	278,990	78,613	598,427	793,324
Cost of shares	$ 13,104	$ 3,116	$ 748	$ 5,516	$ 7,539

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Retirement Moderate Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 9,028	$ 11,020	$ 6,057	$ 489	$ 865
Total assets	9,028	11,020	6,057	489	865
Net assets	$ 9,028	$ 11,020	$ 6,057	$ 489	$ 865
Net assets					
Accumulation units	$ 9,028	$ 11,020	$ 6,057	$ 489	$ 865
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 9,028	$ 11,020	$ 6,057	$ 489	$ 865
Total number of shares	912,801	545,565	581,830	45,924	44,735
Cost of shares	$ 8,904	$ 11,782	$ 6,403	$ 605	$ 974

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	ING Money Market Portfolio - Class I	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Asset Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 316	$ 140,358	$ 1,309	$ 338	$ 3,335
Total assets	316	140,358	1,309	338	3,335
Net assets	$ 316	$ 140,358	$ 1,309	$ 338	$ 3,335
Net assets					
Accumulation units	$ 316	$ 134,932	$ 1,309	$ 338	$ 3,335
Contracts in payout (annuitization) period	-	5,426	-	-	-
Total net assets	$ 316	$ 140,358	$ 1,309	$ 338	$ 3,335
Total number of shares	39,060	140,357,613	133,566	35,860	222,632
Cost of shares	$ 252	$ 140,358	$ 1,198	$ 370	$ 3,720

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Columbia Small Cap Value Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 663	$ 2,481	$ 1,764	$ 18,675	$ 91,664
Total assets	663	2,481	1,764	18,675	91,664
Net assets	$ 663	$ 2,481	$ 1,764	$ 18,675	$ 91,664
Net assets					
Accumulation units	$ 663	$ 2,481	$ 1,764	$ 17,842	$ 88,583
Contracts in payout (annuitization) period	-	-	-	833	3,081
Total net assets	$ 663	$ 2,481	$ 1,764	$ 18,675	$ 91,664
Total number of shares	78,874	155,713	155,168	480,581	7,531,973
Cost of shares	$ 762	$ 2,483	$ 2,205	$ 16,910	$ 96,977

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Oppenheimer Strategic Income Portfolio - Initial Class		ING Oppenheimer Strategic Income Portfolio - Service Class		ING PIMCO Total Return Portfolio - Service Class		ING Pioneer High Yield Portfolio - Initial Class		ING Solution 2015 Portfolio - Service Class	
Assets										
Investments in mutual funds										
at fair value	$	43,730	$	108	$	14,338	$	19,385	$	3,305
Total assets		43,730		108		14,338		19,385		3,305
Net assets	$	43,730	$	108	$	14,338	$	19,385	$	3,305
Net assets										
Accumulation units	$	40,811	$	-	$	14,338	$	17,337	$	3,305
Contracts in payout (annuitization)										
period		2,919		108		-		2,048		-
Total net assets	$	43,730	$	108	$	14,338	$	19,385	$	3,305
Total number of shares		4,172,731		10,246		1,238,160		1,928,826		325,009
Cost of shares	$	43,860	$	91	$	13,920	$	16,479	$	3,535

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 2,009	$ 2,339	$ 1,200	$ 1,436	$ 42,125
Total assets	2,009	2,339	1,200	1,436	42,125
Net assets	$ 2,009	$ 2,339	$ 1,200	$ 1,436	$ 42,125
Net assets					
Accumulation units	$ 2,009	$ 2,339	$ 1,200	$ 1,436	$ 42,125
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 2,009	$ 2,339	$ 1,200	$ 1,436	$ 42,125
Total number of shares	202,362	233,707	119,954	138,700	6,277,998
Cost of shares	$ 2,047	$ 2,385	$ 1,240	$ 1,385	$ 48,934

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Initial Class	ING Thornburg Value Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Van Kampen Comstock Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 31,789	$ 21,070	$ 17,350	$ 16,616	$ 1,025
Total assets	31,789	21,070	17,350	16,616	1,025
Net assets	$ 31,789	$ 21,070	$ 17,350	$ 16,616	$ 1,025
Net assets					
Accumulation units	$ 27,720	$ 19,609	$ 14,828	$ 16,616	$ 1,025
Contracts in payout (annuitization) period	4,069	1,461	2,522	-	-
Total net assets	$ 31,789	$ 21,070	$ 17,350	$ 16,616	$ 1,025
Total number of shares	681,428	2,025,941	594,577	2,061,576	114,407
Cost of shares	$ 32,431	$ 24,917	$ 15,832	$ 17,266	$ 1,220

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Van Kampen Equity and Income Portfolio - Initial Class	ING Strategic Allocation Conservative Portfolio - Class I	ING Strategic Allocation Growth Portfolio - Class I	ING Strategic Allocation Moderate Portfolio - Class I	ING Growth and Income Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 66,795	$ 8,694	$ 8,694	$ 10,045	$ 215,519
Total assets	66,795	8,694	8,694	10,045	215,519
Net assets	$ 66,795	$ 8,694	$ 8,694	$ 10,045	$ 215,519
Net assets					
Accumulation units	$ 66,795	$ 6,108	$ 7,253	$ 7,490	$ 161,970
Contracts in payout (annuitization) period	-	2,586	1,441	2,555	53,549
Total net assets	$ 66,795	$ 8,694	$ 8,694	$ 10,045	$ 215,519
Total number of shares	2,152,592	887,137	925,859	1,048,562	11,097,766
Cost of shares	$ 73,228	$ 10,290	$ 11,153	$ 13,183	$ 212,098

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 5		ING GET U.S. Core Portfolio - Series 6		ING GET U.S. Core Portfolio - Series 7		ING GET U.S. Core Portfolio - Series 8		ING GET U.S. Core Portfolio - Series 9	
Assets										
Investments in mutual funds										
at fair value	$	1,481	$	18,495	$	10,586	$	8,683	$	7,044
Total assets		1,481		18,495		10,586		8,683		7,044
Net assets	$	1,481	$	18,495	$	10,586	$	8,683	$	7,044
Net assets										
Accumulation units	$	1,481	$	18,495	$	10,586	$	8,683	$	7,044
Contracts in payout (annuitization)										
period		-		-		-		-		-
Total net assets	$	1,481	$	18,495	$	10,586	$	8,683	$	7,044
Total number of shares		191,122		2,280,496		1,339,950		1,093,590		894,991
Cost of shares	$	1,815	$	21,993	$	12,703	$	10,427	$	8,456

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12	ING GET U.S. Core Portfolio - Series 13	ING GET U.S. Core Portfolio - Series 14
Assets					
Investments in mutual funds at fair value	$ 4,779	$ 6,024	$ 15,586	$ 14,452	$ 12,578
Total assets	4,779	6,024	15,586	14,452	12,578
Net assets	$ 4,779	$ 6,024	$ 15,586	$ 14,452	$ 12,578
Net assets					
Accumulation units	$ 4,779	$ 6,024	$ 15,586	$ 14,452	$ 12,578
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 4,779	$ 6,024	$ 15,586	$ 14,452	$ 12,578
Total number of shares	595,904	767,346	2,026,810	1,530,984	1,266,629
Cost of shares	$ 5,680	$ 7,113	$ 18,746	$ 15,385	$ 12,876

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING BlackRock Science and Technology Opportunities Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class I	ING Index Plus MidCap Portfolio - Class I	ING Index Plus SmallCap Portfolio - Class I	ING International Index Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 5,656	$ 84,361	$ 9,299	$ 3,939	$ 11,857
Total assets	5,656	84,361	9,299	3,939	11,857
Net assets	$ 5,656	$ 84,361	$ 9,299	$ 3,939	$ 11,857
Net assets					
Accumulation units	$ 5,656	$ 64,743	$ 9,299	$ 3,939	$ 10,666
Contracts in payout (annuitization)					
period	-	19,618	-	-	1,191
Total net assets	$ 5,656	$ 84,361	$ 9,299	$ 3,939	$ 11,857
Total number of shares	1,129,012	6,792,352	723,696	341,904	1,444,228
Cost of shares	$ 5,389	$ 105,293	$ 12,279	$ 5,313	$ 10,888

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING International Index Portfolio - Class S		ING Opportunistic Large Cap Portfolio - Class I		ING Russell™ Large Cap Growth Index Portfolio - Class I		ING Russell™ Large Cap Index Portfolio - Class I		ING Russell™ Large Cap Value Index Portfolio - Class I	
Assets										
Investments in mutual funds at fair value	$	42	$	13,488	$	28,908	$	20,115	$	10,184
Total assets		42		13,488		28,908		20,115		10,184
Net assets	$	42	$	13,488	$	28,908	$	20,115	$	10,184
Net assets										
Accumulation units	$	42	$	12,395	$	28,491	$	16,168	$	10,184
Contracts in payout (annuitization) period		-		1,093		417		3,947		-
Total net assets	$	42	$	13,488	$	28,908	$	20,115	$	10,184
Total number of shares		5,177		1,405,022		2,251,397		2,255,026		805,094
Cost of shares	$	39	$	13,731	$	24,555	$	17,088	$	8,602

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I	ING Small Company Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 1,568	$ 101	$ 159	$ 123	$ 30,900
Total assets	1,568	101	159	123	30,900
Net assets	$ 1,568	$ 101	$ 159	$ 123	$ 30,900
Net assets					
Accumulation units	$ 1,568	$ 101	$ 159	$ 123	$ 26,373
Contracts in payout (annuitization) period	-	-	-	-	4,527
Total net assets	$ 1,568	$ 101	$ 159	$ 123	$ 30,900
Total number of shares	124,084	7,677	17,085	12,556	2,085,036
Cost of shares	$ 1,330	$ 91	$ 133	$ 95	$ 38,984

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING U.S. Bond Index Portfolio - Class I	ING International Value Portfolio - Class I	ING MidCap Opportunities Portfolio - Class I	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 675	$ 3,320	$ 523	$ 2,989	$ 320
Total assets	675	3,320	523	2,989	320
Net assets	$ 675	$ 3,320	$ 523	$ 2,989	$ 320
Net assets					
Accumulation units	$ 675	$ 3,320	$ 523	$ 2,989	$ 320
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 675	$ 3,320	$ 523	$ 2,989	$ 320
Total number of shares	64,986	392,428	57,870	337,359	19,872
Cost of shares	$ 667	$ 4,067	$ 442	$ 2,304	$ 232

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	ING SmallCap Opportunities Portfolio - Class S	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Janus Portfolio - Institutional Shares
Assets					
Investments in mutual funds at fair value	$ 2,004	$ 13	$ 2	$ 3	$ 2
Total assets	2,004	13	2	3	2
Net assets	$ 2,004	$ 13	$ 2	$ 3	$ 2
Net assets					
Accumulation units	$ 2,004	$ 13	$ 2	$ 3	$ 2
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 2,004	$ 13	$ 2	$ 3	$ 2
Total number of shares	127,233	496	58	231	81
Cost of shares	$ 2,268	$ 13	$ 2	$ 3	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	Janus Aspen Series Worldwide Portfolio - Institutional Shares	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	Oppenheimer Global Securities/VA	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA
Assets					
Investments in mutual funds at fair value	$ 1	$ 2,101	$ 62	$ 288	$ 586
Total assets	1	2,101	62	288	586
Net assets	$ 1	$ 2,101	$ 62	$ 288	$ 586
Net assets					
Accumulation units	$ 1	$ 2,101	$ 62	$ -	$ 586
Contracts in payout (annuitization) period	-	-	-	288	-
Total net assets	$ 1	$ 2,101	$ 62	$ 288	$ 586
Total number of shares	46	158,589	2,345	15,852	40,721
Cost of shares	$ 2	$ 2,873	$ 75	$ 367	$ 668

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	Oppenheimer MidCap Fund/VA	PIMCO Real Return Portfolio - Administrative Class	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I	Premier VIT OpCap Mid Cap Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 195	$ 8,712	$ 2,820	$ 551	$ 708
Total assets	195	8,712	2,820	551	708
Net assets	$ 195	$ 8,712	$ 2,820	$ 551	$ 708
Net assets					
Accumulation units	$ -	$ 8,712	$ 2,820	$ 551	$ 708
Contracts in payout (annuitization)					
period	195	-	-	-	-
Total net assets	$ 195	$ 8,712	$ 2,820	$ 551	$ 708
Total number of shares	5,337	700,333	103,158	57,800	59,360
Cost of shares	$ 194	$ 8,604	$ 2,465	$ 484	$ 608

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2009
(Dollars in thousands)

	Wanger International	Wanger Select	Wanger USA
Assets			
Investments in mutual funds			
at fair value	$ 1,413	$ 2,845	$ 432
Total assets	1,413	2,845	432
Net assets	$ 1,413	$ 2,845	$ 432
Net assets			
Accumulation units	$ 1,413	$ 2,845	$ 432
Contracts in payout (annuitization)			
period	-	-	-
Total net assets	$ 1,413	$ 2,845	$ 432
Total number of shares	47,622	123,444	15,755
Cost of shares	$ 1,356	$ 2,791	$ 376

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	AIM V.I. Capital Appreciation Fund - Series I Shares	AIM V.I. Core Equity Fund - Series I Shares	Calvert Social Balanced Portfolio	Federated Capital Income Fund II	Federated Clover Value Fund II - Primary Shares
Net investment income (loss)					
Income:					
Dividends	$ 4	$ 26	$ 24	$ 91	$ 206
Total investment income	4	26	24	91	206
Expenses:					
Mortality and expense risk and other charges	5	13	12	20	104
Total expenses	5	13	12	20	104
Net investment income (loss)	(1)	13	12	71	102
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(37)	(50)	(153)	(39)	(2,805)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(37)	(50)	(153)	(39)	(2,805)
Net unrealized appreciation (depreciation) of investments	140	354	366	300	3,446
Net realized and unrealized gain (loss) on investments	103	304	213	261	641
Net increase (decrease) in net assets resulting from operations	$ 102	$ 317	$ 225	$ 332	$ 743

The accompanying notes are an integral part of these financial statements.

Statements of Operations
December 31, 2009
(Dollars in thousands)

	Federated Equity Income Fund II	Federated Fund for U.S. Government Securities II	Federated High Income Bond Fund II - Primary Shares	Federated International Equity Fund II	Federated Mid Cap Growth Strategies Fund II
Net investment income (loss)					
Income:					
Dividends	$ 100	$ 89	$ 452	$ 42	$ -
Total investment income	100	89	452	42	-
Expenses:					
Mortality and expense risk and other charges	30	25	55	20	33
Total expenses	30	25	55	20	33
Net investment income (loss)	70	64	397	22	(33)
Realized and unrealized gain (loss) **on investments**					
Net realized gain (loss) on investments	(45)	2	(288)	(85)	(359)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(45)	2	(288)	(85)	(359)
Net unrealized appreciation (depreciation) of investments	222	(2)	1,488	520	957
Net realized and unrealized gain (loss) on investments	177	-	1,200	435	598
Net increase (decrease) in net assets resulting from operations	$ 247	$ 64	$ 1,597	$ 457	$ 565

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	Federated Prime Money Fund II	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 8	$ 1,326	$ 34	$ 14	$ 103
Total investment income	8	1,326	34	14	103
Expenses:					
Mortality and expense risk and other charges	24	719	70	3	42
Total expenses	24	719	70	3	42
Net investment income (loss)	(16)	607	(36)	11	61
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	(7,749)	(419)	(5)	(787)
Capital gains distributions	-	-	7	-	15
Total realized gain (loss) on investments and capital gains distributions	-	(7,749)	(412)	(5)	(772)
Net unrealized appreciation (depreciation) of investments	-	21,907	2,369	62	1,782
Net realized and unrealized gain (loss) on investments	-	14,158	1,957	57	1,010
Net increase (decrease) in net assets resulting from operations	$ (16)	$ 14,765	$ 1,921	$ 68	$ 1,071

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Franklin Small Cap Value Securities Fund - Class 2	ING Balanced Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 1,535	$ 519	$ 79	$ 47	$ 3,562
Total investment income	1,535	519	79	47	3,562
Expenses:					
Mortality and expense risk and other charges	1,295	288	13	25	917
Total expenses	1,295	288	13	25	917
Net investment income (loss)	240	231	66	22	2,645
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(7,310)	(579)	(5)	(390)	(3,562)
Capital gains distributions	30	485	4	128	-
Total realized gain (loss) on investments and capital gains distributions	(7,280)	(94)	(1)	(262)	(3,562)
Net unrealized appreciation (depreciation) of investments	40,198	4,408	53	973	13,330
Net realized and unrealized gain (loss) on investments	32,918	4,314	52	711	9,768
Net increase (decrease) in net assets resulting from operations	$ 33,158	$ 4,545	$ 118	$ 733	$ 12,413

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING Intermediate Bond Portfolio - Class I	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	ING American Funds Growth Portfolio	ING American Funds Growth-Income Portfolio	ING American Funds International Portfolio
Net investment income (loss)					
Income:					
Dividends	$ 6,755	$ -	$ 249	$ 269	$ 512
Total investment income	6,755	-	249	269	512
Expenses:					
Mortality and expense risk and other charges	1,238	1	159	140	175
Total expenses	1,238	1	159	140	175
Net investment income (loss)	5,517	(1)	90	129	337
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(5,029)	(53)	(2,097)	(1,206)	(1,646)
Capital gains distributions	-	-	1,705	844	2,352
Total realized gain (loss) on investments and capital gains distributions	(5,029)	(53)	(392)	(362)	706
Net unrealized appreciation (depreciation) of investments	10,087	71	4,367	3,133	3,731
Net realized and unrealized gain (loss) on investments	5,058	18	3,975	2,771	4,437
Net increase (decrease) in net assets resulting from operations	$ 10,575	$ 17	$ 4,065	$ 2,900	$ 4,774

The accompanying notes are an integral part of these financial statements.

Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING Artio Foreign Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING Clarion Global Real Estate Portfolio - Institutional Class	ING Clarion Global Real Estate Portfolio - Service Class	ING Clarion Real Estate Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 248	$ 133	$ 28	$ 24	$ 42
Total investment income	248	133	28	24	42
Expenses:					
Mortality and expense risk and other charges	62	267	9	11	9
Total expenses	62	267	9	11	9
Net investment income (loss)	186	(134)	19	13	33
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2,259)	(2,825)	(163)	(226)	(394)
Capital gains distributions	-	-	-	-	26
Total realized gain (loss) on investments and capital gains distributions	(2,259)	(2,825)	(163)	(226)	(368)
Net unrealized appreciation (depreciation) of investments	3,193	8,637	477	485	696
Net realized and unrealized gain (loss) on investments	934	5,812	314	259	328
Net increase (decrease) in net assets resulting from operations	$ 1,120	$ 5,678	$ 333	$ 272	$ 361

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING Evergreen Health Sciences Portfolio - Service Class	ING Evergreen Omega Portfolio - Institutional Class	ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	ING Franklin Income Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 39	$ 99	$ 5	$ 254
Total investment income	-	39	99	5	254
Expenses:					
Mortality and expense risk and other charges	4	97	178	8	48
Total expenses	4	97	178	8	48
Net investment income (loss)	(4)	(58)	(79)	(3)	206
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(196)	(234)	(1,834)	(108)	(474)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(196)	(234)	(1,834)	(108)	(474)
Net unrealized appreciation (depreciation) of investments	239	2,959	6,478	425	1,308
Net realized and unrealized gain (loss) on investments	43	2,725	4,644	317	834
Net increase (decrease) in net assets resulting from operations	$ 39	$ 2,667	$ 4,565	$ 314	$ 1,040

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING Franklin Mutual Shares Portfolio - Service Class	ING Global Resources Portfolio - Service Class	ING Growth and Income Portfolio II - Institutional Class	ING Growth and Income Portfolio II - Service Class	ING Index Plus International Equity Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 3	$ 23	$ 235	$ 5	$ 617
Total investment income	3	23	235	5	617
Expenses:					
Mortality and expense risk and other charges	24	70	48	1	65
Total expenses	24	70	48	1	65
Net investment income (loss)	(21)	(47)	187	4	552
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(234)	(1,006)	(9,466)	(237)	(10,801)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(234)	(1,006)	(9,466)	(237)	(10,801)
Net unrealized appreciation (depreciation) of investments	726	3,285	10,270	252	11,730
Net realized and unrealized gain (loss) on investments	492	2,279	804	15	929
Net increase (decrease) in net assets resulting from operations	$ 471	$ 2,232	$ 991	$ 19	$ 1,481

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING Index Plus International Equity Portfolio - Service Class	ING Janus Contrarian Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 38	$ 7	$ 71	$ 75	$ 14
Total investment income	38	7	71	75	14
Expenses:					
Mortality and expense risk and other charges	3	8	58	48	22
Total expenses	3	8	58	48	22
Net investment income (loss)	35	(1)	13	27	(8)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(621)	(37)	(1,259)	(597)	(260)
Capital gains distributions	-	-	-	-	42
Total realized gain (loss) on investments and capital gains distributions	(621)	(37)	(1,259)	(597)	(218)
Net unrealized appreciation (depreciation) of investments	691	356	3,503	3,534	645
Net realized and unrealized gain (loss) on investments	70	319	2,244	2,937	427
Net increase (decrease) in net assets resulting from operations	$ 105	$ 318	$ 2,257	$ 2,964	$ 419

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING JPMorgan Value Opportunities Portfolio - Institutional Class	ING JPMorgan Value Opportunities Portfolio - Service Class	ING LifeStyle Aggressive Growth Portfolio - Service Class	ING LifeStyle Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 549	$ 78	$ 39	$ 194
Total investment income	-	549	78	39	194
Expenses:					
Mortality and expense risk and other charges	1	60	10	11	43
Total expenses	1	60	10	11	43
Net investment income (loss)	(1)	489	68	28	151
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(7)	(7,744)	(1,058)	(594)	(2,207)
Capital gains distributions	3	-	-	17	90
Total realized gain (loss) on investments and capital gains distributions	(4)	(7,744)	(1,058)	(577)	(2,117)
Net unrealized appreciation (depreciation) of investments	32	7,825	1,092	803	2,830
Net realized and unrealized gain (loss) on investments	28	81	34	226	713
Net increase (decrease) in net assets resulting from operations	$ 27	$ 570	$ 102	$ 254	$ 864

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING LifeStyle Moderate Growth Portfolio - Service Class	ING LifeStyle Moderate Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Institutional Class	ING Lord Abbett Affiliated Portfolio - Service Class	ING Marsico Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 354	$ 458	$ 30	$ 3	$ 13
Total investment income	354	458	30	3	13
Expenses:					
Mortality and expense risk and other charges	67	80	28	6	13
Total expenses	67	80	28	6	13
Net investment income (loss)	287	378	2	(3)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2,572)	(1,700)	(1,358)	(157)	(278)
Capital gains distributions	138	102	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(2,434)	(1,598)	(1,358)	(157)	(278)
Net unrealized appreciation (depreciation) of investments	3,476	2,586	1,854	244	650
Net realized and unrealized gain (loss) on investments	1,042	988	496	87	372
Net increase (decrease) in net assets resulting from operations	$ 1,329	$ 1,366	$ 498	$ 84	$ 372

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING Marsico International Opportunities Portfolio - Service Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class	ING Oppenheimer Main Street Portfolio® - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 65	$ 1,215	$ 30	$ 110	$ 11
Total investment income	65	1,215	30	110	11
Expenses:					
Mortality and expense risk and other charges	59	567	9	18	9
Total expenses	59	567	9	18	9
Net investment income (loss)	6	648	21	92	2
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1,112)	(4,970)	(235)	(645)	(730)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(1,112)	(4,970)	(235)	(645)	(730)
Net unrealized appreciation (depreciation) of investments	2,678	11,208	375	1,101	791
Net realized and unrealized gain (loss) on investments	1,566	6,238	140	456	61
Net increase (decrease) in net assets resulting from operations	$ 1,572	$ 6,886	$ 161	$ 548	$ 63

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING Oppenheimer Main Street Portfolio® - Service Class	ING PIMCO High Yield Portfolio - Service Class	ING Pioneer Equity Income Portfolio - Institutional Class	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 1	$ 262	$ -	$ 148	$ 35
Total investment income	1	262	-	148	35
Expenses:					
Mortality and expense risk and other charges	-	36	26	123	20
Total expenses	-	36	26	123	20
Net investment income (loss)	1	226	(26)	25	15
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(53)	(214)	(842)	(695)	(356)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(53)	(214)	(842)	(695)	(356)
Net unrealized appreciation (depreciation) of investments	61	1,210	1,187	2,808	867
Net realized and unrealized gain (loss) on investments	8	996	345	2,113	511
Net increase (decrease) in net assets resulting from operations	$ 9	$ 1,222	$ 319	$ 2,138	$ 526

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Retirement Growth Portfolio - Adviser Class	ING Retirement Moderate Growth Portfolio - Adviser Class	ING Retirement Moderate Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 8	$ -	$ -	$ -	$ 184
Total investment income	8	-	-	-	184
Expenses:					
Mortality and expense risk and					
other charges	8	13	17	21	80
Total expenses	8	13	17	21	80
Net investment income (loss)	-	(13)	(17)	(21)	104
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(253)	3	3	3	(1,192)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(253)	3	3	3	(1,192)
Net unrealized appreciation					
(depreciation) of investments	378	109	125	124	3,633
Net realized and unrealized gain (loss)					
on investments	125	112	128	127	2,441
Net increase (decrease) in net assets					
resulting from operations	$ 125	$ 99	$ 111	$ 106	$ 2,545

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING T. Rowe Price Equity Income Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class	ING Van Kampen Capital Growth Portfolio - Institutional Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 93	$ 10	$ 235	$ 10	$ 2
Total investment income	93	10	235	10	2
Expenses:					
Mortality and expense risk and other charges	48	6	174	7	3
Total expenses	48	6	174	7	3
Net investment income (loss)	45	4	61	3	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1,167)	(101)	(16,197)	(205)	(53)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(1,167)	(101)	(16,197)	(205)	(53)
Net unrealized appreciation (depreciation) of investments	2,239	215	21,468	373	134
Net realized and unrealized gain (loss) on investments	1,072	114	5,271	168	81
Net increase (decrease) in net assets resulting from operations	$ 1,117	$ 118	$ 5,332	$ 171	$ 80

The accompanying notes are an integral part of these financial statements.

Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING Money Market Portfolio - Class I	ING American Century Large Company Value Portfolio - Service Class	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Asset Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 521	$ 3	$ 22	$ -	$ -
Total investment income	521	3	22	-	-
Expenses:					
Mortality and expense risk and other charges	2,142	1	10	2	27
Total expenses	2,142	1	10	2	27
Net investment income (loss)	(1,621)	2	12	(2)	(27)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	(20)	(248)	(23)	(275)
Capital gains distributions	73	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	73	(20)	(248)	(23)	(275)
Net unrealized appreciation (depreciation) of investments	-	19	626	107	1,154
Net realized and unrealized gain (loss) on investments	73	(1)	378	84	879
Net increase (decrease) in net assets resulting from operations	$ (1,548)	$ 1	$ 390	$ 82	$ 852

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING Columbia Small Cap Value Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	ING Neuberger Berman Partners Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 9	$ 15	$ 20	$ -	$ 563
Total investment income	9	15	20	-	563
Expenses:					
Mortality and expense risk and other charges	8	24	13	212	97
Total expenses	8	24	13	212	97
Net investment income (loss)	1	(9)	7	(212)	466
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(114)	(548)	(181)	439	(10,941)
Capital gains distributions	-	-	24	-	-
Total realized gain (loss) on investments and capital gains distributions	(114)	(548)	(157)	439	(10,941)
Net unrealized appreciation (depreciation) of investments	254	1,202	496	4,349	12,537
Net realized and unrealized gain (loss) on investments	140	654	339	4,788	1,596
Net increase (decrease) in net assets resulting from operations	$ 141	$ 645	$ 346	$ 4,576	$ 2,062

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING Neuberger Berman Partners Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Strategic Income Portfolio - Initial Class	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 6	$ 1,991	$ 1,665	$ 4	$ 397
Total investment income	6	1,991	1,665	4	397
Expenses:					
Mortality and expense risk and other charges	1	948	509	1	103
Total expenses	1	948	509	1	103
Net investment income (loss)	5	1,043	1,156	3	294
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(22)	(2,933)	(694)	(1)	43
Capital gains distributions	-	1,438	-	-	439
Total realized gain (loss) on investments and capital gains distributions	(22)	(1,495)	(694)	(1)	482
Net unrealized appreciation (depreciation) of investments	38	26,495	7,170	20	555
Net realized and unrealized gain (loss) on investments	16	25,000	6,476	19	1,037
Net increase (decrease) in net assets resulting from operations	$ 21	$ 26,043	$ 7,632	$ 22	$ 1,331

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING Pioneer High Yield Portfolio - Initial Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 1,256	$ 113	$ 56	$ 52	$ 23
Total investment income	1,256	113	56	52	23
Expenses:					
Mortality and expense risk and other charges	202	23	11	12	7
Total expenses	202	23	11	12	7
Net investment income (loss)	1,054	90	45	40	16
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(769)	(126)	(258)	(122)	(35)
Capital gains distributions	-	26	1	2	8
Total realized gain (loss) on investments and capital gains distributions	(769)	(100)	(257)	(120)	(27)
Net unrealized appreciation (depreciation) of investments	7,802	565	574	526	269
Net realized and unrealized gain (loss) on investments	7,033	465	317	406	242
Net increase (decrease) in net assets resulting from operations	$ 8,087	$ 555	$ 362	$ 446	$ 258

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 82	$ 157	$ 47	$ -	$ -
Total investment income	82	157	47	-	-
Expenses:					
Mortality and expense risk and other charges	11	422	350	211	-
Total expenses	11	422	350	211	-
Net investment income (loss)	71	(265)	(303)	(211)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(140)	(2,117)	376	(2,245)	-
Capital gains distributions	6	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(134)	(2,117)	376	(2,245)	-
Net unrealized appreciation (depreciation) of investments	264	15,853	9,652	7,347	-
Net realized and unrealized gain (loss) on investments	130	13,736	10,028	5,102	-
Net increase (decrease) in net assets resulting from operations	$ 201	$ 13,471	$ 9,725	$ 4,891	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING Thornburg Value Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Initial Class	ING Strategic Allocation Conservative Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 174	$ 222	$ 22	$ 1,197	$ 678
Total investment income	174	222	22	1,197	678
Expenses:					
Mortality and expense risk and other charges	169	186	9	761	105
Total expenses	169	186	9	761	105
Net investment income (loss)	5	36	13	436	573
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	65	(655)	(475)	(3,284)	(886)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	65	(655)	(475)	(3,284)	(886)
Net unrealized appreciation (depreciation) of investments	5,152	4,612	691	15,032	1,547
Net realized and unrealized gain (loss) on investments	5,217	3,957	216	11,748	661
Net increase (decrease) in net assets resulting from operations	$ 5,222	$ 3,993	$ 229	$ 12,184	$ 1,234

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING Strategic Allocation Growth Portfolio - Class I	ING Strategic Allocation Moderate Portfolio - Class I	ING Growth and Income Portfolio - Class I	ING GET U.S. Core Portfolio - Series 3	ING GET U.S. Core Portfolio - Series 4
Net investment income (loss)					
Income:					
Dividends	$ 850	$ 858	$ 2,868	$ 335	$ 102
Total investment income	850	858	2,868	335	102
Expenses:					
Mortality and expense risk and					
other charges	96	115	2,107	60	20
Total expenses	96	115	2,107	60	20
Net investment income (loss)	754	743	761	275	82
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(1,358)	(1,216)	(5,761)	(1,224)	(533)
Capital gains distributions	465	284	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(893)	(932)	(5,761)	(1,224)	(533)
Net unrealized appreciation					
(depreciation) of investments	1,880	1,817	54,072	831	434
Net realized and unrealized gain (loss)					
on investments	987	885	48,311	(393)	(99)
Net increase (decrease) in net assets					
resulting from operations	$ 1,741	$ 1,628	$ 49,072	$ (118)	$ (17)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 5	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9
Net investment income (loss)					
Income:					
Dividends	$ 56	$ 422	$ 264	$ 212	$ 169
Total investment income	56	422	264	212	169
Expenses:					
Mortality and expense risk and other charges	25	348	203	163	127
Total expenses	25	348	203	163	127
Net investment income (loss)	31	74	61	49	42
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(72)	(1,088)	(571)	(663)	(343)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(72)	(1,088)	(571)	(663)	(343)
Net unrealized appreciation (depreciation) of investments	38	947	393	596	274
Net realized and unrealized gain (loss) on investments	(34)	(141)	(178)	(67)	(69)
Net increase (decrease) in net assets resulting from operations	$ (3)	$ (67)	$ (117)	$ (18)	$ (27)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12	ING GET U.S. Core Portfolio - Series 13	ING GET U.S. Core Portfolio - Series 14
Net investment income (loss)					
Income:					
Dividends	$ 150	$ 276	$ 558	$ 597	$ 666
Total investment income	150	276	558	597	666
Expenses:					
Mortality and expense risk and other charges	93	117	293	272	279
Total expenses	93	117	293	272	279
Net investment income (loss)	57	159	265	325	387
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(415)	(557)	(1,488)	(354)	(123)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(415)	(557)	(1,488)	(354)	(123)
Net unrealized appreciation (depreciation) of investments	180	192	712	(694)	(825)
Net realized and unrealized gain (loss) on investments	(235)	(365)	(776)	(1,048)	(948)
Net increase (decrease) in net assets resulting from operations	$ (178)	$ (206)	$ (511)	$ (723)	$ (561)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING BlackRock Science and Technology Opportunities Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class I	ING Index Plus MidCap Portfolio - Class I	ING Index Plus SmallCap Portfolio - Class I	ING International Index Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ -	$ 2,482	$ 137	$ 64	$ -
Total investment income	-	2,482	137	64	-
Expenses:					
Mortality and expense risk and other charges	51	930	63	28	58
Total expenses	51	930	63	28	58
Net investment income (loss)	(51)	1,552	74	36	(58)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(185)	(3,224)	(608)	(347)	23
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(185)	(3,224)	(608)	(347)	23
Net unrealized appreciation (depreciation) of investments	2,199	16,931	2,701	1,080	1,073
Net realized and unrealized gain (loss) on investments	2,014	13,707	2,093	733	1,096
Net increase (decrease) in net assets resulting from operations	$ 1,963	$ 15,259	$ 2,167	$ 769	$ 1,038

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING International Index Portfolio - Class S	ING Opportunistic Large Cap Growth Portfolio - Class I	ING Opportunistic Large Cap Portfolio - Class I	ING Opportunistic Large Cap Portfolio - Class S	ING Russell™ Large Cap Growth Index Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ -	$ 77	$ 146	$ 8	$ -
Total investment income	-	77	146	8	-
Expenses:					
Mortality and expense risk and other charges	-	53	92	2	165
Total expenses	-	53	92	2	165
Net investment income (loss)	-	24	54	6	(165)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2	(672)	(643)	(163)	270
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	2	(672)	(643)	(163)	270
Net unrealized appreciation (depreciation) of investments	3	1,912	1,931	166	4,353
Net realized and unrealized gain (loss) on investments	5	1,240	1,288	3	4,623
Net increase (decrease) in net assets resulting from operations	$ 5	$ 1,264	$ 1,342	$ 9	$ 4,458

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ -
Total investment income	-	-	-	-	-
Expenses:					
Mortality and expense risk and other charges	115	56	10	-	1
Total expenses	115	56	10	-	1
Net investment income (loss)	(115)	(56)	(10)	-	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	321	188	20	1	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	321	188	20	1	-
Net unrealized appreciation (depreciation) of investments	3,039	1,582	238	10	39
Net realized and unrealized gain (loss) on investments	3,360	1,770	258	11	39
Net increase (decrease) in net assets resulting from operations	$ 3,245	$ 1,714	$ 248	$ 11	$ 38

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING Russell™ Small Cap Index Portfolio - Class I	ING Small Company Portfolio - Class I	ING U.S. Bond Index Portfolio - Class I	ING International Value Portfolio - Class I	ING MidCap Opportunities Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ -	$ 182	$ 13	$ 48	$ 1
Total investment income	-	182	13	48	1
Expenses:					
Mortality and expense risk and					
other charges	1	325	4	25	4
Total expenses	1	325	4	25	4
Net investment income (loss)	(1)	(143)	9	23	(3)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(9)	(2,713)	10	(1,727)	(133)
Capital gains distributions	-	-	5	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(9)	(2,713)	15	(1,727)	(133)
Net unrealized appreciation					
(depreciation) of investments	38	9,234	4	2,308	280
Net realized and unrealized gain (loss)					
on investments	29	6,521	19	581	147
Net increase (decrease) in net assets					
resulting from operations	$ 28	$ 6,378	$ 28	$ 604	$ 144

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class I	ING SmallCap Opportunities Portfolio - Class S	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Enterprise Portfolio - Institutional Shares
Net investment income (loss)					
Income:					
Dividends	$ 3	$ -	$ -	$ 1	$ -
Total investment income	3	-	-	1	-
Expenses:					
Mortality and expense risk and					
other charges	32	3	22	-	-
Total expenses	32	3	22	-	-
Net investment income (loss)	(29)	(3)	(22)	1	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	125	(182)	(167)	-	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	125	(182)	(167)	-	-
Net unrealized appreciation					
(depreciation) of investments	809	206	658	3	1
Net realized and unrealized gain (loss)					
on investments	934	24	491	3	1
Net increase (decrease) in net assets					
resulting from operations	$ 905	$ 21	$ 469	$ 4	$ 1

The accompanying notes are an integral part of these financial statements.

Statements of Operations
December 31, 2009
(Dollars in thousands)

	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Janus Portfolio - Institutional Shares	Janus Aspen Series Worldwide Portfolio - Institutional Shares	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	Oppenheimer Global Securities/VA
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ 9	$ 1
Total investment income	-	-	-	9	1
Expenses:					
Mortality and expense risk and other charges	-	-	-	16	-
Total expenses	-	-	-	16	-
Net investment income (loss)	-	-	-	(7)	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	(1)	-	(594)	(1)
Capital gains distributions	-	-	-	-	1
Total realized gain (loss) on investments and capital gains distributions	-	(1)	-	(594)	-
Net unrealized appreciation (depreciation) of investments	-	2	1	980	17
Net realized and unrealized gain (loss) on investments	-	1	1	386	17
Net increase (decrease) in net assets resulting from operations	$ -	$ 1	$ 1	$ 379	$ 18

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA	Oppenheimer MidCap Fund/VA	PIMCO Real Return Portfolio - Administrative Class	Pioneer Emerging Markets VCT Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 5	$ 4	$ -	$ 225	$ 24
Total investment income	5	4	-	225	24
Expenses:					
Mortality and expense risk and					
other charges	3	4	1	58	17
Total expenses	3	4	1	58	17
Net investment income (loss)	2	-	(1)	167	7
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(14)	(26)	(22)	(175)	(702)
Capital gains distributions	-	-	-	332	-
Total realized gain (loss) on investments					
and capital gains distributions	(14)	(26)	(22)	157	(702)
Net unrealized appreciation					
(depreciation) of investments	76	173	31	821	1,653
Net realized and unrealized gain (loss)					
on investments	62	147	9	978	951
Net increase (decrease) in net assets					
resulting from operations	$ 64	$ 147	$ 8	$ 1,145	$ 958

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2009
(Dollars in thousands)

	Pioneer High Yield VCT Portfolio - Class I	Premier VIT OpCap Mid Cap Portfolio - Class I	Wanger International	Wanger Select	Wanger USA
Net investment income (loss)					
Income:					
Dividends	$ 27	$ 1	$ 29	$ -	$ -
Total investment income	27	1	29	-	-
Expenses:					
Mortality and expense risk and other charges	3	3	6	17	2
Total expenses	3	3	6	17	2
Net investment income (loss)	24	(2)	23	(17)	(2)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(124)	1	(13)	(652)	(107)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(124)	1	(13)	(652)	(107)
Net unrealized appreciation (depreciation) of investments	252	100	224	1,708	219
Net realized and unrealized gain (loss) on investments	128	101	211	1,056	112
Net increase (decrease) in net assets resulting from operations	$ 152	$ 99	$ 234	$ 1,039	$ 110

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	AIM V.I. Capital Appreciation Fund - Series I Shares	AIM V.I. Core Equity Fund - Series I Shares	Calvert Social Balanced Portfolio	Federated Capital Income Fund II
Net assets at January 1, 2008	$ 929	$ 1,492	$ 1,766	$ 2,537
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6)	17	22	97
Total realized gain (loss) on investments and capital gains distributions	(10)	86	30	163
Net unrealized appreciation (depreciation) of investments	(376)	(600)	(598)	(698)
Net increase (decrease) in net assets from operations	(392)	(497)	(546)	(438)
Changes from principal transactions:				
Total unit transactions	(14)	89	(48)	(608)
Increase (decrease) in assets derived from principal transactions	(14)	89	(48)	(608)
Total increase (decrease)	(406)	(408)	(594)	(1,046)
Net assets at December 31, 2008	523	1,084	1,172	1,491
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	13	12	71
Total realized gain (loss) on investments and capital gains distributions	(37)	(50)	(153)	(39)
Net unrealized appreciation (depreciation) of investments	140	354	366	300
Net increase (decrease) in net assets from operations	102	317	225	332
Changes from principal transactions:				
Total unit transactions	23	151	(156)	(286)
Increase (decrease) in assets derived from principal transactions	23	151	(156)	(286)
Total increase (decrease)	125	468	69	46
Net assets at December 31, 2009	$ 648	$ 1,552	$ 1,241	$ 1,537

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Federated Clover Value Fund II - Primary Shares	Federated Equity Income Fund II	Federated Fund for U.S. Government Securities II	Federated High Income Bond Fund II - Primary Shares
Net assets at January 1, 2008	$ 17,444	$ 4,689	$ 2,125	$ 5,582
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	71	88	73	412
Total realized gain (loss) on investments and capital gains distributions	1,396	61	(9)	(59)
Net unrealized appreciation (depreciation) of investments	(6,707)	(1,429)	(10)	(1,681)
Net increase (decrease) in net assets from operations	(5,240)	(1,280)	54	(1,328)
Changes from principal transactions:				
Total unit transactions	(3,434)	(1,015)	(263)	(766)
Increase (decrease) in assets derived from principal transactions	(3,434)	(1,015)	(263)	(766)
Total increase (decrease)	(8,674)	(2,295)	(209)	(2,094)
Net assets at December 31, 2008	8,770	2,394	1,916	3,488
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	102	70	64	397
Total realized gain (loss) on investments and capital gains distributions	(2,805)	(45)	2	(288)
Net unrealized appreciation (depreciation) of investments	3,446	222	(2)	1,488
Net increase (decrease) in net assets from operations	743	247	64	1,597
Changes from principal transactions:				
Total unit transactions	(1,872)	(426)	(365)	(771)
Increase (decrease) in assets derived from principal transactions	(1,872)	(426)	(365)	(771)
Total increase (decrease)	(1,129)	(179)	(301)	826
Net assets at December 31, 2009	$ 7,641	$ 2,215	$ 1,615	$ 4,314

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Federated International Equity Fund II	Federated Mid Cap Growth Strategies Fund II	Federated Prime Money Fund II	Fidelity® VIP Equity-Income Portfolio - Initial Class
Net assets at January 1, 2008	$ 3,549	$ 6,114	$ 1,915	$ 144,175
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(18)	(62)	21	1,007
Total realized gain (loss) on investments and capital gains distributions	111	938	-	1,575
Net unrealized appreciation (depreciation) of investments	(1,453)	(3,095)	-	(56,060)
Net increase (decrease) in net assets from operations	(1,360)	(2,219)	21	(53,478)
Changes from principal transactions:				
Total unit transactions	(805)	(1,355)	(189)	(29,548)
Increase (decrease) in assets derived from principal transactions	(805)	(1,355)	(189)	(29,548)
Total increase (decrease)	(2,165)	(3,574)	(168)	(83,026)
Net assets at December 31, 2008	1,384	2,540	1,747	61,149
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	22	(33)	(16)	607
Total realized gain (loss) on investments and capital gains distributions	(85)	(359)	-	(7,749)
Net unrealized appreciation (depreciation) of investments	520	957	-	21,907
Net increase (decrease) in net assets from operations	457	565	(16)	14,765
Changes from principal transactions:				
Total unit transactions	(246)	(681)	(229)	(10,027)
Increase (decrease) in assets derived from principal transactions	(246)	(681)	(229)	(10,027)
Total increase (decrease)	211	(116)	(245)	4,738
Net assets at December 31, 2009	$ 1,595	$ 2,424	$ 1,502	$ 65,887

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class
Net assets at January 1, 2008	$ 16,955	$ 103	$ 10,176	$ 241,923
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(14)	7	109	(495)
Total realized gain (loss) on investments and capital gains distributions	317	(1)	572	10,627
Net unrealized appreciation (depreciation) of investments	(7,918)	(30)	(4,850)	(103,575)
Net increase (decrease) in net assets from operations	(7,615)	(24)	(4,169)	(93,443)
Changes from principal transactions:				
Total unit transactions	(1,389)	(10)	(1,423)	(38,933)
Increase (decrease) in assets derived from principal transactions	(1,389)	(10)	(1,423)	(38,933)
Total increase (decrease)	(9,004)	(34)	(5,592)	(132,376)
Net assets at December 31, 2008	7,951	69	4,584	109,547
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(36)	11	61	240
Total realized gain (loss) on investments and capital gains distributions	(412)	(5)	(772)	(7,280)
Net unrealized appreciation (depreciation) of investments	2,369	62	1,782	40,198
Net increase (decrease) in net assets from operations	1,921	68	1,071	33,158
Changes from principal transactions:				
Total unit transactions	(1,254)	55	(203)	(16,135)
Increase (decrease) in assets derived from principal transactions	(1,254)	55	(203)	(16,135)
Total increase (decrease)	667	123	868	17,023
Net assets at December 31, 2009	$ 8,618	$ 192	$ 5,452	$ 126,570

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Franklin Small Cap Value Securities Fund - Class 2	ING Balanced Portfolio - Class I
Net assets at January 1, 2008	$ 41,388	$ 1,079	$ 4,263	$ 145,449
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	210	27	14	2,868
Total realized gain (loss) on investments and capital gains distributions	1,050	(4)	300	9,554
Net unrealized appreciation (depreciation) of investments	(15,330)	(69)	(1,705)	(49,597)
Net increase (decrease) in net assets from operations	(14,070)	(46)	(1,391)	(37,175)
Changes from principal transactions:				
Total unit transactions	(5,596)	(157)	(143)	(26,921)
Increase (decrease) in assets derived from principal transactions	(5,596)	(157)	(143)	(26,921)
Total increase (decrease)	(19,666)	(203)	(1,534)	(64,096)
Net assets at December 31, 2008	21,722	876	2,729	81,353
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	231	66	22	2,645
Total realized gain (loss) on investments and capital gains distributions	(94)	(1)	(262)	(3,562)
Net unrealized appreciation (depreciation) of investments	4,408	53	973	13,330
Net increase (decrease) in net assets from operations	4,545	118	733	12,413
Changes from principal transactions:				
Total unit transactions	(3,402)	(80)	(85)	(13,251)
Increase (decrease) in assets derived from principal transactions	(3,402)	(80)	(85)	(13,251)
Total increase (decrease)	1,143	38	648	(838)
Net assets at December 31, 2009	$ 22,865	$ 914	$ 3,377	$ 80,515

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Intermediate Bond Portfolio - Class I	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	ING American Funds Growth Portfolio	ING American Funds Growth-Income Portfolio
Net assets at January 1, 2008	$ 105,197	$ 183	$ 28,095	$ 24,551
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4,826	(1)	(104)	23
Total realized gain (loss) on investments and capital gains distributions	(276)	(3)	1,440	533
Net unrealized appreciation (depreciation) of investments	(15,079)	(70)	(12,672)	(8,829)
Net increase (decrease) in net assets from operations	(10,529)	(74)	(11,336)	(8,273)
Changes from principal transactions:				
Total unit transactions	5,861	(45)	(4,219)	(4,859)
Increase (decrease) in assets derived from principal transactions	5,861	(45)	(4,219)	(4,859)
Total increase (decrease)	(4,668)	(119)	(15,555)	(13,132)
Net assets at December 31, 2008	100,529	64	12,540	11,419
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5,517	(1)	90	129
Total realized gain (loss) on investments and capital gains distributions	(5,029)	(53)	(392)	(362)
Net unrealized appreciation (depreciation) of investments	10,087	71	4,367	3,133
Net increase (decrease) in net assets from operations	10,575	17	4,065	2,900
Changes from principal transactions:				
Total unit transactions	(6,287)	(81)	(2,198)	(1,825)
Increase (decrease) in assets derived from principal transactions	(6,287)	(81)	(2,198)	(1,825)
Total increase (decrease)	4,288	(64)	1,867	1,075
Net assets at December 31, 2009	$ 104,817	$ -	$ 14,407	$ 12,494

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING American Funds International Portfolio	ING Artio Foreign Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING Clarion Global Real Estate Portfolio - Institutional Class
Net assets at January 1, 2008	$ 29,453	$ 15,744	$ 43,667	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	106	(112)	(329)	(3)
Total realized gain (loss) on investments and capital gains distributions	1,033	959	1,268	(49)
Net unrealized appreciation (depreciation) of investments	(12,561)	(7,252)	(16,599)	(449)
Net increase (decrease) in net assets from operations	(11,422)	(6,405)	(15,660)	(501)
Changes from principal transactions:				
Total unit transactions	(4,597)	(2,183)	(6,581)	1,588
Increase (decrease) in assets derived from principal transactions	(4,597)	(2,183)	(6,581)	1,588
Total increase (decrease)	(16,019)	(8,588)	(22,241)	1,087
Net assets at December 31, 2008	13,434	7,156	21,426	1,087
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	337	186	(134)	19
Total realized gain (loss) on investments and capital gains distributions	706	(2,259)	(2,825)	(163)
Net unrealized appreciation (depreciation) of investments	3,731	3,193	8,637	477
Net increase (decrease) in net assets from operations	4,774	1,120	5,678	333
Changes from principal transactions:				
Total unit transactions	(1,773)	(1,123)	(2,785)	293
Increase (decrease) in assets derived from principal transactions	(1,773)	(1,123)	(2,785)	293
Total increase (decrease)	3,001	(3)	2,893	626
Net assets at December 31, 2009	$ 16,435	$ 7,153	$ 24,319	$ 1,713

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Clarion Global Real Estate Portfolio - Service Class	ING Clarion Real Estate Portfolio - Service Class	ING Evergreen Health Sciences Portfolio - Service Class	ING Evergreen Omega Portfolio - Institutional Class
Net assets at January 1, 2008	$ 2,393	$ 1,504	$ 556	$ 11,913
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(21)	6	(5)	(73)
Total realized gain (loss) on investments and capital gains distributions	(488)	(590)	(77)	1,079
Net unrealized appreciation (depreciation) of investments	(385)	(283)	(238)	(3,981)
Net increase (decrease) in net assets from operations	(894)	(867)	(320)	(2,975)
Changes from principal transactions:				
Total unit transactions	(597)	427	430	(1,973)
Increase (decrease) in assets derived from principal transactions	(597)	427	430	(1,973)
Total increase (decrease)	(1,491)	(440)	110	(4,948)
Net assets at December 31, 2008	902	1,064	666	6,965
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	13	33	(4)	(58)
Total realized gain (loss) on investments and capital gains distributions	(226)	(368)	(196)	(234)
Net unrealized appreciation (depreciation) of investments	485	696	239	2,959
Net increase (decrease) in net assets from operations	272	361	39	2,667
Changes from principal transactions:				
Total unit transactions	(56)	128	(422)	(642)
Increase (decrease) in assets derived from principal transactions	(56)	128	(422)	(642)
Total increase (decrease)	216	489	(383)	2,025
Net assets at December 31, 2009	$ 1,118	$ 1,553	$ 283	$ 8,990

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	ING Franklin Income Portfolio - Service Class	ING Franklin Mutual Shares Portfolio - Service Class
Net assets at January 1, 2008	$ 28,743	$ 1,256	$ 6,948	$ 3,654
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(28)	(2)	89	47
Total realized gain (loss) on investments and capital gains distributions	265	(35)	(205)	(162)
Net unrealized appreciation (depreciation) of investments	(10,098)	(546)	(1,616)	(1,162)
Net increase (decrease) in net assets from operations	(9,861)	(583)	(1,732)	(1,277)
Changes from principal transactions:				
Total unit transactions	(5,304)	142	(1,734)	(492)
Increase (decrease) in assets derived from principal transactions	(5,304)	142	(1,734)	(492)
Total increase (decrease)	(15,165)	(441)	(3,466)	(1,769)
Net assets at December 31, 2008	13,578	815	3,482	1,885
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(79)	(3)	206	(21)
Total realized gain (loss) on investments and capital gains distributions	(1,834)	(108)	(474)	(234)
Net unrealized appreciation (depreciation) of investments	6,478	425	1,308	726
Net increase (decrease) in net assets from operations	4,565	314	1,040	471
Changes from principal transactions:				
Total unit transactions	(1,994)	108	73	(7)
Increase (decrease) in assets derived from principal transactions	(1,994)	108	73	(7)
Total increase (decrease)	2,571	422	1,113	464
Net assets at December 31, 2009	$ 16,149	$ 1,237	$ 4,595	$ 2,349

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Global Resources Portfolio - Service Class	ING Growth and Income Portfolio II - Institutional Class	ING Growth and Income Portfolio II - Service Class	ING Index Plus International Equity Portfolio - Institutional Class
Net assets at January 1, 2008	$ 11,102	$ 21,314	$ 434	$ 24,842
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	73	(128)	(2)	917
Total realized gain (loss) on investments and capital gains distributions	1,390	1,302	11	1,162
Net unrealized appreciation (depreciation) of investments	(6,547)	(11,479)	(237)	(11,378)
Net increase (decrease) in net assets from operations	(5,084)	(10,305)	(228)	(9,299)
Changes from principal transactions:				
Total unit transactions	180	(3,994)	(44)	(5,708)
Increase (decrease) in assets derived from principal transactions	180	(3,994)	(44)	(5,708)
Total increase (decrease)	(4,904)	(14,299)	(272)	(15,007)
Net assets at December 31, 2008	6,198	7,015	162	9,835
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(47)	187	4	552
Total realized gain (loss) on investments and capital gains distributions	(1,006)	(9,466)	(237)	(10,801)
Net unrealized appreciation (depreciation) of investments	3,285	10,270	252	11,730
Net increase (decrease) in net assets from operations	2,232	991	19	1,481
Changes from principal transactions:				
Total unit transactions	305	(8,006)	(181)	(11,316)
Increase (decrease) in assets derived from principal transactions	305	(8,006)	(181)	(11,316)
Total increase (decrease)	2,537	(7,015)	(162)	(9,835)
Net assets at December 31, 2009	$ 8,735	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Index Plus International Equity Portfolio - Service Class	ING Janus Contrarian Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class
Net assets at January 1, 2008	$ 1,345	$ -	$ 9,890	$ 10,312
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	47	-	66	119
Total realized gain (loss) on investments and capital gains distributions	125	(77)	351	822
Net unrealized appreciation (depreciation) of investments	(666)	(47)	(4,720)	(5,878)
Net increase (decrease) in net assets from operations	(494)	(124)	(4,303)	(4,937)
Changes from principal transactions:				
Total unit transactions	(251)	263	(2,259)	(1,191)
Increase (decrease) in assets derived from principal transactions	(251)	263	(2,259)	(1,191)
Total increase (decrease)	(745)	139	(6,562)	(6,128)
Net assets at December 31, 2008	600	139	3,328	4,184
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	35	(1)	13	27
Total realized gain (loss) on investments and capital gains distributions	(621)	(37)	(1,259)	(597)
Net unrealized appreciation (depreciation) of investments	691	356	3,503	3,534
Net increase (decrease) in net assets from operations	105	318	2,257	2,964
Changes from principal transactions:				
Total unit transactions	(705)	890	606	1,060
Increase (decrease) in assets derived from principal transactions	(705)	890	606	1,060
Total increase (decrease)	(600)	1,208	2,863	4,024
Net assets at December 31, 2009	$ -	$ 1,347	$ 6,191	$ 8,208

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING JPMorgan Value Opportunities Portfolio - Institutional Class	ING JPMorgan Value Opportunities Portfolio - Service Class
Net assets at January 1, 2008	$ 4,187	$ 145	$ 27,694	$ 2,897
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(14)	-	412	35
Total realized gain (loss) on investments and capital gains distributions	100	(4)	810	168
Net unrealized appreciation (depreciation) of investments	(1,062)	(40)	(9,990)	(1,247)
Net increase (decrease) in net assets from operations	(976)	(44)	(8,768)	(1,044)
Changes from principal transactions:				
Total unit transactions	(1,292)	1	(8,350)	(427)
Increase (decrease) in assets derived from principal transactions	(1,292)	1	(8,350)	(427)
Total increase (decrease)	(2,268)	(43)	(17,118)	(1,471)
Net assets at December 31, 2008	1,919	102	10,576	1,426
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(8)	(1)	489	68
Total realized gain (loss) on investments and capital gains distributions	(218)	(4)	(7,744)	(1,058)
Net unrealized appreciation (depreciation) of investments	645	32	7,825	1,092
Net increase (decrease) in net assets from operations	419	27	570	102
Changes from principal transactions:				
Total unit transactions	(338)	14	(11,146)	(1,528)
Increase (decrease) in assets derived from principal transactions	(338)	14	(11,146)	(1,528)
Total increase (decrease)	81	41	(10,576)	(1,426)
Net assets at December 31, 2009	$ 2,000	$ 143	$ -	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING LifeStyle Aggressive Growth Portfolio - Service Class	ING LifeStyle Growth Portfolio - Service Class	ING LifeStyle Moderate Growth Portfolio - Service Class	ING LifeStyle Moderate Portfolio - Service Class
Net assets at January 1, 2008	$ 2,201	$ 8,193	$ 14,773	$ 12,276
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	7	23	63	51
Total realized gain (loss) on investments and capital gains distributions	(23)	254	172	26
Net unrealized appreciation (depreciation) of investments	(766)	(3,134)	(4,070)	(3,025)
Net increase (decrease) in net assets from operations	(782)	(2,857)	(3,835)	(2,948)
Changes from principal transactions:				
Total unit transactions	(351)	(559)	(3,941)	(2,014)
Increase (decrease) in assets derived from principal transactions	(351)	(559)	(3,941)	(2,014)
Total increase (decrease)	(1,133)	(3,416)	(7,776)	(4,962)
Net assets at December 31, 2008	1,068	4,777	6,997	7,314
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	28	151	287	378
Total realized gain (loss) on investments and capital gains distributions	(577)	(2,117)	(2,434)	(1,598)
Net unrealized appreciation (depreciation) of investments	803	2,830	3,476	2,586
Net increase (decrease) in net assets from operations	254	864	1,329	1,366
Changes from principal transactions:				
Total unit transactions	(1,322)	(5,641)	(8,326)	(8,680)
Increase (decrease) in assets derived from principal transactions	(1,322)	(5,641)	(8,326)	(8,680)
Total increase (decrease)	(1,068)	(4,777)	(6,997)	(7,314)
Net assets at December 31, 2009	$ -	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Lord Abbett Affiliated Portfolio - Institutional Class	ING Lord Abbett Affiliated Portfolio - Service Class	ING Marsico Growth Portfolio - Service Class	ING Marsico International Opportunities Portfolio - Service Class
Net assets at January 1, 2008	$ 7,030	$ 955	$ 2,142	$ 13,733
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	132	8	(8)	(19)
Total realized gain (loss) on investments and capital gains distributions	575	37	(75)	575
Net unrealized appreciation (depreciation) of investments	(3,148)	(351)	(847)	(6,683)
Net increase (decrease) in net assets from operations	(2,441)	(306)	(930)	(6,127)
Changes from principal transactions:				
Total unit transactions	(569)	(191)	73	(2,468)
Increase (decrease) in assets derived from principal transactions	(569)	(191)	73	(2,468)
Total increase (decrease)	(3,010)	(497)	(857)	(8,595)
Net assets at December 31, 2008	4,020	458	1,285	5,138
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	(3)	-	6
Total realized gain (loss) on investments and capital gains distributions	(1,358)	(157)	(278)	(1,112)
Net unrealized appreciation (depreciation) of investments	1,854	244	650	2,678
Net increase (decrease) in net assets from operations	498	84	372	1,572
Changes from principal transactions:				
Total unit transactions	(1,335)	(42)	(62)	(1,281)
Increase (decrease) in assets derived from principal transactions	(1,335)	(42)	(62)	(1,281)
Total increase (decrease)	(837)	42	310	291
Net assets at December 31, 2009	$ 3,183	$ 500	$ 1,595	$ 5,429

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class	ING Oppenheimer Main Street Portfolio® - Institutional Class
Net assets at January 1, 2008	$ 92,899	$ 1,623	$ 4,096	$ 3,002
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3,304	73	74	37
Total realized gain (loss) on investments and capital gains distributions	2,269	75	89	(85)
Net unrealized appreciation (depreciation) of investments	(23,157)	(498)	(1,701)	(939)
Net increase (decrease) in net assets from operations	(17,584)	(350)	(1,538)	(987)
Changes from principal transactions:				
Total unit transactions	(26,475)	(120)	(397)	(567)
Increase (decrease) in assets derived from principal transactions	(26,475)	(120)	(397)	(567)
Total increase (decrease)	(44,059)	(470)	(1,935)	(1,554)
Net assets at December 31, 2008	48,840	1,153	2,161	1,448
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	648	21	92	2
Total realized gain (loss) on investments and capital gains distributions	(4,970)	(235)	(645)	(730)
Net unrealized appreciation (depreciation) of investments	11,208	375	1,101	791
Net increase (decrease) in net assets from operations	6,886	161	548	63
Changes from principal transactions:				
Total unit transactions	(9,057)	(26)	(471)	(1,511)
Increase (decrease) in assets derived from principal transactions	(9,057)	(26)	(471)	(1,511)
Total increase (decrease)	(2,171)	135	77	(1,448)
Net assets at December 31, 2009	$ 46,669	$ 1,288	$ 2,238	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Oppenheimer Main Street Portfolio® - Service Class	ING PIMCO High Yield Portfolio - Service Class	ING Pioneer Equity Income Portfolio - Institutional Class	ING Pioneer Fund Portfolio - Institutional Class
Net assets at January 1, 2008	$ 77	$ 2,850	$ 6,290	$ 21,812
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	165	97	316
Total realized gain (loss) on investments and capital gains distributions	(1)	(156)	(196)	1,196
Net unrealized appreciation (depreciation) of investments	(62)	(580)	(1,671)	(7,916)
Net increase (decrease) in net assets from operations	(60)	(571)	(1,770)	(6,404)
Changes from principal transactions:				
Total unit transactions	95	(531)	(755)	(5,268)
Increase (decrease) in assets derived from principal transactions	95	(531)	(755)	(5,268)
Total increase (decrease)	35	(1,102)	(2,525)	(11,672)
Net assets at December 31, 2008	112	1,748	3,765	10,140
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	226	(26)	25
Total realized gain (loss) on investments and capital gains distributions	(53)	(214)	(842)	(695)
Net unrealized appreciation (depreciation) of investments	61	1,210	1,187	2,808
Net increase (decrease) in net assets from operations	9	1,222	319	2,138
Changes from principal transactions:				
Total unit transactions	(121)	1,560	(982)	(897)
Increase (decrease) in assets derived from principal transactions	(121)	1,560	(982)	(897)
Total increase (decrease)	(112)	2,782	(663)	1,241
Net assets at December 31, 2009	$ -	$ 4,530	$ 3,102	$ 11,381

The accompanying notes are an integral part of these financial statements.

79

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Retirement Growth Portfolio - Adviser Class	ING Retirement Moderate Growth Portfolio - Adviser Class
Net assets at January 1, 2008	$ 3,758	$ 1,247	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	39	3	-	-
Total realized gain (loss) on investments and capital gains distributions	47	(117)	-	-
Net unrealized appreciation (depreciation) of investments	(1,278)	(284)	-	-
Net increase (decrease) in net assets from operations	(1,192)	(398)	-	-
Changes from principal transactions:				
Total unit transactions	(138)	(149)	-	-
Increase (decrease) in assets derived from principal transactions	(138)	(149)	-	-
Total increase (decrease)	(1,330)	(547)	-	-
Net assets at December 31, 2008	2,428	700	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	15	-	(13)	(17)
Total realized gain (loss) on investments and capital gains distributions	(356)	(253)	3	3
Net unrealized appreciation (depreciation) of investments	867	378	109	125
Net increase (decrease) in net assets from operations	526	125	99	111
Changes from principal transactions:				
Total unit transactions	(334)	(88)	5,526	7,553
Increase (decrease) in assets derived from principal transactions	(334)	(88)	5,526	7,553
Total increase (decrease)	192	37	5,625	7,664
Net assets at December 31, 2009	$ 2,620	$ 737	$ 5,625	$ 7,664

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Retirement Moderate Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class
Net assets at January 1, 2008	$ -	$ 9,010	$ 7,362	$ 1,268
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	319	188	(3)
Total realized gain (loss) on investments and capital gains distributions	-	590	32	(119)
Net unrealized appreciation (depreciation) of investments	-	(3,970)	(2,867)	(297)
Net increase (decrease) in net assets from operations	-	(3,061)	(2,647)	(419)
Changes from principal transactions:				
Total unit transactions	-	2,014	(326)	(411)
Increase (decrease) in assets derived from principal transactions	-	2,014	(326)	(411)
Total increase (decrease)	-	(1,047)	(2,973)	(830)
Net assets at December 31, 2008	-	7,963	4,389	438
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(21)	104	45	4
Total realized gain (loss) on investments and capital gains distributions	3	(1,192)	(1,167)	(101)
Net unrealized appreciation (depreciation) of investments	124	3,633	2,239	215
Net increase (decrease) in net assets from operations	106	2,545	1,117	118
Changes from principal transactions:				
Total unit transactions	8,922	512	551	(67)
Increase (decrease) in assets derived from principal transactions	8,922	512	551	(67)
Total increase (decrease)	9,028	3,057	1,668	51
Net assets at December 31, 2009	$ 9,028	$ 11,020	$ 6,057	$ 489

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Van Kampen Capital Growth Portfolio - Institutional Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	ING Money Market Portfolio - Class I
Net assets at January 1, 2008	$ -	$ 1,195	$ 318	$ 204,844
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(299)	30	(1)	8,230
Total realized gain (loss) on investments and capital gains distributions	(854)	41	(32)	411
Net unrealized appreciation (depreciation) of investments	(21,468)	(458)	(50)	(5,671)
Net increase (decrease) in net assets from operations	(22,621)	(387)	(83)	2,970
Changes from principal transactions:				
Total unit transactions	46,179	27	(112)	(436)
Increase (decrease) in assets derived from principal transactions	46,179	27	(112)	(436)
Total increase (decrease)	23,558	(360)	(195)	2,534
Net assets at December 31, 2008	23,558	835	123	207,378
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	61	3	(1)	(1,621)
Total realized gain (loss) on investments and capital gains distributions	(16,197)	(205)	(53)	73
Net unrealized appreciation (depreciation) of investments	21,468	373	134	-
Net increase (decrease) in net assets from operations	5,332	171	80	(1,548)
Changes from principal transactions:				
Total unit transactions	(28,890)	(141)	113	(65,472)
Increase (decrease) in assets derived from principal transactions	(28,890)	(141)	113	(65,472)
Total increase (decrease)	(23,558)	30	193	(67,020)
Net assets at December 31, 2009	$ -	$ 865	$ 316	$ 140,358

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING American Century Large Company Value Portfolio - Service Class	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Asset Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class
Net assets at January 1, 2008	$ 268	$ 1,399	$ 688	$ 5,233
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	25	(1)	(5)	(39)
Total realized gain (loss) on investments and capital gains distributions	(136)	87	(246)	2
Net unrealized appreciation (depreciation) of investments	4	(403)	(140)	(2,082)
Net increase (decrease) in net assets from operations	(107)	(317)	(391)	(2,119)
Changes from principal transactions:				
Total unit transactions	9	118	(31)	(349)
Increase (decrease) in assets derived from principal transactions	9	118	(31)	(349)
Total increase (decrease)	(98)	(199)	(422)	(2,468)
Net assets at December 31, 2008	170	1,200	266	2,765
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	12	(2)	(27)
Total realized gain (loss) on investments and capital gains distributions	(20)	(248)	(23)	(275)
Net unrealized appreciation (depreciation) of investments	19	626	107	1,154
Net increase (decrease) in net assets from operations	1	390	82	852
Changes from principal transactions:				
Total unit transactions	(171)	(281)	(10)	(282)
Increase (decrease) in assets derived from principal transactions	(171)	(281)	(10)	(282)
Total increase (decrease)	(170)	109	72	570
Net assets at December 31, 2009	$ -	$ 1,309	$ 338	$ 3,335

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Columbia Small Cap Value Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class
Net assets at January 1, 2008	$ 1,676	$ 3,386	$ 2,982	$ 32,332
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(13)	(11)	23	(321)
Total realized gain (loss) on investments and capital gains distributions	(29)	(51)	165	1,691
Net unrealized appreciation (depreciation) of investments	(484)	(1,332)	(1,009)	(13,101)
Net increase (decrease) in net assets from operations	(526)	(1,394)	(821)	(11,731)
Changes from principal transactions:				
Total unit transactions	(389)	126	(631)	(4,303)
Increase (decrease) in assets derived from principal transactions	(389)	126	(631)	(4,303)
Total increase (decrease)	(915)	(1,268)	(1,452)	(16,034)
Net assets at December 31, 2008	761	2,118	1,530	16,298
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(9)	7	(212)
Total realized gain (loss) on investments and capital gains distributions	(114)	(548)	(157)	439
Net unrealized appreciation (depreciation) of investments	254	1,202	496	4,349
Net increase (decrease) in net assets from operations	141	645	346	4,576
Changes from principal transactions:				
Total unit transactions	(239)	(282)	(112)	(2,199)
Increase (decrease) in assets derived from principal transactions	(239)	(282)	(112)	(2,199)
Total increase (decrease)	(98)	363	234	2,377
Net assets at December 31, 2009	$ 663	$ 2,481	$ 1,764	$ 18,675

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Neuberger Berman Partners Portfolio - Initial Class	ING Neuberger Berman Partners Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Strategic Income Portfolio - Initial Class
Net assets at January 1, 2008	$ 40,033	$ 47	$ 159,447	$ 66,638
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(288)	(1)	1,267	2,283
Total realized gain (loss) on investments and capital gains distributions	(865)	(33)	11,929	1,017
Net unrealized appreciation (depreciation) of investments	(15,646)	(39)	(71,805)	(13,035)
Net increase (decrease) in net assets from operations	(16,799)	(73)	(58,609)	(9,735)
Changes from principal transactions:				
Total unit transactions	(9,189)	252	(24,216)	(12,876)
Increase (decrease) in assets derived from principal transactions	(9,189)	252	(24,216)	(12,876)
Total increase (decrease)	(25,988)	179	(82,825)	(22,611)
Net assets at December 31, 2008	14,045	226	76,622	44,027
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	466	5	1,043	1,156
Total realized gain (loss) on investments and capital gains distributions	(10,941)	(22)	(1,495)	(694)
Net unrealized appreciation (depreciation) of investments	12,537	38	26,495	7,170
Net increase (decrease) in net assets from operations	2,062	21	26,043	7,632
Changes from principal transactions:				
Total unit transactions	(16,107)	(247)	(11,001)	(7,929)
Increase (decrease) in assets derived from principal transactions	(16,107)	(247)	(11,001)	(7,929)
Total increase (decrease)	(14,045)	(226)	15,042	(297)
Net assets at December 31, 2009	$ -	$ -	$ 91,664	$ 43,730

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Service Class	ING Pioneer High Yield Portfolio - Initial Class	ING Solution 2015 Portfolio - Service Class
Net assets at January 1, 2008	$ 20	$ 8,027	$ 355	$ 1,452
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	339	433	26
Total realized gain (loss) on investments and capital gains distributions	-	218	(453)	113
Net unrealized appreciation (depreciation) of investments	(4)	(649)	(4,889)	(908)
Net increase (decrease) in net assets from operations	(3)	(92)	(4,909)	(769)
Changes from principal transactions:				
Total unit transactions	(1)	2,005	17,222	1,740
Increase (decrease) in assets derived from principal transactions	(1)	2,005	17,222	1,740
Total increase (decrease)	(4)	1,913	12,313	971
Net assets at December 31, 2008	16	9,940	12,668	2,423
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	294	1,054	90
Total realized gain (loss) on investments and capital gains distributions	(1)	482	(769)	(100)
Net unrealized appreciation (depreciation) of investments	20	555	7,802	565
Net increase (decrease) in net assets from operations	22	1,331	8,087	555
Changes from principal transactions:				
Total unit transactions	70	3,067	(1,370)	327
Increase (decrease) in assets derived from principal transactions	70	3,067	(1,370)	327
Total increase (decrease)	92	4,398	6,717	882
Net assets at December 31, 2009	$ 108	$ 14,338	$ 19,385	$ 3,305

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class
Net assets at January 1, 2008	$ 2,417	$ 1,630	$ 1,381	$ 1,264
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6	6	2	10
Total realized gain (loss) on investments and capital gains distributions	(30)	(33)	(220)	11
Net unrealized appreciation (depreciation) of investments	(680)	(626)	(308)	(241)
Net increase (decrease) in net assets from operations	(704)	(653)	(526)	(220)
Changes from principal transactions:				
Total unit transactions	(246)	219	(91)	305
Increase (decrease) in assets derived from principal transactions	(246)	219	(91)	305
Total increase (decrease)	(950)	(434)	(617)	85
Net assets at December 31, 2008	1,467	1,196	764	1,349
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	45	40	16	71
Total realized gain (loss) on investments and capital gains distributions	(257)	(120)	(27)	(134)
Net unrealized appreciation (depreciation) of investments	574	526	269	264
Net increase (decrease) in net assets from operations	362	446	258	201
Changes from principal transactions:				
Total unit transactions	180	697	178	(114)
Increase (decrease) in assets derived from principal transactions	180	697	178	(114)
Total increase (decrease)	542	1,143	436	87
Net assets at December 31, 2009	$ 2,009	$ 2,339	$ 1,200	$ 1,436

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Service Class
Net assets at January 1, 2008	$ 68,707	$ 53,823	$ -	$ 1,538
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(392)	16	394	(5)
Total realized gain (loss) on investments and capital gains distributions	8,428	4,236	(1,809)	(26)
Net unrealized appreciation (depreciation) of investments	(35,176)	(25,140)	(11,194)	(45)
Net increase (decrease) in net assets from operations	(27,140)	(20,888)	(12,609)	(76)
Changes from principal transactions:				
Total unit transactions	(8,917)	(7,724)	30,850	(1,462)
Increase (decrease) in assets derived from principal transactions	(8,917)	(7,724)	30,850	(1,462)
Total increase (decrease)	(36,057)	(28,612)	18,241	(1,538)
Net assets at December 31, 2008	32,650	25,211	18,241	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(265)	(303)	(211)	-
Total realized gain (loss) on investments and capital gains distributions	(2,117)	376	(2,245)	-
Net unrealized appreciation (depreciation) of investments	15,853	9,652	7,347	-
Net increase (decrease) in net assets from operations	13,471	9,725	4,891	-
Changes from principal transactions:				
Total unit transactions	(3,996)	(3,147)	(2,062)	-
Increase (decrease) in assets derived from principal transactions	(3,996)	(3,147)	(2,062)	-
Total increase (decrease)	9,475	6,578	2,829	-
Net assets at December 31, 2009	$ 42,125	$ 31,789	$ 21,070	$ -

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Thornburg Value Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Initial Class
Net assets at January 1, 2008	$ 27,434	$ 30,926	$ 2,568	$ 112,954
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(134)	254	57	3,379
Total realized gain (loss) on investments and capital gains distributions	1,095	661	61	4,903
Net unrealized appreciation (depreciation) of investments	(11,027)	(12,137)	(955)	(32,701)
Net increase (decrease) in net assets from operations	(10,066)	(11,222)	(837)	(24,419)
Changes from principal transactions:				
Total unit transactions	(3,947)	(4,407)	(361)	(21,242)
Increase (decrease) in assets derived from principal transactions	(3,947)	(4,407)	(361)	(21,242)
Total increase (decrease)	(14,013)	(15,629)	(1,198)	(45,661)
Net assets at December 31, 2008	13,421	15,297	1,370	67,293
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	36	13	436
Total realized gain (loss) on investments and capital gains distributions	65	(655)	(475)	(3,284)
Net unrealized appreciation (depreciation) of investments	5,152	4,612	691	15,032
Net increase (decrease) in net assets from operations	5,222	3,993	229	12,184
Changes from principal transactions:				
Total unit transactions	(1,293)	(2,674)	(574)	(12,682)
Increase (decrease) in assets derived from principal transactions	(1,293)	(2,674)	(574)	(12,682)
Total increase (decrease)	3,929	1,319	(345)	(498)
Net assets at December 31, 2009	$ 17,350	$ 16,616	$ 1,025	$ 66,795

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Strategic Allocation Conservative Portfolio - Class I	ING Strategic Allocation Growth Portfolio - Class I	ING Strategic Allocation Moderate Portfolio - Class I	ING Growth and Income Portfolio - Class I
Net assets at January 1, 2008	$ 13,112	$ 14,104	$ 16,300	$ 339,189
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	333	136	245	947
Total realized gain (loss) on investments and capital gains distributions	641	1,355	1,195	4,363
Net unrealized appreciation (depreciation) of investments	(3,955)	(6,271)	(6,295)	(129,666)
Net increase (decrease) in net assets from operations	(2,981)	(4,780)	(4,855)	(124,356)
Changes from principal transactions:				
Total unit transactions	(1,853)	(886)	(1,837)	(28,154)
Increase (decrease) in assets derived from principal transactions	(1,853)	(886)	(1,837)	(28,154)
Total increase (decrease)	(4,834)	(5,666)	(6,692)	(152,510)
Net assets at December 31, 2008	8,278	8,438	9,608	186,679
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	573	754	743	761
Total realized gain (loss) on investments and capital gains distributions	(886)	(893)	(932)	(5,761)
Net unrealized appreciation (depreciation) of investments	1,547	1,880	1,817	54,072
Net increase (decrease) in net assets from operations	1,234	1,741	1,628	49,072
Changes from principal transactions:				
Total unit transactions	(818)	(1,485)	(1,191)	(20,232)
Increase (decrease) in assets derived from principal transactions	(818)	(1,485)	(1,191)	(20,232)
Total increase (decrease)	416	256	437	28,840
Net assets at December 31, 2009	$ 8,694	$ 8,694	$ 10,045	$ 215,519

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 3	ING GET U.S. Core Portfolio - Series 4	ING GET U.S. Core Portfolio - Series 5	ING GET U.S. Core Portfolio - Series 6
Net assets at January 1, 2008	$ 23,314	$ 4,033	$ 2,393	$ 31,137
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	64	33	-	57
Total realized gain (loss) on investments and capital gains distributions	995	331	268	3,566
Net unrealized appreciation (depreciation) of investments	(2,136)	(623)	(479)	(5,913)
Net increase (decrease) in net assets from operations	(1,077)	(259)	(211)	(2,290)
Changes from principal transactions:				
Total unit transactions	(5,430)	(1,231)	(497)	(6,402)
Increase (decrease) in assets derived from principal transactions	(5,430)	(1,231)	(497)	(6,402)
Total increase (decrease)	(6,507)	(1,490)	(708)	(8,692)
Net assets at December 31, 2008	16,807	2,543	1,685	22,445
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	275	82	31	74
Total realized gain (loss) on investments and capital gains distributions	(1,224)	(533)	(72)	(1,088)
Net unrealized appreciation (depreciation) of investments	831	434	38	947
Net increase (decrease) in net assets from operations	(118)	(17)	(3)	(67)
Changes from principal transactions:				
Total unit transactions	(16,689)	(2,526)	(201)	(3,883)
Increase (decrease) in assets derived from principal transactions	(16,689)	(2,526)	(201)	(3,883)
Total increase (decrease)	(16,807)	(2,543)	(204)	(3,950)
Net assets at December 31, 2009	$ -	$ -	$ 1,481	$ 18,495

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10
Net assets at January 1, 2008	$ 19,355	$ 15,240	$ 11,868	$ 9,950
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	47	36	48	79
Total realized gain (loss) on investments and capital gains distributions	2,401	2,047	1,679	1,178
Net unrealized appreciation (depreciation) of investments	(3,677)	(3,239)	(2,484)	(1,796)
Net increase (decrease) in net assets from operations	(1,229)	(1,156)	(757)	(539)
Changes from principal transactions:				
Total unit transactions	(5,533)	(3,162)	(2,981)	(2,889)
Increase (decrease) in assets derived from principal transactions	(5,533)	(3,162)	(2,981)	(2,889)
Total increase (decrease)	(6,762)	(4,318)	(3,738)	(3,428)
Net assets at December 31, 2008	12,593	10,922	8,130	6,522
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	61	49	42	57
Total realized gain (loss) on investments and capital gains distributions	(571)	(663)	(343)	(415)
Net unrealized appreciation (depreciation) of investments	393	596	274	180
Net increase (decrease) in net assets from operations	(117)	(18)	(27)	(178)
Changes from principal transactions:				
Total unit transactions	(1,890)	(2,221)	(1,059)	(1,565)
Increase (decrease) in assets derived from principal transactions	(1,890)	(2,221)	(1,059)	(1,565)
Total increase (decrease)	(2,007)	(2,239)	(1,086)	(1,743)
Net assets at December 31, 2009	$ 10,586	$ 8,683	$ 7,044	$ 4,779

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12	ING GET U.S. Core Portfolio - Series 13	ING GET U.S. Core Portfolio - Series 14
Net assets at January 1, 2008	$ 11,430	$ 42,061	$ 33,324	$ 25,572
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	70	(4)	54	(15)
Total realized gain (loss) on investments and capital gains distributions	1,405	5,062	1,389	160
Net unrealized appreciation (depreciation) of investments	(1,698)	(8,028)	(1,590)	(20)
Net increase (decrease) in net assets from operations	(223)	(2,970)	(147)	125
Changes from principal transactions:				
Total unit transactions	(3,077)	(18,690)	(13,741)	(4,606)
Increase (decrease) in assets derived from principal transactions	(3,077)	(18,690)	(13,741)	(4,606)
Total increase (decrease)	(3,300)	(21,660)	(13,888)	(4,481)
Net assets at December 31, 2008	8,130	20,401	19,436	21,091
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	159	265	325	387
Total realized gain (loss) on investments and capital gains distributions	(557)	(1,488)	(354)	(123)
Net unrealized appreciation (depreciation) of investments	192	712	(694)	(825)
Net increase (decrease) in net assets from operations	(206)	(511)	(723)	(561)
Changes from principal transactions:				
Total unit transactions	(1,900)	(4,304)	(4,261)	(7,952)
Increase (decrease) in assets derived from principal transactions	(1,900)	(4,304)	(4,261)	(7,952)
Total increase (decrease)	(2,106)	(4,815)	(4,984)	(8,513)
Net assets at December 31, 2009	$ 6,024	$ 15,586	$ 14,452	$ 12,578

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING BlackRock Science and Technology Opportunities Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class I	ING Index Plus MidCap Portfolio - Class I	ING Index Plus SmallCap Portfolio - Class I
Net assets at January 1, 2008	$ 9,192	$ 155,324	$ 14,668	$ 6,359
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(68)	1,188	67	6
Total realized gain (loss) on investments and capital gains distributions	148	18,649	1,344	113
Net unrealized appreciation (depreciation) of investments	(3,138)	(74,251)	(6,555)	(2,004)
Net increase (decrease) in net assets from operations	(3,058)	(54,414)	(5,144)	(1,885)
Changes from principal transactions:				
Total unit transactions	(2,391)	(21,001)	(1,710)	(1,009)
Increase (decrease) in assets derived from principal transactions	(2,391)	(21,001)	(1,710)	(1,009)
Total increase (decrease)	(5,449)	(75,415)	(6,854)	(2,894)
Net assets at December 31, 2008	3,743	79,909	7,814	3,465
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(51)	1,552	74	36
Total realized gain (loss) on investments and capital gains distributions	(185)	(3,224)	(608)	(347)
Net unrealized appreciation (depreciation) of investments	2,199	16,931	2,701	1,080
Net increase (decrease) in net assets from operations	1,963	15,259	2,167	769
Changes from principal transactions:				
Total unit transactions	(50)	(10,807)	(682)	(295)
Increase (decrease) in assets derived from principal transactions	(50)	(10,807)	(682)	(295)
Total increase (decrease)	1,913	4,452	1,485	474
Net assets at December 31, 2009	$ 5,656	$ 84,361	$ 9,299	$ 3,939

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING International Index Portfolio - Class I	ING International Index Portfolio - Class S	ING Opportunistic Large Cap Growth Portfolio - Class I	ING Opportunistic Large Cap Portfolio - Class I
Net assets at January 1, 2008	$ -	$ -	$ 17,364	$ 8,809
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	-	(45)	59
Total realized gain (loss) on investments and capital gains distributions	-	-	663	1,286
Net unrealized appreciation (depreciation) of investments	(104)	-	(7,666)	(4,318)
Net increase (decrease) in net assets from operations	(101)	-	(7,048)	(2,973)
Changes from principal transactions:				
Total unit transactions	312	-	(2,353)	(1,154)
Increase (decrease) in assets derived from principal transactions	312	-	(2,353)	(1,154)
Total increase (decrease)	211	-	(9,401)	(4,127)
Net assets at December 31, 2008	211	-	7,963	4,682
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(58)	-	24	54
Total realized gain (loss) on investments and capital gains distributions	23	2	(672)	(643)
Net unrealized appreciation (depreciation) of investments	1,073	3	1,912	1,931
Net increase (decrease) in net assets from operations	1,038	5	1,264	1,342
Changes from principal transactions:				
Total unit transactions	10,608	37	(9,227)	7,464
Increase (decrease) in assets derived from principal transactions	10,608	37	(9,227)	7,464
Total increase (decrease)	11,646	42	(7,963)	8,806
Net assets at December 31, 2009	$ 11,857	$ 42	$ -	$ 13,488

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Opportunistic Large Cap Portfolio - Class S	ING Russell™ Large Cap Growth Index Portfolio - Class I	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class I
Net assets at January 1, 2008	$ 784	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	-	7	-
Total realized gain (loss) on investments and capital gains distributions	44	-	(6)	-
Net unrealized appreciation (depreciation) of investments	(266)	-	(12)	-
Net increase (decrease) in net assets from operations	(219)	-	(11)	-
Changes from principal transactions:				
Total unit transactions	(280)	-	652	-
Increase (decrease) in assets derived from principal transactions	(280)	-	652	-
Total increase (decrease)	(499)	-	641	-
Net assets at December 31, 2008	285	-	641	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6	(165)	(115)	(56)
Total realized gain (loss) on investments and capital gains distributions	(163)	270	321	188
Net unrealized appreciation (depreciation) of investments	166	4,353	3,039	1,582
Net increase (decrease) in net assets from operations	9	4,458	3,245	1,714
Changes from principal transactions:				
Total unit transactions	(294)	24,450	16,229	8,470
Increase (decrease) in assets derived from principal transactions	(294)	24,450	16,229	8,470
Total increase (decrease)	(285)	28,908	19,474	10,184
Net assets at December 31, 2009	$ -	$ 28,908	$ 20,115	$ 10,184

The accompanying notes are an integral part of these financial statements.

**VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY**
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I
Net assets at January 1, 2008	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	(5)	(6)
Net unrealized appreciation (depreciation) of investments	-	-	(13)	(10)
Net increase (decrease) in net assets from operations	-	-	(18)	(16)
Changes from principal transactions:				
Total unit transactions	-	-	47	51
Increase (decrease) in assets derived from principal transactions	-	-	47	51
Total increase (decrease)	-	-	29	35
Net assets at December 31, 2008	-	-	29	35
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(10)	-	(1)	(1)
Total realized gain (loss) on investments and capital gains distributions	20	1	-	(9)
Net unrealized appreciation (depreciation) of investments	238	10	39	38
Net increase (decrease) in net assets from operations	248	11	38	28
Changes from principal transactions:				
Total unit transactions	1,320	90	92	60
Increase (decrease) in assets derived from principal transactions	1,320	90	92	60
Total increase (decrease)	1,568	101	130	88
Net assets at December 31, 2009	$ 1,568	$ 101	$ 159	$ 123

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING Small Company Portfolio - Class I	ING U.S. Bond Index Portfolio - Class I	ING International Value Portfolio - Class I	ING MidCap Opportunities Portfolio - Class I
Net assets at January 1, 2008	$ 53,080	$ -	$ 6,503	$ 860
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(50)	1	91	(6)
Total realized gain (loss) on investments and capital gains distributions	3,837	1	344	(14)
Net unrealized appreciation (depreciation) of investments	(18,242)	4	(2,981)	(312)
Net increase (decrease) in net assets from operations	(14,455)	6	(2,546)	(332)
Changes from principal transactions:				
Total unit transactions	(10,756)	90	(350)	(30)
Increase (decrease) in assets derived from principal transactions	(10,756)	90	(350)	(30)
Total increase (decrease)	(25,211)	96	(2,896)	(362)
Net assets at December 31, 2008	27,869	96	3,607	498
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(143)	9	23	(3)
Total realized gain (loss) on investments and capital gains distributions	(2,713)	15	(1,727)	(133)
Net unrealized appreciation (depreciation) of investments	9,234	4	2,308	280
Net increase (decrease) in net assets from operations	6,378	28	604	144
Changes from principal transactions:				
Total unit transactions	(3,347)	551	(891)	(119)
Increase (decrease) in assets derived from principal transactions	(3,347)	551	(891)	(119)
Total increase (decrease)	3,031	579	(287)	25
Net assets at December 31, 2009	$ 30,900	$ 675	$ 3,320	$ 523

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class I	ING SmallCap Opportunities Portfolio - Class S	Janus Aspen Series Balanced Portfolio - Institutional Shares
Net assets at January 1, 2008	$ 6,959	$ 410	$ 4,184	$ 23
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(58)	(3)	(39)	-
Total realized gain (loss) on investments				
and capital gains distributions	782	(20)	607	2
Net unrealized appreciation (depreciation)				
of investments	(2,722)	(128)	(1,789)	(5)
Net increase (decrease) in net assets from operations	(1,998)	(151)	(1,221)	(3)
Changes from principal transactions:				
Total unit transactions	(2,241)	263	(1,087)	(4)
Increase (decrease) in assets derived from principal				
transactions	(2,241)	263	(1,087)	(4)
Total increase (decrease)	(4,239)	112	(2,308)	(7)
Net assets at December 31, 2008	2,720	522	1,876	16
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(29)	(3)	(22)	1
Total realized gain (loss) on investments				
and capital gains distributions	125	(182)	(167)	-
Net unrealized appreciation (depreciation)				
of investments	809	206	658	3
Net increase (decrease) in net assets from operations	905	21	469	4
Changes from principal transactions:				
Total unit transactions	(636)	(223)	(341)	(7)
Increase (decrease) in assets derived from principal				
transactions	(636)	(223)	(341)	(7)
Total increase (decrease)	269	(202)	128	(3)
Net assets at December 31, 2009	$ 2,989	$ 320	$ 2,004	$ 13

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Janus Portfolio - Institutional Shares	Janus Aspen Series Worldwide Portfolio - Institutional Shares
Net assets at January 1, 2008	$ 8	$ 12	$ 9	$ 8
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	1	-	-	-
Net unrealized appreciation (depreciation) of investments	(3)	-	(4)	(2)
Net increase (decrease) in net assets from operations	(2)	-	(4)	(2)
Changes from principal transactions:				
Total unit transactions	(5)	(9)	-	(4)
Increase (decrease) in assets derived from principal transactions	(5)	(9)	-	(4)
Total increase (decrease)	(7)	(9)	(4)	(6)
Net assets at December 31, 2008	1	3	5	2
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	(1)	-
Net unrealized appreciation (depreciation) of investments	1	-	2	1
Net increase (decrease) in net assets from operations	1	-	1	1
Changes from principal transactions:				
Total unit transactions	-	-	(4)	(2)
Increase (decrease) in assets derived from principal transactions	-	-	(4)	(2)
Total increase (decrease)	1	-	(3)	(1)
Net assets at December 31, 2009	$ 2	$ 3	$ 2	$ 1

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	Oppenheimer Global Securities/VA	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA
Net assets at January 1, 2008	$ 4,141	$ 84	$ 434	$ 617
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8	1	2	(1)
Total realized gain (loss) on investments and capital gains distributions	(235)	5	19	10
Net unrealized appreciation (depreciation) of investments	(1,270)	(37)	(191)	(245)
Net increase (decrease) in net assets from operations	(1,497)	(31)	(170)	(236)
Changes from principal transactions:				
Total unit transactions	(644)	(6)	(9)	1
Increase (decrease) in assets derived from principal transactions	(644)	(6)	(9)	1
Total increase (decrease)	(2,141)	(37)	(179)	(235)
Net assets at December 31, 2008	2,000	47	255	382
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(7)	1	2	-
Total realized gain (loss) on investments and capital gains distributions	(594)	-	(14)	(26)
Net unrealized appreciation (depreciation) of investments	980	17	76	173
Net increase (decrease) in net assets from operations	379	18	64	147
Changes from principal transactions:				
Total unit transactions	(278)	(3)	(31)	57
Increase (decrease) in assets derived from principal transactions	(278)	(3)	(31)	57
Total increase (decrease)	101	15	33	204
Net assets at December 31, 2009	$ 2,101	$ 62	$ 288	$ 586

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Oppenheimer MidCap Fund/VA	PIMCO Real Return Portfolio - Administrative Class	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I
Net assets at January 1, 2008	$ 180	$ 4,609	$ 2,870	$ 1,452
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	176	(10)	62
Total realized gain (loss) on investments and capital gains distributions	(20)	-	(307)	(200)
Net unrealized appreciation (depreciation) of investments	(28)	(764)	(1,479)	(169)
Net increase (decrease) in net assets from operations	(49)	(588)	(1,796)	(307)
Changes from principal transactions:				
Total unit transactions	(94)	1,867	(41)	(837)
Increase (decrease) in assets derived from principal transactions	(94)	1,867	(41)	(837)
Total increase (decrease)	(143)	1,279	(1,837)	(1,144)
Net assets at December 31, 2008	37	5,888	1,033	308
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	167	7	24
Total realized gain (loss) on investments and capital gains distributions	(22)	157	(702)	(124)
Net unrealized appreciation (depreciation) of investments	31	821	1,653	252
Net increase (decrease) in net assets from operations	8	1,145	958	152
Changes from principal transactions:				
Total unit transactions	150	1,679	829	91
Increase (decrease) in assets derived from principal transactions	150	1,679	829	91
Total increase (decrease)	158	2,824	1,787	243
Net assets at December 31, 2009	$ 195	$ 8,712	$ 2,820	$ 551

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2009 and 2008
(Dollars in thousands)

	Premier VIT OpCap Mid Cap Portfolio - Class I	Wanger International	Wanger Select	Wanger USA
Net assets at January 1, 2008	$ -	$ 1,172	$ 4,305	$ 436
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	2	(26)	(3)
Total realized gain (loss) on investments and capital gains distributions	-	(271)	(189)	(22)
Net unrealized appreciation (depreciation) of investments	-	(185)	(1,660)	(142)
Net increase (decrease) in net assets from operations	-	(454)	(1,875)	(167)
Changes from principal transactions:				
Total unit transactions	-	(312)	(698)	(38)
Increase (decrease) in assets derived from principal transactions	-	(312)	(698)	(38)
Total increase (decrease)	-	(766)	(2,573)	(205)
Net assets at December 31, 2008	-	406	1,732	231
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	23	(17)	(2)
Total realized gain (loss) on investments and capital gains distributions	1	(13)	(652)	(107)
Net unrealized appreciation (depreciation) of investments	100	224	1,708	219
Net increase (decrease) in net assets from operations	99	234	1,039	110
Changes from principal transactions:				
Total unit transactions	609	773	74	91
Increase (decrease) in assets derived from principal transactions	609	773	74	91
Total increase (decrease)	708	1,007	1,113	201
Net assets at December 31, 2009	$ 708	$ 1,413	$ 2,845	$ 432

The accompanying notes are an integral part of these financial statements.

1.   Organization

Variable Annuity Account B of ING Life Insurance and Annuity Company (the "Account") was established by ING Life Insurance and Annuity Company ("ILIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware.   ING AIH is an indirect wholly owned subsidiary of ING Groep, N.V. ("ING"), a global financial services holding company based in The Netherlands.

As part of a restructuring plan approved by the European Commission ("EC"), ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation over the next four years by divestment of its insurance and investment management operations, including the Account. ING has announced that it will explore all options for implementing the separation including initial public offerings, sales, or combinations thereof.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The Account is exclusively for use with Contracts that may be entitled to tax-deferred treatment under specific sections of the Internal Revenue Code of 1986, as amended. ILIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed separate account, which is not part of the Account, as directed by the contractowners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ILIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ILIAC. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ILIAC.

At December 31, 2009, the Account had 138 investment divisions (the "Divisions"), 36 of which invest in independently managed mutual funds and 102 of which invest in mutual funds managed by affiliates, either Directed Services LLC ("DSL"), or ING Investments, LLC ("IIL").   The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts").   Investment Divisions with asset balances at December 31, 2009 and related Trusts are as follows:

AIM Variable Insurance Funds:
  AIM V.I. Capital Appreciation Fund - Series I Shares
  AIM V.I. Core Equity Fund - Series I Shares
Calvert Variable Series, Inc.:
  Calvert Social Balanced Portfolio
Federated Insurance Series:
  Federated Capital Income Fund II
  Federated Clover Value Fund II - Primary Shares
  Federated Equity Income Fund II
  Federated Fund for U.S. Government Securities II

Federated Insurance Series (continued):
  Federated High Income Bond Fund II - Primary
    Shares
  Federated International Equity Fund II
  Federated Mid Cap Growth Strategies Fund II
  Federated Prime Money Fund II
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class

Fidelity® Variable Insurance Products II:
Fidelity® VIP Contrafund® Portfolio - Initial Class
Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products V:
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
Franklin Templeton Variable Insurance Products Trust:
Franklin Small Cap Value Securities Fund - Class 2
ING Balanced Portfolio, Inc.:
ING Balanced Portfolio - Class I
ING Intermediate Bond Portfolio:
ING Intermediate Bond Portfolio - Class I
ING Investors Trust:
ING American Funds Growth Portfolio
ING American Funds Growth-Income Portfolio
ING American Funds International Portfolio
ING Artio Foreign Portfolio - Service Class
ING BlackRock Large Cap Growth Portfolio - Institutional Class
ING Clarion Global Real Estate Portfolio - Institutional Class*
ING Clarion Global Real Estate Portfolio - Service Class
ING Clarion Real Estate Portfolio - Service Class
ING Evergreen Health Sciences Portfolio - Service Class
ING Evergreen Omega Portfolio - Institutional Class
ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class
ING Franklin Income Portfolio - Service Class
ING Franklin Mutual Shares Portfolio - Service Class
ING Global Resources Portfolio - Service Class
ING Janus Contrarian Portfolio - Service Class*
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class
ING JPMorgan Emerging Markets Equity Portfolio - Service Class
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class
ING JPMorgan Small Cap Core Equity Portfolio - Service Class
ING Lord Abbett Affiliated Portfolio - Institutional Class
ING Lord Abbett Affiliated Portfolio - Service Class
ING Marsico Growth Portfolio - Service Class
ING Marsico International Opportunities Portfolio - Service Class
ING MFS Total Return Portfolio - Institutional Class
ING MFS Total Return Portfolio - Service Class
ING MFS Utilities Portfolio - Service Class
ING PIMCO High Yield Portfolio - Service Class
ING Pioneer Equity Income Portfolio - Institutional Class
ING Pioneer Fund Portfolio - Institutional Class
ING Pioneer Mid Cap Value Portfolio - Institutional Class

ING Investors Trust (continued):
ING Pioneer Mid Cap Value Portfolio - Service Class
ING Retirement Growth Portfolio - Adviser Class**
ING Retirement Moderate Growth Portfolio - Adviser Class**
ING Retirement Moderate Portfolio - Adviser Class**
ING T. Rowe Price Capital Appreciation Portfolio - Service Class
ING T. Rowe Price Equity Income Portfolio - Service Class
ING Templeton Global Growth Portfolio - Service Class
ING Van Kampen Growth and Income Portfolio - Service Class
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
ING Money Market Portfolio:
ING Money Market Portfolio - Class I
ING Partners, Inc.:
ING American Century Small-Mid Cap Value Portfolio - Service Class
ING Baron Asset Portfolio - Service Class
ING Baron Small Cap Growth Portfolio - Service Class
ING Columbia Small Cap Value Portfolio - Service Class
ING Davis New York Venture Portfolio - Service Class
ING JPMorgan Mid Cap Value Portfolio - Service Class
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class
ING Oppenheimer Global Portfolio - Initial Class
ING Oppenheimer Strategic Income Portfolio - Initial Class
ING Oppenheimer Strategic Income Portfolio - Service Class
ING PIMCO Total Return Portfolio - Service Class
ING Pioneer High Yield Portfolio - Initial Class
ING Solution 2015 Portfolio - Service Class
ING Solution 2025 Portfolio - Service Class
ING Solution 2035 Portfolio - Service Class
ING Solution 2045 Portfolio - Service Class
ING Solution Income Portfolio - Service Class
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
ING T. Rowe Price Growth Equity Portfolio - Initial Class
ING Templeton Foreign Equity Portfolio - Initial Class*
ING Thornburg Value Portfolio - Initial Class
ING UBS U.S. Large Cap Equity Portfolio - Initial Class
ING Van Kampen Comstock Portfolio - Service Class
ING Van Kampen Equity and Income Portfolio - Initial Class

ING Strategic Allocation Portfolios, Inc.:
  ING Strategic Allocation Conservative Portfolio -
    Class I
  ING Strategic Allocation Growth Portfolio - Class I
  ING Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
  ING Growth and Income Portfolio - Class I
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 5
  ING GET U.S. Core Portfolio - Series 6
  ING GET U.S. Core Portfolio - Series 7
  ING GET U.S. Core Portfolio - Series 8
  ING GET U.S. Core Portfolio - Series 9
  ING GET U.S. Core Portfolio - Series 10
  ING GET U.S. Core Portfolio - Series 11
  ING GET U.S. Core Portfolio - Series 12
  ING GET U.S. Core Portfolio - Series 13
  ING GET U.S. Core Portfolio - Series 14
ING Variable Portfolios, Inc.:
  ING BlackRock Science and Technology
    Opportunities Portfolio - Class I
  ING Index Plus LargeCap Portfolio - Class I
  ING Index Plus MidCap Portfolio - Class I
  ING Index Plus SmallCap Portfolio - Class I
  ING International Index Portfolio - Class I*
  ING International Index Portfolio - Class S**
  ING Opportunistic Large Cap Portfolio - Class I
  ING Russell™ Large Cap Growth Index Portfolio -
    Class I**
  ING Russell™ Large Cap Index Portfolio - Class I*
  ING Russell™ Large Cap Value Index Portfolio -
    Class I**
  ING Russell™ Large Cap Value Index Portfolio -
    Class S**
  ING Russell™ Mid Cap Growth Index Portfolio -
    Class S**
  ING Russell™ Mid Cap Index Portfolio - Class I*
  ING Russell™ Small Cap Index Portfolio - Class I*
  ING Small Company Portfolio - Class I
  ING U.S. Bond Index Portfolio - Class I*

ING Variable Products Trust:
  ING International Value Portfolio - Class I
  ING MidCap Opportunities Portfolio - Class I
  ING MidCap Opportunities Portfolio - Class S
  ING SmallCap Opportunities Portfolio - Class I
  ING SmallCap Opportunities Portfolio - Class S
Janus Aspen Series:
  Janus Aspen Series Balanced Portfolio - Institutional
    Shares
  Janus Aspen Series Enterprise Portfolio - Institutional
    Shares
  Janus Aspen Series Flexible Bond Portfolio -
    Institutional Shares
  Janus Aspen Series Janus Portfolio - Institutional
    Shares
  Janus Aspen Series Worldwide Portfolio -
    Institutional Shares
Lord Abbett Series Fund, Inc.:
  Lord Abbett Series Fund - Mid-Cap Value Portfolio -
    Class VC
Oppenheimer Variable Account Funds:
  Oppenheimer Global Securities/VA
  Oppenheimer Main Street Fund®/VA
  Oppenheimer Main Street Small Cap Fund®/VA
  Oppenheimer MidCap Fund/VA
PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Administrative Class
Pioneer Variable Contracts Trust:
  Pioneer Emerging Markets VCT Portfolio - Class I
  Pioneer High Yield VCT Portfolio - Class I
Premier VIT:
  Premier VIT OpCap Mid Cap Portfolio - Class I**
Wanger Advisors Trust:
  Wanger International
  Wanger Select
  Wanger USA

*   Division added in 2008
**   Division added in 2009

The names of certain Divisions were changed during 2009. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
Federated Insurance Series:	Federated Insurance Series:
Federated Clover Value Fund II - Primary Shares	Federated American Leaders Fund II - Primary Shares
ING Balanced Portfolio, Inc.:	ING VP Balanced Portfolio, Inc.:
ING Balanced Portfolio - Class I	ING VP Balanced Portfolio - Class I
ING Intermediate Bond Portfolio:	ING VP Intermediate Bond Portfolio:
ING Intermediate Bond Portfolio - Class I	ING VP Intermediate Bond Portfolio - Class I
ING Investors Trust:	ING Investors Trust:
ING Artio Foreign Portfolio - Service Class	ING Julius Baer Foreign Portfolio - Service Class
ING Clarion Global Real Estate Portfolio - Institutional Class	ING Global Real Estate Portfolio - Institutional Class

Current Name	Former Name
ING Investors Trust (continued):	ING Investors Trust (continued):
ING Clarion Global Real Estate Portfolio - Service Class	ING Global Real Estate Portfolio - Service Class
ING Clarion Real Estate Portfolio - Service Class	ING Van Kampen Real Estate Portfolio - Service Class
ING Growth and Income Portfolio II - Institutional Class	ING Legg Mason Value Portfolio - Institutional Class
ING Growth and Income Portfolio II - Service Class	ING Legg Mason Value Portfolio - Service Class
ING Index Plus International Equity Portfolio - Institutional Class	ING VP Index Plus International Equity Portfolio - Institutional Class
ING Index Plus International Equity Portfolio - Service Class	ING VP Index Plus International Equity Portfolio - Service Class
ING Money Market Portfolio:	ING VP Money Market Portfolio:
ING Money Market Portfolio - Class I	ING VP Money Market Portfolio - Class I
ING Partners, Inc.:	ING Partners, Inc.:
ING Columbia Small Cap Value Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service Class
ING Strategic Allocation Portfolios, Inc.:	ING Strategic Allocation Portfolios, Inc.:
ING Strategic Allocation Conservative Portfolio - Class I	ING VP Strategic Allocation Conservative Portfolio - Class I
ING Strategic Allocation Growth Portfolio - Class I	ING VP Strategic Allocation Growth Portfolio - Class I
ING Strategic Allocation Moderate Portfolio - Class I	ING VP Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:	ING Variable Funds:
ING Growth and Income Portfolio - Class I	ING VP Growth and Income Portfolio - Class I
ING Variable Portfolios, Inc.:	ING Variable Portfolios, Inc.:
ING BlackRock Science and Technology Opportunities Portfolio - Class I	ING BlackRock Global Science and Technology Portfolio - Class I
ING Index Plus LargeCap Portfolio - Class I	ING VP Index Plus LargeCap Portfolio - Class I
ING Index Plus MidCap Portfolio - Class I	ING VP Index Plus MidCap Portfolio - Class I
ING Index Plus SmallCap Portfolio - Class I	ING VP Index Plus SmallCap Portfolio - Class I
ING Opportunistic Large Cap Portfolio - Class I	ING Opportunistic Large Cap Value Portfolio - Class I
ING Opportunistic Large Cap Portfolio - Class S	ING Opportunistic Large Cap Value Portfolio - Class S
ING Small Company Portfolio - Class I	ING VP Small Company Portfolio - Class I
ING U.S. Bond Index Portfolio - Class I	ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I
ING Variable Products Trust:	ING Variable Products Trust:
ING International Value Portfolio - Class I	ING VP International Value Portfolio - Class I
ING MidCap Opportunities Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class I
ING MidCap Opportunities Portfolio - Class S	ING VP MidCap Opportunities Portfolio - Class S
ING SmallCap Opportunities Portfolio - Class I	ING VP SmallCap Opportunities Portfolio - Class I
ING SmallCap Opportunities Portfolio - Class S	ING VP SmallCap Opportunities Portfolio - Class S
Janus Aspen Series:	Janus Aspen Series:
Janus Aspen Series Enterprise Portfolio - Institutional Shares	Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares
Janus Aspen Series Janus Portfolio - Institutional Shares	Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares
Janus Aspen Series Worldwide Portfolio - Institutional Shares	Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares

During 2009, the following Divisions were closed to contractowners:

ING Investors Trust:
   ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
   ING Growth and Income Portfolio II - Institutional Class
   ING Growth and Income Portfolio II - Service Class
   ING Index Plus International Equity Portfolio - Institutional Class
   ING Index Plus International Equity Portfolio - Service Class
   ING JPMorgan Value Opportunities Portfolio - Institutional Class
   ING JPMorgan Value Opportunities Portfolio - Service Class
   ING LifeStyle Aggressive Growth Portfolio - Service Class
   ING LifeStyle Growth Portfolio - Service Class
   ING LifeStyle Moderate Growth Portfolio - Service Class
   ING LifeStyle Moderate Portfolio - Service Class
   ING Oppenheimer Main Street Portfolio® - Institutional Class
   ING Oppenheimer Main Street Portfolio® - Service Class
   ING Van Kampen Capital Growth Portfolio - Institutional Class
ING Partners, Inc.:
   ING American Century Large Company Value Portfolio - Service Class
   ING Neuberger Berman Partners Portfolio - Initial Class
   ING Neuberger Berman Partners Portfolio - Service Class
ING Variable Insurance Trust:
   ING GET U.S. Core Portfolio - Series 3
   ING GET U.S. Core Portfolio - Series 4
ING Variable Portfolios, Inc.:
   ING Opportunistic Large Cap Growth Portfolio - Class I

The following Division was available to contractowners during 2009 but had no net assets as of December 31, 2009:

ING Partners, Inc.:
   ING Templeton Foreign Equity Portfolio - Service Class
ING Variable Portfolios, Inc.:
   ING Opportunistic Large Cap Portfolio - Class S

The following Divisions were available to contractowners during 2009, but did not have any activity as of December 31, 2009:

American Funds Insurance Series:
   American Funds Insurance Series® - Growth Income
     Fund - Class 2
   American Funds Insurance Series® - International
     Fund - Class 2
BlackRock Funds^{SM}:
   BlackRock Inflation Protected Bond Fund -
     Institutional Class
Fidelity® Variable Insurance Products V:
   Fidelity® VIP Asset Manager^{SM} Portfolio - Initial Class
ING Investors Trust:
   ING BlackRock Large Cap Growth Portfolio - Service
     Class
   ING Global Resources Portfolio - Institutional Class
   ING PIMCO High Yield Portfolio - Institutional Class
   ING Stock Index Portfolio - Institutional Class
   ING Stock Index Portfolio - Service Class

ING Money Market Portfolio:
   ING Money Market Portfolio - Class S
ING Partners, Inc.:
   ING Oppenheimer Global Portfolio - Service Class
   ING T. Rowe Price Diversified Mid Cap Growth
     Portfolio - Service Class
   ING Van Kampen Equity and Income Portfolio -
     Service Class
ING Variable Funds:
   ING Growth and Income Portfolio - Class S
ING Variable Portfolios, Inc.:
   ING Dow Jones Euro STOXX 50 Index Portfolio -
     Institutional Class
Oppenheimer Variable Account Funds:
   Oppenheimer Strategic Bond Fund/VA

Effective October 7, 2008, ING Money Market Portfolio changed its investment objective to seeking to maintain a stable share price of $1.00 per share. In connection with this change, ING Money Market Portfolio utilized a stock split and distributed additional shares to its shareholders such that each shareholder's proportionate interest and aggregate value of investment in ING Money Market Portfolio remained the same.

2.   **Significant Accounting Policies**

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.   Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund.   Investment transactions in each Fund are recorded on the trade date.   Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date.   Realized gains and losses on redemptions of the shares of the Fund are determined on a first-in, first-out basis.   The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of ILIAC, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of ILIAC.

Contractowner Reserves

Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts. The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contractowners invested in the Account Divisions. To the extent that benefits to be paid to the contractowners exceed their account values, ILIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ILIAC.

Changes from Principal Transactions

Included in Changes from Principal Transactions on the Statements of Changes in Net Assets are items which relate to contractowner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) ILIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by ILIAC). Any net unsettled transactions as of the reporting date are included in Due to related parties on the Statements of Assets and Liabilities.

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements as of December 31, 2009 and for the years ended December 31, 2009 and 2008, were issued.

3. Recently Adopted Accounting Standards

FASB Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2009-01, "Topic 105 - Generally Accepted Accounting Principles: amendments based on Statement of Financial Accounting Standards ("FAS") No. 168 - The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles" ("ASU 2009-01"), which confirms that as of July 1, 2009, the "FASB Accounting Standards Codification™" ("the Codification" or "ASC") is the single official source of authoritative, nongovernmental US GAAP. All existing accounting standard documents are superseded, and all other accounting literature not included in the Codification is considered nonauthoritative.

The Account adopted the Codification as of July 1, 2009. There was no effect on the Account's net assets and results of operations. The Account has revised its disclosures to incorporate references to the Codification topics.

Subsequent Events

In May 2009, the FASB issued new guidance on subsequent events, included in ASC Topic 855, "Subsequent Events," which establishes:

- The period after the balance sheet date during which an entity should evaluate events or transactions for potential recognition or disclosure in the financial statements;
- The circumstances under which an entity should recognize such events or transactions in its financial statements; and
- Disclosures regarding such events or transactions and the date through which an entity has evaluated subsequent events.

These provisions, as included in ASC Topic 855, were adopted by the Account on June 30, 2009. In addition, in February 2010, the FASB issued ASU 2010-09, "Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements," which clarifies that an SEC filer should evaluate subsequent events through the date the financial statements are issued and eliminates the requirement for an SEC filer to disclose that date, effective upon issuance. The Account determined that there was no effect on the Account's net assets and results of operations upon adoption, as the guidance is consistent with that previously applied by the Account under US auditing standards. The disclosure provisions included in ASC Topic 855, as amended, are presented in the Significant Accounting Policies footnote.

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly

In April 2009, the FASB issued new guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly, included in ASC Topic 820, "Fair Value Measurements and Disclosures," which confirms that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. In addition, this guidance, as included in ASC Topic 820:

- Clarifies factors for determining whether there has been a significant decrease in market activity for an asset or liability;
- Requires an entity to determine whether a transaction is not orderly based on the weight of the evidence; and
- Requires an entity to disclose in interim and annual periods the input and valuation technique used to measure fair value and any change in valuation technique.

These provisions, as included in ASC Topic 820, were adopted by the Account on April 1, 2009. The Account determined, however, that there was no effect on the Account's net assets and results of operations upon adoption, as its guidance is consistent with that previously applied by the Account under US GAAP.

Fair Value Measurements

In September 2006, the FASB issued new guidance on fair value measurements included in ASC Topic 820, "Fair Value Measurements and Disclosures," which provides guidance for using fair value to measure assets and liabilities whenever other standards require (or permit) assets or liabilities to be measured at fair value. ASC Topic 820 does not expand the use of fair value to any new circumstances.

ASC Topic 820 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, ASC Topic 820 establishes a fair value hierarchy that prioritizes the information used to develop such assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. ASC Topic 820 also requires separate disclosure of fair value measurements by level within the hierarchy and expanded disclosure of the effect on earnings for items measured using unobservable data.

The adoption of ASC Topic 820 on January 1, 2008 did not have an impact on the Account's net assets or results of operations. New disclosures are included in the Financial Instruments footnote.

4. Financial Instruments

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual Fund Investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2009 and 2008, respectively, based on the priority of the inputs to the valuation technique below. The Account had no financial liabilities as of December 31, 2009.

The ASC Topic 820 fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.

- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  - a) Quoted prices for similar assets or liabilities in active markets;
  - b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  - c) Inputs other than quoted market prices that are observable; and
  - d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

5.   Charges and Fees

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover ILIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

Mortality and Expense Risk Charges

ILIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.25% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts.

Asset Based Administrative Charges

A daily charge to cover administrative expenses of the Account is deducted at an annual rate of up to 0.25% of the assets attributable to the Contracts.

Contract Maintenance Charges

An annual Contract maintenance fee of up to $40 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 7.00% of each premium payment if the

Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract.

Premium Taxes

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the contractowner's state of residence and currently ranges up to 4.00% of premiums.

Other Contract Charges

Under the Fixed/Variable Single Premium Immediate Annuity contract, an additional annual charge of 1.00% is deducted daily from the accumulation values for contractowners who select the Guaranteed Minimum Income feature. For Deferred Variable Annuity contracts, an additional annual charge of up to 0.50% is deducted daily from the accumulation value for amounts invested in the ING GET U.S. Core Portfolio Funds. In addition, an annual charge of up to 0.50% is deducted daily from the accumulation values for contractowners who select the Premium Bonus Option feature.

Fees Waived by ILIAC

Certain charges and fees for various types of Contracts are currently waived by ILIAC. ILIAC reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

6.   **Related Party Transactions**

During the year ended December 31, 2009, management fees were paid indirectly to IIL, an affiliate of the Company, in its capacity as investment adviser to the ING Balanced Portfolio, Inc., ING Intermediate Bond Portfolio, ING Money Market Portfolio, ING Strategic Allocation Portfolios, Inc., ING Variable Funds, ING Variable Insurance Trust, ING Variable Portfolios, Inc., and ING Variable Products Trust. The annual fee rate ranged from 0.08% to 0.95% of the average net assets of each respective Fund.

Management fees were also paid indirectly to DSL, an affiliate of the Company, in its capacity as investment manager to ING Investors Trust and ING Partners, Inc. The Trusts' advisory agreement provided for fees at annual rates ranging up to 1.25% of the average net assets of each respective Fund.

7. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follows:

	Year ended December 31			
	2009		2008	
	Purchases	Sales	Purchases	Sales
	(Dollars in Thousands)			
AIM Variable Insurance Funds:				
AIM V.I. Capital Appreciation Fund - Series I Shares	$ 98	$ 77	$ 60	$ 79
AIM V.I. Core Equity Fund - Series I Shares	486	322	817	711
Calvert Variable Series, Inc.:				
Calvert Social Balanced Portfolio	209	353	201	205
Federated Insurance Series:				
Federated Capital Income Fund II	111	326	327	839
Federated Clover Value Fund II - Primary Shares	310	2,080	4,312	3,765
Federated Equity Income Fund II	136	492	164	1,093
Federated Fund for U.S. Government Securities II	97	397	163	354
Federated High Income Bond Fund II - Primary Shares	487	861	489	843
Federated International Equity Fund II	67	291	46	870
Federated Mid Cap Growth Strategies Fund II	78	791	1,454	1,575
Federated Prime Money Fund II	1,305	1,549	992	1,160
Fidelity® Variable Insurance Products:				
Fidelity® VIP Equity-Income Portfolio - Initial Class	2,018	11,438	3,746	32,171
Fidelity® VIP Growth Portfolio - Initial Class	309	1,593	1,524	2,927
Fidelity® VIP High Income Portfolio - Initial Class	461	396	8	10
Fidelity® VIP Overseas Portfolio - Initial Class	823	951	2,551	2,932
Fidelity® Variable Insurance Products II:				
Fidelity® VIP Contrafund® Portfolio - Initial Class	4,286	20,151	12,211	46,184
Fidelity® VIP Index 500 Portfolio - Initial Class	1,437	4,123	2,236	7,260
Fidelity® Variable Insurance Products V:				
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	88	98	41	171
Franklin Templeton Variable Insurance Products Trust:				
Franklin Small Cap Value Securities Fund - Class 2	755	690	993	807
ING Balanced Portfolio, Inc.:				
ING Balanced Portfolio - Class I	4,550	15,156	16,851	29,930
ING Intermediate Bond Portfolio:				
ING Intermediate Bond Portfolio - Class I	25,841	26,612	41,809	28,452
ING Investors Trust:				
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	15	97	33	53
ING American Funds Growth Portfolio	3,078	3,481	4,934	7,729
ING American Funds Growth-Income Portfolio	1,839	2,690	2,767	6,910
ING American Funds International Portfolio	4,354	3,439	6,993	10,253
ING Artio Foreign Portfolio - Service Class	1,800	2,738	3,580	4,659
ING BlackRock Large Cap Growth Portfolio - Institutional Class	876	3,796	4,359	7,583
ING Clarion Global Real Estate Portfolio - Institutional Class	746	433	1,771	186
ING Clarion Global Real Estate Portfolio - Service Class	210	253	374	991

| | Year ended December 31 | | | |
| | 2009 | | 2008 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in Thousands)			
ING Investors Trust (continued):				
ING Clarion Real Estate Portfolio - Service Class	$ 465	$ 277	$ 1,596	$ 871
ING Evergreen Health Sciences Portfolio - Service Class	96	522	754	296
ING Evergreen Omega Portfolio - Institutional Class	893	1,593	2,164	3,126
ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class	1,196	3,270	2,739	6,525
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	394	290	693	459
ING Franklin Income Portfolio - Service Class	1,529	1,250	1,455	3,061
ING Franklin Mutual Shares Portfolio - Service Class	371	399	468	908
ING Global Resources Portfolio - Service Class	1,894	1,636	6,615	4,479
ING Growth and Income Portfolio II - Institutional Class	312	8,131	3,518	4,489
ING Growth and Income Portfolio II - Service Class	25	202	96	65
ING Index Plus International Equity Portfolio - Institutional Class	819	11,582	7,205	6,970
ING Index Plus International Equity Portfolio - Service Class	91	760	455	399
ING Janus Contrarian Portfolio - Service Class	1,141	251	416	126
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	2,238	1,619	3,140	4,970
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	2,522	1,436	2,576	3,197
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	128	433	434	1,477
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	26	10	90	79
ING JPMorgan Value Opportunities Portfolio - Institutional Class	599	11,256	2,789	8,707
ING JPMorgan Value Opportunities Portfolio - Service Class	155	1,615	414	567
ING LifeStyle Aggressive Growth Portfolio - Service Class	112	1,389	451	634
ING LifeStyle Growth Portfolio - Service Class	855	6,255	2,268	2,446
ING LifeStyle Moderate Growth Portfolio - Service Class	634	8,535	1,844	5,230
ING LifeStyle Moderate Portfolio - Service Class	2,131	10,332	3,075	4,713
ING Lord Abbett Affiliated Portfolio - Institutional Class	208	1,542	1,243	904
ING Lord Abbett Affiliated Portfolio - Service Class	130	175	215	294
ING Marsico Growth Portfolio - Service Class	487	549	716	651
ING Marsico International Opportunities Portfolio - Service Class	332	1,608	2,940	4,421
ING MFS Total Return Portfolio - Institutional Class	2,292	10,702	11,093	27,605
ING MFS Total Return Portfolio - Service Class	422	427	403	307
ING MFS Utilities Portfolio - Service Class	491	869	1,824	1,748
ING Oppenheimer Main Street Portfolio® - Institutional Class	153	1,661	461	991
ING Oppenheimer Main Street Portfolio® - Service Class	15	136	101	4
ING PIMCO High Yield Portfolio - Service Class	2,892	1,105	792	1,158
ING Pioneer Equity Income Portfolio - Institutional Class	431	1,439	553	1,211
ING Pioneer Fund Portfolio - Institutional Class	1,355	2,227	3,717	8,060
ING Pioneer Mid Cap Value Portfolio - Institutional Class	297	617	882	799
ING Pioneer Mid Cap Value Portfolio - Service Class	253	341	529	618
ING Retirement Growth Portfolio - Adviser Class	5,831	318	-	-
ING Retirement Moderate Growth Portfolio - Adviser Class	7,877	342	-	-
ING Retirement Moderate Portfolio - Adviser Class	9,334	434	-	-

			Year ended December 31	
	2009		2008	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in Thousands)			
ING Investors Trust (continued):				
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	$ 2,934	$ 2,316	$ 4,214	$ 1,017
ING T. Rowe Price Equity Income Portfolio - Service Class	2,085	1,488	2,369	2,018
ING Templeton Global Growth Portfolio - Service Class	70	134	102	481
ING Van Kampen Capital Growth Portfolio - Institutional Class	554	29,383	53,984	6,968
ING Van Kampen Growth and Income Portfolio - Service Class	175	313	335	195
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	199	88	101	189
ING Money Market Portfolio:				
ING Money Market Portfolio - Class I	26,385	93,406	108,397	100,604
ING Partners, Inc.:				
ING American Century Small-Mid Cap Value Portfolio - Service Class	275	545	613	358
ING American Century Large Company Value Portfolio - Service Class	18	187	356	245
ING Baron Asset Portfolio - Service Class	18	30	313	339
ING Baron Small Cap Growth Portfolio - Service Class	420	730	731	983
ING Columbia Small Cap Value Portfolio - Service Class	41	279	547	941
ING Davis New York Venture Portfolio - Service Class	725	1,017	931	784
ING JPMorgan Mid Cap Value Portfolio - Service Class	231	312	391	803
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	458	2,870	724	5,348
ING Neuberger Berman Partners Portfolio - Initial Class	933	16,574	2,648	12,125
ING Neuberger Berman Partners Portfolio - Service Class	124	367	356	105
ING Oppenheimer Global Portfolio - Initial Class	4,431	12,950	14,308	28,000
ING Oppenheimer Strategic Income Portfolio - Initial Class	4,836	11,608	10,303	20,694
ING Oppenheimer Strategic Income Portfolio - Service Class	80	7	1	2
ING PIMCO Total Return Portfolio - Service Class	5,220	1,420	4,029	1,551
ING Pioneer High Yield Portfolio - Initial Class	4,998	5,315	19,577	1,914
ING Solution 2015 Portfolio - Service Class	866	421	2,713	888
ING Solution 2025 Portfolio - Service Class	694	468	1,453	1,646
ING Solution 2035 Portfolio - Service Class	926	188	1,353	1,080
ING Solution 2045 Portfolio - Service Class	312	110	1,265	1,322
ING Solution Income Portfolio - Service Class	849	887	652	317
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	790	5,050	9,749	10,843
ING T. Rowe Price Growth Equity Portfolio - Initial Class	1,804	5,255	5,385	10,058
ING Templeton Foreign Equity Portfolio - Initial Class	1,554	3,827	36,859	5,614
ING Templeton Foreign Equity Portfolio - Service Class	-	-	128	1,594
ING Thornburg Value Portfolio - Initial Class	1,604	2,893	880	4,961
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	481	3,119	2,055	6,208
ING Van Kampen Comstock Portfolio - Service Class	196	756	302	492
ING Van Kampen Equity and Income Portfolio - Initial Class	1,922	14,167	14,973	27,897

	Year ended December 31			
	2009		2008	
	Purchases	Sales	Purchases	Sales
	(Dollars in Thousands)			
ING Strategic Allocation Portfolios, Inc.:				
ING Strategic Allocation Conservative Portfolio - Class I	$ 1,811	$ 2,056	$ 2,563	$ 3,141
ING Strategic Allocation Growth Portfolio - Class I	1,628	1,894	4,894	4,113
ING Strategic Allocation Moderate Portfolio - Class I	1,819	1,984	3,608	3,566
ING Variable Funds:				
ING Growth and Income Portfolio - Class I	13,004	32,475	31,980	59,186
ING Variable Insurance Trust:				
ING GET U.S. Core Portfolio - Series 3	475	16,889	1,435	5,799
ING GET U.S. Core Portfolio - Series 4	159	2,603	516	1,291
ING GET U.S. Core Portfolio - Series 5	62	232	429	531
ING GET U.S. Core Portfolio - Series 6	646	4,456	4,778	6,855
ING GET U.S. Core Portfolio - Series 7	264	2,092	3,411	5,807
ING GET U.S. Core Portfolio - Series 8	222	2,394	2,671	3,410
ING GET U.S. Core Portfolio - Series 9	183	1,200	2,157	3,141
ING GET U.S. Core Portfolio - Series 10	150	1,657	1,743	3,029
ING GET U.S. Core Portfolio - Series 11	294	2,035	1,957	3,231
ING GET U.S. Core Portfolio - Series 12	572	4,611	7,542	19,227
ING GET U.S. Core Portfolio - Series 13	656	4,591	2,428	14,348
ING GET U.S. Core Portfolio - Series 14	786	8,351	571	5,065
ING Variable Portfolios, Inc.:				
ING BlackRock Science and Technology Opportunities Portfolio - Class I	1,629	1,730	874	3,333
ING Index Plus LargeCap Portfolio - Class I	6,406	15,662	33,046	43,389
ING Index Plus MidCap Portfolio - Class I	445	1,052	2,235	2,366
ING Index Plus SmallCap Portfolio - Class I	292	551	690	1,380
ING International Index Portfolio - Class I	11,629	1,079	316	1
ING International Index Portfolio - Class S	56	19	-	-
ING Opportunistic Large Cap Growth Portfolio - Class I	143	9,345	912	3,309
ING Opportunistic Large Cap Portfolio - Class I	9,126	1,608	2,212	2,200
ING Opportunistic Large Cap Portfolio - Class S	10	298	99	288
ING Russell™ Large Cap Growth Index Portfolio - Class I	27,255	2,970	-	-
ING Russell™ Large Cap Index Portfolio - Class I	18,026	1,912	677	18
ING Russell™ Large Cap Value Index Portfolio - Class I	9,784	1,370	-	-
ING Russell™ Large Cap Value Index Portfolio - Class S	1,470	160	-	-
ING Russell™ Mid Cap Growth Index Portfolio - Class S	109	20	-	-
ING Russell™ Mid Cap Index Portfolio - Class I	92	1	91	44
ING Russell™ Small Cap Index Portfolio - Class I	93	34	121	70
ING Small Company Portfolio - Class I	1,610	5,101	8,680	13,830
ING U.S. Bond Index Portfolio - Class I	812	247	343	252

| | Year ended December 31 | | | |
| | 2009 | | 2008 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in Thousands)			
ING Variable Products Trust:				
ING International Value Portfolio - Class I	$ 461	$ 1,328	$ 1,999	$ 1,542
ING MidCap Opportunities Portfolio - Class I	126	249	461	496
ING MidCap Opportunities Portfolio - Class S	174	838	425	2,724
ING SmallCap Opportunities Portfolio - Class I	69	296	515	192
ING SmallCap Opportunities Portfolio - Class S	104	468	622	1,233
Janus Aspen Series:				
Janus Aspen Series Balanced Portfolio - Institutional Shares	1	6	2	4
Janus Aspen Series Enterprise Portfolio - Institutional Shares	-	-	-	6
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	-	-	-	10
Janus Aspen Series Janus Portfolio - Institutional Shares	-	4	-	-
Janus Aspen Series Worldwide Portfolio - Institutional Shares	-	1	-	4
Lord Abbett Series Fund, Inc.:				
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	181	466	450	967
Oppenheimer Variable Account Funds:				
Oppenheimer Global Securities/VA	2	3	6	6
Oppenheimer Main Street Fund®/VA	5	34	114	96
Oppenheimer Main Street Small Cap Fund®/VA	102	44	78	50
Oppenheimer MidCap Fund/VA	294	145	57	153
PIMCO Variable Insurance Trust:				
PIMCO Real Return Portfolio - Administrative Class	5,987	3,809	4,953	2,900
Pioneer Variable Contracts Trust:				
Pioneer Emerging Markets VCT Portfolio - Class I	2,845	2,009	2,437	2,080
Pioneer High Yield VCT Portfolio - Class I	316	201	186	952
Premier VIT:				
Premier VIT OpCap Mid Cap Portfolio - Class I	611	4	-	-
Wanger Advisors Trust:				
Wanger International	1,449	654	624	803
Wanger Select	1,298	1,241	792	1,412
Wanger USA	292	202	178	181

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

8. Changes in Units

The changes in units outstanding were as follows:

| | Year ended December 31 | | | | | |
| | 2009 | | | 2008 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
AIM Variable Insurance Funds:						
AIM V.I. Capital Appreciation Fund - Series I Shares	15,047	12,433	2,614	9,363	10,112	(749)
AIM V.I. Core Equity Fund - Series I Shares	75,788	55,158	20,630	51,474	48,460	3,014
Calvert Variable Series, Inc.:						
Calvert Social Balanced Portfolio	14,851	38,693	(23,842)	22,689	25,333	(2,644)
Federated Insurance Series:						
Federated Capital Income Fund II	13	20,716	(20,703)	7,629	45,327	(37,698)
Federated Clover Value Fund II - Primary Shares	799	115,699	(114,900)	2,916	152,103	(149,187)
Federated Equity Income Fund II	420	38,414	(37,994)	1,455	71,692	(70,237)
Federated Fund for U.S. Government Securities II	158	20,472	(20,314)	3,660	18,972	(15,312)
Federated High Income Bond Fund II - Primary Shares	372	43,405	(43,033)	426	40,532	(40,106)
Federated International Equity Fund II	1,020	21,618	(20,598)	2,823	47,374	(44,551)
Federated Mid Cap Growth Strategies Fund II	744	40,712	(39,968)	5,490	58,051	(52,561)
Federated Prime Money Fund II	94,937	111,757	(16,820)	72,065	85,948	(13,883)
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Initial Class	273,940	1,141,026	(867,086)	834,814	2,680,366	(1,845,552)
Fidelity® VIP Growth Portfolio - Initial Class	84,281	148,777	(64,496)	118,381	187,521	(69,140)
Fidelity® VIP High Income Portfolio - Initial Class	52,727	44,351	8,376	1	803	(802)
Fidelity® VIP Overseas Portfolio - Initial Class	85,872	95,732	(9,860)	98,365	174,185	(75,820)
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Initial Class	628,677	1,570,891	(942,214)	1,475,694	3,637,598	(2,161,904)
Fidelity® VIP Index 500 Portfolio - Initial Class	39,274	245,309	(206,035)	76,883	319,320	(242,437)
Fidelity® Variable Insurance Products V:						
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	1	4,478	(4,477)	1,885	10,993	(9,108)
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value Securities Fund - Class 2	71,984	79,435	(7,451)	69,244	75,338	(6,094)

| | Year ended December 31 | | | | | |
| | 2009 | | | 2008 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Balanced Portfolio, Inc.:						
ING Balanced Portfolio - Class I	123,503	898,954	(775,451)	429,348	1,846,534	(1,417,186)
ING Intermediate Bond Portfolio:						
ING Intermediate Bond Portfolio - Class I	2,092,218	2,358,671	(266,453)	3,371,594	2,833,690	537,904
ING Investors Trust:						
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	4,191	12,998	(8,807)	3,733	8,238	(4,505)
ING American Funds Growth Portfolio	277,156	543,521	(266,365)	792,784	1,167,629	(374,845)
ING American Funds Growth-Income Portfolio	199,214	425,532	(226,318)	595,310	1,055,808	(460,498)
ING American Funds International Portfolio	237,516	421,162	(183,646)	865,640	1,196,281	(330,641)
ING Artio Foreign Portfolio - Service Class	186,825	324,157	(137,332)	418,585	639,381	(220,796)
ING BlackRock Large Cap Growth Portfolio - Institutional Class	190,264	625,964	(435,700)	324,330	1,157,718	(833,388)
ING Clarion Global Real Estate Portfolio - Institutional Class	98,855	68,330	30,525	204,007	42,042	161,965
ING Clarion Global Real Estate Portfolio - Service Class	35,469	43,225	(7,756)	84,622	151,775	(67,153)
ING Clarion Real Estate Portfolio - Service Class	78,663	64,129	14,534	169,087	145,215	23,872
ING Evergreen Health Sciences Portfolio - Service Class	24,224	68,498	(44,274)	60,573	32,341	28,232
ING Evergreen Omega Portfolio - Institutional Class	93,499	159,508	(66,009)	181,498	355,300	(173,802)
ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class	246,515	523,391	(276,876)	566,900	1,122,475	(555,575)
ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	42,448	32,872	9,576	61,421	55,027	6,394
ING Franklin Income Portfolio - Service Class	215,074	210,719	4,355	421,258	600,010	(178,752)
ING Franklin Mutual Shares Portfolio - Service Class	65,643	66,760	(1,117)	135,252	184,776	(49,524)
ING Global Resources Portfolio - Service Class	323,567	296,460	27,107	531,009	566,735	(35,726)
ING Growth and Income Portfolio II - Institutional Class	51,716	1,460,505	(1,408,789)	257,708	743,831	(486,123)
ING Growth and Income Portfolio II - Service Class	4,868	37,163	(32,295)	2,438	8,407	(5,969)
ING Index Plus International Equity Portfolio - Institutional Class	78,252	1,922,322	(1,844,070)	342,220	1,087,214	(744,994)
ING Index Plus International Equity Portfolio - Service Class	10,088	102,133	(92,045)	23,405	46,680	(23,275)
ING Janus Contrarian Portfolio - Service Class	212,435	52,267	160,168	48,649	22,726	25,923
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	232,513	188,745	43,768	330,835	500,208	(169,373)
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	182,617	128,172	54,445	127,532	193,737	(66,205)
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	25,050	62,483	(37,433)	72,598	184,100	(111,502)

ING Investors Trust (continued):

| | Year ended December 31 | | | | | |
| | 2009 | | | 2008 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	2,312	935	1,377	8,569	8,448	121
ING JPMorgan Value Opportunities Portfolio - Institutional Class	63,775	1,481,730	(1,417,955)	524,861	1,340,108	(815,247)
ING JPMorgan Value Opportunities Portfolio - Service Class	13,095	207,888	(194,793)	13,503	54,762	(41,259)
ING LifeStyle Aggressive Growth Portfolio - Service Class	38,189	185,918	(147,729)	65,929	93,526	(27,597)
ING LifeStyle Growth Portfolio - Service Class	115,279	738,752	(623,473)	375,594	422,777	(47,183)
ING LifeStyle Moderate Growth Portfolio - Service Class	88,325	952,120	(863,795)	457,702	830,283	(372,581)
ING LifeStyle Moderate Portfolio - Service Class	285,685	1,141,364	(855,679)	497,420	692,957	(195,537)
ING Lord Abbett Affiliated Portfolio - Institutional Class	49,183	236,015	(186,832)	119,621	179,210	(59,589)
ING Lord Abbett Affiliated Portfolio - Service Class	21,080	25,670	(4,590)	35,575	55,880	(20,305)
ING Marsico Growth Portfolio - Service Class	74,585	82,980	(8,395)	94,737	93,179	1,558
ING Marsico International Opportunities Portfolio - Service Class	53,501	192,342	(138,841)	291,477	486,658	(195,181)
ING MFS Total Return Portfolio - Institutional Class	370,074	1,337,672	(967,598)	1,274,229	3,751,296	(2,477,067)
ING MFS Total Return Portfolio - Service Class	35,478	40,175	(4,697)	29,724	38,146	(8,422)
ING MFS Utilities Portfolio - Service Class	52,339	91,416	(39,077)	107,394	138,813	(31,419)
ING Oppenheimer Main Street Portfolio® - Institutional Class	25,990	212,767	(186,777)	90,194	137,712	(47,518)
ING Oppenheimer Main Street Portfolio® - Service Class	1,818	15,973	(14,155)	8,660	454	8,206
ING PIMCO High Yield Portfolio - Service Class	254,085	105,594	148,491	72,295	121,514	(49,219)
ING Pioneer Equity Income Portfolio - Institutional Class	166,042	340,651	(174,609)	131,663	225,753	(94,090)
ING Pioneer Fund Portfolio - Institutional Class	168,119	272,504	(104,385)	319,611	793,165	(473,554)
ING Pioneer Mid Cap Value Portfolio - Institutional Class	53,856	97,088	(43,232)	113,260	123,148	(9,888)
ING Pioneer Mid Cap Value Portfolio - Service Class	51,790	66,134	(14,344)	88,473	105,774	(17,301)
ING Retirement Growth Portfolio - Adviser Class	633,277	33,374	599,903	-	-	-
ING Retirement Moderate Growth Portfolio - Adviser Class	854,517	59,018	795,499	-	-	-
ING Retirement Moderate Portfolio - Adviser Class	995,166	79,793	915,373	-	-	-
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	324,960	284,558	40,402	289,860	129,004	160,856
ING T. Rowe Price Equity Income Portfolio - Service Class	258,791	225,432	33,359	276,869	286,826	(9,957)
ING Templeton Global Growth Portfolio - Service Class	16,116	25,672	(9,556)	44,848	92,246	(47,398)
ING Van Kampen Capital Growth Portfolio - Institutional Class	142,101	4,534,317	(4,392,216)	5,562,263	1,170,047	4,392,216

	Year ended December 31					
	2009			2008		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Investors Trust (continued):						
ING Van Kampen Growth and Income Portfolio - Service Class	22,385	37,254	(14,869)	38,785	34,919	3,866
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	31,762	13,261	18,501	18,238	31,664	(13,426)
ING Money Market Portfolio:						
ING Money Market Portfolio - Class I	5,713,101	10,634,733	(4,921,632)	16,497,663	16,723,037	(225,374)
ING Partners, Inc.:						
ING American Century Small-Mid Cap Value Portfolio - Service Class	40,359	55,373	(15,014)	49,253	32,956	16,297
ING American Century Large Company Value Portfolio - Service Class	3,193	24,361	(21,168)	30,053	29,774	279
ING Baron Asset Portfolio - Service Class	2,824	4,752	(1,928)	32,792	54,118	(21,326)
ING Baron Small Cap Growth Portfolio - Service Class	66,262	97,489	(31,227)	109,147	139,596	(30,449)
ING Columbia Small Cap Value Portfolio - Service Class	22,323	55,869	(33,546)	100,634	150,467	(49,833)
ING Davis New York Venture Portfolio - Service Class	139,831	164,697	(24,866)	143,643	133,282	10,361
ING JPMorgan Mid Cap Value Portfolio - Service Class	66,213	57,313	8,900	20,636	57,012	(36,376)
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	68,170	333,603	(265,433)	207,906	679,501	(471,595)
ING Neuberger Berman Partners Portfolio - Initial Class	95,326	2,709,428	(2,614,102)	520,373	1,503,933	(983,560)
ING Neuberger Berman Partners Portfolio - Service Class	26,768	68,355	(41,587)	51,028	13,596	37,432
ING Oppenheimer Global Portfolio - Initial Class	361,352	1,528,009	(1,166,657)	864,388	2,876,782	(2,012,394)
ING Oppenheimer Strategic Income Portfolio - Initial Class	738,914	1,524,521	(785,607)	2,075,003	3,275,379	(1,200,376)
ING Oppenheimer Strategic Income Portfolio - Service Class	8,318	563	7,755	12	139	(127)
ING PIMCO Total Return Portfolio - Service Class	411,921	184,842	227,079	333,457	177,217	156,240
ING Pioneer High Yield Portfolio - Initial Class	558,294	690,660	(132,366)	2,038,499	324,372	1,714,127
ING Solution 2015 Portfolio - Service Class	85,865	54,725	31,140	284,879	124,608	160,271
ING Solution 2025 Portfolio - Service Class	94,029	76,134	17,895	215,667	220,701	(5,034)
ING Solution 2035 Portfolio - Service Class	108,568	26,722	81,846	198,152	166,100	32,052
ING Solution 2045 Portfolio - Service Class	41,522	18,629	22,893	136,159	139,593	(3,434)
ING Solution Income Portfolio - Service Class	45,268	57,471	(12,203)	80,477	47,124	33,353
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	221,453	675,726	(454,273)	526,043	1,274,943	(748,900)
ING T. Rowe Price Growth Equity Portfolio - Initial Class	158,459	310,627	(152,168)	141,950	491,769	(349,819)
ING Templeton Foreign Equity Portfolio - Initial Class	372,466	711,560	(339,094)	3,810,092	898,839	2,911,253

	2009			2008		
Year ended December 31	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Partners, Inc. (continued):						
ING Templeton Foreign Equity Portfolio - Service Class	11	11	-	16,208	136,914	(120,706)
ING Thornburg Value Portfolio - Initial Class	143,357	276,675	(133,318)	218,137	634,560	(416,423)
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	50,284	324,188	(273,904)	212,690	620,217	(407,527)
ING Van Kampen Comstock Portfolio - Service Class	24,019	86,403	(62,384)	25,861	53,329	(27,468)
ING Van Kampen Equity and Income Portfolio - Initial Class	277,154	1,577,239	(1,300,085)	1,386,209	3,337,397	(1,951,188)
ING Strategic Allocation Portfolios, Inc.:						
ING Strategic Allocation Conservative Portfolio - Class I	84,168	140,161	(55,993)	79,605	191,703	(112,098)
ING Strategic Allocation Growth Portfolio - Class I	35,818	172,862	(137,044)	291,790	296,694	(4,904)
ING Strategic Allocation Moderate Portfolio - Class I	50,859	147,962	(97,103)	99,048	222,583	(123,535)
ING Variable Funds:						
ING Growth and Income Portfolio - Class I	1,402,356	2,163,221	(760,865)	3,552,279	4,068,096	(515,817)
ING Variable Insurance Trust:						
ING GET U.S. Core Portfolio - Series 3	18,840	1,693,803	(1,674,963)	148,653	678,099	(529,446)
ING GET U.S. Core Portfolio - Series 4	2,902	250,279	(247,377)	82,905	199,364	(116,459)
ING GET U.S. Core Portfolio - Series 5	8,447	28,132	(19,685)	36,058	83,456	(47,398)
ING GET U.S. Core Portfolio - Series 6	48,310	427,379	(379,069)	54,952	662,633	(607,681)
ING GET U.S. Core Portfolio - Series 7	5,681	191,041	(185,360)	74,649	605,594	(530,945)
ING GET U.S. Core Portfolio - Series 8	11,515	230,339	(218,824)	6,622	306,336	(299,714)
ING GET U.S. Core Portfolio - Series 9	18,353	123,182	(104,829)	4,208	289,438	(285,230)
ING GET U.S. Core Portfolio - Series 10	8,470	164,985	(156,515)	16,730	295,504	(278,774)
ING GET U.S. Core Portfolio - Series 11	2,059	187,548	(185,489)	1,370	301,967	(300,597)
ING GET U.S. Core Portfolio - Series 12	2,465	425,873	(423,408)	1,882,165	3,654,875	(1,772,710)
ING GET U.S. Core Portfolio - Series 13	60,925	483,678	(422,753)	1,903,461	3,264,066	(1,360,605)
ING GET U.S. Core Portfolio - Series 14	1,106,881	1,906,670	(799,789)	134,462	595,067	(460,605)

| | Year ended December 31 | | | | | |
| | 2009 | | | 2008 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Variable Portfolios, Inc.:						
ING BlackRock Science and Technology Opportunities Portfolio - Class I	542,180	541,427	753	375,560	958,813	(583,253)
ING Index Plus LargeCap Portfolio - Class I	1,279,906	2,757,182	(1,477,276)	2,664,957	4,441,285	(1,776,328)
ING Index Plus MidCap Portfolio - Class I	57,554	90,970	(33,416)	56,762	135,835	(79,073)
ING Index Plus SmallCap Portfolio - Class I	53,811	73,198	(19,387)	43,798	106,597	(62,799)
ING International Index Portfolio - Class I	1,056,564	102,833	953,731	35,557	25	35,532
ING International Index Portfolio - Class S	4,775	1,450	3,325	-	-	-
ING Opportunistic Large Cap Growth Portfolio - Class I	13,737	1,053,829	(1,040,092)	144,195	384,305	(240,110)
ING Opportunistic Large Cap Portfolio - Class I	731,488	122,505	608,983	40,246	103,713	(63,467)
ING Opportunistic Large Cap Portfolio - Class S	1,521	40,468	(38,947)	24,842	53,948	(29,106)
ING Russell™ Large Cap Growth Index Portfolio - Class I	2,724,954	266,795	2,458,159	-	-	-
ING Russell™ Large Cap Index Portfolio - Class I	1,737,460	183,155	1,554,305	99,969	3,589	96,380
ING Russell™ Large Cap Value Index Portfolio - Class I	925,886	113,716	812,170	-	-	-
ING Russell™ Large Cap Value Index Portfolio - Class S	137,754	12,385	125,369	-	-	-
ING Russell™ Mid Cap Growth Index Portfolio - Class S	9,834	1,976	7,858	-	-	-
ING Russell™ Mid Cap Index Portfolio - Class I	16,541	2,210	14,331	12,024	7,092	4,932
ING Russell™ Small Cap Index Portfolio - Class I	13,743	4,745	8,998	14,079	9,007	5,072
ING Small Company Portfolio - Class I	166,607	388,193	(221,586)	361,534	987,127	(625,593)
ING U.S. Bond Index Portfolio - Class I	80,002	26,463	53,539	35,241	25,813	9,428
ING Variable Products Trust:						
ING International Value Portfolio - Class I	51,096	141,564	(90,468)	124,856	131,674	(6,818)
ING MidCap Opportunities Portfolio - Class I	19,819	33,072	(13,253)	44,028	46,805	(2,777)
ING MidCap Opportunities Portfolio - Class S	43,046	115,337	(72,291)	187,520	384,593	(197,073)
ING SmallCap Opportunities Portfolio - Class I	13,871	42,808	(28,937)	53,788	27,819	25,969
ING SmallCap Opportunities Portfolio - Class S	64,317	120,283	(55,966)	124,585	269,185	(144,600)

| | Year ended December 31 | | | | | |
| | **2009** | | | **2008** | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Janus Aspen Series:						
Janus Aspen Series Balanced Portfolio - Institutional Shares	-	175	(175)	-	127	(127)
Janus Aspen Series Enterprise Portfolio - Institutional Shares	-	6	(6)	7	180	(173)
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	-	-	-	-	411	(411)
Janus Aspen Series Janus Portfolio - Institutional Shares	4	290	(286)	-	2	(2)
Janus Aspen Series Worldwide Portfolio - Institutional Shares	-	56	(56)	-	152	(152)
Lord Abbett Series Fund, Inc.:						
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	52,626	85,669	(33,043)	62,246	114,324	(52,078)
Oppenheimer Variable Account Funds:						
Oppenheimer Global Securities/VA	-	132	(132)	-	213	(213)
Oppenheimer Main Street Fund®/VA	25	3,800	(3,775)	13,455	13,761	(306)
Oppenheimer Main Street Small Cap Fund®/VA	13,285	7,094	6,191	6,905	6,669	236
Oppenheimer MidCap Fund/VA	43,038	22,863	20,175	5,708	15,287	(9,579)
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Administrative Class	475,341	336,948	138,393	415,801	266,627	149,174
Pioneer Variable Contracts Trust:						
Pioneer Emerging Markets VCT Portfolio - Class I	404,192	291,554	112,638	235,013	264,415	(29,402)
Pioneer High Yield VCT Portfolio - Class I	30,462	25,542	4,920	19,880	99,561	(79,681)
Premier VIT:						
Premier VIT OpCap Mid Cap Portfolio - Class I	93,456	2,976	90,480	-	-	-
Wanger Advisors Trust:						
Wanger International	189,878	93,957	95,921	64,931	104,899	(39,968)
Wanger Select	166,783	167,389	(606)	70,554	124,853	(54,299)
Wanger USA	30,356	21,192	9,164	15,180	18,603	(3,423)

9. Unit Summary

A summary of units outstanding at December 31, 2009 follows:

Division/Contract	Units	Unit Value	Extended Value
AIM V.I. Capital Appreciation Fund - Series I Shares			
Currently payable annuity contracts:	5,586.425	$8.66 to $9.73	$ 51,182
Contracts in accumulation period:			
Non-Qualified V	11,632.060	7.82	90,963
Non-Qualified V (0.75)	60,804.205	8.25	501,635
Non-Qualified IX	350.686	7.61	2,669
Non-Qualified XII	10.029	8.20	82
Non-Qualified XXIII	100.532	8.27	831
Non-Qualified XXIV	20.771	8.33	173
	78,504.708		$ 647,535
AIM V.I. Core Equity Fund - Series I Shares			
Currently payable annuity contracts:	17,666.877	$11.78 to $12.38	$ 218,377
Contracts in accumulation period:			
Non-Qualified V	68,360.280	9.29	635,067
Non-Qualified V (0.75)	60,544.476	9.80	593,336
Non-Qualified IX	2,260.714	9.05	20,459
Non-Qualified XII	15.213	9.75	148
Non-Qualified XX	4,355.983	14.54	63,336
Non-Qualified XXIII	1,851.280	9.57	17,717
Non-Qualified XXIV	418.731	9.64	4,037
	155,473.554		$ 1,552,477
Calvert Social Balanced Portfolio			
Contracts in accumulation period:			
Non-Qualified V	3,479.675	$ 20.75	$ 72,203
Non-Qualified V (0.75)	25,301.445	22.24	562,704
Non-Qualified VII	33,076.447	11.42	377,733
Non-Qualified VIII	7,892.223	11.64	91,865
Non-Qualified IX	6,744.054	20.10	135,555
Non-Qualified XXIII	151.154	9.31	1,407
	76,644.998		$ 1,241,467
Federated Capital Income Fund II			
Currently payable annuity contracts:	395.298	$ 17.19	$ 6,795
Contracts in accumulation period:			
Non-Qualified VII	90,913.375	16.82	1,529,163
Non-Qualified VIII	58.451	14.18	829
	91,367.124		$ 1,536,787
Federated Clover Value Fund II - Primary Shares			
Currently payable annuity contracts:	1,215.321	$ 20.27	$ 24,635
Contracts in accumulation period:			
Non-Qualified VII	383,806.585	19.84	7,614,723
Non-Qualified VIII	103.367	14.46	1,495
	385,125.273		$ 7,640,853

Division/Contract	Units	Unit Value	Extended Value
Federated Equity Income Fund II			
Currently payable annuity contracts:	5,962.211	$ 11.50	$ 68,565
Contracts in accumulation period:			
Non-Qualified VII	161,165.541	13.32	2,146,725
	167,127.752		$ 2,215,290
Federated Fund for U.S. Government Securities II			
Contracts in accumulation period:			
Non-Qualified VII	88,401.267	$ 18.27	$ 1,615,091
Federated High Income Bond Fund II - Primary Shares			
Currently payable annuity contracts:	1,713.841	$ 22.43	$ 38,441
Contracts in accumulation period:			
Non-Qualified VII	194,788.150	21.95	4,275,600
	196,501.991		$ 4,314,041
Federated International Equity Fund II			
Currently payable annuity contracts:	894.932	$ 16.46	$ 14,731
Contracts in accumulation period:			
Non-Qualified VII	98,065.384	16.10	1,578,853
Non-Qualified VIII	113.882	15.05	1,714
	99,074.198		$ 1,595,298
Federated Mid Cap Growth Strategies Fund II			
Contracts in accumulation period:			
Non-Qualified VII	114,234.907	$ 21.22	$ 2,424,065
Federated Prime Money Fund II			
Contracts in accumulation period:			
Non-Qualified VII	111,038.023	$ 13.53	$ 1,502,344
Fidelity® VIP Equity-Income Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified V	186,032.449	$ 19.35	$ 3,599,728
Non-Qualified V (0.75)	444,584.828	20.74	9,220,689
Non-Qualified VII	1,083,755.864	22.81	24,720,471
Non-Qualified VIII	249,676.845	16.60	4,144,636
Non-Qualified IX	15,585.394	18.74	292,070
Non-Qualified X	10,878.886	19.35	210,506
Non-Qualified XII	6,962.806	11.80	82,161
Non-Qualified XIII	736,760.716	11.39	8,391,705
Non-Qualified XIV	978,625.788	11.00	10,764,884
Non-Qualified XV	296,022.762	10.81	3,200,006
Non-Qualified XVI	37,060.121	10.34	383,202
Non-Qualified XVIII	8,288.697	9.91	82,141
Non-Qualified XIX	42,832.700	10.05	430,469
Non-Qualified XX	5,389.670	12.33	66,455
Non-Qualified XXIII	22,349.618	8.89	198,688
Non-Qualified XXIV	11,028.952	8.96	98,819
	4,135,836.096		$ 65,886,630

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Growth Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified V	148,638.705	$ 15.71	$ 2,335,114
Non-Qualified V (0.75)	322,942.324	16.83	5,435,119
Non-Qualified IX	9,932.149	15.21	151,068
Non-Qualified X	1,846.742	15.71	29,012
Non-Qualified XII	10,084.291	10.13	102,154
Non-Qualified XX	2,237.260	11.58	25,907
Non-Qualified XXIII	18,622.082	8.00	148,977
Non-Qualified XXIV	48,436.029	8.06	390,394
	562,739.582		$ 8,617,745
Fidelity® VIP High Income Portfolio - Initial Class			
Currently payable annuity contracts	16,029.856	$11.28 to $13.09	$ 192,189
Fidelity® VIP Overseas Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified V	92,766.643	$ 16.64	$ 1,543,637
Non-Qualified V (0.75)	202,520.621	17.84	3,612,968
Non-Qualified IX	1,419.011	16.12	22,874
Non-Qualified X	35.515	16.64	591
Non-Qualified XII	989.186	12.38	12,246
Non-Qualified XX	6,206.531	15.16	94,091
Non-Qualified XXIII	7,074.699	8.28	58,579
Non-Qualified XXIV	12,763.731	8.35	106,577
	323,775.937		$ 5,451,563
Fidelity® VIP Contrafund® Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified V	336,876.315	$ 28.22	$ 9,506,650
Non-Qualified V (0.75)	799,498.256	30.25	24,184,822
Non-Qualified VII	1,129,599.456	30.73	34,712,591
Non-Qualified VIII	223,106.816	24.99	5,575,439
Non-Qualified IX	19,741.076	27.34	539,721
Non-Qualified X	8,960.634	28.22	252,869
Non-Qualified XII	46,297.414	16.81	778,260
Non-Qualified XIII	1,220,934.049	15.56	18,997,734
Non-Qualified XIV	1,396,280.269	15.03	20,986,092
Non-Qualified XV	455,692.460	14.77	6,730,578
Non-Qualified XVI	85,094.158	11.70	995,602
Non-Qualified XVIII	7,162.272	11.22	80,361
Non-Qualified XIX	68,556.178	11.38	780,169
Non-Qualified XX	45,164.650	16.00	722,634
Non-Qualified XXII	2,585.802	9.74	25,186
Non-Qualified XXIII	61,424.941	9.29	570,638
Non-Qualified XXIV	120,815.348	9.36	1,130,832
	6,027,790.094		$ 126,570,178

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Index 500 Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified VII	943,813.174	$ 21.07	$ 19,886,144
Non-Qualified VIII	166,986.452	17.84	2,979,038
	1,110,799.626		$ 22,865,182
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified VII	47,537.619	$ 19.22	$ 913,673
Franklin Small Cap Value Securities Fund - Class 2			
Contracts in accumulation period:			
Non-Qualified V	41,023.651	$ 14.85	$ 609,201
Non-Qualified V (0.75)	165,404.812	15.49	2,562,121
Non-Qualified IX	3,081.226	14.54	44,801
Non-Qualified XII	4,315.200	15.42	66,540
Non-Qualified XX	1,952.827	15.09	29,468
Non-Qualified XXIII	7,167.524	9.03	64,723
	222,945.240		$ 3,376,854
ING Balanced Portfolio - Class I			
Currently payable annuity contracts:	978,929.414	$9.00 to $34.05	$ 23,309,749
Contracts in accumulation period:			
Non-Qualified V	602,421.255	25.04	15,084,628
Non-Qualified V (0.75)	329,103.001	26.83	8,829,834
Non-Qualified VI	11,991.440	21.20	254,219
Non-Qualified VII	608,566.528	24.12	14,678,625
Non-Qualified VIII	143,202.471	17.35	2,484,563
Non-Qualified IX	8,319.193	24.25	201,740
Non-Qualified X	94,481.036	25.83	2,440,445
Non-Qualified XI	1,346.762	21.87	29,454
Non-Qualified XII	4,211.495	12.67	53,360
Non-Qualified XIII	462,951.139	12.19	5,643,374
Non-Qualified XIV	403,317.619	11.77	4,747,048
Non-Qualified XV	173,958.516	11.57	2,012,700
Non-Qualified XVI	18,337.978	9.69	177,695
Non-Qualified XVIII	3,271.304	9.29	30,390
Non-Qualified XIX	7,553.510	9.42	71,154
Non-Qualified XXII	4,725.214	9.46	44,701
Non-Qualified XXIII	42,035.776	9.46	397,658
Non-Qualified XXIV	2,489.022	9.53	23,720
	3,901,212.673		$ 80,515,057

Division/Contract	Units	Unit Value	Extended Value
ING Intermediate Bond Portfolio - Class I			
Currently payable annuity contracts:	352,060.044	$11.27 to $83.24	$ 8,860,597
Contracts in accumulation period:			
Non-Qualified V	448,725.230	20.66	9,270,663
Non-Qualified V (0.75)	669,888.182	22.14	14,831,324
Non-Qualified VI	2,372.647	19.00	45,080
Non-Qualified VII	807,364.399	19.91	16,074,625
Non-Qualified VIII	253,689.102	17.22	4,368,526
Non-Qualified IX	3,657.878	20.01	73,194
Non-Qualified X	80,339.486	21.05	1,691,146
Non-Qualified XI	1,847.267	19.36	35,763
Non-Qualified XII	452.302	15.79	7,142
Non-Qualified XIII	1,038,721.417	15.43	16,027,471
Non-Qualified XIV	1,115,645.863	14.90	16,623,123
Non-Qualified XV	467,820.645	14.65	6,853,572
Non-Qualified XVI	260,531.952	14.01	3,650,053
Non-Qualified XVIII	18,195.705	13.43	244,368
Non-Qualified XIX	425,599.045	13.62	5,796,659
Non-Qualified XX	4,203.402	12.60	52,963
Non-Qualified XXII	1,411.254	10.80	15,242
Non-Qualified XXIII	11,346.040	10.40	117,999
Non-Qualified XXIV	16,917.694	10.48	177,297
	5,980,789.554		$ 104,816,807
ING American Funds Growth Portfolio			
Currently payable annuity contracts:	186,722.884	$ 11.09	$ 2,070,757
Contracts in accumulation period:			
Non-Qualified XIII	379,648.530	10.96	4,160,948
Non-Qualified XIV	460,754.839	10.79	4,971,545
Non-Qualified XV	242,808.826	10.71	2,600,483
Non-Qualified XVI	18,710.976	10.68	199,833
Non-Qualified XVIII	2,436.161	10.43	25,409
Non-Qualified XIX	35,933.621	10.51	377,662
	1,327,015.837		$ 14,406,637
ING American Funds Growth-Income Portfolio			
Currently payable annuity contracts:	186,767.132	$ 9.76	$ 1,822,847
Contracts in accumulation period:			
Non-Qualified XIII	307,722.097	10.06	3,095,684
Non-Qualified XIV	484,756.031	9.91	4,803,932
Non-Qualified XV	251,712.756	9.83	2,474,336
Non-Qualified XVI	11,866.370	9.80	116,290
Non-Qualified XVIII	6,579.625	9.58	63,033
Non-Qualified XIX	12,263.510	9.65	118,343
	1,261,667.521		$ 12,494,465

Division/Contract	Units	Unit Value	Extended Value
ING American Funds International Portfolio			
Currently payable annuity contracts:	153,839.204	$ 14.28	$ 2,196,824
Contracts in accumulation period:			
Non-Qualified XIII	306,634.708	14.16	4,341,947
Non-Qualified XIV	468,625.969	13.94	6,532,646
Non-Qualified XV	203,080.341	13.83	2,808,601
Non-Qualified XVI	9,095.359	13.79	125,425
Non-Qualified XVIII	1,780.034	13.47	23,977
Non-Qualified XIX	29,849.968	13.58	405,363
	1,172,905.583		$ 16,434,783
ING Artio Foreign Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	14,681.607	$ 12.91	$ 189,540
Non-Qualified V (0.75)	316,977.459	13.28	4,209,461
Non-Qualified XIII	158,704.112	8.33	1,322,005
Non-Qualified XIV	113,425.976	8.24	934,630
Non-Qualified XV	48,431.044	8.19	396,650
Non-Qualified XVI	2,115.842	8.18	17,308
Non-Qualified XVIII	672.902	8.04	5,410
Non-Qualified XIX	3,245.728	8.09	26,258
Non-Qualified XX	840.126	13.13	11,031
Non-Qualified XXIII	5,105.548	7.88	40,232
	664,200.344		$ 7,152,525
ING BlackRock Large Cap Growth Portfolio -			
Institutional Class			
Currently payable annuity contracts:	238,926.996	$7.60 to $7.70	$ 1,816,086
Contracts in accumulation period:			
Non-Qualified V	158,773.462	8.09	1,284,477
Non-Qualified V (0.75)	207,658.322	8.20	1,702,798
Non-Qualified VII	742,245.229	7.57	5,618,796
Non-Qualified VIII	83,750.591	7.60	636,504
Non-Qualified IX	4,783.932	8.03	38,415
Non-Qualified X	8,553.509	8.10	69,283
Non-Qualified XII	4,129.806	8.19	33,823
Non-Qualified XIII	581,106.184	7.67	4,457,084
Non-Qualified XIV	782,479.496	7.60	5,946,844
Non-Qualified XV	307,528.745	7.57	2,327,993
Non-Qualified XVI	4,210.501	7.56	31,831
Non-Qualified XVIII	4,957.402	7.47	37,032
Non-Qualified XIX	14,878.607	7.50	111,590
Non-Qualified XX	888.413	8.16	7,249
Non-Qualified XXIII	7,694.651	9.28	71,406
Non-Qualified XXIV	13,645.682	9.35	127,587
	3,166,211.528		$ 24,318,798

Division/Contract	Units	Unit Value	Extended Value
ING Clarion Global Real Estate Portfolio - Institutional Class			
Contracts in accumulation period:			
Non-Qualified V	18,392.763	$ 8.85	$ 162,776
Non-Qualified V (0.75)	154,656.145	8.91	1,377,986
Non-Qualified IX	8,240.160	8.82	72,678
Non-Qualified XII	11,201.315	8.90	99,692
	192,490.383		$ 1,713,132
ING Clarion Global Real Estate Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified XIII	63,621.244	$ 9.65	$ 613,945
Non-Qualified XIV	34,959.596	9.54	333,515
Non-Qualified XV	11,938.508	9.49	113,296
Non-Qualified XVI	881.607	9.47	8,349
Non-Qualified XVIII	388.787	9.31	3,620
Non-Qualified XIX	4,858.828	9.36	45,479
	116,648.570		$ 1,118,204
ING Clarion Real Estate Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	21,816.840	$ 8.14	$ 177,589
Non-Qualified V (0.75)	153,116.502	8.29	1,269,336
Non-Qualified IX	1,906.851	8.07	15,388
Non-Qualified XII	3,316.297	8.28	27,459
Non-Qualified XX	7,077.558	8.23	58,248
Non-Qualified XXIII	581.486	8.68	5,047
	187,815.534		$ 1,553,067
ING Evergreen Health Sciences Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	5,861.590	$ 11.29	$ 66,177
Non-Qualified V (0.75)	17,823.797	11.55	205,865
Non-Qualified XII	288.738	11.53	3,329
Non-Qualified XX	680.840	11.44	7,789
	24,654.965		$ 283,160
ING Evergreen Omega Portfolio - Institutional Class			
Currently payable annuity contracts:	78,528.615	$12.12 to $12.63	$ 991,628
Contracts in accumulation period:			
Non-Qualified VII	242,317.102	11.82	2,864,188
Non-Qualified VIII	853.968	11.90	10,162
Non-Qualified XIII	133,378.496	13.45	1,793,941
Non-Qualified XIV	160,854.097	13.26	2,132,925
Non-Qualified XV	76,749.909	13.16	1,010,029
Non-Qualified XVI	5,875.366	13.13	77,144
Non-Qualified XVIII	7,048.097	12.85	90,568
Non-Qualified XIX	1,462.100	12.94	18,920
	707,067.750		$ 8,989,505

Division/Contract	Units	Unit Value	Extended Value
ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class			
Currently payable annuity contracts:	189,995.699	$ 9.36	$ 1,778,360
Contracts in accumulation period:			
Non-Qualified VII	431,214.731	9.24	3,984,424
Non-Qualified VIII	133,777.239	9.29	1,242,791
Non-Qualified XIII	395,312.836	9.39	3,711,988
Non-Qualified XIV	396,490.618	9.29	3,683,398
Non-Qualified XV	157,489.341	9.23	1,453,627
Non-Qualified XVI	13,780.124	9.22	127,053
Non-Qualified XVIII	8,714.848	9.06	78,957
Non-Qualified XIX	9,696.318	9.11	88,333
	1,736,471.754		$ 16,148,931
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	19,538.461	$ 12.20	$ 238,369
Non-Qualified V (0.75)	66,005.879	12.49	824,413
Non-Qualified IX	1,178.453	12.06	14,212
Non-Qualified XII	2,621.363	12.46	32,662
Non-Qualified XX	8,497.689	12.38	105,201
Non-Qualified XXIII	2,344.930	9.25	21,691
	100,186.775		$ 1,236,548
ING Franklin Income Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified XIII	168,180.835	$ 10.21	$ 1,717,126
Non-Qualified XIV	173,291.861	10.10	1,750,248
Non-Qualified XV	92,866.352	10.04	932,378
Non-Qualified XVI	861.601	10.02	8,633
Non-Qualified XVIII	1,274.858	9.85	12,557
Non-Qualified XIX	17,535.071	9.91	173,773
	454,010.578		$ 4,594,715
ING Franklin Mutual Shares Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified XIII	100,587.467	$ 9.21	$ 926,411
Non-Qualified XIV	110,531.036	9.14	1,010,254
Non-Qualified XV	32,737.684	9.10	297,913
Non-Qualified XVI	897.740	9.09	8,160
Non-Qualified XVIII	1,420.551	8.97	12,742
Non-Qualified XIX	10,430.981	9.01	93,983
	256,605.459		$ 2,349,463

Division/Contract	Units	Unit Value		Extended Value	
ING Global Resources Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	119,040.324	$	10.65	$	1,267,779
Non-Qualified V (0.75)	423,671.754		10.82		4,584,128
Non-Qualified VII	41,961.894		11.18		469,134
Non-Qualified IX	9,296.175		10.57		98,261
Non-Qualified X	2,441.915		10.65		26,006
Non-Qualified XII	12,298.974		10.80		132,829
Non-Qualified XIII	90,284.659		10.46		944,378
Non-Qualified XIV	70,791.643		10.35		732,694
Non-Qualified XV	26,729.497		10.29		275,047
Non-Qualified XVI	3,476.228		10.27		35,701
Non-Qualified XVIII	290.981		10.10		2,939
Non-Qualified XIX	4,071.905		10.15		41,330
Non-Qualified XX	1,960.368		10.75		21,074
Non-Qualified XXIII	12,222.783		8.46		103,405
	818,539.100			$	8,734,705
ING Janus Contrarian Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	43.489	$	7.18	$	312
Non-Qualified V (0.75)	179,920.171		7.24		1,302,622
Non-Qualified IX	620.154		7.15		4,434
Non-Qualified XII	5,440.390		7.24		39,388
Non-Qualified XX	66.494		7.22		480
	186,090.698			$	1,347,236
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class					
Contracts in accumulation period:					
Non-Qualified VII	185,985.586	$	16.47	$	3,063,183
Non-Qualified VIII	26,228.861		16.58		434,875
Non-Qualified XIII	78,938.243		12.94		1,021,461
Non-Qualified XIV	89,400.676		12.80		1,144,329
Non-Qualified XV	33,655.177		12.73		428,430
Non-Qualified XVI	4,103.643		12.70		52,116
Non-Qualified XVIII	1,198.185		12.49		14,965
Non-Qualified XIX	2,519.969		12.56		31,651
	422,030.340			$	6,191,010
ING JPMorgan Emerging Markets Equity Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	35,236.051	$	20.05	$	706,483
Non-Qualified V (0.75)	338,692.663		20.52		6,949,973
Non-Qualified IX	18,351.226		19.81		363,538
Non-Qualified XII	1,243.809		20.47		25,461
Non-Qualified XX	6,304.098		20.33		128,162
Non-Qualified XXIII	3,385.700		10.01		33,891
	403,213.547			$	8,207,508

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class			
Contracts in accumulation period:			
Non-Qualified XIII	70,121.472	$ 11.36	$ 796,580
Non-Qualified XIV	80,748.003	11.20	904,378
Non-Qualified XV	21,962.536	11.12	244,223
Non-Qualified XVI	1,861.730	11.10	20,665
Non-Qualified XVIII	107.850	10.86	1,171
Non-Qualified XIX	3,008.876	10.94	32,917
	177,810.467		$ 1,999,934
ING JPMorgan Small Cap Core Equity Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	2,267.372	$ 10.99	$ 24,918
Non-Qualified V (0.75)	10,393.193	11.25	116,923
Non-Qualified XXIII	172.740	9.31	1,608
	12,833.305		$ 143,449
ING Lord Abbett Affiliated Portfolio - Institutional Class			
Contracts in accumulation period:			
Non-Qualified V	67,092.238	$ 8.21	$ 550,827
Non-Qualified V (0.75)	294,077.378	8.36	2,458,487
Non-Qualified IX	4,629.776	8.14	37,686
Non-Qualified XII	6,510.010	8.35	54,359
Non-Qualified XX	2,692.930	8.30	22,351
Non-Qualified XXIII	6,520.326	9.04	58,944
	381,522.658		$ 3,182,654
ING Lord Abbett Affiliated Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified XIII	17,654.939	$ 8.25	$ 145,653
Non-Qualified XIV	30,398.993	8.16	248,056
Non-Qualified XV	12,455.440	8.12	101,138
Non-Qualified XVI	647.490	8.10	5,245
	61,156.862		$ 500,092
ING Marsico Growth Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	13,277.103	$ 9.99	$ 132,638
Non-Qualified V (0.75)	98,865.818	10.23	1,011,397
Non-Qualified IX	2,398.007	9.87	23,668
Non-Qualified XII	1,330.779	10.20	13,574
Non-Qualified XIII	9,310.485	8.64	80,443
Non-Qualified XIV	23,541.667	8.54	201,046
Non-Qualified XV	9,535.145	8.49	80,953
Non-Qualified XVI	2,531.337	8.48	21,466
Non-Qualified XIX	2,268.300	8.38	19,008
Non-Qualified XXIII	1,205.413	9.08	10,945
	164,264.054		$ 1,595,138

Division/Contract	Units	Unit Value		Extended Value	
ING Marsico International Opportunities Portfolio -					
Service Class					
Contracts in accumulation period:					
Non-Qualified V	22,921.315	$	12.28	$	281,474
Non-Qualified V (0.75)	98,497.138		12.57		1,238,109
Non-Qualified VII	153,348.848		8.58		1,315,733
Non-Qualified VIII	7,501.688		8.63		64,740
Non-Qualified IX	2,847.746		12.14		34,572
Non-Qualified XII	3,513.799		12.54		44,063
Non-Qualified XIII	65,179.522		12.45		811,485
Non-Qualified XIV	91,953.650		12.28		1,129,191
Non-Qualified XV	26,140.644		12.19		318,654
Non-Qualified XVI	9,593.681		12.16		116,659
Non-Qualified XIX	4,414.567		11.99		52,931
Non-Qualified XX	297.314		12.46		3,705
Non-Qualified XXIII	2,127.231		8.23		17,507
	488,337.143			$	5,428,823
ING MFS Total Return Portfolio - Institutional Class					
Contracts in accumulation period:					
Non-Qualified VII	1,055,337.324	$	10.60	$	11,186,576
Non-Qualified VIII	251,456.837		10.68		2,685,559
Non-Qualified XIII	1,106,608.392		10.83		11,984,569
Non-Qualified XIV	1,386,918.314		10.68		14,812,288
Non-Qualified XV	470,787.308		10.60		4,990,345
Non-Qualified XVI	63,883.921		10.57		675,253
Non-Qualified XVIII	12,436.540		10.35		128,718
Non-Qualified XIX	19,765.623		10.42		205,958
	4,367,194.259			$	46,669,266
ING MFS Total Return Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	8,680.628	$	12.76	$	110,765
Non-Qualified V (0.75)	80,830.995		13.20		1,066,969
Non-Qualified IX	681.186		13.08		8,910
Non-Qualified XII	5,614.278		13.15		73,828
Non-Qualified XX	1,163.944		13.02		15,155
Non-Qualified XXIII	1,247.838		9.87		12,316
	98,218.869			$	1,287,943
ING MFS Utilities Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	34,396.964	$	14.96	$	514,579
Non-Qualified V (0.75)	98,842.255		15.31		1,513,275
Non-Qualified IX	1,802.679		14.78		26,644
Non-Qualified XII	1,112.800		15.28		17,004
Non-Qualified XX	9,650.574		15.17		146,399
Non-Qualified XXIII	2,238.168		9.18		20,546
	148,043.440			$	2,238,447

Division/Contract	Units	Unit Value	Extended Value
ING PIMCO High Yield Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	16,450.637	$ 12.93	$ 212,707
Non-Qualified V (0.75)	156,647.327	13.24	2,074,011
Non-Qualified VII	154,484.738	12.88	1,989,763
Non-Qualified VIII	10,442.109	12.97	135,434
Non-Qualified IX	6,480.241	12.78	82,817
Non-Qualified XII	246.009	13.21	3,250
Non-Qualified XX	1,456.824	13.11	19,099
Non-Qualified XXII	931.714	12.22	11,386
Non-Qualified XXIII	169.356	11.87	2,010
	347,308.955		$ 4,530,477
ING Pioneer Equity Income Portfolio - Institutional Class			
Contracts in accumulation period:			
Non-Qualified V	80,172.599	$ 7.00	$ 561,208
Non-Qualified V (0.75)	226,769.718	7.13	1,616,868
Non-Qualified IX	3,810.384	6.93	26,406
Non-Qualified XII	12,094.669	7.11	85,993
Non-Qualified XX	7,817.632	7.07	55,271
Non-Qualified XXIII	5,259.541	8.62	45,337
Non-Qualified XXIV	81,775.040	8.69	710,625
	417,699.583		$ 3,101,708
ING Pioneer Fund Portfolio - Institutional Class			
Currently payable annuity contracts:	299,259.351	$9.46 to $10.51	$ 3,143,511
Contracts in accumulation period:			
Non-Qualified V	7,777.333	8.92	69,374
Non-Qualified V (0.75)	19,958.254	9.09	181,421
Non-Qualified XIII	219,668.495	10.66	2,341,666
Non-Qualified XIV	352,635.063	10.51	3,706,195
Non-Qualified XV	174,370.390	10.43	1,818,683
Non-Qualified XVI	1,243.061	10.41	12,940
Non-Qualified XVIII	3,593.252	10.19	36,615
Non-Qualified XIX	6,899.739	10.26	70,791
	1,085,404.938		$ 11,381,196
ING Pioneer Mid Cap Value Portfolio - Institutional Class			
Contracts in accumulation period:			
Non-Qualified V	41,918.689	$ 9.08	$ 380,622
Non-Qualified V (0.75)	192,829.541	9.25	1,783,673
Non-Qualified IX	9,341.618	9.00	84,075
Non-Qualified XII	21,487.236	9.23	198,327
Non-Qualified XX	7,167.740	9.18	65,800
Non-Qualified XXIII	11,541.720	9.29	107,223
	284,286.544		$ 2,619,720

Division/Contract	Units	Unit Value		Extended Value	
ING Pioneer Mid Cap Value Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified XIII	31,755.503	$	9.08	$	288,340
Non-Qualified XIV	39,316.329		8.98		353,061
Non-Qualified XV	7,627.385		8.93		68,113
Non-Qualified XVI	1,901.507		8.91		16,942
Non-Qualified XIX	1,240.751		8.81		10,931
	81,841.475			$	737,387
ING Retirement Growth Portfolio - Adviser Class					
Contracts in accumulation period:					
Non-Qualified XIII	201,604.866	$	9.38	$	1,891,054
Non-Qualified XIV	212,628.984		9.38		1,994,460
Non-Qualified XV	161,335.124		9.37		1,511,710
Non-Qualified XVI	495.411		9.37		4,642
Non-Qualified XVIII	1,635.544		9.36		15,309
Non-Qualified XIX	22,203.170		9.37		208,044
	599,903.099			$	5,625,219
ING Retirement Moderate Growth Portfolio - Adviser Class					
Contracts in accumulation period:					
Non-Qualified XIII	288,917.750	$	9.64	$	2,785,167
Non-Qualified XIV	349,777.262		9.63		3,368,355
Non-Qualified XV	136,409.479		9.63		1,313,623
Non-Qualified XVI	17,283.872		9.63		166,444
Non-Qualified XIX	3,110.557		9.62		29,924
	795,498.920			$	7,663,513
ING Retirement Moderate Portfolio - Adviser Class					
Contracts in accumulation period:					
Non-Qualified XIII	234,550.713	$	9.87	$	2,315,016
Non-Qualified XIV	396,344.079		9.86		3,907,953
Non-Qualified XV	183,782.825		9.86		1,812,099
Non-Qualified XVI	68,533.675		9.86		675,742
Non-Qualified XVIII	3,822.411		9.85		37,651
Non-Qualified XIX	28,339.093		9.85		279,140
	915,372.796			$	9,027,601
ING T. Rowe Price Capital Appreciation Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	189,202.621	$	12.02	$	2,274,216
Non-Qualified V (0.75)	622,325.714		12.31		7,660,830
Non-Qualified IX	23,433.686		11.88		278,392
Non-Qualified XII	13,598.305		12.28		166,987
Non-Qualified XX	51,655.934		12.19		629,686
Non-Qualified XXIII	1,026.027		10.05		10,312
	901,242.287			$	11,020,423

Division/Contract	Units	Unit Value		Extended Value	
ING T. Rowe Price Equity Income Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	48,566.201	$	13.30	$	645,930
Non-Qualified V (0.75)	260,912.845		13.75		3,587,552
Non-Qualified IX	1,717.877		13.92		23,913
Non-Qualified XIII	49,927.857		8.92		445,356
Non-Qualified XIV	100,785.035		8.82		888,924
Non-Qualified XV	28,252.782		8.77		247,777
Non-Qualified XVI	874.941		8.75		7,656
Non-Qualified XVIII	509.544		8.60		4,382
Non-Qualified XIX	3,891.786		8.65		33,664
Non-Qualified XX	10,488.961		13.57		142,335
Non-Qualified XXII	2,815.721		9.04		25,454
Non-Qualified XXIII	418.356		9.33		3,903
	509,161.906			$	6,056,846
ING Templeton Global Growth Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified XIII	8,986.062	$	8.85	$	79,527
Non-Qualified XIV	19,973.727		8.75		174,770
Non-Qualified XV	8,492.905		8.71		73,973
Non-Qualified XVI	5,574.585		8.69		48,443
Non-Qualified XVIII	3,229.766		8.54		27,582
Non-Qualified XIX	9,817.636		8.59		84,333
	56,074.681			$	488,628
ING Van Kampen Growth and Income Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	21,276.105	$	10.50	$	223,399
Non-Qualified V (0.75)	55,298.935		10.75		594,464
Non-Qualified IX	3,099.825		10.38		32,176
Non-Qualified XXIII	1,579.670		9.58		15,133
	81,254.535			$	865,172
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	37.647	$	8.53	$	321
Non-Qualified V (0.75)	939.158		8.69		8,161
Non-Qualified XIII	9,086.314		8.57		77,870
Non-Qualified XIV	16,897.772		8.48		143,293
Non-Qualified XV	9,532.157		8.43		80,356
Non-Qualified XVI	552.611		8.41		4,647
Non-Qualified XIX	114.817		8.32		955
	37,160.476			$	315,603

Division/Contract	Units	Unit Value	Extended Value
ING Money Market Portfolio - Class I			
Currently payable annuity contracts:	423,888.031	$11.07 to $12.85	$ 5,426,323
Contracts in accumulation period:			
Non-Qualified V	290,405.638	15.26	4,431,590
Non-Qualified V (0.75)	891,666.205	16.35	14,578,742
Non-Qualified VI	3,622.496	14.99	54,301
Non-Qualified VII	2,004,541.209	14.86	29,787,482
Non-Qualified VIII	376,030.661	13.67	5,140,339
Non-Qualified IX	5,720.624	14.78	84,551
Non-Qualified X	71,097.977	15.26	1,084,955
Non-Qualified XII	9,998.892	13.20	131,985
Non-Qualified XIII	2,035,983.321	12.94	26,345,624
Non-Qualified XIV	2,595,400.659	12.49	32,416,554
Non-Qualified XV	1,122,090.553	12.28	13,779,272
Non-Qualified XVI	311,641.318	11.21	3,493,499
Non-Qualified XVIII	2,778.887	10.74	29,845
Non-Qualified XIX	287,994.483	10.89	3,136,260
Non-Qualified XX	11,063.374	11.19	123,799
Non-Qualified XXII	188.490	10.72	2,021
Non-Qualified XXIII	12,722.211	10.02	127,477
Non-Qualified XXIV	18,118.044	10.10	182,992
	10,474,953.073		$ 140,357,611
ING American Century Small-Mid Cap Value Portfolio - **Service Class**			
Contracts in accumulation period:			
Non-Qualified V	13,092.133	$ 14.67	$ 192,062
Non-Qualified V (0.75)	58,029.943	15.24	884,376
Non-Qualified XII	282.130	15.18	4,283
Non-Qualified XX	3,362.998	17.22	57,911
Non-Qualified XXIV	15,932.498	10.69	170,318
	90,699.702		$ 1,308,950
ING Baron Asset Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	2,965.428	$ 8.38	$ 24,850
Non-Qualified V (0.75)	36,338.266	8.53	309,965
Non-Qualified XX	221.626	8.47	1,877
Non-Qualified XXIII	160.783	9.11	1,465
	39,686.103		$ 338,157

Division/Contract	Units	Unit Value	Extended Value
ING Baron Small Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	30,733.967	$ 14.17	$ 435,500
Non-Qualified V (0.75)	134,657.045	14.73	1,983,498
Non-Qualified IX	37.005	13.90	514
Non-Qualified XII	7,462.606	14.67	109,476
Non-Qualified XIII	33,265.734	8.28	275,440
Non-Qualified XIV	36,955.437	8.19	302,665
Non-Qualified XV	13,115.471	8.15	106,891
Non-Qualified XVI	1,114.443	8.13	9,060
Non-Qualified XVIII	739.284	8.00	5,914
Non-Qualified XIX	1,787.966	8.04	14,375
Non-Qualified XX	3,608.699	16.13	58,208
Non-Qualified XXIII	3,589.375	9.33	33,489
	267,067.032		$ 3,335,030
ING Columbia Small Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	1,455.130	$ 8.21	$ 11,947
Non-Qualified V (0.75)	6,544.161	8.36	54,709
Non-Qualified XIII	31,590.263	8.30	262,199
Non-Qualified XIV	22,632.023	8.20	185,583
Non-Qualified XV	16,283.229	8.16	132,871
Non-Qualified XVI	329.785	8.14	2,684
Non-Qualified XIX	1,656.795	8.05	13,337
	80,491.386		$ 663,330
ING Davis New York Venture Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	16,709.356	$ 10.55	$ 176,284
Non-Qualified V (0.75)	74,854.896	10.97	821,158
Non-Qualified IX	112.702	10.10	1,138
Non-Qualified XIII	54,870.196	8.89	487,796
Non-Qualified XIV	61,405.807	8.79	539,757
Non-Qualified XV	32,119.524	8.74	280,725
Non-Qualified XVI	3,468.528	8.73	30,280
Non-Qualified XIX	12,182.745	8.63	105,137
Non-Qualified XX	102.216	12.92	1,321
Non-Qualified XXII	2,708.228	8.99	24,347
Non-Qualified XXIII	1,350.376	9.31	12,572
	259,884.574		$ 2,480,515
ING JPMorgan Mid Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	28,882.717	$ 14.34	$ 414,178
Non-Qualified V (0.75)	46,482.605	14.90	692,591
Non-Qualified IX	3,404.144	14.07	47,896
Non-Qualified XX	7,047.811	16.52	116,430
Non-Qualified XXIII	4,214.982	9.40	39,621
Non-Qualified XXIV	47,892.318	9.47	453,540
	137,924.577		$ 1,764,256

Division/Contract	Units	Unit Value	Extended Value
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class			
Currently payable annuity contracts:	93,966.624	$8.83 to $9.57	$ 832,774
Contracts in accumulation period:			
Non-Qualified V	151,591.453	13.02	1,973,721
Non-Qualified V (0.75)	126,049.359	13.96	1,759,649
Non-Qualified VII	716,445.589	12.34	8,840,939
Non-Qualified VIII	113,592.262	8.52	967,806
Non-Qualified IX	4,477.315	12.61	56,459
Non-Qualified X	5,469.020	13.02	71,207
Non-Qualified XII	1,774.967	7.60	13,490
Non-Qualified XIII	208,999.253	7.16	1,496,435
Non-Qualified XIV	272,758.492	6.91	1,884,761
Non-Qualified XV	83,406.281	6.79	566,329
Non-Qualified XVI	6,003.032	4.76	28,574
Non-Qualified XVIII	4,654.112	4.57	21,269
Non-Qualified XIX	1,450.121	4.63	6,714
Non-Qualified XX	201.051	12.65	2,543
Non-Qualified XXIII	16,550.837	9.04	149,620
Non-Qualified XXIV	339.022	9.11	3,088
	1,807,728.790		$ 18,675,378
ING Oppenheimer Global Portfolio - Initial Class			
Currently payable annuity contracts:	265,806.563	$11.59 to $11.67	$ 3,080,728
Contracts in accumulation period:			
Non-Qualified V	523,838.003	11.61	6,081,759
Non-Qualified V (0.75)	1,328,169.671	11.90	15,805,219
Non-Qualified VII	2,762,723.241	11.88	32,821,152
Non-Qualified VIII	416,753.104	11.97	4,988,535
Non-Qualified IX	31,255.058	11.47	358,496
Non-Qualified X	17,609.885	11.61	204,451
Non-Qualified XII	11,042.940	11.87	131,080
Non-Qualified XIII	957,210.010	12.14	11,620,530
Non-Qualified XIV	930,293.612	11.97	11,135,615
Non-Qualified XV	287,307.348	11.88	3,413,211
Non-Qualified XVI	20,321.059	11.86	241,008
Non-Qualified XVIII	5,689.552	11.60	65,999
Non-Qualified XIX	15,168.374	11.69	177,318
Non-Qualified XX	29,597.662	11.78	348,660
Non-Qualified XXIII	67,822.697	9.70	657,880
Non-Qualified XXIV	54,500.277	9.77	532,468
	7,725,109.056		$ 91,664,109

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Strategic Income Portfolio - Initial Class			
Currently payable annuity contracts:	250,151.250	$11.13 to $11.92	$ 2,919,011
Contracts in accumulation period:			
Non-Qualified V	191,664.073	11.53	2,209,887
Non-Qualified V (0.75)	391,756.202	11.82	4,630,558
Non-Qualified VII	909,241.113	11.56	10,510,827
Non-Qualified VIII	194,503.044	11.65	2,265,960
Non-Qualified IX	979.311	11.39	11,154
Non-Qualified X	2,837.854	11.53	32,720
Non-Qualified XII	4,522.561	11.79	53,321
Non-Qualified XIII	669,256.920	11.81	7,903,924
Non-Qualified XIV	730,572.312	11.65	8,511,167
Non-Qualified XV	289,140.779	11.56	3,342,467
Non-Qualified XVI	48,283.250	11.54	557,189
Non-Qualified XVIII	4,005.333	11.29	45,220
Non-Qualified XIX	41,876.422	11.37	476,135
Non-Qualified XX	8,891.391	11.70	104,029
Non-Qualified XXIII	7,877.393	10.05	79,168
Non-Qualified XXIV	7,649.160	10.13	77,486
	3,753,208.368		$ 43,730,223
ING Oppenheimer Strategic Income Portfolio - Service Class			
Currently payable annuity contracts:	9,379.718	$ 11.47	$ 107,585
Contracts in accumulation period:			
	9,379.718		$ 107,585
ING PIMCO Total Return Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	149,707.408	$ 13.92	$ 2,083,927
Non-Qualified V (0.75)	775,910.577	14.46	11,219,667
Non-Qualified IX	27,362.168	13.65	373,494
Non-Qualified XII	551.212	14.41	7,943
Non-Qualified XX	36,314.514	13.92	505,498
Non-Qualified XXII	1,559.429	12.27	19,134
Non-Qualified XXIII	11,510.649	11.14	128,229
	1,002,915.957		$ 14,337,892

Division/Contract	Units	Unit Value		Extended Value	
ING Pioneer High Yield Portfolio - Initial Class					
Currently payable annuity contracts:	170,093.278	$	12.04	$	2,047,923
Contracts in accumulation period:					
Non-Qualified V	11,872.989		12.75		151,381
Non-Qualified V (0.75)	77,022.236		12.99		1,000,519
Non-Qualified VII	454,661.468		11.92		5,419,565
Non-Qualified VIII	89,982.377		11.95		1,075,289
Non-Qualified IX	2,210.218		12.64		27,937
Non-Qualified XII	797.948		12.97		10,349
Non-Qualified XIII	257,635.952		12.00		3,091,631
Non-Qualified XIV	388,307.777		11.95		4,640,278
Non-Qualified XV	117,949.200		11.92		1,405,954
Non-Qualified XVI	24,272.937		11.91		289,091
Non-Qualified XVIII	3,925.435		11.84		46,477
Non-Qualified XIX	12,784.262		11.86		151,621
Non-Qualified XX	2,070.231		12.89		26,685
	1,613,586.308			$	19,384,700
ING Solution 2015 Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	28,040.980	$	10.53	$	295,272
Non-Qualified V (0.75)	236,773.189		10.78		2,552,415
Non-Qualified IX	18,187.832		10.41		189,335
Non-Qualified XXIII	27,891.586		9.62		268,317
	310,893.587			$	3,305,339
ING Solution 2025 Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	4,925.039	$	10.17	$	50,088
Non-Qualified V (0.75)	95,650.304		10.41		995,720
Non-Qualified IX	802.234		10.05		8,062
Non-Qualified XX	1,306.929		10.31		13,474
Non-Qualified XXIII	83,979.786		9.28		779,332
Non-Qualified XXIV	17,409.520		9.35		162,779
	204,073.812			$	2,009,455
ING Solution 2035 Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	5,111.672	$	10.23	$	52,292
Non-Qualified V (0.75)	109,325.749		10.47		1,144,641
Non-Qualified XXIII	120,312.887		9.18		1,104,472
Non-Qualified XXIV	4,108.115		9.25		38,000
	238,858.423			$	2,339,405

Division/Contract	Units	Unit Value		Extended Value	
ING Solution 2045 Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	9,705.008	$	10.19	$	98,894
Non-Qualified V (0.75)	64,571.681		10.44		674,128
Non-Qualified IX	146.110		10.08		1,473
Non-Qualified XX	405.208		10.34		4,190
Non-Qualified XXIII	39,094.539		8.96		350,287
Non-Qualified XXIV	7,815.145		9.03		70,571
	121,737.691			$	1,199,543
ING Solution Income Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	2,065.352	$	10.81	$	22,326
Non-Qualified V (0.75)	111,465.154		11.07		1,233,919
Non-Qualified XXIII	17,769.725		10.09		179,297
	131,300.231			$	1,435,542
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class					
Contracts in accumulation period:					
Non-Qualified V	423,966.622	$	10.87	$	4,608,517
Non-Qualified V (0.75)	538,382.106		11.14		5,997,577
Non-Qualified VII	867,640.283		11.38		9,873,746
Non-Qualified VIII	141,226.657		11.46		1,618,457
Non-Qualified IX	25,487.522		10.73		273,481
Non-Qualified X	15,072.850		10.87		163,842
Non-Qualified XII	10,529.202		11.11		116,979
Non-Qualified XIII	731,147.041		11.62		8,495,929
Non-Qualified XIV	636,043.860		11.46		7,289,063
Non-Qualified XV	259,729.245		11.38		2,955,719
Non-Qualified XVI	8,212.909		11.35		93,217
Non-Qualified XVIII	3,012.964		11.11		33,474
Non-Qualified XIX	7,899.744		11.19		88,398
Non-Qualified XX	1,878.860		11.03		20,724
Non-Qualified XXII	2,262.261		10.29		23,279
Non-Qualified XXIII	42,803.578		9.16		392,081
Non-Qualified XXIV	8,753.618		9.24		80,883
	3,724,049.322			$	42,125,366

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Growth Equity Portfolio - Initial Class			
Currently payable annuity contracts:	292,679.471	$10.85 to $13.96	$ 4,069,097
Contracts in accumulation period:			
Non-Qualified V	105,889.568	20.95	2,218,386
Non-Qualified V (0.75)	197,314.280	22.46	4,431,679
Non-Qualified VII	708,641.193	26.18	18,552,226
Non-Qualified VIII	80,437.002	19.25	1,548,412
Non-Qualified IX	5,053.431	20.30	102,585
Non-Qualified X	12,199.524	20.95	255,580
Non-Qualified XII	3,140.568	13.25	41,613
Non-Qualified XX	8,922.835	14.39	128,400
Non-Qualified XXIII	25,535.798	9.42	240,547
Non-Qualified XXIV	21,060.414	9.50	200,074
	1,460,874.084		$ 31,788,599
ING Templeton Foreign Equity Portfolio - Initial Class			
Currently payable annuity contracts:	179,449.557	$8.14 to $8.21	$ 1,461,162
Contracts in accumulation period:			
Non-Qualified V	415,687.365	8.20	3,408,636
Non-Qualified V (0.75)	408,573.611	8.27	3,378,904
Non-Qualified VII	247,399.176	8.13	2,011,355
Non-Qualified VIII	50,188.104	8.16	409,535
Non-Qualified IX	14,550.588	8.17	118,878
Non-Qualified X	5,164.163	8.20	42,346
Non-Qualified XII	1,504.614	8.27	12,443
Non-Qualified XIII	472,634.052	8.20	3,875,599
Non-Qualified XIV	549,593.376	8.16	4,484,682
Non-Qualified XV	147,113.431	8.13	1,196,032
Non-Qualified XVI	32,282.755	8.13	262,459
Non-Qualified XVIII	9,432.970	8.07	76,124
Non-Qualified XIX	17,756.513	8.09	143,650
Non-Qualified XX	2,427.141	8.24	20,000
Non-Qualified XXIII	10,810.505	9.10	98,376
Non-Qualified XXIV	7,590.760	9.17	69,607
	2,572,158.681		$ 21,069,788

Division/Contract	Units	Unit Value	Extended Value
ING Thornburg Value Portfolio - Initial Class			
Currently payable annuity contracts:	151,036.779	$11.36 to $16.78	$ 2,521,508
Contracts in accumulation period:			
Non-Qualified V	88,751.334	27.54	2,444,212
Non-Qualified V (0.75)	83,805.571	29.51	2,473,102
Non-Qualified VII	206,135.272	12.85	2,648,838
Non-Qualified VIII	46,661.615	13.09	610,801
Non-Qualified IX	3,436.842	26.67	91,661
Non-Qualified X	3,543.577	27.54	97,590
Non-Qualified XIII	260,562.120	10.85	2,827,099
Non-Qualified XIV	257,396.974	10.48	2,697,520
Non-Qualified XV	69,205.357	10.30	712,815
Non-Qualified XVI	12,847.022	6.51	83,634
Non-Qualified XVIII	105.814	6.24	660
Non-Qualified XIX	9,259.090	6.32	58,517
Non-Qualified XX	375.637	14.03	5,270
Non-Qualified XXIII	7,415.542	10.32	76,528
	1,200,538.546		$ 17,349,755
ING UBS U.S. Large Cap Equity Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified V	144,255.747	$ 13.70	$ 1,976,304
Non-Qualified V (0.75)	132,491.891	14.68	1,944,981
Non-Qualified VI	16,554.115	11.65	192,855
Non-Qualified VII	514,451.027	13.33	6,857,632
Non-Qualified VIII	77,411.136	9.31	720,698
Non-Qualified IX	9,511.677	13.27	126,220
Non-Qualified X	56,770.767	13.70	777,760
Non-Qualified XI	783.824	11.65	9,132
Non-Qualified XIII	160,161.672	9.25	1,481,495
Non-Qualified XIV	198,123.722	8.93	1,769,245
Non-Qualified XV	62,257.960	8.78	546,625
Non-Qualified XVI	10,615.614	6.56	69,638
Non-Qualified XVIII	6,204.982	6.28	38,967
Non-Qualified XIX	2,532.104	6.37	16,130
Non-Qualified XX	244.046	12.73	3,107
Non-Qualified XXIII	9,439.114	9.06	85,518
	1,401,809.398		$ 16,616,307
ING Van Kampen Comstock Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	15,755.520	$ 11.02	$ 173,626
Non-Qualified V (0.75)	65,822.899	11.45	753,672
Non-Qualified IX	1,350.242	10.81	14,596
Non-Qualified XX	4,003.668	13.06	52,288
Non-Qualified XXIII	3,270.516	9.45	30,906
	90,202.845		$ 1,025,088

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Equity and Income Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified V	301,174.122	$ 11.15	$ 3,358,091
Non-Qualified V (0.75)	517,740.361	11.43	5,917,772
Non-Qualified VII	1,364,024.980	11.28	15,386,202
Non-Qualified VIII	331,790.615	11.36	3,769,141
Non-Qualified IX	5,624.684	11.01	61,928
Non-Qualified X	3,941.246	11.15	43,945
Non-Qualified XII	428.818	11.40	4,889
Non-Qualified XIII	1,309,701.342	11.52	15,087,759
Non-Qualified XIV	1,456,310.040	11.36	16,543,682
Non-Qualified XV	486,862.691	11.28	5,491,811
Non-Qualified XVI	22,793.839	11.25	256,431
Non-Qualified XVIII	2,422.119	11.01	26,668
Non-Qualified XIX	22,225.287	11.09	246,478
Non-Qualified XX	13,233.300	11.32	149,801
Non-Qualified XXIII	4,096.051	10.22	41,862
Non-Qualified XXIV	39,656.983	10.30	408,467
	5,882,026.478		$ 66,794,927
ING Strategic Allocation Conservative Portfolio - Class I			
Currently payable annuity contracts:	173,116.226	$ 14.94	$ 2,586,356
Contracts in accumulation period:			
Non-Qualified V	27,916.057	16.91	472,061
Non-Qualified V (0.75)	26,907.386	18.12	487,562
Non-Qualified VII	237,654.673	16.53	3,928,432
Non-Qualified VIII	76,344.800	15.66	1,195,560
Non-Qualified IX	847.258	16.38	13,878
Non-Qualified XXIII	1,040.036	9.71	10,099
	543,826.436		$ 8,693,948
ING Strategic Allocation Growth Portfolio - Class I			
Currently payable annuity contracts:	125,492.020	$8.39 to $11.58	$ 1,440,623
Contracts in accumulation period:			
Non-Qualified V	40,958.001	16.86	690,552
Non-Qualified V (0.75)	116,614.911	18.07	2,107,231
Non-Qualified VII	203,432.902	16.48	3,352,574
Non-Qualified VIII	41,383.393	14.89	616,199
Non-Qualified IX	2,687.015	16.33	43,879
Non-Qualified X	3,998.861	17.62	70,460
Non-Qualified XX	4,515.817	12.43	56,132
Non-Qualified XXIII	28,572.757	9.12	260,584
Non-Qualified XXIV	6,047.937	9.19	55,581
	573,703.614		$ 8,693,815

Division/Contract	Units	Unit Value	Extended Value
ING Strategic Allocation Moderate Portfolio - Class I			
Currently payable annuity contracts:	214,421.394	$9.08 to $11.95	$ 2,554,886
Contracts in accumulation period:			
Non-Qualified V	37,700.553	16.78	632,615
Non-Qualified V (0.75)	58,434.270	17.98	1,050,648
Non-Qualified VII	290,134.474	16.40	4,758,205
Non-Qualified VIII	63,187.344	15.09	953,497
Non-Qualified XX	4,349.038	12.38	53,841
Non-Qualified XXIII	2,026.803	9.43	19,113
Non-Qualified XXIV	2,359.436	9.50	22,415
	672,613.312		$ 10,045,220
ING Growth and Income Portfolio - Class I			
Currently payable annuity contracts:	1,191,217.223	$6.57 to $258.97	$ 53,549,119
Contracts in accumulation period:			
Non-Qualified 1964	958.684	219.48	210,412
Non-Qualified V	1,472,079.422	20.45	30,104,024
Non-Qualified V (0.75)	2,430,699.305	21.91	53,256,622
Non-Qualified VI	505,661.815	19.27	9,744,103
Non-Qualified VII	1,260,360.454	20.04	25,257,623
Non-Qualified VIII	267,183.772	13.62	3,639,043
Non-Qualified IX	41,966.704	19.81	831,360
Non-Qualified X	562,384.567	21.10	11,866,314
Non-Qualified XI	6,610.806	19.89	131,489
Non-Qualified XII	39,726.270	8.80	349,591
Non-Qualified XIII	1,032,614.178	8.38	8,653,307
Non-Qualified XIV	967,784.977	8.10	7,839,058
Non-Qualified XV	434,520.523	7.96	3,458,783
Non-Qualified XVI	385,109.695	7.09	2,730,428
Non-Qualified XVIII	28,833.253	6.79	195,778
Non-Qualified XIX	274,978.650	6.89	1,894,603
Non-Qualified XX	26,992.876	12.55	338,761
Non-Qualified XXII	7,643.739	9.39	71,775
Non-Qualified XXIII	121,549.633	9.23	1,121,903
Non-Qualified XXIV	29,517.714	9.30	274,515
	11,088,394.260		$ 215,518,611
ING GET U.S. Core Portfolio - Series 5			
Contracts in accumulation period:			
Non-Qualified VII	12,114.581	$ 10.45	$ 126,597
Non-Qualified VIII	2,705.194	10.54	28,513
Non-Qualified XIII	99,943.366	10.72	1,071,393
Non-Qualified XIV	9,080.408	10.54	95,708
Non-Qualified XV	2,797.113	10.45	29,230
Non-Qualified XVI	2,314.441	10.42	24,116
Non-Qualified XIX	10,306.293	10.25	105,640
	139,261.396		$ 1,481,197

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value		Extended Value	
ING GET U.S. Core Portfolio - Series 6					
Contracts in accumulation period:					
Non-Qualified VII	232,041.888	$	10.23	$	2,373,789
Non-Qualified VIII	25,681.452		10.31		264,776
Non-Qualified XIII	451,389.185		10.48		4,730,559
Non-Qualified XIV	670,705.405		10.31		6,914,973
Non-Qualified XV	374,311.207		10.23		3,829,204
Non-Qualified XVI	756.414		10.20		7,715
Non-Qualified XIX	37,232.237		10.04		373,812
	1,792,117.788			$	18,494,828
ING GET U.S. Core Portfolio - Series 7					
Contracts in accumulation period:					
Non-Qualified VII	123,467.135	$	10.16	$	1,254,426
Non-Qualified VIII	4,885.016		10.24		50,023
Non-Qualified XIII	211,665.838		10.40		2,201,325
Non-Qualified XIV	341,672.053		10.24		3,498,722
Non-Qualified XV	316,188.836		10.16		3,212,479
Non-Qualified XVI	1,714.340		10.13		17,366
Non-Qualified XIX	35,196.799		9.98		351,264
	1,034,790.017			$	10,585,605
ING GET U.S. Core Portfolio - Series 8					
Contracts in accumulation period:					
Non-Qualified VII	109,934.911	$	10.23	$	1,124,634
Non-Qualified VIII	10,263.661		10.31		105,818
Non-Qualified XIII	293,942.225		10.43		3,065,817
Non-Qualified XIV	221,389.792		10.28		2,275,887
Non-Qualified XV	202,486.718		10.21		2,067,389
Non-Qualified XVI	4,279.069		10.18		43,561
	842,296.376			$	8,683,106
ING GET U.S. Core Portfolio - Series 9					
Contracts in accumulation period:					
Non-Qualified VII	21,934.153	$	10.18	$	223,290
Non-Qualified XIII	253,806.467		10.38		2,634,511
Non-Qualified XIV	230,096.983		10.24		2,356,193
Non-Qualified XV	179,755.512		10.17		1,828,114
Non-Qualified XVI	45.231		10.14		459
Non-Qualified XIX	101.121		10.01		1,012
	685,739.467			$	7,043,579
ING GET U.S. Core Portfolio - Series 10					
Contracts in accumulation period:					
Non-Qualified VII	8,900.649	$	10.02	$	89,184
Non-Qualified VIII	10,567.647		10.10		106,733
Non-Qualified XIII	154,585.271		10.20		1,576,770
Non-Qualified XIV	180,960.745		10.07		1,822,275
Non-Qualified XV	118,277.561		10.00		1,182,776
Non-Qualified XVI	141.322		9.98		1,410
	473,433.195			$	4,779,148

Division/Contract	Units	Unit Value		Extended Value	
ING GET U.S. Core Portfolio - Series 11					
Contracts in accumulation period:					
Non-Qualified VII	16,152.177	$	10.18	$	164,429
Non-Qualified VIII	637.061		10.25		6,530
Non-Qualified XIII	203,977.799		10.38		2,117,290
Non-Qualified XIV	248,085.095		10.25		2,542,872
Non-Qualified XV	87,983.463		10.18		895,672
Non-Qualified XVI	28,092.594		10.16		285,421
Non-Qualified XIX	1,140.429		10.04		11,450
	586,068.618			$	6,023,664
ING GET U.S. Core Portfolio - Series 12					
Contracts in accumulation period:					
Non-Qualified VII	41,546.273	$	10.15	$	421,695
Non-Qualified VIII	768.898		10.21		7,850
Non-Qualified XIII	619,082.812		10.33		6,395,125
Non-Qualified XIV	454,369.781		10.21		4,639,115
Non-Qualified XV	362,600.436		10.15		3,680,394
Non-Qualified XVI	22,235.679		10.13		225,247
Non-Qualified XVIII	13,475.723		9.96		134,218
Non-Qualified XIX	8,235.941		10.02		82,524
	1,522,315.543			$	15,586,168
ING GET U.S. Core Portfolio - Series 13					
Contracts in accumulation period:					
Non-Qualified VII	31,968.013	$	10.01	$	320,000
Non-Qualified VIII	2,142.345		10.07		21,573
Non-Qualified XIII	664,502.938		10.18		6,764,640
Non-Qualified XIV	404,556.324		10.07		4,073,882
Non-Qualified XV	293,712.573		10.01		2,940,063
Non-Qualified XVI	8,531.159		9.99		85,226
Non-Qualified XIX	24,985.071		9.89		247,102
	1,430,398.423			$	14,452,486
ING GET U.S. Core Portfolio - Series 14					
Contracts in accumulation period:					
Non-Qualified VII	25,803.825	$	10.06	$	259,586
Non-Qualified VIII	4,289.743		10.11		43,369
Non-Qualified XIII	584,134.309		10.20		5,958,170
Non-Qualified XIV	411,022.551		10.11		4,155,438
Non-Qualified XV	135,786.485		10.06		1,366,012
Non-Qualified XVI	8,837.652		10.05		88,818
Non-Qualified XVIII	244.728		9.91		2,425
Non-Qualified XIX	70,734.087		9.95		703,804
	1,240,853.380			$	12,577,622

Division/Contract	Units	Unit Value	Extended Value
ING BlackRock Science and Technology Opportunities			
Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	127,832.642	$ 4.44	$ 567,577
Non-Qualified V (0.75)	333,174.800	4.66	1,552,595
Non-Qualified VII	276,299.265	4.37	1,207,428
Non-Qualified VIII	31,935.392	4.44	141,793
Non-Qualified IX	6,178.984	4.33	26,755
Non-Qualified XII	1,494.500	4.64	6,934
Non-Qualified XIII	233,269.740	4.57	1,066,043
Non-Qualified XIV	195,951.527	4.44	870,025
Non-Qualified XV	28,506.108	4.37	124,572
Non-Qualified XVI	3,294.679	4.55	14,991
Non-Qualified XVIII	753.518	4.36	3,285
Non-Qualified XIX	4,206.805	4.42	18,594
Non-Qualified XX	1,207.346	14.96	18,062
Non-Qualified XXIII	3,617.655	10.42	37,696
	1,247,722.961		$ 5,656,350
ING Index Plus LargeCap Portfolio - Class I			
Currently payable annuity contracts:	1,391,415.459	$7.31 to $15.02	$ 19,618,243
Contracts in accumulation period:			
Non-Qualified V	89,767.308	17.09	1,534,123
Non-Qualified V (0.75)	624,513.785	18.26	11,403,622
Non-Qualified VII	478,482.670	16.73	8,005,015
Non-Qualified VIII	169,441.144	16.78	2,843,222
Non-Qualified IX	5,209.526	16.55	86,218
Non-Qualified XII	15,033.765	10.61	159,508
Non-Qualified XIII	1,564,083.702	10.08	15,765,964
Non-Qualified XIV	1,446,039.280	9.73	14,069,962
Non-Qualified XV	577,336.355	9.56	5,519,336
Non-Qualified XVI	295,836.664	7.32	2,165,524
Non-Qualified XVIII	19,839.748	7.02	139,275
Non-Qualified XIX	223,224.690	7.12	1,589,360
Non-Qualified XX	88,619.377	12.15	1,076,725
Non-Qualified XXIII	19,227.849	9.14	175,743
Non-Qualified XXIV	22,711.637	9.21	209,174
	7,030,782.959		$ 84,361,014
ING Index Plus MidCap Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	44,795.644	$ 18.63	$ 834,543
Non-Qualified V (0.75)	396,878.734	19.75	7,838,355
Non-Qualified IX	4,116.997	18.09	74,476
Non-Qualified XII	9,104.421	20.51	186,732
Non-Qualified XX	2,694.601	14.68	39,557
Non-Qualified XXII	292.528	9.24	2,703
Non-Qualified XXIII	11,467.788	8.96	102,751
Non-Qualified XXIV	24,405.533	9.03	220,382
	493,756.246		$ 9,299,499

Division/Contract	Units	Unit Value	Extended Value
ING Index Plus SmallCap Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	40,401.609	$ 13.15	$ 531,281
Non-Qualified V (0.75)	203,558.394	13.95	2,839,640
Non-Qualified IX	3,917.838	12.77	50,031
Non-Qualified XII	15,806.568	14.96	236,466
Non-Qualified XX	2,761.032	13.91	38,406
Non-Qualified XXIII	7,443.506	9.03	67,215
Non-Qualified XXIV	19,307.530	9.10	175,699
	293,196.477		$ 3,938,738
ING International Index Portfolio - Class I			
Currently payable annuity contracts:	88,802.641	$13.41 to $13.45	$ 1,190,945
Contracts in accumulation period:			
Non-Qualified V	14,760.404	7.47	110,260
Non-Qualified V (0.75)	264,084.437	7.53	1,988,556
Non-Qualified VII	283,363.408	13.96	3,955,753
Non-Qualified VIII	43,393.933	13.98	606,647
Non-Qualified IX	896.484	7.44	6,670
Non-Qualified XII	11,379.222	7.53	85,686
Non-Qualified XIII	114,512.230	14.01	1,604,316
Non-Qualified XIV	101,063.941	13.98	1,412,874
Non-Qualified XV	45,562.725	13.96	636,056
Non-Qualified XVI	10,015.516	13.96	139,817
Non-Qualified XVIII	1,384.003	13.91	19,251
Non-Qualified XIX	3,353.272	13.93	46,711
Non-Qualified XX	3,335.204	7.51	25,047
Non-Qualified XXIII	3,355.938	8.50	28,525
	989,263.358		$ 11,857,114
ING International Index Portfolio - Class S			
Contracts in accumulation period:			
Non-Qualified V	3,325.267	$ 12.72	$ 42,297

Division/Contract	Units	Unit Value	Extended Value
ING Opportunistic Large Cap Portfolio - Class I			
Currently payable annuity contracts:	98,664.178	$11.08 to $11.10	$ 1,093,328
Contracts in accumulation period:			
Non-Qualified V	29,008.895	16.03	465,013
Non-Qualified V (0.75)	142,806.540	17.08	2,439,136
Non-Qualified VII	261,558.825	15.70	4,106,474
Non-Qualified VIII	62,776.488	16.01	1,005,052
Non-Qualified IX	2,000.761	15.52	31,052
Non-Qualified X	5,302.135	16.03	84,993
Non-Qualified XII	3,098.970	11.52	35,700
Non-Qualified XIII	138,647.083	12.69	1,759,431
Non-Qualified XIV	146,751.288	12.66	1,857,871
Non-Qualified XV	24,247.681	12.65	306,733
Non-Qualified XVI	7,279.939	12.65	92,091
Non-Qualified XVIII	253.580	12.60	3,195
Non-Qualified XIX	5,535.739	12.62	69,861
Non-Qualified XX	1,679.360	11.05	18,557
Non-Qualified XXIII	8,500.197	8.75	74,377
Non-Qualified XXIV	5,141.955	8.82	45,352
	943,253.614		$ 13,488,216
ING Russell™ Large Cap Growth Index Portfolio - Class I			
Currently payable annuity contracts:	32,735.060	$ 12.73	$ 416,717
Contracts in accumulation period:			
Non-Qualified V	921.033	12.54	11,550
Non-Qualified V (0.75)	8,263.273	12.58	103,952
Non-Qualified VII	1,068,844.117	11.74	12,548,230
Non-Qualified VIII	136,708.892	11.74	1,604,962
Non-Qualified XIII	478,661.585	11.76	5,629,060
Non-Qualified XIV	518,846.858	11.74	6,091,262
Non-Qualified XV	183,720.536	11.74	2,156,879
Non-Qualified XVI	12,637.824	11.73	148,242
Non-Qualified XVIII	4,836.294	11.71	56,633
Non-Qualified XIX	11,983.478	11.72	140,446
	2,458,158.950		$ 28,907,933

155

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Large Cap Index Portfolio - Class I			
Currently payable annuity contracts:	309,257.258	$12.68 to $12.77	$ 3,946,990
Contracts in accumulation period:			
Non-Qualified V	18,178.637	8.10	147,247
Non-Qualified V (0.75)	219,742.158	8.16	1,793,096
Non-Qualified VII	324,176.635	12.89	4,178,637
Non-Qualified VIII	104,678.948	12.90	1,350,358
Non-Qualified IX	349.270	8.06	2,815
Non-Qualified XIII	208,860.329	12.93	2,700,564
Non-Qualified XIV	319,622.718	12.90	4,123,133
Non-Qualified XV	116,950.595	12.89	1,507,493
Non-Qualified XVI	15,093.910	12.89	194,560
Non-Qualified XVIII	6,808.115	12.84	87,416
Non-Qualified XIX	5,086.850	12.86	65,417
Non-Qualified XXIII	1,879.848	9.10	17,107
	1,650,685.271		$ 20,114,833
ING Russell™ Large Cap Value Index Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified XIII	332,531.760	$ 12.56	$ 4,176,599
Non-Qualified XIV	340,110.362	12.53	4,261,583
Non-Qualified XV	106,473.458	12.52	1,333,048
Non-Qualified XVI	12,293.573	12.52	153,916
Non-Qualified XVIII	786.654	12.47	9,810
Non-Qualified XIX	19,974.308	12.49	249,479
	812,170.115		$ 10,184,435
ING Russell™ Large Cap Value Index Portfolio - Class S			
Contracts in accumulation period:			
Non-Qualified VII	119,513.112	$ 12.51	$ 1,495,109
Non-Qualified VIII	5,855.725	12.52	73,314
	125,368.837		$ 1,568,423
ING Russell™ Mid Cap Growth Index Portfolio - Class S			
Contracts in accumulation period:			
Non-Qualified V	5,084.792	$ 12.82	$ 65,187
Non-Qualified V (0.75)	1,978.309	12.86	25,441
Non-Qualified IX	794.664	12.80	10,172
	7,857.765		$ 100,800
ING Russell™ Mid Cap Index Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	2,878.028	$ 8.18	$ 23,542
Non-Qualified V (0.75)	16,385.462	8.25	135,180
	19,263.490		$ 158,722
ING Russell™ Small Cap Index Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	1,150.299	$ 8.69	$ 9,996
Non-Qualified V (0.75)	12,919.502	8.76	113,175
	14,069.801		$ 123,171

Division/Contract	Units	Unit Value	Extended Value
ING Small Company Portfolio - Class I			
Currently payable annuity contracts:	183,257.658	$12.23 to $25.18	$ 4,526,654
Contracts in accumulation period:			
Non-Qualified V	15,095.067	24.99	377,226
Non-Qualified V (0.75)	104,932.597	26.63	2,794,355
Non-Qualified VII	299,734.238	24.48	7,337,494
Non-Qualified VIII	81,100.333	24.96	2,024,264
Non-Qualified IX	2,081.579	24.20	50,374
Non-Qualified X	4,066.013	24.99	101,610
Non-Qualified XII	1,519.119	18.33	27,845
Non-Qualified XIII	371,325.507	17.72	6,579,888
Non-Qualified XIV	311,927.542	17.11	5,337,080
Non-Qualified XV	73,186.847	16.82	1,231,003
Non-Qualified XVI	11,733.023	12.19	143,026
Non-Qualified XVIII	3,614.435	11.69	42,253
Non-Qualified XIX	11,720.836	11.85	138,892
Non-Qualified XX	415.231	16.13	6,698
Non-Qualified XXIII	18,412.388	9.21	169,578
Non-Qualified XXIV	1,292.100	9.28	11,991
	1,495,414.513		$ 30,900,231
ING U.S. Bond Index Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	13,382.249	$ 10.65	$ 142,521
Non-Qualified V (0.75)	47,303.244	10.74	508,037
Non-Qualified XX	1,305.029	10.70	13,964
Non-Qualified XXIII	976.552	10.94	10,683
	62,967.074		$ 675,205
ING International Value Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	32,897.280	$ 13.04	$ 428,981
Non-Qualified V (0.75)	196,239.205	13.60	2,668,853
Non-Qualified IX	8,924.738	12.77	113,969
Non-Qualified XII	5,125.934	13.54	69,405
Non-Qualified XX	384.671	14.75	5,674
Non-Qualified XXIII	3,931.291	8.41	33,062
	247,503.119		$ 3,319,944
ING MidCap Opportunities Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	9,620.655	$ 12.75	$ 122,663
Non-Qualified V (0.75)	27,424.690	13.30	364,748
Non-Qualified XII	588.659	13.24	7,794
Non-Qualified XXIII	2,806.295	9.75	27,361
	40,440.299		$ 522,566

Division/Contract	Units	Unit Value		Extended Value	
ING MidCap Opportunities Portfolio - Class S					
Contracts in accumulation period:					
Non-Qualified XIII	120,545.131	$	11.53	$	1,389,885
Non-Qualified XIV	85,586.484		11.23		961,136
Non-Qualified XV	39,788.436		11.09		441,254
Non-Qualified XVI	8,308.418		11.04		91,725
Non-Qualified XVIII	1,712.311		10.61		18,168
Non-Qualified XIX	8,077.336		10.75		86,831
	264,018.116			$	2,988,999
ING SmallCap Opportunities Portfolio - Class I					
Contracts in accumulation period:					
Non-Qualified V	9,884.051	$	8.09	$	79,962
Non-Qualified V (0.75)	23,568.005		8.44		198,914
Non-Qualified XII	4,167.304		8.40		35,005
Non-Qualified XX	275.177		14.14		3,891
Non-Qualified XXIII	195.945		9.07		1,777
	38,090.482			$	319,549
ING SmallCap Opportunities Portfolio - Class S					
Contracts in accumulation period:					
Non-Qualified XIII	106,954.747	$	7.74	$	827,830
Non-Qualified XIV	87,766.359		7.53		660,881
Non-Qualified XV	50,334.391		7.44		374,488
Non-Qualified XVI	10,713.170		7.40		79,277
Non-Qualified XIX	8,522.484		7.21		61,447
	264,291.151			$	2,003,923
Janus Aspen Series Balanced Portfolio - Institutional Shares					
Contracts in accumulation period:					
Non-Qualified V (0.75)	375.064	$	35.54	$	13,330
Janus Aspen Series Enterprise Portfolio - Institutional Shares					
Contracts in accumulation period:					
Non-Qualified V (0.75)	2.383	$	26.50	$	63
Non-Qualified IX	72.057		23.95		1,726
	74.440			$	1,789
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares					
Contracts in accumulation period:					
Non-Qualified V (0.75)	103.433	$	28.12	$	2,909
Janus Aspen Series Janus Portfolio - Institutional Shares					
Contracts in accumulation period:					
Non-Qualified IX	96.143	$	17.95	$	1,726
Janus Aspen Series Worldwide Portfolio - Institutional Shares					
Contracts in accumulation period:					
Non-Qualified V (0.75)	55.355	$	21.67	$	1,200

Division/Contract	Units	Unit Value	Extended Value
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC			
Contracts in accumulation period:			
Non-Qualified V	42,969.004	$ 11.07	$ 475,667
Non-Qualified V (0.75)	111,301.811	11.55	1,285,536
Non-Qualified IX	9,384.387	10.84	101,727
Non-Qualified XX	2,427.983	13.40	32,535
Non-Qualified XXIII	9,115.547	9.07	82,678
Non-Qualified XXIV	13,474.662	9.14	123,158
	188,673.394		$ 2,101,301
Oppenheimer Global Securities/VA			
Contracts in accumulation period:			
Non-Qualified V (0.75)	2,887.660	$ 21.52	$ 62,142
Oppenheimer Main Street Fund®/VA			
Currently payable annuity contracts	31,462.356	$8.55 to $10.11	$ 288,194
Oppenheimer Main Street Small Cap Fund®/VA			
Contracts in accumulation period:			
Non-Qualified V	2,856.922	$ 10.81	$ 30,883
Non-Qualified V (0.75)	41,146.215	11.06	455,077
Non-Qualified IX	3,571.438	10.68	38,143
Non-Qualified XX	5,013.245	10.96	54,945
Non-Qualified XXIII	784.766	9.34	7,330
	53,372.586		$ 586,378
Oppenheimer MidCap Fund/VA			
Currently payable annuity contracts	25,606.710	$7.20 to $9.05	$ 194,897
PIMCO Real Return Portfolio - Administrative Class			
Contracts in accumulation period:			
Non-Qualified V	59,767.724	$ 12.68	$ 757,855
Non-Qualified V (0.75)	603,609.695	13.04	7,871,070
Non-Qualified IX	2,400.938	12.50	30,012
Non-Qualified XX	110.278	12.90	1,423
Non-Qualified XXIII	4,912.800	10.54	51,781
	670,801.435		$ 8,712,141
Pioneer Emerging Markets VCT Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	49,325.632	$ 9.06	$ 446,890
Non-Qualified V (0.75)	228,958.025	9.18	2,101,835
Non-Qualified IX	2,368.479	9.00	21,316
Non-Qualified XII	15,623.743	9.17	143,270
Non-Qualified XX	7,532.082	9.13	68,768
Non-Qualified XXII	278.609	9.15	2,549
Non-Qualified XXIII	4,066.351	8.78	35,703
	308,152.921		$ 2,820,331

Division/Contract	Units	Unit Value		Extended Value	
Pioneer High Yield VCT Portfolio - Class I					
Contracts in accumulation period:					
Non-Qualified V	12,878.699	$	12.13	$	156,219
Non-Qualified V (0.75)	28,793.010		12.48		359,337
Non-Qualified IX	2,382.738		11.96		28,498
Non-Qualified XXIII	633.408		10.70		6,777
	44,687.855			$	550,831
Premier VIT OpCap Mid Cap Portfolio - Class I					
Contracts in accumulation period:					
Non-Qualified V	2,842.288	$	7.73	$	21,971
Non-Qualified V (0.75)	87,433.799		7.83		684,607
Non-Qualified XX	203.760		7.79		1,587
	90,479.847			$	708,165
Wanger International					
Contracts in accumulation period:					
Non-Qualified V	10,527.241	$	8.33	$	87,692
Non-Qualified V (0.75)	144,515.736		8.44		1,219,713
Non-Qualified XII	4,417.113		8.43		37,236
Non-Qualified XX	6,779.973		8.39		56,884
Non-Qualified XXIII	1,270.571		9.36		11,893
	167,510.634			$	1,413,418
Wanger Select					
Contracts in accumulation period:					
Non-Qualified V	24,692.663	$	13.12	$	323,968
Non-Qualified V (0.75)	184,110.100		13.50		2,485,486
Non-Qualified IX	1,005.009		12.94		13,005
Non-Qualified XX	952.338		13.35		12,714
Non-Qualified XXIII	1,079.055		9.46		10,208
	211,839.165			$	2,845,381
Wanger USA					
Contracts in accumulation period:					
Non-Qualified V	3,977.893	$	11.80	$	46,939
Non-Qualified V (0.75)	25,891.002		12.13		314,058
Non-Qualified IX	5,502.597		11.63		63,995
Non-Qualified XXIII	792.549		9.45		7,490
	36,164.041			$	432,482

Non-Qualified 1964

Individual Contracts issued from December 1, 1964 to March 14, 1967.

Non-Qualified V

Certain AetnaPlus Contracts issued in connection with deferred compensation plans issued since August 28, 1992, and certain individual non-qualified Contracts.

Non-Qualified V (0.75)

Subset of Non-Qualified V Contracts having a mortality and expense charge of 0.75%

Non-Qualified VI

Certain existing Contracts that were converted to ACES, an administrative system (previously valued under Non-Qualified I).

Non-Qualified VII

Certain individual and group Contracts issued as non-qualified deferred annuity contracts or Individual retirement annuity Contracts issued since May 4, 1994.

Non-Qualified VIII

Certain individual retirement annuity Contracts issued since May 1, 1998.

Non-Qualified IX

Group Aetna Plus Contracts assessing an administrative expense charge effective April 7, 1997 issued in connection with deferred compensation plans.

Non-Qualified X

Group AetnaPlus contracts containing contractual limits on fees, issued in connection with deferred compensation plans and as individual non-qualified Contracts, resulting in reduced daily charges for certain funding options effective May 29, 1997.

Non-Qualified XI

Certain Contracts, previously valued under Non-Qualified VI, containing contractual limits on fees, resulting in reduced daily charges for certain funding options effective May 29, 1997.

Non-Qualified XII

Certain individual retirement annuity contracts issued since March 1999.

Non-Qualified XIII

Certain individual retirement annuity Contracts issued since October 1, 1998.

Non-Qualified XIV

Certain individual retirement annuity Contracts issued since September 1, 1998.

Non-Qualified XV

Certain individual retirement annuity Contracts issued since September 1, 1998.

Non-Qualified XVI

Certain individual retirement annuity Contracts issued since August 2000.

Non-Qualified XVIII

Certain individual retirement annuity Contracts issued since September 2000.

Non-Qualified XIX

Certain individual retirement annuity Contracts issued since August 2000.

Non-Qualified XX

Certain deferred compensation Contracts issued since December 2002.

Non-Qualified XXII

Certain AetnaPlus Contracts issued in conjunction with deferred compensation plans issued since August 28, 1992, and certain individual non-qualified contracts having a mortality and expense charge of 0.90%.

Non-Qualified XXIII

Certain contracts issued in connection with deferred compensation plans since July 2008 and having mortality and expense charge of 0.70%.

Non-Qualified XXIV

Certain contracts issued in connection with deferred compensation plans since June 2009 and having mortality and expense charge of 0.35%.

10.   Financial Highlights

A summary of unit values, units outstanding and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2009, 2008, 2007, 2006 and 2005, follows:

	Units* (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
AIM V.I. Capital Appreciation Fund - Series I Shares									
2009	79	$7.61	to $9.73	$648	0.68%	0.35%	to 1.50%	19.28%	to 20.72%
2008	76	$6.38	to $8.13	$523	-	0.70%	to 1.50%	-43.39%	to -42.94%
2007	77	$11.27	to $14.32	$929	-	0.75%	to 1.50%	10.38%	to 11.18%
2006	99	$10.21	to $12.95	$1,077	0.08%	0.75%	to 1.50%	4.94%	to 5.56%
2005	44	$9.92	to $10.25	$448	-	0.75%	to 1.25%	7.59%	to 8.01%
AIM V.I. Core Equity Fund - Series I Shares									
2009	155	$9.05	to $14.54	$1,552	1.97%	0.35%	to 1.50%	26.40%	to 28.02%
2008	135	$7.16	to $11.44	$1,084	2.41%	0.70%	to 1.50%	-31.15%	to -30.63%
2007	132	$10.40	to $16.53	$1,492	1.16%	0.75%	to 1.50%	6.45%	to 7.25%
2006	154	$9.77	to $13.27	$1,623	0.72%	0.75%	to 1.50%	15.08%	to 15.90%
2005	101	$8.49	to $8.93	$893	0.08%	0.75%	to 1.50%	3.66%	to 4.46%
Calvert Social Balanced Portfolio									
2009	77	$9.31	to $22.24	$1,241	1.99%	0.70%	to 1.50%	23.46%	to 24.32%
2008	100	$7.49	to $17.89	$1,172	2.65%	0.70%	to 1.40%	-32.28%	to -31.82%
2007	103	$13.66	to $26.24	$1,766	2.22%	0.75%	to 1.40%	1.34%	to 1.98%
2006	130	$13.48	to $25.73	$2,101	2.00%	0.75%	to 1.40%	7.24%	to 7.97%
2005	153	$12.57	to $23.83	$2,190	1.77%	0.75%	to 1.40%	4.14%	to 4.84%
Federated Capital Income Fund II									
2009	91	$14.18	to $17.19	$1,537	6.01%	1.25%	to 1.40%	26.47%	to 26.72%
2008	112	$11.19	to $13.57	$1,491	6.21%	1.25%	to 1.40%	-21.49%	to -21.38%
2007	150	$14.24	to $17.26	$2,537	5.27%	1.25%	to 1.40%	2.54%	to 2.74%
2006	184	$13.86	to $16.80	$3,039	5.95%	1.25%	to 1.40%	14.09%	to 14.21%
2005	232	$12.14	to $14.48	$3,367	5.79%	1.25%	to 1.40%	4.78%	to 5.02%

	Units* (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
Federated Clover Value Fund II - Primary Shares									
2009	385	$14.46	to $20.27	$7,641	2.51%	1.25%	to 1.40%	13.11%	to 13.24%
2008	500	$12.77	to $17.90	$8,770	1.93%	1.25%	to 1.40%	-34.72%	to -34.60%
2007	649	$19.53	to $27.37	$17,444	1.57%	1.25%	to 1.40%	-10.94%	to -10.82%
2006	822	$21.90	to $30.69	$24,783	1.52%	1.25%	to 1.40%	15.20%	to 15.38%
2005	1,104	$18.98	to $26.19	$28,971	1.66%	1.25%	to 1.40%	3.56%	to 3.72%
Federated Equity Income Fund II									
2009	167	$11.50	to $13.32	$2,215	4.34%	1.25%	to 1.40%	13.65%	to 13.86%
2008	205	$10.10	to $11.72	$2,394	3.90%	1.25%	to 1.40%	-31.42%	to -31.34%
2007	275	$14.71	to $17.09	$4,689	3.05%	1.25%	to 1.40%	0.65%	to 0.75%
2006	366	$14.60	to $16.98	$6,196	2.25%	1.25%	to 1.40%	21.37%	to 21.67%
2005	473	$13.99		$6,708	2.27%	1.40%		1.89%	
Federated Fund for U.S. Government Securities II									
2009	88	$18.27		$1,615	5.04%	1.40%		3.69%	
2008	109	$17.62		$1,916	5.00%	1.40%		2.86%	
2007	124	$17.13		$2,125	4.43%	1.40%		4.77%	
2006	146	$16.35		$2,385	4.88%	1.40%		2.70%	
2005	259	$15.92		$4,124	4.54%	1.40%		0.57%	
Federated High Income Bond Fund II - Primary Shares									
2009	197	$21.95	to $22.43	$4,314	11.59%	1.25%	to 1.40%	50.76%	to 50.94%
2008	240	$14.56	to $14.86	$3,488	10.54%	1.25%	to 1.40%	-27.05%	to -26.91%
2007	280	$19.96	to $20.33	$5,582	8.28%	1.25%	to 1.40%	1.99%	to 2.11%
2006	333	$19.57	to $19.91	$6,523	8.64%	1.25%	to 1.40%	9.27%	to 9.46%
2005	413	$17.91		$7,437	9.23%	1.40%		1.19%	
Federated International Equity Fund II									
2009	99	$15.05	to $16.46	$1,595	2.82%	1.25%	to 1.40%	39.27%	to 39.49%
2008	120	$10.79	to $11.80	$1,384	0.65%	1.25%	to 1.40%	-46.51%	to -46.37%
2007	164	$20.12	to $22.01	$3,549	0.19%	1.25%	to 1.40%	8.05%	to 8.17%
2006	192	$18.60	to $20.35	$3,845	0.21%	1.25%	to 1.40%	17.23%	to 17.43%
2005	252	$15.85	to $17.06	$4,318	-	1.25%	to 1.40%	7.50%	to 7.75%

164

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Federated Mid Cap Growth Strategies Fund II												
2009	114		$21.22		$2,424	-		1.40%			28.84%	
2008	154		$16.47		$2,540	-		1.40%			-44.30%	
2007	207		$29.57		$6,114	-		1.40%			16.37%	
2006	253		$25.41		$6,433	-		1.40%			6.72%	
2005	358		$23.81		$8,518	-		1.40%			11.11%	
Federated Prime Money Fund II												
2009	111		$13.53		$1,502	0.49%		1.40%			-0.95%	
2008	128		$13.66		$1,747	2.68%		1.40%			1.11%	
2007	142		$13.51		$1,915	4.73%		1.40%			3.45%	
2006	161		$13.06		$2,102	4.36%		1.40%			3.08%	
2005	197		$12.67		$2,500	2.40%		1.40%			1.28%	
Fidelity® VIP Equity-Income Portfolio - Initial Class												
2009	4,136	$8.89	to	$22.81	$65,887	2.09%	0.35%	to	1.90%	27.71%	to	29.24%
2008	5,003	$6.88	to	$17.76	$61,149	2.21%	0.70%	to	1.90%	-43.73%	to	-43.06%
2007	6,848	$13.79	to	$31.42	$144,175	1.66%	0.75%	to	1.90%	-0.43%	to	75.00%
2006	9,118	$13.85	to	$31.39	$187,746	3.26%	0.75%	to	1.90%	17.97%	to	19.32%
2005	11,050	$11.74	to	$26.48	$191,800	1.68%	0.75%	to	1.90%	3.80%	to	5.06%
Fidelity® VIP Growth Portfolio - Initial Class												
2009	563	$8.00	to	$16.83	$8,618	0.41%	0.35%	to	1.50%	26.33%	to	27.39%
2008	627	$6.28	to	$13.22	$7,951	0.81%	0.70%	to	1.50%	-47.95%	to	-47.56%
2007	696	$15.18	to	$25.21	$16,955	0.80%	0.75%	to	1.50%	25.09%	to	25.99%
2006	728	$12.05	to	$20.01	$14,214	0.65%	0.75%	to	1.50%	5.24%	to	6.10%
2005	6,697	$6.49	to	$24.43	$90,041	0.51%	0.75%	to	1.90%	3.84%	to	5.01%
Fidelity® VIP High Income Portfolio - Initial Class												
2009	16	$11.28	to	$13.09	$192	10.73%	0.80%	to	1.25%	42.24%	to	42.90%
2008	8	$7.93	to	$9.16	$69	9.30%	0.80%	to	1.25%	-25.96%	to	-25.59%
2007	8	$10.71	to	$12.31	$103	5.52%	0.80%	to	1.25%		1.52%	
2006	20	$10.55	to	$12.08	$223	0.24%	0.80%	to	1.25%	9.78%	to	10.42%
2005	3,628	$8.87	to	$13.08	$39,781	14.63%	0.95%	to	1.90%	0.70%	to	1.77%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Fidelity® VIP Overseas Portfolio - Initial Class												
2009	324	$8.28	to	$17.84	$5,452	2.05%	0.35%	to	1.50%	24.67%	to	25.64%
2008	334	$6.59	to	$14.20	$4,584	2.41%	0.70%	to	1.50%	-44.65%	to	-44.23%
2007	409	$17.69	to	$25.46	$10,176	3.36%	0.75%	to	1.50%	15.53%	to	16.42%
2006	399	$15.20	to	$21.87	$8,523	1.26%	0.75%	to	1.50%	16.34%	to	17.20%
2005	808	$12.98	to	$19.38	$15,059	0.62%	0.75%	to	1.50%	17.27%	to	18.18%
Fidelity® VIP Contrafund® Portfolio - Initial Class												
2009	6,028	$9.29	to	$30.73	$126,570	1.30%	0.35%	to	1.90%	33.10%	to	34.83%
2008	6,970	$6.89	to	$22.97	$109,547	0.91%	0.70%	to	1.90%	-43.57%	to	-42.94%
2007	9,132	$12.72	to	$40.52	$241,923	0.86%	0.75%	to	1.90%	15.37%	to	16.73%
2006	11,979	$10.91	to	$34.95	$267,443	1.27%	0.75%	to	1.90%	9.56%	to	10.88%
2005	14,205	$11.82	to	$31.73	$286,196	0.28%	0.75%	to	1.90%	14.76%	to	16.07%
Fidelity® VIP Index 500 Portfolio - Initial Class												
2009	1,111	$17.84	to	$21.07	$22,865	2.33%	1.25%	to	1.40%	24.82%	to	25.02%
2008	1,317	$14.27	to	$16.88	$21,722	2.06%	1.25%	to	1.40%	-37.87%	to	-37.77%
2007	1,559	$22.93	to	$27.17	$41,388	3.60%	1.25%	to	1.40%	3.98%	to	4.09%
2006	1,948	$22.03	to	$26.13	$49,643	1.82%	1.25%	to	1.40%	14.10%	to	14.32%
2005	2,538	$19.27	to	$22.90	$56,445	1.88%	1.25%	to	1.40%	3.34%	to	3.49%
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class												
2009	48	$19.22			$914	8.83%	1.40%			14.13%		
2008	52	$16.84			$876	4.19%	1.40%			-4.64%		
2007	61	$17.66			$1,079	4.37%	1.40%			2.91%		
2006	71	$17.16			$1,210	4.63%	1.40%			2.88%		
2005	105	$16.40	to	$16.68	$1,759	3.82%	1.25%	to	1.40%	0.79%	to	0.92%
Franklin Small Cap Value Securities Fund - Class 2												
2009	223	$9.03	to	$15.49	$3,377	1.54%	0.70%	to	1.50%	27.21%	to	28.27%
2008	230	$7.04	to	$12.08	$2,729	1.32%	0.70%	to	1.50%	-34.01%	to	-33.52%
2007	236	$17.32	to	$18.17	$4,263	0.74%	0.75%	to	1.50%	-3.83%	to	-3.14%
2006	267	$18.01	to	$18.76	$4,969	0.65%	0.75%	to	1.50%	15.30%	to	16.09%
2005	278	$15.62	to	$16.16	$4,461	0.61%	0.75%	to	1.50%	7.13%	to	8.02%

166

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Balanced Portfolio - Class I						
2009	3,901	$9.00 to $34.05	$80,515	4.40%	0.35% to 2.25%	16.58% to 18.98%
2008	4,677	$7.72 to $28.83	$81,353	3.74%	0.70% to 2.25%	-29.69% to -28.64%
2007	6,094	$10.98 to $40.47	$145,449	2.69%	0.75% to 2.25%	3.20% to 4.78%
2006	7,358	$10.64 to $38.70	$165,989	2.39%	0.75% to 2.25%	7.47% to 9.16%
2005	6,847	$10.08 to $27.78	$174,465	2.33%	0.75% to 1.90%	2.34% to 3.50%
ING Intermediate Bond Portfolio - Class I						
2009	5,981	$10.40 to $83.24	$104,817	6.58%	0.35% to 2.25%	9.09% to 11.25%
2008	6,247	$9.39 to $75.43	$100,529	5.89%	0.70% to 2.25%	-10.54% to -9.18%
2007	5,709	$10.77 to $83.34	$105,197	3.54%	0.75% to 2.25%	3.67% to 5.26%
2006	6,657	$10.25 to $79.47	$115,703	3.76%	0.75% to 2.25%	1.75% to 3.26%
2005	7,208	$11.62 to $20.25	$130,583	3.70%	0.75% to 1.90%	1.18% to 2.38%
ING American Funds Growth Portfolio						
2009	1,327	$10.43 to $11.09	$14,407	1.85%	0.95% to 1.90%	35.98% to 43.28%
2008	1,593	$7.67 to $7.98	$12,540	0.80%	0.95% to 1.90%	-45.33% to -44.81%
2007	1,968	$14.03 to $14.46	$28,095	0.26%	0.95% to 1.90%	5.55% to 10.72%
2006	2,461	$12.80 to $13.33	$31,969	0.17%	0.95% to 1.90%	7.65% to 8.56%
2005	1,596	$11.89 to $12.03	$20,435	-	0.95% to 1.90%	13.35% to 14.57%
ING American Funds Growth-Income Portfolio						
2009	1,262	$9.58 to $10.06	$12,494	2.25%	0.95% to 1.90%	28.07% to 29.31%
2008	1,488	$7.48 to $7.78	$11,419	1.40%	0.95% to 1.90%	-41.41% to -38.79%
2007	1,948	$12.33 to $12.92	$24,551	0.99%	0.95% to 1.90%	2.49% to 3.50%
2006	2,517	$12.03 to $12.53	$30,744	0.73%	0.95% to 1.90%	12.43% to 13.49%
2005	1,896	$10.70 to $10.82	$22,150	0.42%	0.95% to 1.90%	3.28% to 4.34%
ING American Funds International Portfolio						
2009	1,173	$13.47 to $14.28	$16,435	3.43%	0.95% to 1.90%	39.59% to 46.31%
2008	1,357	$9.65 to $10.04	$13,434	1.78%	0.95% to 1.90%	-45.38% to -43.02%
2007	1,687	$17.09 to $17.87	$29,453	0.89%	0.95% to 1.90%	17.14% to 18.33%
2006	2,095	$14.59 to $15.16	$30,978	0.86%	0.95% to 1.90%	16.07% to 17.15%
2005	2,168	$12.57 to $12.71	$27,749	0.53%	0.95% to 1.90%	18.70% to 19.79%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Artio Foreign Portfolio - Service Class												
2009	664	$7.88	to	$13.28	$7,153	3.47%	0.70%	to	1.90%	17.89%	to	19.39%
2008	802	$6.60	to	$11.13	$7,156	-	0.70%	to	1.90%	-44.69%	to	-44.04%
2007	1,022	$12.33	to	$19.89	$15,744	0.09%	0.75%	to	1.90%	14.27%	to	15.57%
2006	1,083	$10.79	to	$17.21	$13,881	-	0.75%	to	1.90%	27.57%	to	28.24%
2005	163	$13.31	to	$13.42	$2,191	0.08%	0.75%	to	1.25%	14.51%		
ING BlackRock Large Cap Growth Portfolio - Institutional Class												
2009	3,166	$7.47	to	$9.35	$24,319	0.58%	0.35%	to	1.90%	28.13%	to	29.79%
2008	3,602	$5.83	to	$7.15	$21,426	0.20%	0.70%	to	1.90%	-40.14%	to	-39.43%
2007	4,435	$9.74	to	$10.45	$43,667	(c)	0.75%	to	1.90%	(c)		
2006	(c)	(c)			(c)	(c)	(c)			(c)		
2005	(c)	(c)			(c)	(c)	(c)			(c)		
ING Clarion Global Real Estate Portfolio - Institutional Class												
2009	192	$8.82	to	$8.91	$1,713	2.00%	0.75%	to	1.50%	31.84%	to	32.79%
2008	162	$6.69	to	$6.71	$1,087	(d)	0.75%	to	1.50%	(d)		
2007	(d)	(d)			(d)	(d)	(d)			(d)		
2006	(d)	(d)			(d)	(d)	(d)			(d)		
2005	(d)	(d)			(d)	(d)	(d)			(d)		
ING Clarion Global Real Estate Portfolio - Service Class												
2009	117	$9.31	to	$9.65	$1,118	2.38%	0.95%	to	1.90%	30.94%	to	32.19%
2008	124	$7.11	to	$7.30	$902	-	0.95%	to	1.90%	-42.43%	to	-41.83%
2007	192	$12.35	to	$12.55	$2,393	3.72%	0.95%	to	1.90%	-9.06%	to	-8.19%
2006	148	$13.58	to	$13.67	$2,017	(b)	0.95%	to	1.90%	(b)		
2005	(b)	(b)			(b)	(b)	(b)			(b)		
ING Clarion Real Estate Portfolio - Service Class												
2009	188	$8.07	to	$8.68	$1,553	3.21%	0.70%	to	1.50%	33.83%	to	34.99%
2008	173	$6.03	to	$6.43	$1,064	1.48%	0.70%	to	1.50%	-39.40%	to	-38.93%
2007	149	$9.95	to	$10.07	$1,504	2.63%	0.75%	to	1.50%	-18.97%	to	-18.40%
2006	88	$11.88	to	$12.34	$1,079	(b)	0.75%	to	1.50%	(b)		
2005	(b)	(b)			(b)	(b)	(b)			(b)		

168

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING Evergreen Health Sciences Portfolio - Service Class									
2009	25	$11.29	to $11.55	$283	-	0.75%	to 1.25%	18.59%	to 19.20%
2008	69	$9.52	to $9.69	$666	0.16%	0.75%	to 1.25%	-29.53%	to -29.22%
2007	41	$13.51	to $13.69	$556	0.18%	0.75%	to 1.25%	7.22%	to 7.71%
2006	44	$12.60	to $12.71	$562	-	0.75%	to 1.25%	12.40%	to 13.08%
2005	45	$11.21	to $11.24	$505	(a)	0.75%	to 1.25%	(a)	
ING Evergreen Omega Portfolio - Institutional Class									
2009	707	$11.82	to $13.45	$8,990	0.49%	0.95%	to 1.90%	39.98%	to 41.43%
2008	773	$8.40	to $9.51	$6,965	0.51%	0.95%	to 1.90%	-28.73%	to -28.01%
2007	947	$11.72	to $13.21	$11,913	0.33%	0.95%	to 1.90%	9.80%	to 10.82%
2006	1,258	$10.62	to $11.92	$14,399	-	0.95%	to 1.90%	3.90%	to 4.93%
2005	1,492	$10.17	to $11.36	$17,454	(a)	0.95%	to 1.90%	(a)	
ING FMR℠ Diversified Mid Cap Portfolio - Institutional Class									
2009	1,736	$9.06	to $9.39	$16,149	0.67%	0.95%	to 1.90%	36.86%	to 38.29%
2008	2,013	$6.62	to $6.79	$13,578	1.14%	0.95%	to 1.90%	-40.14%	to -39.59%
2007	2,569	$11.06	to $11.27	$28,743	0.26%	0.95%	to 1.90%	12.63%	to 13.65%
2006	2,932	$9.82	to $9.94	$28,943	(b)	0.95%	to 1.90%	(b)	
2005	(b)	(b)		(b)	(b)	(b)		(b)	
ING FMR℠ Diversified Mid Cap Portfolio - Service Class									
2009	100	$9.25	to $12.49	$1,237	0.49%	0.70%	to 1.50%	37.05%	to 38.16%
2008	91	$8.80	to $9.04	$815	0.77%	0.75%	to 1.50%	-40.05%	to -39.61%
2007	84	$14.68	to $14.97	$1,256	0.07%	0.75%	to 1.50%	12.84%	to 13.58%
2006	125	$13.01	to $13.18	$1,644	-	0.75%	to 1.50%	10.58%	to 11.13%
2005	30	$11.82	to $11.86	$356	(a)	0.75%	to 1.25%	(a)	
ING Franklin Income Portfolio - Service Class									
2009	454	$9.85	to $10.21	$4,595	6.29%	0.95%	to 1.90%	29.43%	to 30.73%
2008	450	$7.61	to $7.81	$3,482	3.07%	0.95%	to 1.90%	-30.57%	to -29.89%
2007	628	$10.96	to $11.14	$6,948	1.10%	0.95%	to 1.90%	0.64%	to 1.64%
2006	395	$10.89	to $10.96	$4,316	(b)	0.95%	to 1.90%	(b)	
2005	(b)	(b)		(b)	(b)	(b)		(b)	

169

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Franklin Mutual Shares Portfolio - Service Class						
2009	257	$8.97 to $9.21	$2,349	0.14%	0.95% to 1.90%	24.07% to 25.31%
2008	258	$7.23 to $7.35	$1,885	3.00%	0.95% to 1.90%	-38.99% to -38.34%
2007	307	$11.85 to $11.92	$3,654	(c)	0.95% to 1.90%	(c)
2006	(c)	(c)	(c)	(c)	(c)	(c)
2005	(c)	(c)	(c)	(c)	(c)	(c)
ING Global Resources Portfolio - Service Class						
2009	819	$8.46 to $11.18	$8,735	0.31%	0.70% to 1.90%	34.85% to 36.45%
2008	791	$6.20 to $8.25	$6,198	2.14%	0.70% to 1.90%	-42.07% to -41.43%
2007	827	$12.93 to $14.18	$11,102	0.02%	0.75% to 1.90%	30.74% to 31.93%
2006	162	$9.89 to $9.96	$1,610	(b)	0.95% to 1.90%	(b)
2005	(b)	(b)	(b)	(b)	(b)	(b)
ING Janus Contrarian Portfolio - Service Class						
2009	186	$7.15 to $7.24	$1,347	0.94%	0.75% to 1.50%	34.71% to 35.33%
2008	26	$5.33 to $5.35	$139	(d)	0.75% to 1.25%	(d)
2007	(d)	(d)	(d)	(d)	(d)	(d)
2006	(d)	(d)	(d)	(d)	(d)	(d)
2005	(d)	(d)	(d)	(d)	(d)	(d)
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class						
2009	422	$12.49 to $16.58	$6,191	1.49%	0.95% to 1.90%	68.78% to 70.26%
2008	378	$7.40 to $9.76	$3,328	2.42%	0.95% to 1.90%	-52.10% to -51.59%
2007	548	$15.45 to $20.23	$9,890	1.13%	0.95% to 1.90%	36.12% to 37.48%
2006	319	$11.35 to $14.76	$4,487	0.62%	0.95% to 1.90%	34.28% to 34.55%
2005	110	$10.97	$1,210	(a)	1.25% to 1.40%	(a)
ING JPMorgan Emerging Markets Equity Portfolio - Service Class						
2009	403	$10.01 to $20.52	$8,208	1.21%	0.70% to 1.50%	69.03% to 70.53%
2008	349	$5.87 to $12.05	$4,184	2.52%	0.70% to 1.50%	-52.01% to -51.65%
2007	415	$24.42 to $24.92	$10,312	0.96%	0.75% to 1.50%	36.42% to 37.45%
2006	349	$17.90 to $18.13	$6,325	0.56%	0.75% to 1.50%	33.78% to 34.80%
2005	195	$13.38 to $13.45	$2,620	(a)	0.75% to 1.50%	(a)

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class									
2009	178	$10.86 to	$11.36	$2,000	0.71%	0.95% to	1.90%	24.97% to	26.22%
2008	215	$8.69 to	$9.00	$1,919	0.72%	0.95% to	1.90%	-30.98% to	-30.34%
2007	327	$12.59 to	$12.92	$4,187	0.32%	0.95% to	1.90%	-3.45% to	-2.49%
2006	524	$13.04 to	$13.25	$6,901	0.08%	0.95% to	1.90%	14.79% to	15.82%
2005	803	$11.36 to	$11.44	$9,171	(a)	0.95% to	1.90%	(a)	
ING JPMorgan Small Cap Core Equity Portfolio - Service Class									
2009	13	$9.31 to	$11.25	$143	-	0.70% to	1.25%	25.74% to	26.40%
2008	11	$7.37 to	$8.90	$102	0.81%	0.70% to	1.25%	-30.80% to	-30.47%
2007	11	$12.63 to	$12.80	$145	0.40%	0.75% to	1.25%	-2.92% to	-2.44%
2006	27	$13.01 to	$13.12	$358	-	0.75% to	1.25%	15.80%	
2005	1	$11.33		$16	(a)	0.75%		(a)	
ING Lord Abbett Affiliated Portfolio - Institutional Class									
2009	382	$8.14 to	$9.04	$3,183	0.83%	0.70% to	1.50%	17.29% to	18.17%
2008	568	$6.94 to	$7.65	$4,020	3.22%	0.70% to	1.50%	-37.31% to	-36.84%
2007	628	$11.07 to	$11.21	$7,030	0.06%	0.75% to	1.50%	3.06% to	3.51%
2006	4	$10.79 to	$10.83	$45	(b)	0.75% to	1.25%	(b)	
2005	(b)	(b)		(b)	(b)	(b)		(b)	
ING Lord Abbett Affiliated Portfolio - Service Class									
2009	61	$8.10 to	$8.25	$500	0.63%	0.95% to	1.45%	17.05% to	17.69%
2008	66	$6.86 to	$7.01	$458	2.41%	0.95% to	1.75%	-37.75% to	-37.24%
2007	86	$11.02 to	$11.17	$955	1.58%	0.95% to	1.75%	2.32% to	3.23%
2006	99	$10.75 to	$10.82	$1,071	(b)	0.95% to	1.90%	(b)	
2005	(b)	(b)		(b)	(b)	(b)		(b)	
ING Marsico Growth Portfolio - Service Class									
2009	164	$8.38 to	$10.23	$1,595	0.90%	0.70% to	1.75%	26.78% to	28.07%
2008	173	$6.61 to	$7.99	$1,285	0.58%	0.70% to	1.75%	-41.40% to	-40.73%
2007	171	$11.25 to	$13.48	$2,142	-	0.75% to	1.90%	11.94% to	13.28%
2006	83	$10.05 to	$11.90	$918	-	0.75% to	1.90%	3.60% to	4.20%
2005	18	$11.39 to	$11.42	$210	(a)	0.75% to	1.25%	(a)	

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Marsico International Opportunities Portfolio - Service Class												
2009	488	$8.23	to	$12.57	$5,429	1.23%	0.70%	to	1.75%	35.17%	to	36.71%
2008	627	$6.02	to	$9.21	$5,138	1.03%	0.70%	to	1.90%	-50.48%	to	-49.86%
2007	822	$12.70	to	$18.37	$13,733	1.00%	0.75%	to	1.90%	18.26%	to	19.67%
2006	952	$10.69	to	$15.35	$13,618	0.03%	0.75%	to	1.90%	21.75%	to	23.10%
2005	677	$12.37	to	$12.47	$8,410	(a)	0.75%	to	1.90%			(a)
ING MFS Total Return Portfolio - Institutional Class												
2009	4,367	$10.35	to	$10.83	$46,669	2.54%	0.95%	to	1.90%	15.90%	to	17.08%
2008	5,335	$8.93	to	$9.25	$48,840	5.92%	0.95%	to	1.90%	-23.61%	to	-22.92%
2007	7,812	$11.69	to	$12.00	$92,899	3.07%	0.95%	to	1.90%	2.27%	to	3.27%
2006	10,701	$11.43	to	$11.62	$123,605	2.62%	0.95%	to	1.90%	10.01%	to	11.09%
2005	13,910	$10.39	to	$10.46	$145,082	(a)	0.95%	to	1.90%			(a)
ING MFS Total Return Portfolio - Service Class												
2009	98	$9.87	to	$13.20	$1,288	2.46%	0.70%	to	1.50%	16.16%	to	17.08%
2008	103	$8.43	to	$11.28	$1,153	6.12%	0.70%	to	1.50%	-23.51%	to	-22.90%
2007	111	$14.29	to	$14.72	$1,623	2.99%	0.75%	to	1.50%	2.44%	to	3.25%
2006	118	$13.92	to	$14.37	$1,658	2.36%	0.75%	to	1.50%	10.28%	to	11.07%
2005	187	$12.59	to	$13.03	$2,374	2.65%	0.75%	to	1.50%	1.40%	to	2.16%
ING MFS Utilities Portfolio - Service Class												
2009	148	$9.18	to	$15.31	$2,238	5.00%	0.70%	to	1.50%	30.80%	to	31.90%
2008	187	$6.96	to	$11.62	$2,161	3.26%	0.70%	to	1.50%	-38.65%	to	-38.16%
2007	219	$18.42	to	$18.79	$4,096	0.87%	0.75%	to	1.50%	25.48%	to	26.45%
2006	81	$14.68	to	$14.86	$1,201	0.06%	0.75%	to	1.50%	28.88%	to	29.78%
2005	41	$11.39	to	$11.45	$469	(a)	0.75%	to	1.50%			(a)
ING PIMCO High Yield Portfolio - Service Class												
2009	347	$11.87	to	$13.24	$4,530	8.35%	0.70%	to	1.50%	47.37%	to	48.38%
2008	199	$8.00	to	$8.93	$1,748	8.39%	0.70%	to	1.40%	-23.67%	to	-23.08%
2007	248	$10.75	to	$11.61	$2,850	6.50%	0.75%	to	1.40%	1.42%	to	2.11%
2006	346	$10.55	to	$11.37	$3,918	6.45%	0.75%	to	1.50%	7.42%	to	8.08%
2005	284	$10.48	to	$10.54	$2,987	(a)	0.75%	to	1.40%			(a)

172

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Pioneer Equity Income Portfolio - Institutional Class												
2009	418	$6.93	to	$8.69	$3,102	-	0.35%	to	1.50%	10.88%	to	11.95%
2008	592	$6.25	to	$7.70	$3,765	2.84%	0.70%	to	1.50%	-31.09%	to	-30.69%
2007	686	$9.07	to	$9.19	$6,290	(c)	0.75%	to	1.50%			(c)
2006	(c)		(c)		(c)	(c)		(c)				(c)
2005	(c)		(c)		(c)	(c)		(c)				(c)
ING Pioneer Fund Portfolio - Institutional Class												
2009	1,085	$8.92	to	$10.66	$11,381	1.38%	0.75%	to	2.25%	21.75%	to	23.51%
2008	1,190	$7.26	to	$8.64	$10,140	3.23%	0.75%	to	2.25%	-36.00%	to	-34.98%
2007	1,663	$11.18	to	$13.33	$21,812	1.25%	0.75%	to	2.25%	2.97%	to	4.52%
2006	2,078	$10.78	to	$12.77	$26,316	-	0.75%	to	2.25%	14.47%	to	15.88%
2005	2,096	$10.95	to	$11.02	$27,255	(a)	0.95%	to	1.90%			(a)
ING Pioneer Mid Cap Value Portfolio - Institutional Class												
2009	284	$9.00	to	$9.29	$2,620	1.39%	0.70%	to	1.50%	23.63%	to	24.53%
2008	328	$7.28	to	$7.46	$2,428	2.07%	0.70%	to	1.50%	-33.94%	to	-33.42%
2007	337	$11.02	to	$11.16	$3,758	0.11%	0.75%	to	1.50%			4.99%
2006	3		$10.63		$36	(b)		0.75%				(b)
2005	(b)		(b)		(b)	(b)		(b)				(b)
ING Pioneer Mid Cap Value Portfolio - Service Class												
2009	82	$8.81	to	$9.08	$737	1.11%	0.95%	to	1.75%	23.04%	to	24.04%
2008	96	$7.14	to	$7.32	$700	1.54%	0.95%	to	1.90%	-34.38%	to	-33.76%
2007	113	$10.88	to	$11.05	$1,247	0.88%	0.95%	to	1.90%	3.61%	to	4.44%
2006	33	$10.52	to	$10.58	$344	(b)	0.95%	to	1.75%			(b)
2005	(b)		(b)		(b)	(b)		(b)				(b)
ING Retirement Growth Portfolio - Adviser Class												
2009	600	$9.36	to	$9.38	$5,625	(e)	0.95%	to	1.90%			(e)
2008	(e)		(e)		(e)	(e)		(e)				(e)
2007	(e)		(e)		(e)	(e)		(e)				(e)
2006	(e)		(e)		(e)	(e)		(e)				(e)
2005	(e)		(e)		(e)	(e)		(e)				(e)

	Units* (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING Retirement Moderate Growth Portfolio - Adviser Class									
2009	795	$9.62	to $9.64	$7,664	(e)	0.95%	to 1.75%	(e)	
2008	(e)	(e)		(e)	(e)	(e)		(e)	
2007	(e)	(e)		(e)	(e)	(e)		(e)	
2006	(e)	(e)		(e)	(e)	(e)		(e)	
2005	(e)	(e)		(e)	(e)	(e)		(e)	
ING Retirement Moderate Portfolio - Adviser Class									
2009	915	$9.85	to $9.87	$9,028	(e)	0.95%	to 1.90%	(e)	
2008	(e)	(e)		(e)	(e)	(e)		(e)	
2007	(e)	(e)		(e)	(e)	(e)		(e)	
2006	(e)	(e)		(e)	(e)	(e)		(e)	
2005	(e)	(e)		(e)	(e)	(e)		(e)	
ING T. Rowe Price Capital Appreciation Portfolio - Service Class									
2009	901	$10.05	to $12.31	$11,020	1.94%	0.70%	to 1.50%	31.27%	to 32.41%
2008	861	$7.59	to $9.30	$7,963	4.70%	0.70%	to 1.50%	-28.63%	to -28.07%
2007	700	$12.68	to $12.93	$9,010	1.88%	0.75%	to 1.50%	2.84%	to 3.61%
2006	466	$12.33	to $12.48	$5,804	1.29%	0.75%	to 1.50%	13.27%	to 13.76%
2005	80	$10.93	to $10.97	$878	(a)	0.75%	to 1.25%	(a)	
ING T. Rowe Price Equity Income Portfolio - Service Class									
2009	509	$8.60	to $13.92	$6,057	1.78%	0.70%	to 1.90%	22.51%	to 23.99%
2008	476	$7.02	to $11.30	$4,389	4.20%	0.75%	to 1.90%	-36.93%	to -36.15%
2007	486	$11.13	to $17.84	$7,362	1.39%	0.75%	to 1.90%	1.09%	to 2.30%
2006	419	$11.01	to $17.57	$6,350	1.24%	0.75%	to 1.90%	17.29%	to 18.16%
2005	333	$14.18	to $14.98	$4,775	1.58%	0.75%	to 1.50%	2.39%	to 3.16%
ING Templeton Global Growth Portfolio - Service Class									
2009	56	$8.54	to $8.85	$489	2.16%	0.95%	to 1.90%	29.79%	to 30.92%
2008	66	$6.58	to $6.76	$438	1.06%	0.95%	to 1.90%	-40.88%	to -40.23%
2007	113	$11.13	to $11.31	$1,268	1.33%	0.95%	to 1.90%	0.45%	to 1.43%
2006	62	$11.08	to $11.15	$692	(b)	0.95%	to 1.90%	(b)	
2005	(b)	(b)		(b)	(b)	(b)		(b)	

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Van Kampen Growth and Income Portfolio - Service Class						
2009	81	$9.58 to $10.75	$865	1.18%	0.70% to 1.50%	22.12% to 23.14%
2008	96	$7.78 to $8.74	$835	3.84%	0.70% to 1.50%	-33.23% to -32.72%
2007	92	$12.73 to $12.99	$1,195	1.42%	0.75% to 1.50%	1.03% to 1.80%
2006	116	$12.60 to $12.76	$1,476	1.35%	0.75% to 1.50%	14.34% to 15.16%
2005	121	$11.02 to $11.08	$1,341	(a)	0.75% to 1.50%	(a)
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class						
2009	37	$8.32 to $8.69	$316	0.91%	0.75% to 1.75%	27.80% to 29.12%
2008	19	$6.51 to $6.73	$123	0.91%	0.75% to 1.75%	-33.98% to -33.23%
2007	32	$9.86 to $10.08	$318	-	0.75% to 1.75%	-5.37% to -4.45%
2006	36	$10.42 to $10.55	$374	(b)	0.75% to 1.75%	(b)
2005	(b)	(b)	(b)	(b)	(b)	(b)
ING Money Market Portfolio - Class I						
2009	10,475	$10.02 to $16.35	$140,358	0.30%	0.35% to 1.90%	-1.56% to 0.10%
2008	15,397	$10.06 to $16.42	$207,378	5.24%	0.70% to 1.90%	0.65% to 1.92%
2007	15,622	$10.59 to $16.11	$204,844	4.10%	0.75% to 1.90%	3.14% to 4.34%
2006	18,036	$10.17 to $15.44	$224,967	2.87%	0.75% to 2.25%	2.49% to 4.11%
2005	17,339	$10.21 to $14.83	$214,217	1.08%	0.75% to 1.90%	1.09% to 2.21%
ING American Century Small-Mid Cap Value Portfolio - Service Class						
2009	91	$10.69 to $17.22	$1,309	1.75%	0.35% to 1.25%	34.10% to 34.63%
2008	106	$10.76 to $12.82	$1,200	0.69%	0.75% to 1.50%	-27.69% to -27.11%
2007	89	$14.88 to $17.62	$1,399	0.39%	0.75% to 1.50%	-4.31% to -3.60%
2006	102	$15.55 to $18.32	$1,650	0.01%	0.75% to 1.50%	13.67% to 14.58%
2005	107	$13.68 to $16.02	$1,511	0.24%	0.75% to 1.50%	6.29% to 7.08%
ING Baron Asset Portfolio - Service Class						
2009	40	$8.38 to $9.11	$338	-	0.70% to 1.25%	32.59% to 33.38%
2008	42	$6.32 to $6.83	$266	-	0.70% to 1.25%	-41.75% to -41.50%
2007	63	$10.85 to $10.94	$688	-	0.75% to 1.25%	7.53% to 8.10%
2006	1	$10.09 to $10.12	$7	(b)	0.75% to 1.25%	(b)
2005	(b)	(b)	(b)	(b)	(b)	(b)

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Baron Small Cap Growth Portfolio - Service Class												
2009	267	$8.00	to	$16.13	$3,335	-	0.70%	to	1.90%	32.67%	to	34.28%
2008	298	$6.03	to	$12.04	$2,765	-	0.70%	to	1.90%	-42.35%	to	-41.71%
2007	329	$10.46	to	$20.69	$5,233	-	0.75%	to	1.90%	4.08%	to	5.32%
2006	541	$10.05	to	$19.69	$7,061	-	0.75%	to	1.90%	13.49%	to	14.40%
2005	248	$15.20	to	$17.25	$3,883	-	0.75%	to	1.50%	5.78%	to	6.55%
ING Columbia Small Cap Value Portfolio - Service Class												
2009	80	$8.05	to	$8.36	$663	1.26%	0.75%	to	1.75%	22.53%	to	23.85%
2008	114	$6.54	to	$6.75	$761	0.08%	0.75%	to	1.90%	-35.38%	to	-34.59%
2007	164	$10.12	to	$10.32	$1,676	0.08%	0.75%	to	1.90%	1.00%	to	2.18%
2006	327	$10.02	to	$10.10	$3,294	(b)	0.75%	to	1.90%	(b)		
2005	(b)	(b)			(b)	(b)	(b)			(b)		
ING Davis New York Venture Portfolio - Service Class												
2009	260	$8.63	to	$12.92	$2,481	0.65%	0.70%	to	1.75%	29.39%	to	30.76%
2008	285	$6.65	to	$9.91	$2,118	0.76%	0.70%	to	1.90%	-40.36%	to	-39.73%
2007	274	$11.15	to	$13.92	$3,386	0.26%	0.75%	to	1.90%	2.20%	to	3.42%
2006	173	$10.91	to	$15.96	$2,083	-	0.75%	to	1.90%	12.11%	to	13.01%
2005	83	$11.31	to	$14.15	$982	-	0.75%	to	1.50%	2.35%	to	3.12%
ING JPMorgan Mid Cap Value Portfolio - Service Class												
2009	138	$9.40	to	$16.52	$1,764	1.21%	0.35%	to	1.50%	23.86%	to	24.83%
2008	129	$7.53	to	$13.27	$1,530	1.91%	0.70%	to	1.50%	-34.07%	to	-33.54%
2007	165	$17.23	to	$20.01	$2,982	0.52%	0.75%	to	1.50%	0.82%	to	1.58%
2006	156	$17.09	to	$19.74	$2,766	-	0.75%	to	1.50%	14.78%	to	15.69%
2005	137	$14.89	to	$17.10	$2,101	0.28%	0.75%	to	1.50%	6.89%	to	7.67%
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class												
2009	1,808	$4.57	to	$13.96	$18,675	-	0.35%	to	1.90%	29.83%	to	31.40%
2008	2,073	$3.52	to	$10.63	$16,298	-	0.70%	to	1.90%	-40.34%	to	-39.64%
2007	2,545	$5.90	to	$17.61	$32,332	-	0.75%	to	1.90%	-3.44%	to	-2.34%
2006	3,252	$6.11	to	$18.04	$42,509	-	0.75%	to	1.90%	8.14%	to	9.47%
2005	3,880	$5.65	to	$16.48	$48,357	-	0.75%	to	1.90%	9.28%	to	10.60%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Oppenheimer Global Portfolio - Initial Class						
2009	7,725	$9.70 to $12.14	$91,664	2.37%	0.35% to 1.90%	36.95% to 38.57%
2008	8,892	$7.00 to $8.78	$76,622	2.27%	0.70% to 1.90%	-41.47% to -40.72%
2007	10,904	$12.18 to $14.86	$159,447	1.08%	0.75% to 1.90%	4.48% to 5.77%
2006	13,690	$13.51 to $14.07	$190,280	0.07%	0.75% to 1.90%	15.80% to 17.09%
2005	15,774	$11.62 to $12.04	$193,562	(a)	0.75% to 1.90%	(a)
ING Oppenheimer Strategic Income Portfolio - Initial Class						
2009	3,753	$10.05 to $11.92	$43,730	3.79%	0.35% to 2.25%	18.91% to 20.74%
2008	4,539	$8.33 to $9.88	$44,027	5.46%	0.70% to 2.25%	-17.39% to -16.18%
2007	5,739	$11.33 to $11.79	$66,638	4.56%	0.75% to 2.25%	6.29% to 7.95%
2006	6,500	$10.54 to $10.93	$70,286	0.38%	0.75% to 2.25%	6.07% to 7.66%
2005	7,202	$9.99 to $10.13	$75,516	(a)	0.75% to 1.90%	(a)
ING Oppenheimer Strategic Income Portfolio - Service Class						
2009	9	$11.47	$108	6.45%	1.25%	19.85%
2008	2	$9.57	$16	5.56%	1.25%	-16.85%
2007	2	$11.51	$20	9.52%	1.25%	7.27%
2006	-	$10.73	$1	(b)	1.25%	(b)
2005	(b)	(b)	(b)	(b)	(b)	(b)
ING PIMCO Total Return Portfolio - Service Class						
2009	1,003	$11.14 to $14.46	$14,338	3.27%	0.70% to 1.50%	10.98% to 11.85%
2008	776	$9.96 to $12.94	$9,940	4.66%	0.70% to 1.50%	-1.68% to -0.92%
2007	620	$12.51 to $13.06	$8,027	3.35%	0.75% to 1.50%	7.75% to 8.56%
2006	563	$11.61 to $12.03	$6,721	1.62%	0.75% to 1.50%	2.47% to 3.26%
2005	492	$11.31 to $11.65	$5,693	1.55%	0.75% to 1.50%	0.53% to 1.30%
ING Pioneer High Yield Portfolio - Initial Class						
2009	1,614	$11.84 to $12.99	$19,385	7.84%	0.75% to 1.90%	63.99% to 65.90%
2008	1,746	$7.22 to $7.83	$12,668	7.56%	0.75% to 1.90%	-30.23% to -29.96%
2007	32	$11.08 to $11.18	$355	23.40%	0.75% to 1.25%	4.73% to 5.37%
2006	2	$10.58 to $10.61	$21	(b)	0.75% to 1.25%	(b)
2005	(b)	(b)	(b)	(b)	(b)	(b)

	Units* (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING Solution 2015 Portfolio - Service Class									
2009	311	$9.62	to $10.78	$3,305	3.95%	0.70%	to 1.50%	20.49%	to 21.46%
2008	280	$7.92	to $8.88	$2,423	2.37%	0.70%	to 1.50%	-27.94%	to -27.39%
2007	119	$11.99	to $12.23	$1,452	0.58%	0.75%	to 1.50%	3.01%	to 3.82%
2006	82	$11.64	to $11.78	$959	0.27%	0.75%	to 1.50%	9.36%	to 9.89%
2005	6	$10.68	to $10.72	$68	(a)	0.75%	to 1.25%	(a)	
ING Solution 2025 Portfolio - Service Class									
2009	204	$9.28	to $10.41	$2,009	3.22%	0.35%	to 1.50%	24.18%	to 24.90%
2008	186	$7.43	to $8.34	$1,467	1.08%	0.70%	to 1.25%	-34.64%	to -34.33%
2007	191	$12.53	to $12.70	$2,417	0.43%	0.75%	to 1.25%	3.30%	to 3.84%
2006	70	$12.13	to $12.23	$853	0.23%	0.75%	to 1.25%	11.18%	to 11.79%
2005	11	$10.91	to $10.94	$125	(a)	0.75%	to 1.25%	(a)	
ING Solution 2035 Portfolio - Service Class									
2009	239	$9.18	to $10.47	$2,339	2.94%	0.35%	to 1.25%	26.77%	to 27.50%
2008	157	$7.20	to $8.22	$1,196	1.34%	0.70%	to 1.25%	-37.78%	to -37.49%
2007	125	$12.97	to $13.15	$1,630	0.58%	0.75%	to 1.25%	4.01%	to 4.53%
2006	36	$12.47	to $12.58	$453	0.11%	0.75%	to 1.25%	12.65%	
2005	-	$11.07		$3	(a)	1.25%		(a)	
ING Solution 2045 Portfolio - Service Class									
2009	122	$8.96	to $10.44	$1,200	2.34%	0.35%	to 1.50%	28.18%	to 28.92%
2008	99	$6.95	to $8.10	$764	1.03%	0.70%	to 1.25%	-40.58%	to -40.27%
2007	102	$13.38	to $13.56	$1,381	0.36%	0.75%	to 1.25%	4.45%	to 4.95%
2006	21	$12.81	to $12.92	$272	0.05%	0.75%	to 1.25%	13.66%	
2005	-	$11.27		$3	(a)	1.25%		(a)	
ING Solution Income Portfolio - Service Class									
2009	131	$10.09	to $11.07	$1,436	5.89%	0.70%	to 1.25%	16.28%	to 16.38%
2008	144	$8.67	to $9.52	$1,349	1.53%	0.70%	to 0.75%	-17.29%	
2007	110	$11.35	to $11.51	$1,264	1.20%	0.75%	to 1.25%	3.94%	to 4.45%
2006	37	$10.92	to $11.02	$408	0.18%	0.75%	to 1.25%	6.02%	
2005	13	$10.30		$138	(a)	1.25%		(a)	

	Units* (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class									
2009	3,724	$9.16	to $11.62	$42,125	0.42%	0.35%	to 1.90%	43.73%	to 45.43%
2008	4,178	$6.30	to $8.01	$32,650	0.46%	0.70%	to 1.90%	-44.27%	to -43.58%
2007	4,927	$12.59	to $14.23	$68,707	0.19%	0.75%	to 1.90%	11.23%	to 12.51%
2006	6,287	$11.90	to $12.67	$78,292	-	0.75%	to 1.90%	7.04%	to 8.35%
2005	7,857	$11.07	to $11.73	$90,830	(a)	0.75%	to 1.90%	(a)	
ING T. Rowe Price Growth Equity Portfolio - Initial Class									
2009	1,461	$9.42	to $26.18	$31,789	0.16%	0.35%	to 1.50%	40.87%	to 41.88%
2008	1,613	$6.64	to $18.58	$25,211	1.34%	0.70%	to 1.50%	-43.09%	to -42.62%
2007	1,963	$12.35	to $32.60	$53,823	0.49%	0.75%	to 1.50%	8.25%	to 9.05%
2006	2,343	$12.35	to $30.09	$60,240	0.23%	0.75%	to 1.50%	11.65%	to 12.44%
2005	2,307	$13.30	to $26.93	$64,310	0.49%	0.75%	to 1.50%	4.59%	to 5.39%
ING Templeton Foreign Equity Portfolio - Initial Class									
2009	2,572	$8.07	to $9.17	$21,070	-	0.35%	to 1.90%	29.74%	to 31.31%
2008	2,911	$6.22	to $6.93	$18,241	(d)	0.70%	to 1.90%	(d)	
2007	(d)		(d)	(d)	(d)		(d)	(d)	
2006	(d)		(d)	(d)	(d)		(d)	(d)	
2005	(d)		(d)	(d)	(d)		(d)	(d)	
ING Thornburg Value Portfolio - Initial Class									
2009	1,201	$6.24	to $29.51	$17,350	1.13%	0.70%	to 1.90%	42.02%	to 43.73%
2008	1,334	$4.39	to $20.54	$13,421	0.52%	0.70%	to 1.90%	-40.92%	to -40.20%
2007	1,750	$7.43	to $34.35	$27,434	0.48%	0.75%	to 1.90%	5.24%	to 6.45%
2006	2,035	$7.06	to $32.27	$28,919	0.47%	0.75%	to 1.90%	14.61%	to 15.95%
2005	2,322	$6.16	to $27.83	$30,602	0.78%	0.75%	to 1.90%	-0.32%	to 0.80%
ING UBS U.S. Large Cap Equity Portfolio - Initial Class									
2009	1,402	$6.28	to $14.68	$16,616	1.39%	0.70%	to 1.90%	29.22%	to 30.74%
2008	1,676	$4.86	to $11.23	$15,297	2.38%	0.70%	to 1.90%	-40.95%	to -40.20%
2007	2,083	$8.23	to $18.78	$30,926	0.72%	0.75%	to 1.90%	-0.72%	to 0.43%
2006	2,519	$8.29	to $18.70	$36,982	0.79%	0.75%	to 1.90%	12.33%	to 13.68%
2005	3,105	$7.38	to $16.45	$40,268	0.88%	0.75%	to 1.90%	7.27%	to 8.51%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Van Kampen Comstock Portfolio - Service Class												
2009	90	$9.45	to	$13.06	$1,025	1.84%	0.70%	to	1.50%	26.58%	to	27.53%
2008	153	$7.41	to	$10.26	$1,370	3.71%	0.70%	to	1.50%	-37.39%	to	-36.94%
2007	180	$13.64	to	$16.31	$2,568	1.24%	0.75%	to	1.50%	-3.74%	to	-3.00%
2006	221	$14.17	to	$16.85	$3,248	0.66%	0.75%	to	1.50%	14.09%	to	14.99%
2005	252	$12.42	to	$14.68	$3,224	0.60%	0.75%	to	1.50%	1.97%	to	2.74%
ING Van Kampen Equity and Income Portfolio - Initial Class												
2009	5,882	$10.22	to	$11.52	$66,795	1.79%	0.35%	to	1.90%	20.33%	to	21.86%
2008	7,182	$8.39	to	$9.48	$67,293	4.97%	0.70%	to	1.90%	-24.82%	to	-23.94%
2007	9,133	$12.07	to	$12.49	$112,954	2.44%	0.75%	to	1.90%	1.59%	to	2.83%
2006	11,772	$11.84	to	$12.18	$142,375	1.91%	0.75%	to	1.90%	10.52%	to	11.84%
2005	13,462	$10.66	to	$10.91	$146,295	(a)	0.75%	to	1.90%	(a)		
ING Strategic Allocation Conservative Portfolio - Class I												
2009	544	$9.71	to	$18.12	$8,694	7.99%	0.70%	to	1.50%	16.09%	to	16.99%
2008	600	$8.30	to	$15.49	$8,278	4.46%	0.70%	to	1.50%	-24.71%	to	-24.14%
2007	712	$17.01	to	$20.42	$13,112	3.40%	0.75%	to	1.50%	4.23%	to	4.99%
2006	802	$16.28	to	$19.45	$14,115	2.69%	0.75%	to	1.50%	6.77%	to	7.58%
2005	795	$15.95	to	$18.08	$16,483	1.95%	0.75%	to	1.50%	2.31%	to	3.08%
ING Strategic Allocation Growth Portfolio - Class I												
2009	574	$8.39	to	$18.07	$8,694	9.92%	0.35%	to	2.25%	22.48%	to	24.86%
2008	711	$6.85	to	$14.54	$8,438	2.39%	0.70%	to	2.25%	-37.50%	to	-36.53%
2007	716	$10.96	to	$22.91	$14,104	1.78%	0.75%	to	2.25%	2.62%	to	4.28%
2006	800	$10.68	to	$21.97	$15,119	1.35%	0.75%	to	2.25%	10.67%	to	12.32%
2005	633	$16.45	to	$19.56	$14,815	1.22%	0.75%	to	1.50%	4.65%	to	5.39%
ING Strategic Allocation Moderate Portfolio - Class I												
2009	673	$9.08	to	$17.98	$10,045	8.73%	0.35%	to	2.25%	19.16%	to	21.48%
2008	770	$7.62	to	$14.87	$9,608	3.23%	0.70%	to	2.25%	-32.02%	to	-31.00%
2007	893	$11.21	to	$21.55	$16,300	2.24%	0.75%	to	2.25%	3.13%	to	4.71%
2006	1,165	$10.87	to	$20.58	$20,258	1.93%	0.75%	to	2.25%	8.70%	to	10.35%
2005	953	$12.95	to	$18.65	$21,319	1.57%	0.75%	to	1.50%	3.15%	to	3.90%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Growth and Income Portfolio - Class I												
2009	11,088	$6.57	to	$258.97	$215,519	1.43%	0.35%	to	2.25%	27.33%	to	29.89%
2008	11,849	$5.16	to	$200.72	$186,679	1.48%	0.70%	to	2.25%	-39.08%	to	-38.10%
2007	12,365	$8.47	to	$324.86	$339,189	1.33%	0.75%	to	2.25%	5.09%	to	6.62%
2006	14,714	$8.06	to	$305.35	$372,591	1.14%	0.75%	to	2.25%	11.63%	to	13.32%
2005	15,346	$7.36	to	$231.60	$383,782	0.99%	0.75%	to	1.90%	6.05%	to	7.34%
ING GET U.S. Core Portfolio - Series 5												
2009	139	$10.25	to	$10.72	$1,481	3.54%	1.45%	to	2.25%	-0.58%	to	0.19%
2008	159	$10.31	to	$10.70	$1,685	1.67%	1.45%	to	2.25%	-9.48%	to	-8.70%
2007	206	$11.32	to	$11.72	$2,393	1.73%	1.45%	to	2.40%	-0.35%	to	0.69%
2006	284	$11.36	to	$11.64	$3,282	1.93%	1.45%	to	2.40%	8.60%	to	9.60%
2005	374	$10.46	to	$10.62	$3,957	0.98%	1.45%	to	2.40%	0.19%	to	1.14%
ING GET U.S. Core Portfolio - Series 6												
2009	1,792	$10.04	to	$10.48	$18,495	2.06%	1.45%	to	2.25%	-0.59%	to	0.19%
2008	2,171	$10.10	to	$10.46	$22,445	1.88%	1.45%	to	2.25%	-8.27%	to	-7.52%
2007	2,779	$10.96	to	$11.31	$31,137	2.38%	1.45%	to	2.40%	0.83%	to	1.80%
2006	3,851	$10.87	to	$11.11	$42,523	2.61%	1.45%	to	2.40%	7.84%	to	8.81%
2005	6,780	$10.08	to	$10.21	$68,984	0.38%	1.45%	to	2.40%	0.20%	to	1.19%
ING GET U.S. Core Portfolio - Series 7												
2009	1,035	$9.98	to	$10.40	$10,586	2.28%	1.45%	to	2.25%	-1.29%	to	-0.48%
2008	1,220	$10.11	to	$10.45	$12,593	2.00%	1.45%	to	2.25%	-7.16%	to	-6.36%
2007	1,751	$10.84	to	$11.16	$19,355	2.47%	1.45%	to	2.40%	0.84%	to	1.73%
2006	2,664	$10.75	to	$10.97	$29,018	2.50%	1.45%	to	2.40%	7.61%	to	8.72%
2005	4,298	$9.99	to	$10.09	$43,222	0.06%	1.45%	to	2.40%	-0.10%	to	0.90%
ING GET U.S. Core Portfolio - Series 8												
2009	842	$10.18	to	$10.43	$8,683	2.16%	1.45%	to	1.95%	-0.10%	to	0.38%
2008	1,061	$10.02	to	$10.39	$10,922	1.90%	1.45%	to	2.40%	-8.74%	to	-7.81%
2007	1,361	$10.98	to	$11.27	$15,240	1.97%	1.45%	to	2.40%	1.10%	to	2.08%
2006	2,552	$10.86	to	$11.04	$28,056	1.80%	1.45%	to	2.40%	8.06%	to	9.09%
2005	3,197	$10.05	to	$10.12	$32,287	(a)	1.45%	to	2.40%	(a)		

181

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING GET U.S. Core Portfolio - Series 9												
2009	686	$10.01	to	$10.38	$7,044	2.23%	1.45%	to	2.25%	-0.69%	to	0.10%
2008	791	$10.08	to	$10.37	$8,130	2.08%	1.45%	to	2.25%	-7.35%	to	-6.58%
2007	1,076	$10.88	to	$11.10	$11,868	2.53%	1.45%	to	2.25%	1.59%	to	2.49%
2006	1,856	$10.71	to	$10.83	$20,035	1.29%	1.45%	to	2.25%	7.64%	to	8.52%
2005	2,337	$9.94	to	$10.00	$23,302	(a)	1.45%	to	2.40%		(a)	
ING GET U.S. Core Portfolio - Series 10												
2009	473	$9.98	to	$10.20	$4,779	2.65%	1.45%	to	1.95%	-2.82%	to	-2.30%
2008	630	$10.17	to	$10.44	$6,522	2.65%	1.45%	to	2.25%	-6.01%	to	-5.26%
2007	909	$10.82	to	$11.02	$9,950	2.31%	1.45%	to	2.25%	1.22%	to	2.04%
2006	1,672	$10.69	to	$10.80	$18,001	0.75%	1.45%	to	2.25%	7.33%	to	8.22%
2005	2,176	$9.96	to	$10.00	$21,698	(a)	1.45%	to	2.40%		(a)	
ING GET U.S. Core Portfolio - Series 11												
2009	586	$10.04	to	$10.38	$6,024	3.90%	1.45%	to	2.25%	-3.00%	to	-2.17%
2008	772	$10.30	to	$10.61	$8,130	2.27%	1.45%	to	2.40%	-1.90%	to	-0.93%
2007	1,072	$10.50	to	$10.71	$11,430	3.86%	1.45%	to	2.40%	-0.38%	to	0.56%
2006	1,783	$10.54	to	$10.65	$18,897	0.11%	1.45%	to	2.40%	5.29%	to	6.29%
2005	2,425	$10.01	to	$10.02	$24,279	(a)	0.95%	to	1.90%		(a)	
ING GET U.S. Core Portfolio - Series 12												
2009	1,522	$9.96	to	$10.33	$15,586	3.10%	1.45%	to	2.40%	-2.92%	to	-2.09%
2008	1,946	$10.26	to	$10.55	$20,401	1.62%	1.45%	to	2.40%	-8.47%	to	-7.54%
2007	3,718	$11.21	to	$11.41	$42,061	1.30%	1.45%	to	2.40%	0.54%	to	1.51%
2006	4,373	$11.15	to	$11.24	$48,943	(b)	1.45%	to	2.40%		(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	
ING GET U.S. Core Portfolio - Series 13												
2009	1,430	$9.89	to	$10.18	$14,452	3.52%	1.45%	to	2.25%	-4.26%	to	-3.42%
2008	1,853	$10.33	to	$10.54	$19,436	2.20%	1.45%	to	2.25%	0.10%	to	0.86%
2007	3,214	$10.30	to	$10.45	$33,324	0.61%	1.45%	to	2.40%	2.39%	to	3.36%
2006	4,416	$10.06	to	$10.11	$44,505	(b)	1.45%	to	2.40%		(b)	
2005	(b)		(b)		(b)	(b)		(b)			(b)	

182

	Units* (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING GET U.S. Core Portfolio - Series 14									
2009	1,241	$9.91 to	$10.20	$12,578	3.96%	1.45% to	2.40%	-3.22% to	-2.30%
2008	2,041	$10.24 to	$10.44	$21,091	1.89%	1.45% to	2.40%	0.59% to	1.56%
2007	2,501	$10.18 to	$10.28	$25,572	-	1.45% to	2.40%	2.50% to	2.80%
2006	9	$10.00		$85	(b)	0.95% to	1.25%	(b)	
2005	(b)	(b)		(b)	(b)	(b)		(b)	
ING BlackRock Science and Technology Opportunities Portfolio - Class I									
2009	1,248	$4.33 to	$14.96	$5,656	-	0.70% to	1.90%	49.83% to	51.79%
2008	1,247	$2.88 to	$9.89	$3,743	-	0.70% to	1.90%	-40.97% to	-40.27%
2007	1,830	$4.86 to	$16.58	$9,192	-	0.75% to	1.90%	16.82% to	18.20%
2006	1,911	$4.14 to	$14.07	$8,139	-	0.75% to	1.90%	5.24% to	6.60%
2005	2,617	$3.92 to	$13.24	$10,507	-	0.75% to	1.90%	9.56% to	10.87%
ING Index Plus LargeCap Portfolio - Class I									
2009	7,031	$7.02 to	$18.26	$84,361	3.02%	0.35% to	2.25%	20.43% to	22.96%
2008	8,508	$5.80 to	$14.93	$79,909	2.29%	0.70% to	2.25%	-38.56% to	-37.69%
2007	10,284	$9.42 to	$23.96	$155,324	1.17%	0.75% to	2.25%	2.70% to	4.22%
2006	9,664	$9.15 to	$22.99	$152,360	1.09%	0.75% to	2.25%	11.99% to	13.70%
2005	9,069	$8.14 to	$20.22	$161,314	1.24%	0.75% to	1.90%	3.43% to	4.62%
ING Index Plus MidCap Portfolio - Class I									
2009	494	$8.96 to	$20.51	$9,299	1.60%	0.35% to	1.50%	29.77% to	31.44%
2008	527	$6.85 to	$15.69	$7,814	1.43%	0.70% to	1.50%	-38.51% to	-38.02%
2007	606	$11.44 to	$25.34	$14,668	0.80%	0.75% to	1.50%	3.90% to	4.68%
2006	724	$10.94 to	$24.21	$16,714	0.62%	0.75% to	1.50%	7.81% to	8.63%
2005	859	$16.06 to	$22.30	$18,302	0.44%	0.75% to	1.50%	9.52% to	10.34%
ING Index Plus SmallCap Portfolio - Class I									
2009	293	$9.03 to	$14.96	$3,939	1.73%	0.35% to	1.50%	22.91% to	24.49%
2008	313	$7.28 to	$12.08	$3,465	0.94%	0.70% to	1.50%	-34.53% to	-34.09%
2007	375	$15.87 to	$18.33	$6,359	0.46%	0.75% to	1.50%	-7.63% to	-6.92%
2006	480	$11.11 to	$19.70	$8,727	0.41%	0.75% to	1.50%	12.07% to	13.00%
2005	614	$15.33 to	$17.45	$9,917	0.31%	0.75% to	1.50%	6.09% to	6.79%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING International Index Portfolio - Class I									
2009	989	$7.44	to $14.01	$11,857	-	0.70%	to 1.90%	25.89%	to 26.77%
2008	36	$5.91	to $5.94	$211	(d)	0.75%	to 1.50%	(d)	
2007	(d)	(d)		(d)	(d)	(d)		(d)	
2006	(d)	(d)		(d)	(d)	(d)		(d)	
2005	(d)	(d)		(d)	(d)	(d)		(d)	
ING International Index Portfolio - Class S									
2009	3	$12.72		$42	(e)	1.25%		(e)	
2008	(e)	(e)		(e)	(e)	(e)		(e)	
2007	(e)	(e)		(e)	(e)	(e)		(e)	
2006	(e)	(e)		(e)	(e)	(e)		(e)	
2005	(e)	(e)		(e)	(e)	(e)		(e)	
ING Opportunistic Large Cap Portfolio - Class I									
2009	943	$8.75	to $17.08	$13,488	1.61%	0.35%	to 1.90%	13.37%	to 14.84%
2008	334	$7.66	to $14.95	$4,682	2.09%	0.70%	to 1.50%	-36.59%	to -36.08%
2007	398	$15.20	to $23.39	$8,809	1.74%	0.75%	to 1.50%	1.50%	to 2.23%
2006	531	$11.05	to $22.88	$11,521	1.42%	0.75%	to 1.50%	14.29%	to 15.15%
2005	684	$12.96	to $19.87	$12,906	1.88%	0.75%	to 1.50%	5.44%	to 6.20%
ING Russell™ Large Cap Growth Index Portfolio - Class I									
2009	2,458	$11.71	to $12.73	$28,908	(e)	0.75%	to 1.90%	(e)	
2008	(e)	(e)		(e)	(e)	(e)		(e)	
2007	(e)	(e)		(e)	(e)	(e)		(e)	
2006	(e)	(e)		(e)	(e)	(e)		(e)	
2005	(e)	(e)		(e)	(e)	(e)		(e)	
ING Russell™ Large Cap Index Portfolio - Class I									
2009	1,651	$8.06	to $12.93	$20,115	-	0.70%	to 2.25%	22.17%	to 22.71%
2008	96	$6.63	to $6.65	$641	(d)	0.75%	to 1.25%	(d)	
2007	(d)	(d)		(d)	(d)	(d)		(d)	
2006	(d)	(d)		(d)	(d)	(d)		(d)	
2005	(d)	(d)		(d)	(d)	(d)		(d)	

184

	Units* (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)
ING Russell™ Large Cap Value Index Portfolio - Class I								
2009	812	$12.47	to $12.56	$10,184	(e)	0.95%	to 1.90%	(e)
2008	(e)	(e)		(e)	(e)	(e)		(e)
2007	(e)	(e)		(e)	(e)	(e)		(e)
2006	(e)	(e)		(e)	(e)	(e)		(e)
2005	(e)	(e)		(e)	(e)	(e)		(e)
ING Russell™ Large Cap Value Index Portfolio - Class S								
2009	125	$12.51	to $12.52	$1,568	(e)	1.25%	to 1.40%	(e)
2008	(e)	(e)		(e)	(e)	(e)		(e)
2007	(e)	(e)		(e)	(e)	(e)		(e)
2006	(e)	(e)		(e)	(e)	(e)		(e)
2005	(e)	(e)		(e)	(e)	(e)		(e)
ING Russell™ Mid Cap Growth Index Portfolio - Class S								
2009	8	$12.80	to $12.86	$101	(e)	0.75%	to 1.50%	(e)
2008	(e)	(e)		(e)	(e)	(e)		(e)
2007	(e)	(e)		(e)	(e)	(e)		(e)
2006	(e)	(e)		(e)	(e)	(e)		(e)
2005	(e)	(e)		(e)	(e)	(e)		(e)
ING Russell™ Mid Cap Index Portfolio - Class I								
2009	19	$8.18	to $8.25	$159	-	0.75%	to 1.25%	39.12%
2008	5	$5.93		$29	(d)	0.75%		(d)
2007	(d)	(d)		(d)	(d)	(d)		(d)
2006	(d)	(d)		(d)	(d)	(d)		(d)
2005	(d)	(d)		(d)	(d)	(d)		(d)
ING Russell™ Small Cap Index Portfolio - Class I								
2009	14	$8.69	to $8.76	$123	-	0.75%	to 1.25%	25.68%
2008	5	$6.97		$35	(d)	0.75%		(d)
2007	(d)	(d)		(d)	(d)	(d)		(d)
2006	(d)	(d)		(d)	(d)	(d)		(d)
2005	(d)	(d)		(d)	(d)	(d)		(d)

185

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING Small Company Portfolio - Class I									
2009	1,495	$9.21	to $26.63	$30,900	0.62%	0.35%	to 1.90%	25.16%	to 27.30%
2008	1,717	$7.27	to $21.03	$27,869	1.10%	0.70%	to 1.90%	-32.37%	to -31.57%
2007	2,343	$13.38	to $30.74	$53,080	0.20%	0.75%	to 1.90%	3.91%	to 5.13%
2006	3,127	$13.29	to $29.24	$68,006	0.41%	0.75%	to 1.90%	14.57%	to 15.93%
2005	3,533	$11.60	to $25.23	$72,337	0.14%	0.75%	to 1.90%	8.21%	to 9.46%
ING U.S. Bond Index Portfolio - Class I									
2009	63	$10.65	to $10.94	$675	3.37%	0.70%	to 1.25%	4.51%	to 5.09%
2008	9	$10.19	to $10.22	$96	(d)	0.75%	to 1.25%	(d)	
2007	(d)	(d)		(d)	(d)	(d)		(d)	
2006	(d)	(d)		(d)	(d)	(d)		(d)	
2005	(d)	(d)		(d)	(d)	(d)		(d)	
ING International Value Portfolio - Class I									
2009	248	$8.41	to $14.75	$3,320	1.39%	0.70%	to 1.50%	25.32%	to 26.28%
2008	338	$6.66	to $11.71	$3,607	2.63%	0.70%	to 1.50%	-43.61%	to -43.17%
2007	345	$18.07	to $20.65	$6,503	1.89%	0.75%	to 1.50%	11.75%	to 12.58%
2006	401	$16.17	to $18.38	$6,725	2.18%	0.75%	to 1.50%	27.52%	to 28.53%
2005	304	$12.68	to $14.33	$3,967	2.79%	0.75%	to 1.50%	7.82%	to 8.62%
ING MidCap Opportunities Portfolio - Class I									
2009	40	$9.75	to $13.30	$523	0.20%	0.70%	to 1.25%	39.80%	to 40.49%
2008	54	$6.94	to $9.47	$498	-	0.70%	to 1.25%	-38.42%	to -38.10%
2007	56	$14.81	to $15.30	$860	-	0.75%	to 1.25%	24.14%	to 24.80%
2006	34	$11.93	to $12.26	$411	-	0.75%	to 1.25%	6.42%	to 7.00%
2005	33	$11.21	to $11.46	$379	-	0.75%	to 1.25%	9.05%	to 9.56%
ING MidCap Opportunities Portfolio - Class S									
2009	264	$10.61	to $11.53	$2,989	0.11%	0.95%	to 1.90%	38.33%	to 39.59%
2008	336	$7.67	to $8.26	$2,720	-	0.95%	to 1.90%	-38.88%	to -38.27%
2007	533	$12.55	to $13.38	$6,959	-	0.95%	to 1.90%	23.04%	to 24.23%
2006	742	$10.20	to $10.77	$7,822	-	0.95%	to 1.90%	5.59%	to 6.63%
2005	1,074	$9.66	to $10.10	$10,674	-	0.95%	to 1.90%	8.05%	to 9.07%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING SmallCap Opportunities Portfolio - Class I												
2009	38	$8.09	to	$14.14	$320	-	0.70%	to	1.25%	29.44%	to	30.13%
2008	67	$6.25	to	$10.89	$522	-	0.70%	to	1.25%	-35.30%	to	-34.97%
2007	41	$9.66	to	$16.79	$410	-	0.75%	to	1.25%	8.66%	to	9.31%
2006	26	$8.89	to	$15.40	$241	-	0.75%	to	1.25%	11.12%	to	11.61%
2005	11	$8.00	to	$13.81	$88	-	0.75%	to	1.25%	7.82%	to	8.34%
ING SmallCap Opportunities Portfolio - Class S												
2009	264	$7.21	to	$7.74	$2,004	-	0.95%	to	1.75%	28.52%	to	29.43%
2008	320	$5.55	to	$5.98	$1,876	-	0.95%	to	1.90%	-35.84%	to	-35.14%
2007	465	$8.65	to	$9.22	$4,184	-	0.95%	to	1.90%	7.72%	to	8.73%
2006	629	$8.03	to	$8.48	$5,223	-	0.95%	to	1.90%	10.30%	to	11.29%
2005	810	$7.28	to	$7.62	$6,065	-	0.95%	to	1.90%	6.74%	to	7.78%
Janus Aspen Series Balanced Portfolio - Institutional Shares												
2009	-		$35.54		$13	6.90%		0.75%			24.92%	
2008	1		$28.45		$16	-		0.75%			-16.45%	
2007	1		$34.05		$23	4.55%		0.75%			9.70%	
2006	1		$31.04		$21	2.16%		0.75%			9.88%	
2005	1		$28.25		$19	-		0.75%			7.17%	
Janus Aspen Series Enterprise Portfolio - Institutional Shares												
2009	-	$23.95	to	$26.50	$2	-	0.75%	to	1.50%	42.64%	to	43.79%
2008	-	$16.79	to	$18.43	$1	-	0.75%	to	1.50%	-44.55%	to	-44.15%
2007	-	$30.28	to	$33.00	$8	-	0.75%	to	1.50%	20.21%	to	21.10%
2006	-	$25.19	to	$27.25	$7	-	0.75%	to	1.50%	11.96%	to	12.79%
2005	-	$22.50	to	$24.16	$6	-	0.75%	to	1.50%	10.62%	to	11.44%
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares												
2009	-		$28.12		$3	-		0.75%			12.35%	
2008	-		$25.03		$3	-		0.75%			5.26%	
2007	1		$23.78		$12	8.33%		0.75%			6.21%	
2006	1		$22.39		$12	4.88%		0.75%			3.47%	
2005	1		$21.64		$11	-		0.75%			1.22%	

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Janus Aspen Series Janus Portfolio - Institutional Shares												
2009	-		$17.95		$2	-		1.50%			34.36%		
2008	-	$13.36	to	$14.67	$5	-	0.75%	to	1.50%	-40.62%	to	-40.20%
2007	-	$22.50	to	$24.53	$9	-	0.75%	to	1.50%	13.35%	to	14.25%
2006	-	$19.85	to	$21.47	$8	0.49%	0.75%	to	1.50%	9.73%	to	10.56%
2005	-	$18.09	to	$19.42	$7	-	0.75%	to	1.50%	2.73%	to	3.52%
Janus Aspen Series Worldwide Portfolio - Institutional Shares												
2009	-		$21.67		$1	-		0.75%			36.63%		
2008	-		$15.86		$2	-		0.75%			-45.06%		
2007	-		$28.87		$8	-		0.75%			8.82%		
2006	-		$26.53		$7	1.72%		0.75%			17.29%		
2005	-		$22.62		$6	-		0.75%			5.11%		
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC												
2009	189	$9.07	to	$13.40	$2,101	0.44%	0.35%	to	1.50%	24.74%	to	26.24%
2008	222	$7.21	to	$10.69	$2,000	1.17%	0.70%	to	1.50%	-40.23%	to	-39.78%
2007	274	$14.54	to	$17.79	$4,141	0.43%	0.75%	to	1.50%	-0.95%	to	-0.20%
2006	306	$11.47	to	$17.86	$4,642	0.42%	0.75%	to	1.50%	10.54%	to	11.36%
2005	434	$13.28	to	$16.06	$5,924	0.52%	0.75%	to	1.50%	6.67%	to	7.43%
Oppenheimer Global Securities/VA												
2009	3		$21.52		$62	1.83%		0.75%			38.75%		
2008	3		$15.51		$47	1.53%		0.75%			-40.64%		
2007	3		$26.13		$84	1.20%		0.75%			5.53%		
2006	3		$24.76		$83	0.98%		0.75%			16.79%		
2005	3		$21.20		$72	2.12%		0.75%			13.49%		
Oppenheimer Main Street Fund®/VA												
2009	31	$8.55	to	$10.11	$288	1.84%	0.80%	to	1.25%	26.67%	to	27.33%
2008	35	$6.75	to	$7.94	$255	1.74%	0.80%	to	1.25%	-39.24%	to	-38.97%
2007	36	$11.11	to	$13.01	$434	0.98%	0.80%	to	1.25%	3.06%		
2006	32	$10.78	to	$12.56	$381	2.21%	0.80%	to	1.25%	13.59%	to	14.08%
2005	4,588	$8.60	to	$14.43	$58,462	1.38%	0.95%	to	1.90%	3.99%	to	4.98%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Oppenheimer Main Street Small Cap Fund®/VA												
2009	53	$9.34	to	$11.06	$586	0.83%	0.70%	to	1.50%	35.19%	to	36.21%
2008	47	$6.86	to	$8.12	$382	0.60%	0.70%	to	1.50%	-38.76%	to	-38.34%
2007	47	$12.90	to	$13.17	$617	0.30%	0.75%	to	1.50%	-2.71%	to	-1.94%
2006	54	$13.26	to	$13.43	$723	0.10%	0.75%	to	1.50%	13.65%	to	14.20%
2005	3	$11.72	to	$11.76	$41	(a)	0.75%	to	1.25%		(a)	
Oppenheimer MidCap Fund/VA												
2009	26	$7.20	to	$9.05	$195	-	0.80%	to	1.25%	30.91%	to	31.54%
2008	5	$5.50	to	$6.88	$37	-	0.80%	to	1.25%	-49.68%	to	-49.49%
2007	15	$10.93	to	$13.62	$180	-	0.80%	to	1.25%		5.00%	
2006	6	$10.41	to	$12.91	$74	-	0.80%	to	1.25%	1.66%	to	2.14%
2005	2,781	$5.20	to	$16.97	$32,591	-	0.95%	to	1.90%	10.32%	to	11.25%
PIMCO Real Return Portfolio - Administrative Class												
2009	671	$10.54	to	$13.04	$8,712	3.08%	0.70%	to	1.50%	16.60%	to	17.50%
2008	532	$8.97	to	$11.10	$5,888	4.40%	0.70%	to	1.50%	-8.21%	to	-7.81%
2007	383	$11.82	to	$12.04	$4,609	3.17%	0.75%	to	1.25%	9.14%	to	9.75%
2006	224	$10.75	to	$10.97	$2,452	4.26%	0.75%	to	1.50%	-0.37%	to	0.09%
2005	139	$10.87	to	$10.96	$1,526	3.42%	0.75%	to	1.25%		1.29%	
Pioneer Emerging Markets VCT Portfolio - Class I												
2009	308	$8.78	to	$9.18	$2,820	1.25%	0.70%	to	1.50%	72.08%	to	73.52%
2008	196	$5.06	to	$5.30	$1,033	0.51%	0.70%	to	1.50%	-58.85%	to	-58.50%
2007	225	$12.71	to	$12.77	$2,870	(c)	0.75%	to	1.50%		(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
Pioneer High Yield VCT Portfolio - Class I												
2009	45	$10.70	to	$12.48	$551	6.29%	0.70%	to	1.50%	57.99%	to	59.46%
2008	40	$6.71	to	$7.84	$308	7.95%	0.70%	to	1.50%	-36.33%	to	-35.90%
2007	119	$11.89	to	$12.23	$1,452	5.69%	0.75%	to	1.50%	4.53%	to	5.07%
2006	42	$11.48	to	$11.64	$480	4.35%	0.75%	to	1.25%		7.68%	
2005	12		$10.81		$133	6.30%		0.75%			1.22%	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Premier VIT OpCap Mid Cap Portfolio - Class I												
2009	90	$7.73	to	$7.83	$708	(e)	0.75%	to	1.25%	(e)		
2008	(e)		(e)		(e)	(e)		(e)		(e)		
2007	(e)		(e)		(e)	(e)		(e)		(e)		
2006	(e)		(e)		(e)	(e)		(e)		(e)		
2005	(e)		(e)		(e)	(e)		(e)		(e)		
Wanger International												
2009	168	$8.33	to	$9.36	$1,413	3.19%	0.70%	to	1.25%	47.96%	to	48.81%
2008	72	$5.63	to	$6.29	$406	1.14%	0.70%	to	1.25%	-46.28%	to	-45.96%
2007	112	$10.46	to	$10.51	$1,172	(c)	0.75%	to	1.50%	(c)		
2006	(c)		(c)		(c)	(c)		(c)		(c)		
2005	(c)		(c)		(c)	(c)		(c)		(c)		
Wanger Select												
2009	212	$9.46	to	$13.50	$2,845	-	0.70%	to	1.50%	63.80%	to	65.10%
2008	212	$5.73	to	$8.19	$1,732	-	0.70%	to	1.50%	-49.84%	to	-49.41%
2007	267	$15.75	to	$16.19	$4,305	-	0.75%	to	1.50%	7.73%	to	8.58%
2006	140	$14.62	to	$14.91	$2,085	0.29%	0.75%	to	1.50%	18.23%	to	18.80%
2005	44	$12.45	to	$12.55	$554	-	0.75%	to	1.25%	9.61%		
Wanger USA												
2009	36	$9.45	to	$12.13	$432	-	0.70%	to	1.50%	40.12%	to	41.26%
2008	27	$6.69	to	$8.60	$231	-	0.70%	to	1.50%	-40.59%	to	-40.11%
2007	30	$13.97	to	$14.36	$436	-	0.75%	to	1.50%	3.79%	to	4.59%
2006	42	$13.46	to	$13.73	$569	0.39%	0.75%	to	1.50%	6.53%	to	7.10%
2005	43	$12.72	to	$12.82	$552	-	0.75%	to	1.25%	10.42%		

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

(a)   As investment Division was not available until 2005, this data is not meaningful and is therefore not presented.

(b)   As investment Division was not available until 2006, this data is not meaningful and is therefore not presented.

(c)   As investment Division was not available until 2007, this data is not meaningful and is therefore not presented.

(d)   As investment Division was not available until 2008, this data is not meaningful and is therefore not presented.

(e)   As investment Division was not available until 2009, this data is not meaningful and is therefore not presented.

A   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying Fund In which the Division invests.

B   The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense, administrative and other charges, as defined in Note 5. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

*   Includes units for annuity contracts in payout beginning in 2006.

ING Life Insurance and Annuity Company and Subsidiaries

(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors
ING Life Insurance and Annuity Company

We have audited the accompanying consolidated balance sheets of ING Life Insurance and Annuity Company and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Life Insurance and Annuity Company and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in 2009 the Company changed its method of accounting for the recognition and presentation of other-than-temporary impairments.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 31, 2010,
except for Note 2, as to which the date is
April 5, 2010

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Operations
(In millions)

		Year Ended December 31,		
	2009	**2008**	**2007**
Revenue:			
Net investment income	$ 1,253.7	$ 1,083.7	$ 1,054.7
Fee income	533.8	612.9	769.9
Premiums	35.0	46.9	46.8
Broker-dealer commission revenue	275.3	622.5	568.4
Net realized capital gains (losses):			
Total other-than-temporary impairment losses	(442.0)	(1,052.5)	(76.0)
Portion of other-than-temporary impairment losses recognized in Other comprehensive income (loss)	47.5	-	-
Net other-than-temporary impairments recognized in earnings	(394.5)	(1,052.5)	(76.0)
Other net realized capital gains	162.4	399.4	48.4
Total net realized capital losses	(232.1)	(653.1)	(27.6)
Other income	16.4	21.3	20.3
Total revenue	1,882.1	1,734.2	2,432.5
Benefits and expenses:			
Interest credited and other benefits to contractowners	522.6	1,432.4	802.8
Operating expenses	597.6	687.5	652.2
Broker-dealer commission expense	275.3	622.5	568.4
Net amortization of deferred policy acquisition cost and value of business acquired	79.6	128.9	129.2
Interest expense	3.5	1.4	5.5
Total benefits and expenses	1,478.6	2,872.7	2,158.1
Income (loss) before income taxes	403.5	(1,138.5)	274.4
Income tax expense (benefit)	49.6	(108.3)	56.0
Net income (loss)	$ 353.9	$ (1,030.2)	$ 218.4

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Balance Sheets
(In millions, except share data)

		As of December 31,		
		2009		**2008**
Assets				
Investments:				
Fixed maturities, available-for-sale, at fair value				
(amortized cost of $15,038.2 at 2009 and $14,544.3 at 2008)	$	15,185.5	$	13,157.7
Equity securities, available-for-sale, at fair value				
(cost of $175.1 at 2009 and $247.7 at 2008)		187.9		240.3
Short-term investments		535.5		41.9
Mortgage loans on real estate		1,874.5		2,107.8
Policy loans		254.7		267.8
Loan-Dutch State obligation		674.1		-
Limited partnerships/corporations		426.2		513.9
Derivatives		129.0		235.2
Securities pledged (amortized cost of $483.7 at 2009 and $1,248.8 at 2008)		469.8		1,319.9
Total investments		19,737.2		17,884.5
Cash and cash equivalents		243.3		203.5
Short-term investments under securities loan agreement,				
including collateral delivered		351.0		483.9
Accrued investment income		217.2		205.8
Receivables for securities sold		3.1		5.5
Reinsurance recoverable		2,426.3		2,505.6
Deferred policy acquisition costs		901.8		865.5
Value of business acquired		991.5		1,832.5
Notes receivable from affiliate		175.0		175.0
Short-term loan to affiliate		287.2		-
Due from affiliates		49.1		13.8
Current income tax recoverable		23.9		38.6
Property and equipment		90.8		114.7
Other assets		100.8		233.3
Assets held in separate accounts		41,369.8		35,927.7
Total assets	$	66,968.0	$	60,489.9

The accompanying notes are an integral part of these consolidated financial statements.

C-4

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Balance Sheets
(In millions, except share data)

	As of December 31,	
	2009	**2008**
Liabilities and Shareholder's Equity		
Future policy benefits and claims reserves	$ 21,115.0	$ 20,782.1
Payables for securities purchased	18.4	1.6
Payables under securities loan agreement, including collateral held	351.0	488.3
Notes payable	4.9	17.9
Borrowed money	0.1	615.3
Due to affiliates	159.9	116.7
Deferred income taxes	351.2	101.1
Other liabilities	693.6	874.7
Liabilities related to separate accounts	41,369.8	35,927.7
Total liabilities	64,063.9	58,925.4
Shareholder's equity		
Common stock (100,000 shares authorized; 55,000 issued and outstanding; $50 per share value)	2.8	2.8
Additional paid-in capital	4,528.2	4,161.3
Accumulated other comprehensive loss	(15.0)	(482.1)
Retained earnings (deficit)	(1,611.9)	(2,117.5)
Total shareholder's equity	2,904.1	1,564.5
Total liabilities and shareholder's equity	$ 66,968.0	$ 60,489.9

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Changes in Shareholder's Equity

(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at January 1, 2007	$ 2.8	$ 4,299.5	$ (14.0)	$ (1,305.7)	$ 2,982.6
Comprehensive income:					
Net income	-	-	-	218.4	218.4
Other comprehensive loss, net of tax:					
Change in net unrealized capital gains (losses) on securities ($(27.7) pretax), including tax valuation allowance of $(6.4)	-	-	(24.4)	-	(24.4)
Pension liability ($7.1 pretax)	-	-	4.6	-	4.6
Total comprehensive income					198.6
Dividends paid	-	(145.0)	-	-	(145.0)
Employee share-based payments	-	4.8	-	-	4.8
Balance at December 31, 2007	2.8	4,159.3	(33.8)	(1,087.3)	3,041.0
Comprehensive loss:					
Net loss	-	-	-	(1,030.2)	(1,030.2)
Other comprehensive loss, net of tax:					
Change in net unrealized capital gains (losses) on securities ($(635.4) pretax), including tax valuation allowance of $6.4	-	-	(435.3)	-	(435.3)
Pension liability ($18.7 pretax)	-	-	(13.0)	-	(13.0)
Total comprehensive loss					(1,478.5)
Employee share-based payments	-	2.0	-	-	2.0
Balance at December 31, 2008	2.8	4,161.3	(482.1)	(2,117.5)	1,564.5
Cumulative effect of change in accounting principle, net of DAC and tax	-	-	(151.7)	151.7	-
Comprehensive loss:					
Net income	-	-	-	353.9	353.9
Other comprehensive loss, net of tax:					
Change in net unrealized capital gains (losses) on securities ($879.0 pretax), including change in tax valuation allowance of $(54.1)	-	-	656.2	-	656.2
Portion of other-than-temporary impairment losses recognized in other comprehensive income (loss) ($(47.5) pretax), including increase in tax valuation allowance of $16.1	-	-	(47.5)	-	(47.5)
Change in other-than-temporary impairment losses recognized in other comprehensive income (loss) ($0.8 pretax), including decrease in tax valuation allowance of $(0.3)	-	-	0.8	-	0.8
Pension liability ($14.3 pretax)	-	-	9.3	-	9.3
Total comprehensive loss					972.7
Capital contribution	-	365.0	-	-	365.0
Employee share-based payments	-	1.9	-	-	1.9
Balance at December 31, 2009	$ 2.8	$ 4,528.2	$ (15.0)	$ (1,611.9)	$ 2,904.1

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Cash Flows
(In millions)

	Year Ended December 31,		
	2009	2008	2007
Cash Flows from Operating Activities:			
Net income (loss)	$ 353.9	$ (1,030.2)	$ 218.4
Adjustments to reconcile net income (loss) to			
net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs, value			
of business acquired, and sales inducements	(152.8)	(205.1)	(193.4)
Net amortization of deferred policy acquisition costs,			
value of business acquired, and sales inducements	83.3	128.3	133.9
Net accretion/decretion of discount/premium	45.4	87.1	72.7
Future policy benefits, claims reserves, and			
interest credited	398.2	1,296.8	579.6
Provision for deferred income taxes	36.7	25.3	30.4
Net realized capital gains	232.1	653.1	27.6
Depreciation	10.4	56.7	18.2
Change in:			
Accrued investment income	(11.4)	(37.5)	12.1
Reinsurance recoverable	79.3	88.8	121.0
Other receivable and assets accruals	130.9	(115.3)	(37.0)
Due to/from affiliates	7.9	(17.2)	46.4
Other payables and accruals	46.0	(120.3)	17.8
Other, net	(110.6)	(44.0)	(16.4)
Net cash provided by operating activities	1,149.3	766.5	1,031.3
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, or redemption of:			
Fixed maturities, available-for-sale	5,864.2	9,039.7	10,235.6
Equity securities, available-for-sale	99.4	135.0	113.8
Mortgage loans on real estate	308.7	146.5	205.4
Limited partnerships/corporations	116.2	510.1	32.6
Derivatives	25.3	175.0	44.4
Acquisition of:			
Fixed maturities, available-for-sale	(6,215.4)	(11,593.4)	(8,425.5)
Equity securities, available-for-sale	(25.2)	(54.8)	(243.9)
Mortgage loans on real estate	(87.2)	(168.0)	(415.1)
Limited partnerships/corporations	(49.3)	(428.6)	(312.1)
Derivatives	(196.1)	(122.4)	(12.2)
Policy loans, net	13.1	5.6	(4.5)
Short-term investments, net	(492.7)	126.7	(163.3)
Loan-Dutch State obligation, net	124.8	-	-
Sales (purchases) of fixed assets, net	13.5	(24.0)	(90.5)
Collateral (delivered) held, net	(4.4)	23.2	(18.8)
Net cash (used in) provided by investing activities	(505.1)	(2,229.4)	945.9

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Cash Flows
(In millions)

| | Year Ended December 31, | | |
	2009	2008	2007
Cash Flows from Financing Activities:			
Deposits received for investment contracts	2,069.6	3,836.4	1,600.0
Maturities and withdrawals from investment contracts	(2,123.6)	(2,312.2)	(3,451.2)
Short-term (repayments) loans to (from) affiliates	(300.2)	13.0	45.0
Short-term repayments of repurchase agreements, net	(615.2)	(123.1)	(94.8)
Notes payable	-	-	9.9
Dividends to Parent	-	-	(145.0)
Contribution of capital	365.0	-	-
Net cash (used in) provided by financing activities	(604.4)	1,414.1	(2,036.1)
Net increase (decrease) in cash and cash equivalents	39.8	(48.8)	(58.9)
Cash and cash equivalents, beginning of year	203.5	252.3	311.2
Cash and cash equivalents, end of year	$ 243.3	$ 203.5	$ 252.3
Supplemental cash flow information:			
Income taxes paid (received), net	$ 13.7	$ (44.1)	$ 45.1
Interest paid	$ 4.8	$ 23.6	$ 44.6
Non-cash transfer: Loan-Dutch State obligation	$ 798.9	$ -	$ -

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

1.   **Organization and Significant Accounting Policies**

Basis of Presentation

ING Life Insurance and Annuity Company ("ILIAC") is a stock life insurance company domiciled in the state of Connecticut. ILIAC and its wholly-owned subsidiaries (collectively, the "Company") are providers of financial products and services in the United States. ILIAC is authorized to conduct its insurance business in all states and the District of Columbia.

The consolidated financial statements include ILIAC and its wholly-owned subsidiaries, ING Financial Advisers, LLC ("IFA") and Directed Services LLC ("DSL"). ILIAC is a direct, wholly-owned subsidiary of Lion Connecticut Holdings Inc. ("Lion" or "Parent"), which is an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"). ING is a global financial services holding company based in the Netherlands, with American Depository Shares listed on the New York Stock Exchange under the symbol "ING."

On May 11, 2006, ILIAC organized Northfield Windsor LLC ("NWL") as a wholly-owned subsidiary for the purpose of purchasing, constructing, developing, leasing, and managing a new corporate office facility to be located at One Orange Way, Windsor, Connecticut (the "Windsor Property"). Effective October 1, 2007, the principal executive office of ILIAC was changed to One Orange Way, Windsor, Connecticut. On October 31, 2007, ILIAC's subsidiary, NWL merged with and into ILIAC. As of the merger date, NWL ceased to exist, and ILIAC became the surviving corporation. The merger did not have an impact on ILIAC's consolidated results of operations and financial position, as NWL was a wholly-owned subsidiary and already included in the consolidated financial statements for all periods presented since its formation.

As part of a restructuring plan approved by the European Commission ("EC"), ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation over the next four years by divestment of its insurance and investment management operations, including the Company. ING has announced that it will explore all options for implementing the separation including initial public offerings, sales or a combination thereof.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Description of Business

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, and 457, as well as nonqualified deferred compensation plans and related services. The Company's products are offered primarily to individuals, pension plans, small businesses, and employer-sponsored groups in the health care, government, and education markets (collectively "not-for-profit" organizations) and corporate markets. The Company's products are generally distributed through pension professionals, independent agents and brokers, third party administrators, banks, dedicated career agents, and financial planners.

Products offered by the Company include deferred and immediate (payout annuities) annuity contracts. Company products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services along with a variety of investment options, including affiliated and nonaffiliated mutual funds and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with retirement plans, which contain certain benefit responsive guarantees (i.e., liquidity guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. The Company also offers pension and retirement savings plan administrative services.

The Company has one operating segment.

Recently Adopted Accounting Standards

Measuring the Fair Value of Certain Alternative Investments

In September 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2009-12, "Fair Value Measurements and Disclosures (ASC Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)" ("ASU 2009-12"), which allows the use of net asset value to estimate the fair value of certain alternative investments, such as interests in hedge funds, private equity funds, real estate funds, venture capital funds, offshore fund vehicles, and funds of funds. In addition, ASU 2009-12 requires disclosures about the attributes of such investments.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The provisions of ASU 2009-12 were adopted by the Company on December 31, 2009. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as its guidance is consistent with that previously applied by the Company under US GAAP. The disclosure provisions required by ASU 2009-12 are presented in the Investments footnote to these consolidated financial statements.

Measuring Liabilities at Fair Value

In August 2009, the FASB issued ASU 2009-05, "Fair Value Measurements and Disclosures (ASC Topic 820): Measuring Liabilities at Fair Value" ("ASU 2009-05"), which clarifies that in circumstances where a quoted price in an active market for an identical liability is not available, one of the following techniques should be used to measure a liability's fair value:

- The quoted price of the identical liability when traded as an asset; or
- Quoted prices for similar liabilities or similar liabilities traded as assets; or
- Another valuation technique consistent with the principles of ASC Topic 820, such as the income approach or a market approach.

ASU 2009-05 also clarifies that restrictions preventing the transfer of a liability should not be considered as an adjustment in the measurement of its fair value.

The provisions of ASU 2009-05 were adopted by the Company on December 31, 2009. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as its guidance is consistent with that previously applied by the Company under US GAAP.

FASB Accounting Standards Codification

In June 2009, the FASB issued ASU 2009-01, "Topic 105 - Generally Accepted Accounting Principles: amendments based on Statement of Financial Accounting Standards No. 168, "The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles ("ASU 2009-01"), which confirms that as of July 1, 2009, the "FASB Accounting Standards Codification™" ("the Codification" or "ASC") is the single official source of authoritative, nongovernmental US GAAP. All existing accounting standard documents are superseded, and all other accounting literature not included in the Codification is considered nonauthoritative.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The Company adopted the Codification as of July 1, 2009. There was no effect on the Company's financial condition, results of operations, or cash flows. The Company has revised its disclosures to incorporate references to the Codification topics.

Subsequent Events

In May 2009, the FASB issued new guidance on subsequent events, included in ASC Topic 855, "Subsequent Events," which establishes:

- The period after the balance sheet date during which an entity should evaluate events or transactions for potential recognition or disclosure in the financial statements;
- The circumstances under which an entity should recognize such events or transactions in its financial statements; and
- Disclosures regarding such events or transactions and the date through which an entity has evaluated subsequent events.

These provisions, as included in ASC Topic 855, were adopted by the Company on June 30, 2009. In addition, in February 2010, the FASB issued ASU 2010-09, "Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements", which clarifies that an SEC filer should evaluate subsequent events through the date the financial statements are issued and eliminates the requirement for an SEC filer to disclose that date, effective upon issuance. The Company determined that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied by the Company under U.S. auditing standards. The disclosure provisions included in ASC Topic 855, as amended, are presented in this Organization and Significant Accounting Policies footnote.

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly

In April 2009, the FASB issued new guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly, included in ASC Topic 820, "Fair Value Measurements and Disclosures," which confirms that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. In addition, this guidance, as included in ASC Topic 820:

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

- Clarifies factors for determining whether there has been a significant decrease in market activity for an asset or liability;
- Requires an entity to determine whether a transaction is not orderly based on the weight of the evidence; and
- Requires an entity to disclose in interim and annual periods the input and valuation technique used to measure fair value and any change in valuation technique.

These provisions, as included in ASC Topic 820, were adopted by the Company on April 1, 2009. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as its guidance is consistent with that previously applied by the Company under US GAAP.

Recognition and Presentation of Other-Than-Temporary Impairments

In April 2009, the FASB issued new guidance on recognition and presentation of other-than-temporary impairments, included in ASC Topic 320, "Investments-Debt and Equity Securities," which requires:

- Noncredit related impairments to be recognized in other comprehensive income (loss), if management asserts that it does not have the intent to sell the security and that it is more likely than not that the entity will not have to sell the security before recovery of the amortized cost basis;
- Total other-than-temporary impairments ("OTTI") to be presented in the statement of earnings with an offset recognized in other comprehensive income (loss) for the noncredit related impairments;
- A cumulative effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized other-than-temporary impairment from retained earnings to accumulated other comprehensive income (loss); and
- Additional interim disclosures for debt and equity securities regarding types of securities held, unrealized losses, and other-than-temporary impairments.

These provisions, as included in ASC Topic 320, were adopted by the Company on April 1, 2009. As a result of implementation, the Company recognized a cumulative effect of change in accounting principle of $151.7 after considering the effects of deferred policy acquisition costs ("DAC") and income taxes of $(134.0) and $46.9, respectively, as an increase to April 1, 2009 Retained earnings (deficit) with a corresponding decrease to Accumulated other comprehensive income (loss).

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

In addition, the Company recognized an increase in amortized cost for previously impaired securities due to the recognition of the cumulative effect of change in accounting principle as of April 1, 2009, as follows:

	Change in Amortized Cost
Fixed maturities:	
U.S. corporate, state and municipalities	$ 47.0
Foreign	45.0
Residential mortgage-backed	14.3
Commercial mortgage-backed	88.5
Other asset-backed	44.0
Total investments, available-for-sale	$ 238.8

The disclosure provisions, as included in ASC Topic 320, are presented in the Investments footnote to these consolidated financial statements.

Interim Disclosures about Fair Value of Financial Instruments

In April 2009, the FASB issued new guidance on interim disclosures about fair value of financial instruments, included in ASC Topic 825, "Financial Instruments," which requires that the fair value of financial instruments be disclosed in an entity's interim financial statements, as well as in annual financial statements. The provisions included in ASC Topic 825 also require that fair value information be presented with the related carrying value and that the method and significant assumptions used to estimate fair value, as well as changes in method and significant assumptions, be disclosed.

These provisions, as included in ASC Topic 825, were adopted by the Company on April 1, 2009 and are presented in the Financial Instruments footnote to these consolidated financial statements. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows.

Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued new guidance on disclosures about derivative instruments and hedging activities, included in ASC Topic 815, "Derivatives and Hedging," which requires enhanced disclosures about objectives and strategies for using derivatives, fair value amounts of and gains and losses on derivative instruments, and credit-risk-related contingent features in derivative agreements, including:

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

- How and why derivative instruments are used;
- How derivative instruments and related hedged items are accounted for under US GAAP for derivative and hedging activities; and
- How derivative instruments and related hedged items affect an entity's financial statements.

These provisions, as included in ASC Topic 815, were adopted by the Company on January 1, 2009 and are included in the Financial Instruments footnote to these consolidated financial statements. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows. In addition, the Company's derivatives are generally not accounted for using hedge accounting treatment under ASC Topic 815, as the Company has not historically sought hedge accounting treatment.

Business Combinations

In December 2007, the FASB issued new guidance on business combinations, included in ASC Topic 805, "Business Combinations." ASC Topic 805 requires most identifiable assets, liabilities, noncontrolling interest, and goodwill, acquired in a business combination to be recorded at full fair value as of the acquisition date, even for acquisitions achieved in stages. In addition, the guidance requires:

- Acquisition-related costs to be recognized separately and generally expensed;
- Non-obligatory restructuring costs to be recognized separately when the liability is incurred;
- Contractual contingencies acquired to be recorded at acquisition-date fair values;
- A bargain purchase, which occurs when the fair value of net assets acquired exceeds the consideration transferred plus any non-controlling interest in the acquiree, to be recognized as a gain; and
- The nature and financial effects of the business combination to be disclosed.

These provisions, as included in ASC Topic 805, also amend or eliminate various other authoritative literature.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

In addition, in April 2009, the FASB issued new guidance on accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies, which rescinds requirements to recognize contingent assets and liabilities acquired in a business combination at fair value on the acquisition date, and reinstates certain previous guidance to value many of those contingencies under ASC Topic 450, "Contingencies."

These provisions, as included in ASC Topic 805, were adopted by the Company on January 1, 2009. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows as of December 31, 2009, as there have been no acquisitions for the year ended December 31, 2009.

Equity Method Investment Accounting

In November 2008, a consensus was reached on new guidance on equity method investment accounting considerations, included in ASC Topic 323, "Investments-Equity Method and Joint Ventures," which requires, among other provisions, that:

- Equity method investments be initially measured at cost;
- Contingent consideration only be included in the initial measurement;
- An investor recognize its share of any impairment charge recorded by the equity investee; and
- An investor account for a share issuance by an equity investee as if the investor had sold a proportionate share of its investment.

These provisions, as included in ASC Topic 323, were adopted by the Company on January 1, 2009. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows as of December 31, 2009, as there have been no acquisitions or changes in ownership for the year ended December 31, 2009.

New Accounting Pronouncements

Improving Disclosures about Fair Value Measurements

In January 2010, the FASB issued ASU 2010-06, "Fair Value Measurements and Disclosure (ASC Topic 820): Improving Disclosures about Fair Value Measurements," ("ASU 2010-06"), which requires several new disclosures, as well as clarification to existing disclosures, as follows:

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

- Significant transfers in and out of Level 1 and Level 2 fair value measurements and the reason for the transfers;
- Purchases, sales, issuances, and settlement, in the Level 3 fair value measurements reconciliation on a gross basis;
- Fair value measurement disclosures for each class of assets and liabilities (i.e., disaggregated); and
- Valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 fair value measurements.

The provisions of ASU 2010-06 are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures related to the Level 3 reconciliation, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2010-06.

Accounting and Reporting Decreases in Ownership of a Subsidiary

In January 2010, the FASB issued ASU 2010-02 "Consolidations (ASC Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification," ("ASU 2010-02"), which clarifies that the scope of the decrease in ownership provisions applies to the following:

- A subsidiary or group of assets that is a business or nonprofit activity;
- A subsidiary that is a business or nonprofit activity that is transferred to an equity method investee or joint venture; and
- An exchange of a group of assets that constitutes a business or nonprofit activity for a noncontrolling interest in an entity (including an equity method investee or joint venture).

ASU 2010-02 also notes that the decrease in ownership guidance does not apply to sales of in substance real estate and expands disclosure requirements.

The provisions of ASU 2010-02 are effective as of the beginning of the first interim or annual reporting period after December 15, 2009, and are required to be applied retrospectively to January 1, 2009. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2010-02.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities

In December 2009, the FASB issued ASU 2009-17, "Consolidations (ASC Topic 810): Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities," ("ASU 2009-17"), which eliminates the exemption for qualifying special-purpose entities ("QSPEs"), as well as amends the consolidation guidance for variable interest entities ("VIEs"), as follows:

- Removes the quantitative-based assessment for consolidation of VIEs and, instead, requires a qualitative assessment of whether an entity has the power to direct the VIE's activities, and whether the entity has the obligation to absorb losses or the right to reserve benefits that could be significant to the VIE; and
- Requires an ongoing reassessment of whether an entity is the primary beneficiary of a VIE.

In addition, in February 2010, the FASB issued ASU 2010-10, "Consolidation (ASC Topic 810): Amendments for Certain Investment Funds" (ASU 2010-10), which primarily defers ASU 2009-17 for an investment in an entity that is accounted for as an investment company.

The provisions of ASU 2009-17 and ASU 2010-10 are effective as of the beginning of the first fiscal year that begins after November 15, 2009, and for subsequent interim and annual reporting periods. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2009-17 and ASU 2010-10.

Accounting for Transfers of Financial Assets

In December 2009, the FASB issued ASU 2009-16 "Transfers & Servicing (ASC Topic 860): Accounting for Transfers of Financial Assets" ("ASU 2009-16"), which eliminates the QSPE concept and requires a transferor of financial assets to:

- Consider the transferor's continuing involvement in assets, limiting the circumstances in which a financial asset should be derecognized when the transferor has not transferred the entire asset to an entity that is not consolidated;
- Account for the transfer as a sale only if an entity transfers an entire financial asset and surrenders controls, unless the transfer meets the conditions for a participating interest; and

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

▪ Recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a transfer of financial assets accounted for as a sale.

The provisions of ASU 2009-16 are effective as of the beginning of the first fiscal year that begins after November 15, 2009, and for subsequent interim and annual reporting periods. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2009-16.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Reclassifications

Certain reclassifications have been made to prior year financial information to conform to the current year classifications.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, certain money market instruments, and other debt issues with a maturity of 90 days or less when purchased.

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the consolidated financial statements, as of December 31, 2009 and for the three years ended December 31, 2009, 2008, and 2007, were issued.

Investments

All of the Company's fixed maturities and equity securities are currently designated as available-for-sale. Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Shareholder's equity, after adjustment, if any, for related changes in experience-rated contract allocations, DAC, value of business acquired ("VOBA"), and deferred income taxes.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Other-Than-Temporary Impairments

The Company analyzes its general account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes, and changes in ratings of the security.

When assessing the Company's intent to sell a security or if it is more likely than not it will be required to sell a security before recovery of its cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow needs.

When the Company has determined it has the intent to sell or if it is more likely than not that it will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost ("intent impairment") the individual security is written down from amortized cost to fair value and a corresponding charge is recorded in Net realized capital gains (losses) on the Consolidated Statements of Operations as an other-than-temporary impairment ("OTTI"). If the Company does not intend to sell the security nor is it more likely than not it will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) on the Consolidated Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss) on the Consolidated Balance Sheets in accordance with the requirements of ASC Topic 320.

In order to determine the amount of the OTTI that is considered a credit impairment, the Company estimates the recovery value by performing a discounted cash flow analysis based upon the best estimate of expected future cash flows, discounted at the effective interest rate implicit in the underlying debt security. The effective interest rate is the original yield for a fixed rate security or current coupon yield for a floating rate security.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Experience-Rated Products

Included in available-for-sale securities are investments that support experience-rated products. Experience-rated products are products where the customer, not the Company, assumes investment (including realized capital gains and losses) and other risks, subject to, among other things, minimum principal and interest guarantees. Unamortized realized capital gains (losses) on the sale of and unrealized capital gains (losses) on investments supporting these products are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets. Net realized capital gains (losses) on all other investments are reflected in the Consolidated Statements of Operations. Unrealized capital gains (losses) on all other investments are reflected in Accumulated other comprehensive income (loss) in Shareholder's equity, net of DAC and VOBA adjustments, and related income taxes. During 2008 and 2009, due to the economic environment, which resulted in significant realized and unrealized losses associated with assets supporting experience-rated contracts, the Company accelerated the amortization of realized losses and recorded such amounts in Interest credited and other benefits to contractowners in the Consolidated Statements of Operations and recorded unrealized losses in Accumulated other comprehensive income (loss) in Shareholder's equity rather than Future policy benefits and claims reserves.

Purchases and Sales

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date.

Valuation of Investments and Derivatives

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third party commercial pricing services, brokers, and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from brokers and third-party commercial pricing services are non-binding. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

All valuation methods and assumptions are validated at least quarterly to ensure the accuracy and relevance of the fair values. There were no material changes to the valuation methods or assumptions used to determine fair values during 2009.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The following valuation methods and assumptions were used by the Company in estimating reported values for the investments and derivatives described below:

Fixed maturities, available-for-sale: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. The fair values for marketable bonds without an active market, excluding subprime residential mortgage-backed securities, are obtained through several commercial pricing services, which provide the estimated fair values and are classified as Level 2 assets. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data.

Fair values of privately placed bonds are determined using a matrix-based pricing model and are classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

The fair values for certain collateralized mortgage obligations ("CMO-Bs") are determined by taking the average of broker quotes when more than one broker quote is provided. Approximately three broker quotes are currently being provided for these securities. A few of the CMO-Bs are priced by the originating broker due to the complexity and unique characteristics of the assets. CMO-Bs are classified as Level 3 assets due to the lack of corroborating evidence to support a higher level and the inactivity of the market for these bonds.

Trading activity for the Company's Residential Mortgage-backed Securities ("RMBS"), particularly subprime and Alt-A RMBS, declined during 2008 as a result of the dislocation of the credit markets. During 2008 and 2009, the Company continued to obtain pricing information from commercial pricing services and brokers. However, the pricing for subprime and Alt-A RMBS did not represent regularly occurring market transactions since the trading activity declined significantly in the second half of 2008. As a result, the Company concluded in the second half of 2008 that the market for subprime and Alt-A RMBS was inactive and classified these securities as Level 3 assets. The Company did not change its valuation procedures, which are consistent with those used for Level 2 marketable bonds without an active market, as a result of

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

determining that the market was inactive. While the market for subprime and Alt-A RMBS remained largely inactive in the first half of 2009 compared to prior years, the Company noted an increase in trade activity of Alt-A RMBS during the second half of 2009. Therefore, the Company determined that the Alt-A RMBS should be transferred to Level 2 of the valuation hierarchy as its overall assessment of the market is that it is now active. The market for subprime RMBS remains largely inactive, and as such these securities will remain in Level 3 of the valuation hierarchy. The Company will continue to monitor market activity for RMBS to determine proper classification in the valuation hierarchy.

Broker quotes and prices obtained from pricing services are reviewed and validated monthly through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. At December 31, 2009, $93.4 and $11.2 billion of a total of $15.7 billion in fixed maturities were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing model and CMO-Bs valued using average broker quotes.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor, and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, broker quotes are solicited. All prices and broker quotes obtained, with the exception of CMO-B securities, go through the review process described above, including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents "exit price" for the instrument.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Equity securities, available-for-sale: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 3 assets.

Short-term investments: The fair values for certain short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

Derivatives: The carrying amounts for these financial instruments, which can be assets or liabilities, reflect the fair value of the assets and liabilities. Derivatives are carried at fair value (on the Consolidated Balance Sheets), which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, Standard & Poor's ("S&P") 500 Index prices, and London Inter Bank Offered Rates ("LIBOR"), or through values established by third party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. Valuations for the Company's futures contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

Product guarantees: The Company records reserves for product guarantees, which can be either assets or liabilities, for annuity contracts containing guaranteed credited rates in accordance with ASC 815, "Derivatives and Hedging". The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The fair value of the obligation is calculated based on the income approach as described in ASC 820. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other best estimate assumptions. These derivatives are classified as Level 3 assets. Explicit risk margins in the

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

actuarial assumptions underlying valuations are included, as well as an explicit recognition of all nonperformance risks as required by US GAAP. Nonperformance risk for product guarantees contains adjustments to the fair values of these contract liabilities related to the current credit standing of ING and the Company based on credit default swaps with similar term to maturity and priority of payment. The ING credit default spread is applied to the discount factors for product guarantees in the Company's valuation model in order to incorporate credit risk into the fair values of these product guarantees. As of December 31, 2009, the credit spread of ING and the Company changed in relation to prior periods, which resulted in an increase in the value of the derivatives for product guarantees.

The following investments are reported at values other than fair value on the Consolidated Balance Sheets, and are therefore not categorized in the fair value hierarchy:

Mortgage loans on real estate: Mortgage loans on real estate are reported at amortized cost, less impairment write-downs and allowance for losses. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to either the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Net realized capital gains (losses).

Policy loans: The reported value of policy loans is equal to the carrying, or cash surrender, value of the loans. Policy loans are fully collateralized by the account value of the associated insurance contracts.

Loan - Dutch State obligation: The reported value of the State of the Netherlands (the "Dutch State") loan obligation is based on the outstanding loan balance plus any unamortized premium.

Limited partnerships/corporations: The carrying value for these investments, primarily private equities and hedge funds, is determined based on the Company's degree of influence over the investee's operating and financial policies along with the percent of the investee that the Company owns. Those investments where the Company has determined it has significant influence are accounted for under the equity method, with the remainder accounted for under the cost method.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments.

Repurchase Agreements

The Company engages in dollar repurchase agreements with mortgage-backed securities ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements typically meet the requirements to be accounted for as financing arrangements. The Company enters into dollar roll transactions by selling existing mortgage-backed securities and concurrently entering into an agreement to repurchase similar securities within a short time frame in the future at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company and the Company, in turn, repays the loan amount along with the additional agreed upon interest. Company policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets (the "Required Collateral Value Amount"). Cash collateral received is invested in short term investments, with the offsetting collateral liability included in Borrowed money on the Consolidated Balance Sheets. As of December 31, 2009, there are no securities pledged in dollar rolls and repurchase agreement transactions. At December 31, 2008, the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions was $657.2 and is included in Securities pledged on the Consolidated Balance Sheets. The repurchase obligation related to dollar rolls and repurchase agreements, including accrued interest, totaled $0.1 and $615.3, respectively at December 31, 2009 and 2008, and is included in Borrowed money on the Consolidated Balance Sheets.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The Company also enters into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. Company policy requires that, at all times during the term of the reverse repurchase agreements, cash or other collateral types provided is sufficient to allow the counterparty to fund substantially all of the cost of purchasing replacement assets. At December 31, 2009 and 2008, the Company did not have any securities pledged under reverse repurchase agreements.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, an amount that was immaterial at December 31, 2009. The Company believes the counterparties to the dollar rolls, repurchase, and reverse repurchase agreements are financially responsible and that the counterparty risk is minimal, based on counterparty ongoing monitoring processes.

Securities Lending

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. At December 31, 2009 and 2008, the fair value of loaned securities was $339.5 and $474.8, respectively, and is included in Securities pledged on the Consolidated Balance Sheets.

Derivatives

The Company's use of derivatives is limited mainly to hedging purposes to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, and market risk. Generally, derivatives are not accounted for using hedge accounting treatment under US GAAP, as the Company has not historically sought hedge accounting treatment.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The Company enters into interest rate, equity market, credit default, and currency contracts, including swaps, caps, floors, and options, to reduce and manage risks associated with changes in value, yield, price, cash flow, or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index, or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Open derivative contracts are reported as either Other investments or Other liabilities, as appropriate, on the Consolidated Balance Sheets. Changes in the fair value of such derivatives are recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

If the Company's current debt and claims paying ratings were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity. For the majority of the Company's counterparties, there is a termination event should the Company's long term debt ratings drop below BBB+/Baa1.

The Company also has investments in certain fixed maturity instruments, and has issued certain products with guarantees, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads.

Embedded derivatives within fixed maturity instruments are included in Fixed maturities, available-for-sale, on the Consolidated Balance Sheets, and changes in fair value are recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

Embedded derivatives within retail annuity products are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets, and changes in the fair value are recorded in Interest credited and benefits to contractowners in the Consolidated Statements of Operations.

Deferred Policy Acquisition Costs and Value of Business Acquired

General

DAC represents policy acquisition costs that have been capitalized and are subject to amortization. Such costs consist principally of certain commissions, underwriting, contract issuance, and certain agency expenses, related to the production of new and renewal business.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

VOBA represents the outstanding value of in force business capitalized in purchase accounting when the Company was acquired and is subject to amortization. The value is based on the present value of estimated profits embedded in the Company's contracts.

Current US GAAP guidance for universal life and investment-type products, such as fixed and variable deferred annuities, indicates DAC and VOBA are amortized, with interest, over the life of the related contracts in relation to the present value of estimated future gross profits from investment, mortality, and expense margins, plus surrender charges.

<u>Internal Replacements</u>

Contractowners may periodically exchange one contract for another, or make modifications to an existing contract. Beginning January 1, 2007, these transactions are identified as internal replacements and are accounted for in accordance with current US GAAP guidance for DAC related to modification or exchange of insurance contracts.

Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts, as follows:

- For deferred annuities, the estimated future gross profits of the new contracts are treated as revisions to the estimated future gross profits of the replaced contracts in the determination of amortization.
- As of January 1, 2007, internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of deferred policy acquisition costs and value of business acquired in the Consolidated Statements of Operations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

<u>Unlocking</u>

Changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates. Several assumptions are considered significant in the estimation of future gross profits associated with variable deferred annuity products. One of the most significant assumptions involved in the estimation of future gross profits is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. Other significant assumptions include surrender and lapse rates, estimated interest spread, and estimated mortality.

Due to the relative size and sensitivity to minor changes in underlying assumptions of DAC and VOBA balances, the Company performs quarterly and annual analyses of DAC and VOBA. The DAC and VOBA balances are evaluated for recoverability.

At each evaluation date, actual historical gross profits are reflected, and estimated future gross profits and related assumptions are evaluated for continued reasonableness. Any adjustment in estimated future gross profits requires that the amortization rate be revised ("unlocking"), retroactively to the date of the policy or contract issuance. The cumulative unlocking adjustment is recognized as a component of current period amortization. In general, sustained increases in investment, mortality, and expense margins, and thus estimated future gross profits, lower the rate of amortization. Sustained decreases in investment, mortality, and expense margins, and thus estimated future gross profits, however, increase the rate of amortization.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation. Expenditures for replacements and major improvements are capitalized; maintenance and repair expenditures are expensed as incurred.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

At December 31, 2009 and 2008, total accumulated depreciation and amortization was $92.0 and $103.0, respectively. Depreciation on property and equipment is provided on a straight-line basis over the estimated useful lives of the assets with the exception of land and artwork, which are not depreciated or amortized. The Company's property and equipment are depreciated using the following estimated useful lives.

	Estimated Useful Lives
Buildings	40 years
Furniture and fixtures	5 years
Leasehold improvements	10 years, or the life of the lease, whichever is shorter
Equipment	3 years
Software	3 years

Reserves

The Company records as liabilities reserves to meet the Company's future obligations under its variable annuity and fixed annuity products.

Future policy benefits and claims reserves include reserves for deferred annuities and immediate annuities with and without life contingent payouts.

Reserves for individual and group deferred annuity investment contracts and individual immediate annuities without life contingent payouts are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon, net of adjustments for investment experience that the Company is entitled to reflect in future credited interest. Credited interest rates vary by product and range from 0.0% to 7.8% for the years 2009, 2008, and 2007. Certain reserves also may include net unrealized gains and losses related to investments and unamortized net realized gains and losses on investments for experience-rated contracts. Reserves on experience-rated contracts reflect the rights of contractowners, plan participants, and the Company. During 2009 and 2008, given the economic environment, which resulted in significant net realized and unrealized losses, the Company did not include the net unrealized and unamortized realized losses associated with experienced-rated contracts in Future policy benefits and claims reserves. The net unrealized losses on investments supporting experience-rated contracts are reflected in Accumulated other comprehensive (loss) income, and the amortization of realized losses has been recorded in Interest credited and other benefits to contractowners. Reserves for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Reserves for individual immediate annuities with life contingent payout benefits are computed on the basis of assumed interest discount rates, mortality, and expenses, including a margin for adverse deviations. Such assumptions generally vary by annuity type plan, year of issue, and policy duration. For the years 2009, 2008, and 2007, reserve interest rates ranged from 5.3% to 6.0%.

The Company records reserves for product guarantees, which can be either assets or liabilities, for annuity contracts containing guaranteed credited rates. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is reported at fair value in accordance with the requirements of US GAAP guidance for insurance companies, derivatives, and fair value measurements. The fair value of the obligation is calculated based on the income approach. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other best estimate assumptions. Explicit risk margins in the actuarial assumptions underlying valuations are included, as well as an explicit recognition of all nonperformance risks beginning January 1, 2008 with the adoption of new US GAAP guidance on fair value measurements. Nonperformance risk for product guarantees contain adjustment to the fair value of these contract liabilities related to the current credit standing of ING and the Company based on credit default swaps with similar term to maturity and priority of payment. The ING credit default spread is applied to the discount factors for product guarantees in the Company's valuation model in order to incorporate credit risk into the fair value of these product guarantees.

Unpaid claims and claim expenses for all lines of insurance include benefits for reported losses and estimates of benefits for losses incurred but not reported.

Certain variable annuities offer guaranteed minimum death benefits ("GMDB"). The GMDB is accrued in the event the contractowner account value at death is below the guaranteed value and is included in reserves.

The Company's domestic individual life insurance business was disposed of on October 1, 1998 via an indemnity reinsurance agreement. The Company includes an amount in Reinsurance recoverable on the Consolidated Balance Sheets, which equals the Company's total individual life reserves. Individual life reserves are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Revenue Recognition

For most annuity contracts, charges assessed against contractowner funds for the cost of insurance, surrenders, expenses, and other fees are recorded as revenue as charges are assessed. Other amounts received for these contracts are reflected as deposits and are not recorded as premiums or revenue. When annuity payments with life contingencies begin under contracts that were initially investment contracts, the accumulated balance in the account is treated as a single premium for the purchase of an annuity and reflected in both Premiums and Interest credited and other benefits to contractowners in the Consolidated Statements of Operations.

Premiums on the Consolidated Statements of Operations primarily represent amounts received for immediate annuities with life contingent payouts.

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contractowners who bear the investment risk, subject, in limited cases, to certain minimum guarantees. Investment income and investment gains and losses generally accrue directly to such contractowners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contractowner or participant (who bears the investment risk subject, in limited cases, to minimum guaranteed rates) under a contract, in shares of mutual funds that are managed by the Company or its affiliates, or in other selected mutual funds not managed by the Company or its affiliates.

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

- such separate accounts are legally recognized;
- assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
- investments are directed by the contractholder;
- and, all investment performance, net of contract fees and assessments, is passed through to the contractholder.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The Company reports separate account assets and liabilities that meet the above criteria at fair value based on the fair value of the underlying investments. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Consolidated Statements of Operations. The Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

Assets and liabilities of separate account arrangements that do not meet the above criteria for separate presentation in the Consolidated Balance Sheets (primarily the guaranteed interest option), and revenue and expenses related to such arrangements, are consolidated in the financial statements with the general account. At December 31, 2009 and 2008, unrealized capital losses of $8.8 and $53.2, respectively, after taxes, on assets supporting a guaranteed interest option are reflected in Shareholder's equity.

Reinsurance

The Company utilizes indemnity reinsurance agreements to reduce its exposure to losses from GMDBs in its annuity insurance business. Reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the Company's primary liability as the direct insurer of the risks. The Company evaluates the financial strength of potential reinsurers and continually monitors the financial strength and credit ratings of its reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Company's Consolidated Balance Sheets.

The Company has a significant concentration of reinsurance arising from the disposition of its individual life insurance business. In 1998, the Company entered into an indemnity reinsurance agreement with a subsidiary of Lincoln National Corporation ("Lincoln"). The Lincoln subsidiary established a trust to secure it obligations to the Company under the reinsurance transaction. Of the Reinsurance recoverable on the Consolidated Balance Sheets, $2.4 billion and $2.5 billion at December 31, 2009 and 2008, respectively, is related to the reinsurance recoverable from a subsidiary of Lincoln under this reinsurance agreement.

Income Taxes

The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. Deferred income tax expenses/benefits result from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

2.   Investments

Fixed Maturities and Equity Securities

Fixed maturities and equity securities, available-for-sale, were as follows as of December 31, 2009.

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	OTTI[2]	Fair Value
Fixed maturities:					
U.S. Treasuries	$ 1,897.2	$ 3.0	$ 38.3	$ -	$ 1,861.9
U.S. government agencies and authorities	632.5	41.1	-	-	673.6
State, municipalities, and political subdivisions	112.5	2.5	7.8	-	107.2
U.S. corporate securities:					
Public utilities	1,138.7	40.8	14.3	-	1,165.2
Other corporate securities	4,366.5	267.4	63.2	0.6	4,570.1
Total U.S. corporate securities	5,505.2	308.2	77.5	0.6	5,735.3
Foreign securities[1]:					
Government	343.0	29.2	8.7	-	363.5
Other	2,922.5	129.0	56.6	0.1	2,994.8
Total foreign securities	3,265.5	158.2	65.3	0.1	3,358.3
Residential mortgage-backed securities	1,916.6	268.3	111.9	16.8	2,056.2
Commercial mortgage-backed securities	1,535.0	10.4	214.3	-	1,331.1
Other asset-backed securities	657.4	9.8	106.3	29.2	531.7
Total fixed maturities, including securities pledged	15,521.9	801.5	621.4	46.7	15,655.3
Less: securities pledged	483.7	4.3	18.2	-	469.8
Total fixed maturities	15,038.2	797.2	603.2	46.7	15,185.5
Equity securities	175.1	13.4	0.6	-	187.9
Total investments, available-for-sale	$ 15,213.3	$ 810.6	$ 603.8	$ 46.7	$ 15,373.4

[1] Primarily U.S. dollar denominated.

[2] Represents other-than-temporary impairments reported as a component of Other comprehensive income ("noncredit impairments").

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Fixed maturities and equity securities, available-for-sale, were as follows as of December 31, 2008.

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Fair Value
Fixed maturities:				
U.S. Treasuries	$ 1,391.4	$ 84.5	$ 0.9	$ 1,475.0
U.S. government agencies and authorities	783.2	77.2	-	860.4
State, municipalities, and political subdivisions	72.9	0.3	17.7	55.5
U.S. corporate securities:				
Public utilities	926.8	4.3	101.2	829.9
Other corporate securities	3,925.4	85.7	408.8	3,602.3
Total U.S. corporate securities	4,852.2	90.0	510.0	4,432.2
Foreign securities[1]:				
Government	409.8	4.3	63.3	350.8
Other	2,455.4	35.0	317.8	2,172.6
Total foreign securities	2,865.2	39.3	381.1	2,523.4
Residential mortgage-backed securities	3,412.6	153.6	266.7	3,299.5
Commercial mortgage-backed securities	1,601.0	0.1	370.2	1,230.9
Other asset-backed securities	814.6	1.0	214.9	600.7
Total fixed maturities, including fixed maturities pledged	15,793.1	446.0	1,761.5	14,477.6
Less: fixed maturities pledged	1,248.8	78.9	7.8	1,319.9
Total fixed maturities	14,544.3	367.1	1,753.7	13,157.7
Equity securities	247.7	1.0	8.4	240.3
Total investments available-for-sale	$ 14,792.0	$ 368.1	$ 1,762.1	$ 13,398.0

[1] Primarily U.S. dollar denominated.

At December 31, 2009, net unrealized gains were $146.2 and at December 31, 2008, net unrealized losses were $1,322.9 on total fixed maturities, including securities pledged to creditors, and equity securities. During 2009 and 2008, as a result of the economic environment, which resulted in significant losses on investments supporting experience-rated contracts, the Company reflected all unrealized losses in Shareholder's equity rather than Future policy benefits and claims reserves and no net unrealized losses were allocated to experience-rated contracts.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The amortized cost and fair value of total fixed maturities, excluding securities pledged, as of December 31, 2009, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called, or prepaid.

	Amortized Cost		Fair Value	
Due to mature:				
One year or less	$	250.5	$	253.1
After one year through five years		3,942.6		4,134.7
After five years through ten years		4,025.5		4,173.0
After ten years		3,194.3		3,175.5
Mortgage-backed securities		3,451.6		3,387.3
Other asset-backed securities		657.4		531.7
Less: securities pledged		483.7		469.8
Fixed maturities, excluding securities pledged	$	15,038.2	$	15,185.5

The Company did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies and the Dutch State loan obligation, with a carrying value in excess of 10.0% of the Company's Shareholder's equity at December 31, 2009 or 2008.

At December 31, 2009 and 2008, fixed maturities with fair values of $12.9 and $14.2, respectively, were on deposit as required by regulatory authorities.

The Company invests in various categories of collateralized mortgage obligations ("CMOs"), including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. At December 31, 2009 and 2008, approximately 29.4% and 15.7%, respectively, of the Company's CMO holdings were invested in those types of CMOs which are subject to more prepayment and extension risk than traditional CMOs, such as interest-only or principal-only strips.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Certain CMOs, primarily interest-only and principal-only strips are accounted for as hybrid instruments and valued at fair value as allowed under a provision of current US GAAP. The fair value of these instruments at December 31, 2009 and 2008 was $233.5 and $134.0, respectively, and is included in Fixed maturities, available for sale, on the Consolidated Balance Sheets. The impact to Other net realized capital gains (losses) on the Consolidated Statements of Operations related to these hybrid instruments was $57.0 and $6.0 for the years ended December 31, 2009 and 2008, respectively.

Transfer of Alt-A RMBS Participation Interest

On January 26, 2009, ING announced it reached an agreement, for itself and on behalf of certain ING affiliates including the Company, with the Dutch State on an Illiquid Assets Back-Up Facility (the "Back-Up Facility") covering 80% of ING's Alt-A RMBS. Under the terms of the Back-Up Facility, a full credit risk transfer to the Dutch State was realized on 80% of ING's Alt-A RMBS owned by ING Bank, FSB and ING affiliates within ING Insurance Americas with a book value of $36.0 billion, including book value of $802.5 of the Alt-A RMBS portfolio owned by the Company (with respect to the Company's portfolio, the "Designated Securities Portfolio") (the "ING-Dutch State Transaction"). As a result of the risk transfer, the Dutch State will participate in 80% of any results of the ING Alt-A RMBS portfolio. The risk transfer to the Dutch State took place at a discount of approximately 10% of par value. In addition, under the Back-Up Facility, other fees were paid both by the Company and the Dutch State. Each ING company participating in the ING-Dutch State Transaction, including the Company remains the legal owner of 100% of its Alt-A RMBS portfolio and will remain exposed to 20% of any results on the portfolio. The ING-Dutch State Transaction closed March 31, 2009, with the affiliate participation conveyance and risk transfer to the Dutch State described in the succeeding paragraph taking effect as of January 26, 2009.

In order to implement that portion of the ING-Dutch State Transaction related to the Company's Designated Securities Portfolio, the Company entered into a participation agreement with its affiliates, ING Support Holding B.V. ("ING Support Holding") and ING pursuant to which the Company conveyed to ING Support Holding an 80% participation interest in its Designated Securities Portfolio and will pay a periodic transaction fee, and received, as consideration for the participation, an assignment by ING Support Holding of its right to receive payments from the Dutch State under the Illiquid Assets Back-Up Facility related to the Company's Designated Securities Portfolio among, ING, ING Support Holding and the Dutch State (the "Company Back-Up Facility"). Under the Company Back-Up Facility, the Dutch State is obligated to pay certain periodic fees and make certain periodic payments with respect to the Company's

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Designated Securities Portfolio, and ING Support Holding is obligated to pay a periodic guarantee fee and make periodic payments to the Dutch State equal to the distributions made with respect to the 80% participation interest in the Company's Designated Securities Portfolio. The Dutch State payment obligation to the Company under the Company Back-Up Facility is accounted for as a loan receivable for US GAAP and is reported in Loan - Dutch State obligation on the Consolidated Balance Sheets.

Upon the closing of the transaction on March 31, 2009, the Company recognized a gain of $206.2, which was reported in Net realized capital gains (losses) on the Consolidated Statements of Operations.

In a second transaction, known as the Step 1 Cash Transfer, a portion of the Company's Alt-A RMBS which had a book value of $4.2 was sold for cash to an affiliate, Lion II Custom Investments LLC ("Lion II"). Immediately thereafter, Lion II sold to ING Direct Bancorp the purchased securities (the "Step 2 Cash Transfer"). Contemporaneous with the Step 2 Cash Transfer, ING Direct Bancorp included such purchased securities as part of its Alt-A RMBS portfolio sale to the Dutch State. The Step 1 Cash Transfer closed on March 31, 2009, and the Company recognized a gain of $0.3 contemporaneous with the closing of the ING-Dutch State Transaction, which was reported in Net realized capital gains (losses) on the Consolidated Statements of Operations.

As part of the final restructuring plan submitted to the European Commission ("EC") in connection with its review of the Dutch state aid to ING (the "Restructuring Plan"), ING has agreed to make additional payments to the Dutch State corresponding to an adjustment of fees for the Back-Up Facility. Under this new agreement, the terms of the ING-Dutch State Transaction which closed on March 31, 2009, including the transfer price of the Alt-A RMBS securities, will remain unaltered and the additional payments will not be borne by the Company or any other ING U.S. subsidiaries.

Equity Securities

Equity securities, available-for-sale, included investments with fair values of $119.0 and $141.0 in ING proprietary funds as of December 31, 2009 and 2008, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Repurchase Agreements

The Company engages in dollar repurchase agreements with mortgage-backed securities ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements typically meet the requirements to be accounted for as financing arrangements. The Company enters into dollar roll transactions by selling existing mortgage-backed securities and concurrently entering into an agreement to repurchase similar securities within a short time frame in the future at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company and the Company, in turn, repays the loan amount along with the additional agreed upon interest. Company policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets (the "Required Collateral Value Amount"). Cash collateral received is invested in short term investments, with the offsetting collateral liability included in Borrowed money on the Consolidated Balance Sheets. As of December 31, 2009, there are no securities pledged in dollar rolls and repurchase agreement transactions. At December 31, 2008, the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions was $657.2 and is included in Securities pledged on the Consolidated Balance Sheets. The repurchase obligation related to dollar rolls and repurchase agreements, including accrued interest, totaled $0.1 and $615.3, respectively at December 31, 2009 and 2008, and is included in Borrowed money on the Consolidated Balance Sheets.

The Company also enters into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. Company policy requires that, at all times during the term of the reverse repurchase agreements, cash or other collateral types provided is sufficient to allow the counterparty to fund substantially all of the cost of purchasing replacement assets. At December 31, 2009 and 2008, the Company did not have any securities pledged under reverse repurchase agreements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, an amount that was immaterial at December 31, 2009. The Company believes the counterparties to the dollar rolls, repurchase, and reverse repurchase agreements are financially responsible and that the counterparty risk is minimal, based on counterparty ongoing monitoring processes.

Securities Lending

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. At December 31, 2009 and 2008, the fair value of loaned securities was $339.5 and $474.8, respectively, and is included in Securities pledged on the Consolidated Balance Sheets.

Variable Interest Entities

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings under current guidance and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary for any of the investments in VIEs. Rather, the VIEs are accounted for using the cost or equity method of accounting. In addition, the Company may be exposed to the loss of asset management fees it receives for some of these structures. The carrying value of investments in VIEs of $0.1 at December 31, 2009 are included in Limited partnerships/corporations on the Consolidated Balance Sheets. Income and losses recognized on these investments are reported in Net investment income on the Consolidated Statements of Operations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Unrealized Capital Losses

Unrealized capital losses (including non-credit impairments) in fixed maturities, including securities pledged to creditors, for Investment Grade ("IG") and Below Investment Grade ("BIG") securities by duration were as follows as of December 31, 2009 and 2008.

	2009				2008			
	IG	% of IG and BIG	BIG	% of IG and BIG	IG	% of IG and BIG	BIG	% of IG and BIG
Six months or less below amortized cost	$ 105.5	15.7%	$ 18.5	2.8%	$ 169.3	9.6%	$ 40.2	2.3%
More than six months and twelve months or less below amortized cost	44.0	6.6%	37.9	5.7%	511.9	29.1%	58.3	3.3%
More than twelve months below amortized cost	300.8	45.0%	161.4	24.2%	921.5	52.3%	60.3	3.4%
Total unrealized capital loss	$ 450.3	67.3%	$ 217.8	32.7%	$ 1,602.7	91.0%	$ 158.8	9.0%

The following table summarizes the unrealized capital losses (including non-credit impairments) by duration and reason, along with the fair value of fixed maturities, including securities pledged to creditors, in unrealized capital loss positions at December 31, 2009 and 2008.

	Six Months or Less Below Amortized Cost		More than Six Months and Twelve Months or Less Below Amortized Cost		More than Twelve Months Below Cost		Total Unrealized Capital Losses	
2009								
Interest rate or spread widening	$	75.9	$	35.2	$	78.5	$	189.6
Mortgage and other asset-backed securities		48.1		46.7		383.7		478.5
Total unrealized capital losses	$	124.0	$	81.9	$	462.2	$	668.1
Fair value	$	2,901.8	$	212.6	$	2,127.2	$	5,241.6
2008								
Interest rate or spread widening	$	144.2	$	381.7	$	383.5	$	909.4
Mortgage and other asset-backed securities		65.3		188.5		598.3		852.1
Total unrealized capital losses	$	209.5	$	570.2	$	981.8	$	1,761.5
Fair value	$	2,999.6	$	3,446.7	$	2,964.2	$	9,410.5

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Unrealized capital losses (including non-credit impairments), along with the fair value of fixed maturities, including securities pledged to creditors, by market sector and duration were as follows as of December 31, 2009 and 2008.

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Loss	Fair Value	Unrealized Capital Loss	Fair Value	Unrealized Capital Loss	Fair Value	Unrealized Capital Loss
2009								
U.S. Treasuries	$ 1,002.1	$ 38.3	$ -	$ -	$ -	$ -	$ 1,002.1	$ 38.3
U.S. corporate, state, and municipalities	1,097.0	22.7	86.1	14.9	381.2	48.3	1,564.3	85.9
Foreign	528.6	14.8	40.0	20.4	301.8	30.2	870.4	65.4
Residential mortgage-backed	141.1	45.4	47.7	4.2	425.3	79.1	614.1	128.7
Commercial mortgage-backed	105.8	1.2	27.2	35.7	757.1	177.4	890.1	214.3
Other asset-backed	27.2	1.6	11.6	6.7	261.8	127.2	300.6	135.5
Total	$ 2,901.8	$ 124.0	$ 212.6	$ 81.9	$ 2,127.2	$ 462.2	$ 5,241.6	$ 668.1
2008								
U.S. Treasuries	$ 482.8	$ 0.9	$ -	$ -	$ -	$ -	$ 482.8	$ 0.9
U.S. corporate, state, and municipalities	1,104.3	89.0	1,487.4	235.9	613.4	202.8	3,205.1	527.7
Foreign	576.0	54.6	906.2	145.8	563.3	180.7	2,045.5	381.1
Residential mortgage-backed	621.9	48.6	610.9	94.0	646.6	124.1	1,879.4	266.7
Commercial mortgage-backed	84.3	2.6	285.4	69.5	821.5	298.1	1,191.2	370.2
Other asset-backed	88.1	13.7	156.8	25.1	319.4	176.1	564.3	214.9
Total	$ 2,957.4	$ 209.4	$ 3,446.7	$ 570.3	$ 2,964.2	$ 981.8	$ 9,368.3	$ 1,761.5

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities was 82.2% of the average book value as of December 31, 2009. In addition, this category includes 427 securities, which have an average quality rating of A+.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Unrealized capital losses (including non-credit impairments) in fixed maturities, including securities pledged to creditors, for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive periods as indicated in the tables below, were as follows for December 31, 2009 and 2008.

	Amortized Cost		Unrealized Capital Loss		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
2009						
Six months or less						
below amortized cost	$ 3,652.0	$ 185.0	$ 168.0	$ 60.7	377	98
More than six months and						
twelve months or less						
below amortized cost	734.6	247.0	40.2	124.3	120	48
More than twelve months						
below amortized cost	431.1	660.1	28.2	246.7	90	129
Total	$ 4,817.7	$ 1,092.1	$ 236.4	$ 431.7	587	275
2008						
Six months or less						
below amortized cost	$ 5,085.8	$ 2,956.4	$ 408.8	$ 992.5	778	555
More than six months and						
twelve months or less						
below amortized cost	1,858.2	276.7	132.2	128.5	328	69
More than twelve months						
below amortized cost	921.6	31.3	81.6	17.9	183	15
Total	$ 7,865.6	$ 3,264.4	$ 622.6	$ 1,138.9	1,289	639

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Unrealized capital losses (including non-credit impairments) in fixed maturities, including securities pledged to creditors, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive periods as indicated in the tables below, were as follows for December 31, 2009 and 2008.

	Amortized Cost		Unrealized Capital Loss		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
2009						
U.S. Treasuries	$ 1,040.5	$ -	$ 38.3	$ -	9	-
U.S. corporate, state and municipalities	1,532.2	118.0	53.5	32.4	256	23
Foreign	830.0	105.8	31.7	33.7	111	22
Residential mortgage-backed	522.0	220.8	55.1	73.6	115	109
Commercial mortgage-backed	732.4	372.0	49.3	165.0	59	39
Other asset-backed	160.5	275.5	8.5	127.0	37	82
Total	$ 4,817.6	$ 1,092.1	$ 236.4	$ 431.7	587	275
2008						
U.S. Treasuries	$ 483.7	$ -	$ 0.9	$ -	4	-
U.S. corporate, state and municipalities	2,744.0	988.8	211.7	316.1	579	232
Foreign	1,728.2	698.3	144.1	237.0	285	154
Residential mortgage-backed	1,733.1	413.4	131.1	135.6	252	77
Commercial mortgage-backed	812.8	748.5	102.6	267.6	93	72
Other asset-backed	363.8	415.3	32.2	182.6	76	104
Total	$ 7,865.6	$ 3,264.3	$ 622.6	$ 1,138.9	1,289	639

During the year ended December 31, 2009, unrealized capital losses on fixed maturities decreased by $1.1 billion primarily due to the transfer of 80% interest in the Alt-A RMBS securities owned by the Company as a result of the Alt-A transaction with the Dutch State during the first quarter of 2009. In addition, improved economic conditions and tightening of credit spreads in 2009 served to increase the value of fixed maturities. These improvements were partially offset by the impact of the implementation of new US GAAP guidance on impairments in the second quarter of 2009, when certain noncredit impairments were reclassified into Other comprehensive income (loss), which previously were reported in Net realized capital gains (losses).

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

At both December 31, 2009 and 2008, the Company held 8 fixed maturities with unrealized capital losses in excess of $10.0. The unrealized capital losses on these fixed maturities equaled $118.2, or 17.7% and $206.3 or 11.7% of the total unrealized capital losses, as of December 31, 2009 and 2008, respectively.

The fair value of the Company's fixed maturities, including securities pledged, increased $1.2 billion before tax and DAC, from December 31, 2008 through December 31, 2009 primarily due to improved economic conditions and tightening of credit spreads in 2009.

All securities with fair values less than amortized cost are included in the Company's other-than-temporary impairment analysis, and impairments were recognized as disclosed in "Other-Than-Temporary Impairments," which follows this section. Management determined that no additional recognition of the unrealized loss as an other-than-temporary impairment was necessary.

Other-Than-Temporary Impairments

The Company analyzes its general account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes, and changes in ratings of the security.

When assessing the Company's intent to sell a security or if it is more likely than not it will be required to sell a security before recovery of its cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow needs.

When the Company has determined it has the intent to sell or if it is more likely than not that it will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost ("intent impairment") the individual security is written down from amortized cost to fair value and a corresponding charge is recorded in Net realized capital gains (losses) on the Consolidated Statements of Operations as an other-than-temporary impairment ("OTTI"). If the Company does not intend to sell the security nor is it more likely than not it will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) on the Consolidated Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss) on the Consolidated Balance Sheets in accordance with the requirements of ASC Topic 320.

In order to determine the amount of the OTTI that is considered a credit impairment, the Company estimates the recovery value by performing a discounted cash flow analysis based upon the best estimate of expected future cash flows, discounted at the effective interest rate implicit in the underlying debt security. The effective interest rate is the original yield for a fixed rate security or current coupon yield for a floating rate security.

The following table identifies the Company's credit-related and intent-related impairments included in the Consolidated Statements of Operations, excluding noncredit impairments included in Other comprehensive income (loss) by type for the years ended December 31, 2009, 2008, and 2007.

	2009		2008		2007	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. Treasuries	$ 156.0	15	$ -	-	$ -	-
U.S. corporate	47.8	57	283.2	233	36.3	113
Foreign[1]	50.6	42	108.9	94	19.1	54
Residential mortgage-backed	31.6	69	349.3	194	7.1	30
Commercial mortgage-backed	17.7	11	220.8	29	-	-
Other asset-backed	43.4	32	24.8	35	10.5	21
Equity securities	19.5	9	55.1	17	-	-
Limited partnerships	17.6	17	6.6	6	3.0	1
Mortgage loans on real estate	10.3	4	3.8	1	-	-
Total	$ 394.5	256	$ 1,052.5	609	$ 76.0	219

[1] Primarily U.S. dollar denominated.

The above schedule includes $112.2, $235.8, and $16.4, in other-than-temporary write-downs for the years ended December 31, 2009, 2008, and 2007, respectively, related to credit impairments, which are recognized in earnings. The remaining $282.3, $816.7, and $59.6 in write-downs for the years ended December 31, 2009, 2008, and 2007, respectively, are related to intent impairments.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The following table summarizes these intent impairments, which are also recognized in earnings by type for the years ended December 31, 2009, 2008, and 2007.

	2009		2008		2007	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. Treasuries	$ 156.0	15	$ -	-	$ -	-
U.S. corporate	35.9	42	204.5	180	31.6	102
Foreign[1]	48.7	41	81.3	78	19.1	54
Residential mortgage-backed	2.4	1	291.8	128	2.6	2
Commercial mortgage-backed	17.7	11	220.8	29	-	-
Other asset-backed	21.6	10	18.3	14	6.3	16
Total	$ 282.3	120	$ 816.7	429	$ 59.6	174

[1] Primarily U.S. dollar denominated.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security.

The following table identifies the noncredit impairments recognized in Other comprehensive income (loss) by type for the year ended December 31, 2009.

	2009	
	Impairment	No. of Securities
U.S. corporate	$ 0.6	2
Foreign[1]	0.1	3
Residential mortgage-backed	16.8	29
Other asset-backed	29.2	17
Total	$ 46.7	51

[1] Primarily U.S. dollar denominated.

The fair value of the fixed maturities with other-than-temporary impairments at December 31, 2009, 2008, and 2007 was $2,964.4, $2,136.5, and $1,210.8, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The following table identifies the amount of credit impairments on fixed maturities held by the Company as of the dates indicated, for which a portion of the OTTI loss was recognized in Other comprehensive income (loss), and the corresponding changes in such amounts.

	2009
Balance at April 1, 2009[1]	$ 25.1
Additional credit impairments:	
On securities not previously impaired	13.6
On securities previously impaired	8.8
Reductions:	
Securities sold, matured, prepaid or paid down	(1.5)
Balance at December 31, 2009	$ 46.0

[1] Represents credit losses remaining in Retained earnings related to the adoption of new guidance on OTTI, included in ASC Topic 320, on April 1, 2009.

Net Investment Income

Sources of Net investment income were as follows for the years ended December 31, 2009, 2008, and 2007.

	2009	2008	2007
Fixed maturities, available-for-sale	$ 1,125.7	$ 1,019.3	$ 895.5
Equity securities, available-for-sale	15.4	(13.2)	38.5
Mortgage loans on real estate	111.3	116.0	118.5
Real estate	6.6	9.0	-
Policy loans	13.7	14.2	14.1
Short-term investments and cash equivalents	2.4	5.8	2.2
Other	18.4	12.7	88.3
Gross investment income	1,293.5	1,163.8	1,157.1
Less: investment expenses	39.8	80.1	102.4
Net investment income	$ 1,253.7	$ 1,083.7	$ 1,054.7

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) are comprised of the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to the credit-related and intent-related other-than-temporary impairment of investments and changes in fair value of derivatives. The cost of the investments on disposal is determined based on specific identification of securities. Net realized capital gains (losses) on investments were as follows for the years ended December 31, 2009, 2008, and 2007.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

	2009	2008	2007
Fixed maturities, available-for-sale, including net OTTI of $(347.1), $(987.0), and $(73.0) in 2009, 2008, and 2007, respectively	$ (35.5)	$ (990.8)	$ (50.3)
Equity securities, available-for-sale, including net OTTI of $(19.5), $(55.1), and $0.0 in 2009, 2008, and 2007, respectively	(2.9)	(81.0)	6.4
Derivatives	(190.2)	(187.0)	(123.0)
Other investments, including net OTTI of $(27.9), $(10.4), and $(3.0) in 2009, 2008, and 2007, respectively	(14.8)	(18.7)	(2.6)
Less: allocation to experience-rated contracts, including net OTTI of $(175.5), $(439.1), and $(49.9) in 2009, 2008, and 2007, respectively	11.3	624.4	141.9
Net realized capital losses	$ (232.1)	$ (653.1)	$ (27.6)
After-tax net realized capital losses including tax valuation allowance of $92.2 for 2009 and of $(328.0) for 2008	$ (58.7)	$ (752.5)	$ (17.9)

The decline in Net realized capital losses for the year ended December 31, 2009, was primarily due to a decline in impairments related to improved market conditions which began in the latter part of the first quarter of 2009, as well as the implementation of new US GAAP guidance on impairments in the second quarter of 2009, which resulted in the transfer of noncredit related impairments to Other comprehensive income (loss). Also contributing to the decline was a gain of $206.2 recognized in the first quarter of 2009 on the transfer of an 80% interest in the Company's Alt-A residential mortgage-backed securities to the Dutch State as well as gains on the sale of equity securities driven by improvements in equity market conditions.

Net realized capital gains (losses) allocated to experience-rated contracts are deducted from Net realized capital gains (losses) and an offsetting amount was reflected in Future policy benefits and claim reserves on the Consolidated Balance Sheets. During 2008 and continuing in 2009, as a result of the economic environment, which resulted in significant realized losses associated with experience-rated contracts, the Company accelerated amortization of realized losses rather than reflect those losses in Future policy benefits and claims reserves. During 2009 and 2008, the Company fully amortized $11.3 and $624.4, respectively, of net unamortized realized capital losses allocated to experience-rated contractowners, which are reflected in Interest credited and other benefits to contractowners in the Consolidated Statements of Operations. Net unamortized realized capital gains allocated to experienced-rated contractowners were $53.8 at

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

December 31, 2007 and were reflected in Future policy benefits and claims reserves.

Proceeds from the sale of fixed maturities and equity securities, available-for-sale, and the related gross realized gains and losses, including those related to experience-related contracts, were as follows for the years ended December 31, 2009, 2008, and 2007.

	2009		**2008**		**2007**
Proceeds on sales	$	4,674.6	$	8,426.5	$	5,738.8
Gross gains		228.5		120.0		66.4
Gross losses		87.4		234.4		101.2

3. Financial Instruments

Fair Value Measurements

ASC Topic 820, "Fair Value Measurements and Disclosures", defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

Fair Value Hierarchy

The Company has categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Consolidated Balance Sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

     b)   Quoted prices for identical or similar assets or liabilities in non-active markets;

     c)   Inputs other than quoted market prices that are observable; and

     d)   Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

The following tables present the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2008.

		2009		
	Level 1	Level 2	Level 3[1]	Total
Assets:				
Fixed maturities, available-for-sale, including securities pledged	$ 1,861.8	$ 12,320.6	$ 1,472.9	$ 15,655.3
Equity securities, available-for-sale	148.1	-	39.8	187.9
Derivatives	-	129.0	-	129.0
Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement	1,128.0	1.8	-	1,129.8
Assets held in separate accounts	34,936.7	6,433.1	-	41,369.8
Total	$ 38,074.6	$ 18,884.5	$ 1,512.7	$ 58,471.8
Liabilities:				
Product guarantees	$ -	$ -	$ 6.0	$ 6.0
Derivatives	-	283.4	48.3	331.7
Total	$ -	$ 283.4	$ 54.3	$ 337.7

[1] Level 3 net assets and liabilities accounted for 2.5% of total net assets and liabilities measured at fair value on a recurring basis. Excluding separate accounts assets for which the policyholder bears the risk, the Level 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled 8.7%.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

	2008			
	Level 1	Level 2	Level 3[1]	Total
Assets:				
Fixed maturities, available-for-sale, including securities pledged	$ 1,481.7	$ 10,704.3	$ 2,291.6	$ 14,477.6
Equity securities, available-for-sale	240.3	-	-	240.3
Derivatives	-	235.2	-	235.2
Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement	711.1	18.2	-	729.3
Assets held in separate accounts	30,547.6	5,380.1	-	35,927.7
Total	$ 32,980.7	$ 16,337.8	$ 2,291.6	$ 51,610.1
Liabilities:				
Product guarantees	$ -	$ -	$ 220.0	$ 220.0
Derivatives	-	470.5	73.6	544.1
Total	$ -	$ 470.5	$ 293.6	$ 764.1

[1] Level 3 net assets and liabilities accounted for 3.9% of total net assets and liabilities measured at fair value on a recurring basis. Excluding separate accounts assets for which the policyholder bears the risk, the Level 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled 13.4%.

Valuation of Financial Assets and Liabilities

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third party commercial pricing services, brokers, and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from brokers and third party commercial pricing services are non-binding. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

All valuation methods and assumptions are validated at least quarterly to ensure the accuracy and relevance of the fair values. There were no material changes to the valuation methods or assumptions used to determine fair values during 2009.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments:

Fixed maturities, available-for-sale: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. The fair values for marketable bonds without an active market, excluding subprime residential mortgage-backed securities, are obtained through several commercial pricing services, which provide the estimated fair values, and are classified as Level 2 assets. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data.

Fair values of privately placed bonds are determined using a matrix-based pricing model and are classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values, which the Company considers reflective of the fair value of each privately placed bond.

The fair values for certain collateralized mortgage obligations ("CMO-Bs") are determined by taking the average of broker quotes when more than one broker quote is provided. Approximately three broker quotes are currently being provided for these securities. A few of the CMO-Bs are priced by the originating broker due to the complexity and unique characteristics of the assets. CMO-Bs are classified as Level 3 assets due to the lack of corroborating evidence to support a higher level and the inactivity of the market for these bonds.

Trading activity for the Company's Residential Mortgage-backed Securities ("RMBS"), particularly subprime and Alt-A RMBS, declined during 2008 as a result of the dislocation of the credit markets. During 2008 and 2009, the Company continued to obtain pricing information from commercial pricing services and brokers. However, the pricing for subprime and Alt-A RMBS did not represent regularly occurring market transactions since the trading activity declined significantly in the second half of 2008. As a result, the Company concluded in the second half of 2008 that the market for subprime and Alt-A RMBS was inactive and classified these securities as Level 3 assets. The Company did not change its valuation procedures, which are consistent with those used for Level 2 marketable bonds without an active market, as a result of determining that the market was inactive. While the market for subprime and Alt-

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

A RMBS remained largely inactive in the first half of 2009 compared to prior years, the Company noted an increase in trade activity of Alt-A RMBS during the second half of 2009. Therefore, the Company determined that the Alt-A RMBS should be transferred to Level 2 of the valuation hierarchy as its overall assessment of the market is that it is now active. The market for subprime RMBS remains largely inactive, and as such these securities will remain in Level 3 of the valuation hierarchy. The Company will continue to monitor market activity for RMBS to determine proper classification in the valuation hierarchy.

Broker quotes and prices obtained from pricing services are reviewed and validated monthly through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. At December 31, 2009, $93.4 and $11.2 billion of a total of $15.7 billion in fixed maturities were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing model and CMO-Bs valued using average broker quotes.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor, and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, broker quotes are solicited. All prices and broker quotes obtained, with the exception of CMO-B securities, go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents "exit price" for the instrument.

Equity securities, available-for-sale: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 3 assets.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Cash and cash equivalents, Short-term investments, and Short-term investments under securities loan agreement: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments and cash, the valuations of which are based upon a quoted market price and are included in Level 1. Bond valuations are obtained from third party commercial pricing services and brokers and are classified in the fair value hierarchy as Level 1 or Level 2 assets consistent with the policies described above for Fixed maturities.

Derivatives: The carrying amounts for these financial instruments, which can be assets or liabilities, reflect the fair value of the assets and liabilities. Derivatives are carried at fair value (on the Consolidated Balance Sheets), which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, Standard & Poor's ("S&P") 500 Index prices, and London Inter Bank Offered Rates ("LIBOR"), or through values established by third party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. Valuations for the Company's futures contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

Product guarantees: The Company records reserves for product guarantees, which can be either assets or liabilities, for annuity contracts containing guaranteed credited rates in accordance with ASC 815, "Derivatives and Hedging". The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The fair value of the obligation is calculated based on the income approach as described in ASC 820. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other best estimate assumptions. These derivatives are classified as Level 3 assets. Explicit risk margins in the actuarial assumptions underlying valuations are included, as well as an explicit recognition of all nonperformance risks as required by US GAAP. Nonperformance risk for product guarantees contains adjustments to the fair values of these contract liabilities related to the current credit standing of ING and the Company based on credit default swaps with similar term to maturity and priority of payment. The ING credit default spread is applied to the discount factors for product guarantees in the Company's valuation model in order to incorporate credit risk into the fair values of these product guarantees. As of December 31, 2009, the credit spread of ING and the Company changed in relation to prior periods, which resulted in an increase in the value of the derivatives for product guarantees.

The following disclosures are made in accordance with the requirements of ASC 825, "Financial Instruments", which requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.   Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

ASC 825 excludes certain financial instruments, including insurance contracts, and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments, which are not carried at fair value on the Consolidated Balance Sheets and therefore not categorized in the fair value hierarchy:

Limited partnerships/corporations: The fair value for these investments, primarily private equities and hedge funds, is estimated based on the Net Asset Value ("NAV") as provided by the investee.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

Loan - Dutch State obligation: The fair value of the Dutch State loan obligation is estimated utilizing discounted cash flows at market risk-free rates adjusted for credit spreads.

Policy loans: The fair value of policy loans is equal to the carrying, or cash surrender, value of the loans. Policy loans are fully collateralized by the account value of the associated insurance contracts.

Investment contract liabilities (included in Future policy benefits and claims reserves):

> *With a fixed maturity*: Fair value is estimated by discounting cash flows at interest rates currently being offered by, or available to, the Company for similar contracts.

> *Without a fixed maturity*: Fair value is estimated as the amount payable to the contractowner upon demand. However, the Company has the right under such contracts to delay payment of withdrawals, which may ultimately result in paying an amount different than that determined to be payable on demand.

Notes receivable from affiliates: Estimated fair value of the Company's notes receivable from affiliates is based upon discounted future cash flows using a discount rate approximating the current market value.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The carrying values and estimated fair values of certain of the Company's financial instruments were as follows at December 31, 2009 and 2008.

	2009		2008	
	Carrying Value	**Fair Value**	**Carrying Value**	**Fair Value**
Assets:				
Fixed maturities, available-for-sale, including securities pledged	$ 15,655.3	$ 15,655.3	$ 14,477.6	$ 14,477.6
Equity securities, available-for-sale	187.9	187.9	240.3	240.3
Mortgage loans on real estate	1,874.5	1,792.8	2,107.8	2,027.9
Loan-Dutch State obligation	674.1	645.5	-	-
Policy loans	254.7	254.7	267.8	267.8
Cash, cash equivalents, short-term investments, and short-term investments under securities loan agreement	1,129.8	1,129.8	729.3	729.3
Derivatives	129.0	129.0	235.2	235.2
Notes receivable from affiliates	175.0	169.6	175.0	175.0
Assets held in separate accounts	41,369.8	41,369.8	35,927.7	35,927.7
Liabilities:				
Investment contract liabilities:				
With a fixed maturity	1,359.0	1,450.4	1,529.4	1,610.6
Without a fixed maturity	16,441.2	17,688.4	15,611.8	17,237.9
Product guarantees	6.0	6.0	220.0	220.0
Derivatives	331.7	331.7	544.1	544.1

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price, and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair value of financial assets and liabilities classified as Level 3, additional information is presented below, with particular attention addressed to the reserves for product guarantees due to the impact on the Company's results of operations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The following tables summarize the change in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2009 and 2008.

	Fixed maturities, available-for-sale, including securities pledged	Equity securities, available-for-sale	Derivatives	Product Guarantees
Balance at January 1, 2009	$ 2,291.6	$ -	$ (73.6)	$ (220.0)
Capital gains (losses):				
Net realized capital (losses) gains	(41.2) [1]	(11.0)	5.9 [3]	219.4 [4]
Net unrealized capital gains [2]	137.7	5.3	-	-
Total net realized and unrealized capital gains (losses)	96.5	(5.7)	5.9	219.4
Purchases, sales, issuances, and settlements, net	(432.7)	1.0	11.6	(5.4)
Transfers in to Level 3	-	44.5	-	-
Transfers out of Level 3	(482.5)	-	7.8	-
Balance at December 31, 2009	$ 1,472.9	39.8	$ (48.3)	$ (6.0)
Balance at January 1, 2008	$ 1,737.6	$ -	$ -	$ (76.4)
Capital gains (losses):				
Net realized capital losses	(72.6) [1]	-	(29.3) [3]	(139.6) [4]
Net unrealized capital gains [2]	71.8	-	-	-
Total net realized and unrealized capital losses	(0.8)	-	(29.3)	(139.6)
Purchases, sales, issuances, and settlements, net	(171.7)	-	21.5	(4.0)
Transfers in to Level 3	726.5	-	(65.8)	-
Balance at December 31, 2008	$ 2,291.6	$ -	$ (73.6)	$ (220.0)

[1] This amount is included in Net realized capital gains (losses) with $(79.8) and $5.4 for the years ended December 31, 2009 and 2008, respectively, related to the amortization of book value included in Net investment income on the Consolidated Statements of Operations.

[2] The amounts in this line are included in Accumulated other comprehensive income (loss) on the Consolidated Balance Sheets.

[3] This amount is included in Net realized capital gains (losses) on the Consolidated Statements of Operations and contains unrealized gains (losses) on Level 3 derivatives held at December 31, 2009 and 2008. All gains and losses on these Level 3 assets are classified as realized gains (losses) for the purpose of this disclosure because it is impractical to track realized and unrealized gains (losses) on a contract-by-contract basis.

[4] This amount is included in Interest credited and other benefits to contractowners on the Consolidated Statements of Operations. All gains and losses on these Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Changes in Level 3 fair value balances are discussed below by investment type.

Fixed Maturities available-for-sale, including securities pledged: The amount of Level 3 fixed maturities for the year ended December 31, 2009, declined mainly due to the transfer of 80% interest in the Company's Alt-A residential mortgage-backed securities to the Dutch State during the first quarter of 2009. The unrealized capital gains on Level 3 fixed maturities for the year ended December 31, 2009, represent the decrease in unrealized losses due to the decrease in the Level 3 fixed maturities portfolio related to the Dutch State Transaction, as well as increases in the value of fixed maturities as the markets improved in the latter part of 2009. Transfers out of Level 3 for the year ended December 31, 2009, represent the movement of Alt-A mortgage-backed securities to Level 2, as the market became active again for these securities at the end of 2009. The increase in Level 3 fixed maturities for the year ended December 31, 2008, was related to the Company's determination that subprime and Alt-A RMBS should be classified as Level 3 due to decreased levels of corroborating market activity for these securities.

Equity securities, available-for-sale: Equity securities transferred into Level 3 in 2009 represent private equities or equity securities not traded on an exchange, which are valued by sources other than a pricing service such as analytics or brokers.

Derivatives: Fair value of Level 3 derivatives declined for the year ended December 31, 2009, primarily due to the transfer from Level 3 to Level 1 of futures contracts, which are valued based on unadjusted prices from an active exchange. Level 3 derivatives for the year ended December 31, 2008 increased due to the transfer in of subprime and Alt-A RMBS due to significantly reduced market activity.

Product guarantees: For the year ended December 31, 2009, the value of the liability related to product guarantees decreased as an increase in interest rates and market values increased customer account balances and decreased the Company's liability. As of December 31, 2009, the net realized gains attributable to credit risk were $5.0. For the year ended December 31, 2008, liabilities related to product guarantees increased as deterioration in the economic environment led to lower customer account balances and increased the Company's liability.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Derivative Financial Instruments

See the Organization & Significant Accounting Policies footnote for disclosure regarding the Company's purpose for entering into derivatives and the policies on valuation and classification of derivatives. In addition, the Company's derivatives are generally not accounted for using hedge accounting treatment under US GAAP, as the Company has not historically sought hedge accounting treatment. The Company enters into the following derivatives:

Interest rate swaps: Interest rate swaps are used to manage the interest rate risk in the Company's fixed maturity portfolio, as well as the Company's liabilities. Interest rate swaps represent contracts that require the exchange of cash flows at regular interim periods, typically monthly or quarterly.

Foreign exchange swaps: Foreign exchange swaps are used to reduce the risk of a change in the value, yield, or cash flow with respect to invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows for U.S. dollar cash flows at regular interim periods, typically quarterly or semi-annually.

Credit default swaps: Credit default swaps are used to reduce the credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals and amounts for the purchase or sale of credit protection. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par minus recovery value of the swap contract.

Forwards: Forwards are acquired to hedge the Company's CMO-B portfolio against movements in interest rates, particularly mortgage rates. On the settlement date, the Company will either receive a payment (interest rate drops on purchased forwards or interest rate rises on sold forwards) or will be required to make a payment (interest rate rises on purchased forwards or interest rate drops on sold forwards).

Swaptions: Swaptions are used to manage interest rate risk in the Company's collateralized mortgage obligations portfolio. Swaptions are contracts that give the Company the option to enter into an interest rate swap at a specific future date.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Futures: Futures contracts are used to hedge against a decrease in certain equity indices. Such decreases may result in a decrease in variable annuity account values, which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. A decrease in variable annuity account values would also result in lower fee income. A decrease in equity markets may also negatively impact the Company's investment in equity securities. The futures income would serve to offset these effects. Futures contracts are also used to hedge against an increase in certain equity indices. Such increases may result in increased payments to contract holders of fixed indexed annuity contracts, and the futures income would serve to offset this increased expense. The underlying reserve liabilities are valued under ASC 820, ASC 815 and ASC 944. The change in reserve liabilities is recorded in Interest credited and other benefits to contractowners in the Consolidated Statements of Operations.

Interest rate caps: Interest rate caps are used to manage the interest rate risk in the Company's fixed maturity portfolio. Interest rate caps are purchased contracts that are used by the Company to hedge annuity products in an increasing interest rate environment.

Managed Custody Guarantees: The Company issued certain credited rate guarantees on externally managed variable bond funds that represent stand alone derivatives. The market value is partially determined by, among other things, levels of or changes in interest rates, prepayment rates, and credit ratings/spreads.

Embedded derivatives: The Company also has investments in certain fixed maturity instruments, and has issued certain retail annuity products, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The notional amounts and fair values of derivatives were as follows as of December 31, 2009 and 2008.

	2009			2008		
	Notional Amount	**Asset Fair Value**	**Liability Fair Value**	**Notional Amount**	**Asset Fair Value**	**Liability Fair Value**
Interest rate swaps[1]	5,909.4	$ 86.8	$ (228.8)	7,207.2	$ 207.6	$ (439.6)
Foreign exchange swaps[1]	199.5	-	(43.3)	199.5	3.1	(21.7)
Credit default swaps[1]	243.9	0.2	(53.6)	341.1	16.1	(75.0)
Forwards[1]	-	-	-	263.0	3.3	-
Swaptions[1]	90.7	0.5	-	2,521.5	5.1	-
Futures[1]	-	-	-	580.6	-	(7.8)
Interest rate caps[1]	3,750.0	41.5	(6.0)	-	-	-
Managed custody guarantees[3]	N/A*	-	(6.0)	N/A*	-	(40.0)
Embedded derivatives:						
Within securities[2]	N/A*	46.4	(0.1)	N/A*	123.7	-
Within retail annuity products[3]	N/A*	-	-	N/A*	-	(180.0)
Total	10,193.5	$ 175.4	$ (337.8)	11,112.9	$ 358.9	$ (764.1)

* N/A - Not applicable.

[1] The fair values of these derivatives are reported in Derivatives or Other liabilities on the Consolidated Balance Sheets.

[2] The fair values of embedded derivatives within securities are reported in Fixed maturities, available-for-sale, on the Consolidated Balance Sheets with the underlying instrument.

[3] The fair values of embedded derivatives within retail annuity products and managed custody guarantees are reported in Future policy benefits and claim reserves on the Consolidated Balance Sheets.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Net realized gains (losses) on derivatives were as follows for the years ended December 31, 2009 and 2008.

	2009	2008
Interest rate swaps[1]	$ (109.5)	$ (198.4)
Foreign exchange swaps[1]	(23.3)	29.1
Credit default swaps[1]	(16.5)	(12.3)
Forwards[1]	13.1	27.2
Swaptions[1]	(4.9)	(6.2)
Futures[1]	(49.0)	(29.3)
Interest rate caps[1]	(0.1)	2.1
Managed custody guarantees[2]	34.0	(40.0)
Embedded derivatives:		
Within securities[2]	(77.4)	82.0
Within retail annuity products[2]	185.4	(99.6)
Other	-	0.8
Total	$ (48.2)	$ (244.6)

[1] Changes in value are included in Net realized capital losses on the Consolidated Statements of Operations.

[2] Changes in value are included in Interest credited and other benefits to contractowners on the Consolidated Statements of Operations.

Credit Default Swaps

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own. Credit default swaps may also be purchased to reduce credit exposure in the Company's portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. These instruments are typically written for a maturity period of five years and do not contain recourse provisions, which would enable the seller to recover from third parties. The Company has International Swaps and Derivatives Association, Inc. ("ISDA") agreements with each counterparty with which it conducts business and tracks the collateral positions for each counterparty. To the extent cash collateral is received, it is included in Payables under securities loan agreement, including collateral held, on the Consolidated Balance Sheets and is reinvested in short-term investments. The source of non-cash collateral posted was investment grade bonds of the entity. Collateral held is used in accordance with the Credit Support Annex ("CSA") to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Consolidated Balance Sheets. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par minus recovery value of the swap contract. At December 31, 2009, the fair value of credit default swaps of $0.2 and

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

$53.6 was included in Derivatives and Other liabilities, respectively, on the Consolidated Balance Sheets. At December 31, 2008, the fair value of credit default swaps of $16.1 and $75.0 was included in Derivatives and Other liabilities, respectively, on the Consolidated Balance Sheets. As of December 31, 2009 and 2008, the maximum potential future exposure to the Company on the sale of credit protection under credit default swaps was $84.4 and $161.0, respectively.

Variable Interest Entities

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings under current guidance and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary for any of the investments in VIEs. Rather, the VIEs are accounted for using the cost or equity method of accounting. In addition, the Company may be exposed to the loss of asset management fees it receives for some of these structures. The carrying value of investments in VIEs of $0.1 at December 31, 2009 are included in Limited partnerships/corporations on the Consolidated Balance Sheets. Income and losses recognized on these investments are reported in Net investment income on the Consolidated Statements of Operations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

4.   **Deferred Policy Acquisition Costs and Value of Business Acquired**

Activity within DAC was as follows for the years ended December 31, 2009, 2008, and 2007.

Balance at January 1, 2007	$	622.6
Deferrals of commissions and expenses		147.1
Amortization:		
Amortization		(80.9)
Interest accrued at 5% to 7%		44.8
Net amortization included in the Consolidated Statements of Operations		(36.1)
Change in unrealized capital gains (losses) on available-for-sale securities		1.0
Implementation of ASC Topic 944-30		(6.0)
Balance at December 31, 2007		728.6
Deferrals of commissions and expenses		168.7
Amortization:		
Amortization		(112.5)
Interest accrued at 5% to 7%		50.6
Net amortization included in the Consolidated Statements of Operations		(61.9)
Change in unrealized capital gains (losses) on available-for-sale securities		30.1
Balance at December 31, 2008		865.5
Deferrals of commissions and expenses		108.2
Amortization:		
Amortization		(39.3)
Interest accrued at 5% to 7%		58.0
Net amortization included in the Consolidated Statements of Operations		18.7
Change in unrealized capital gains (losses) on available-for-sale securities		(90.6)
Balance at December 31, 2009	$	901.8

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The estimated amount of DAC amortization expense, net of interest, is $17.8, $44.6, $49.8, $48.6, and $44.4, for the years 2010, 2011, 2012, 2013, and 2014, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

Activity within VOBA was as follows for the years ended December 31, 2009, 2008, and 2007.

Balance at January 1, 2007	$	1,340.2
Deferrals of commissions and expenses		40.5
Amortization:		
Amortization		(177.3)
Interest accrued at 5% to 7%		84.2
Net amortization included in the Consolidated Statements of Operations		(93.1)
Change in unrealized capital gains (losses) on available-for-sale securities		2.9
Implementation of ASC Topic 944-30		(37.3)
Balance at December 31, 2007		1,253.2
Deferrals of commissions and expenses		33.3
Amortization:		
Amortization		(144.2)
Interest accrued at 5% to 7%		77.2
Net amortization included in the Consolidated Statements of Operations		(67.0)
Change in unrealized capital gains (losses) on available-for-sale securities		613.0
Balance at December 31, 2008		1,832.5
Deferrals of commissions and expenses		40.4
Amortization:		
Amortization		(170.5)
Interest accrued at 4% to 7%		72.2
Net amortization included in the Consolidated Statements of Operations		(98.3)
Change in unrealized capital gains (losses) on available-for-sale securities		(783.1)
Balance at December 31, 2009	$	991.5

The estimated amount of VOBA amortization expense, net of interest, is $36.1, $64.0, $64.8, $59.2, and $53.0, for the years 2010, 2011, 2012, 2013, and 2014, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Analysis of DAC and VOBA

The decrease in Net amortization of DAC and VOBA for the year ended December 31, 2009, was primarily due to reduced amortization rates driven by an increase in estimated future gross profits due to the improvement in equity markets in 2009. This decline was partially offset by the impact of higher current year gross profits, primarily due to lower expenses and lower realized losses, which resulted in an increase in amortization.

The increase in Net amortization of DAC and VOBA for the year ended December 31, 2008, was primarily driven by unfavorable unlocking of $63.0 resulting from unfavorable equity market performance and the revisions of certain assumptions used in the estimation of gross profits.

5. Dividend Restrictions and Shareholder's Equity

ILIAC's ability to pay dividends to its parent is subject to the prior approval of insurance regulatory authorities of the State of Connecticut for payment of any dividend, which, when combined with other dividends paid within the preceding twelve months, exceeds the greater of (1) ten percent (10.0%) of ILIAC's statutory surplus at the prior year end or (2) ILIAC's prior year statutory net gain from operations.

During 2007, ILIAC paid $145.0 in dividends on its common stock to its Parent. During 2009 and 2008, ILIAC did not pay any dividends to its Parent. On February 19, 2010, ILIAC paid a $203.0 dividend on its common stock to its Parent.

On November 12, 2008, ING issued to the Dutch State non-voting Tier 1 securities for a total consideration of Euro 10 billion. On February 24, 2009, $2.2 billion was contributed to direct and indirect insurance company subsidiaries of ING America Insurance Holdings, Inc. ("ING AIH"), of which $365.0 was contributed to the Company. The contribution was comprised of the proceeds from the investment by the Dutch government and the redistribution of currently existing capital within ING. During 2008 and 2007, ILIAC did not receive any cash capital contributions from its Parent.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The State of Connecticut Insurance Department (the "Department") recognizes as net income and capital and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from accounting principles generally accepted in the United States. Statutory net income (loss) was $271.6, $(428.4), and $245.5, for the years ended December 31, 2009, 2008, and 2007, respectively. Statutory capital and surplus was $1,762.1 and $1,524.6 as of December 31, 2009 and 2008, respectively. As specifically permitted by statutory accounting practices, statutory surplus as of December 31, 2008 included the impact of the $365.0 capital contribution received on February 24, 2009.

Effective December 31, 2009, the Company adopted Actuarial Guideline 43 – Variable Annuity Commissioners Annuity Reserve Valuation Method ("AG43") for its statutory basis of accounting. The adoption of AG43 resulted in higher reserves than those calculated under previous standards by $97.9. Where the application of AG43 produces higher reserves than the Company had otherwise established under previous standards, the Company may request permission from the Department to grade-in the impact of higher reserve over a three year period. The Company elected this grade-in provision, as allowed under AG43 and as approved by the Department, which allows the Company to reflect the impact of adoption of $97.9 over a three year period. The impact of the grade-in for the year ended December 31, 2009 was a $32.6 increase in reserves and a corresponding decrease in statutory surplus.

Effective December 31, 2009, the Company adopted SSAP No. 10R, Income Taxes, for its statutory basis of accounting. This statement requires the Company to calculate admitted deferred tax assets based upon what is expected to reverse within one year with a cap on the admitted portion of the deferred tax asset of 10% of capital and surplus for its most recently filed statement. If the Company's risk-based capital levels, after reflecting the above limitation, exceeds 250% of the authorized control level, the statement increases the limitation on admitted deferred tax assets from what is expected to reverse in one year to what is expected to reverse over the next three years and increases the cap on the admitted portion of the deferred tax asset from 10% of capital and surplus for its most recently filed statement to 15%. Other revisions in the statement include requiring the Company to reduce the gross deferred tax asset by a statutory valuation allowance adjustment if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion of or all of the gross deferred tax assets will not be realized. The effects on the Company's 2009 financial statements of adopting this change in accounting principle at December 31, 2009 were increases to total assets and capital and surplus of $51.1. This adoption had no impact on total liabilities or net income.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

6.   Additional Insurance Benefits and Minimum Guarantees

The Company calculates an additional liability for certain GMDBs and other minimum guarantees in order to recognize the expected value of these benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2009, the separate account liability for guaranteed minimum benefits and the additional liability recognized related to minimum guarantees were $6.9 billion and $3.6, respectively. As of December 31, 2008, the separate account liability for guaranteed minimum benefits and the additional liability recognized related to minimum guarantees were $6.5 billion and $181.2, respectively.

The aggregate fair value of equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2009 and 2008, was $6.9 billion and $6.5 billion, respectively.

7.   Income Taxes

ILIAC files a consolidated federal income tax return with ING AIH, an affiliate, and certain other subsidiaries of ING AIH. ILIAC is party to a federal tax allocation agreement with ING AIH and its subsidiaries that are part of the group whereby ING AIH charges its subsidiaries for federal taxes each subsidiary would have incurred were it not a member of the consolidated group and credits each subsidiary for losses at the statutory federal tax rate.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Income tax expense (benefit) consisted of the following for the years ended December 31, 2009, 2008, and 2007.

	2009	2008	2007
Current tax expense (benefit):			
Federal	$ 27.5	$ (121.8)	$ 28.6
State	(0.9)	(18.1)	(9.0)
Total current tax expense (benefit)	26.6	(139.9)	19.6
Deferred tax expense:			
Federal	23.0	31.6	36.4
Total deferred tax expense	23.0	31.6	36.4
Total income tax expense (benefit)	$ 49.6	$ (108.3)	$ 56.0

Income taxes were different from the amount computed by applying the federal income tax rate to income before income taxes and cumulative effect of change in accounting principle for the following reasons for the years ended December 31, 2009, 2008, and 2007.

	2009	2008	2007
Income (loss) before income taxes and cumulative effect of change in accounting principle	$ 403.5	$ (1,138.5)	$ 274.4
Tax rate	35.0%	35.0%	35.0%
Income tax expense (benefit) at federal statutory rate	141.2	(398.5)	96.0
Tax effect of:			
Dividend received deduction	(2.6)	(15.5)	(26.2)
IRS audit settlement	(0.1)	(10.1)	-
State audit settlement	(1.2)	(12.6)	(21.8)
State tax expense	0.1	1.3	-
Tax valuation allowance	(92.2)	333.0	-
Other	4.4	(5.9)	8.0
Income tax expense (benefit)	$ 49.6	$ (108.3)	$ 56.0

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Temporary Differences

The tax effects of temporary differences that give rise to Deferred tax assets and Deferred tax liabilities at December 31, 2009 and 2008, are presented below.

	2009	2008
Deferred tax assets:		
Insurance reserves	$ 140.0	$ 217.2
Net unrealized capital loss	-	503.8
Investments	255.6	294.7
Postemployment benefits	67.1	67.4
Compensation	46.3	42.5
Other	16.6	3.9
Total gross assets before valuation allowance	525.6	1,129.5
Less: valuation allowance	(202.5)	(333.0)
Assets, net of valuation allowance	323.1	796.5
Deferred tax liabilities:		
Net unrealized capital gain	(55.3)	-
Value of business acquired	(347.0)	(653.3)
Deferred policy acquisition costs	(272.0)	(244.3)
Total gross liabilities	(674.3)	(897.6)
Net deferred income tax liability	$ (351.2)	$ (101.1)

Net unrealized capital gains and losses are presented as a component of other comprehensive income (loss) in Shareholder's equity, net of deferred taxes.

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. As of December 31, 2009 and 2008, the Company had a tax valuation allowance of $158.5 and $328.0, respectively, related to realized capital losses. The change from December 31, 2008 to December 31, 2009 consists of (a) $(92.2) related to realized capital losses which is included in Net income (loss) and (b) $(77.3) related to the adoption of new US GAAP guidance on impairments, as included in ASC Topic 320, which is reflected in Accumulated other comprehensive loss. Additionally, at December 31, 2009, the Company had a valuation allowance of $39.0 which is included in Accumulated other comprehensive loss. The Company had no valuation allowance at December 31, 2008. As of December 31, 2009, the tax valuation allowance on unrealized capital losses included $77.3, which was reclassified from beginning Retained earnings to Other comprehensive loss under ASC Topic 320. The Company has also established a $5.0 tax valuation allowance against foreign tax credits, the benefit of which is uncertain.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Tax Sharing Agreement

Under the intercompany tax sharing agreement, ILIAC had a receivable from ING AIH of $23.9 and $38.6 for federal income taxes as of December 31, 2009 and 2008, respectively.

See Related Party Transactions footnote for more information.

Unrecognized Tax Benefits

Reconciliations of the change in the unrecognized income tax benefits for the years ended December 31, 2009 and 2008 are as follows:

	2009	2008
Balance at January 1	$ 22.1	$ 47.4
Additions for tax positions related to current year	0.9	2.4
Additions for tax positions related to prior years	3.5	2.2
Reductions for tax positions related to prior years	(13.3)	(20.7)
Reductions for settlements with taxing authorities	(0.4)	(9.2)
Balance at December 31	$ 12.8	$ 22.1

The Company had $24.8 and $23.1 of unrecognized tax benefits as of December 31, 2009 and 2008, respectively, which would affect the Company's effective tax rate if recognized.

Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in current income taxes and Income tax expense (benefit) on the Balance Sheets and the Statements of Operations, respectively. The Company had accrued interest of $3.3 and $3.8 as of December 31, 2009 and 2008, respectively. The decrease in accrued interest during the year ended December 31, 2009 primarily related to the settlement of the 2001 through 2006 New York state audit.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Tax Regulatory Matters

The Company is currently under audit by the Internal Revenue Service ("IRS") for tax years 2004 through 2009. It is anticipated that the IRS audit of tax years 2004 through 2008 will be finalized within the next twelve months. Upon finalization of the IRS examinations, it is reasonably possible that the unrecognized tax benefits will increase by up to $4.1. The timing of the payment of the remaining allowance of $16.9 cannot be reliably estimated. The Company and the IRS have agreed to participate in the Compliance Assurance Program ("CAP") for tax year 2008 and 2009.

On September 25, 2007, the IRS issued Revenue Ruling 2007-61, which announced its intention to issue regulations with respect to certain computational aspects of the dividend received deduction ("DRD") on separate account assets held in connection with variable annuity and life insurance contracts. Revenue Ruling 2007-61 suspended Revenue Ruling 2007-54 issued in August 2007 that purported to change accepted industry and IRS interpretations of the statutes governing these computational questions. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other members of the public will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing, substance, and effective date of any such regulations are unknown, but they could result in the elimination of some or all of the separate account DRD tax benefit that the Company receives.

- **Benefit Plans**

Defined Benefit Plan

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Retirement Plan was amended and restated effective January 1, 2008. The Retirement Plan was amended on July 1, 2008, related to the admission of the employees from the acquisition of CitiStreet LLC ("CitiStreet") by Lion, and ING North America filed a request for a determination letter on the qualified status of the Retirement Plan, but has not yet received a favorable determination letter on the qualified status of the Retirement Plan. Additionally, effective January 1, 2009, the Retirement Plan was amended to provide that anyone hired or rehired by the

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Company on or after January 1, 2009, would not be eligible to participate in the Retirement Plan.

The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan earns a benefit under a final average compensation formula. Subsequent to December 31, 2001, ING North America is responsible for all Retirement Plan liabilities. The costs allocated to the Company for its employees' participation in the Retirement Plan were $22.3, $14.0, and $17.2, for 2009, 2008, and 2007, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Defined Contribution Plan

ING North America sponsors the ING Americas Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria. The Savings Plan is a tax-qualified defined contribution retirement plan, which includes an employee stock ownership plan ("ESOP") component. The Savings Plan was amended and restated effective January 1, 2008 and subsequently amended on July 1, 2008, with respect to the admission of employees from the acquisition of CitiStreet by Lion. ING North America filed a request for a determination letter on the qualified status of the Plan and received a favorable determination letter dated May 19, 2009. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6.0% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule (although certain specified participants are subject to a 5-year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. Pre-tax charges to operations of the Company for the Savings Plan were $8.9, $10.3, and $10.1, for the years ended December 31, 2009, 2008, and 2007, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Non-Qualified Retirement Plans

Through December 31, 2001, the Company, in conjunction with ING North America, offered certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under Aetna Financial Services SERPs ceased, effective as of December 31, 2001 and participants begin accruing benefits under ING North America Serp. Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

The Company, in conjunction with ING North America, sponsors the Pension Plan for Certain Producers of ING Life Insurance and Annuity Company (formerly the Pension Plan for Certain Producers of Aetna Life Insurance and Annuity Company) (the "Agents Non-Qualified Plan"). This plan covers certain full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet the eligibility criteria specified in the plan ("Career Agents"). The Agents Non-Qualified Plan was terminated effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

The SERPs and Agents Non-Qualified Plan, are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and ING North America. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

Obligations and Funded Status

The following tables summarize the benefit obligations, fair value of plan assets, and funded status, for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2009 and 2008.

	2009		2008	
Change in Projected Benefit Obligation:				
Projected benefit obligation, January 1	$	94.9	$	85.6
Interest cost		5.3		5.2
Benefits paid		(13.4)		(11.6)
Post service cost-unrecognized		-		0.2
Actuarial gain on obligation		3.4		15.5
Projected benefit obligation, December 31	$	90.2	$	94.9
Fair Value of Plan Assets:				
Fair value of plan assets, December 31	$	-	$	-

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Amounts recognized in the Consolidated Balance Sheets consist of:

	2009	2008
Accrued benefit cost	$ (90.2)	$ (94.9)
Accumulated other comprehensive income	21.1	20.0
Net amount recognized	$ (69.1)	$ (74.9)

At December 31, 2009 and 2008, the projected benefit obligation was $90.2 and $94.9, respectively.

Assumptions

The weighted-average assumptions used in the measurement of the December 31, 2009 and 2008 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

	2009	2008
Discount rate at end of period	6.00%	6.00%
Rate of compensation increase	1.50%	4.00%

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries (particularly the Citigroup Pension Discount Curve Liability Index), including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the Retirement Plan. Based upon all available information, it was determined that 6.0% was the appropriate discount rate as of December 31, 2009, to calculate the Company's accrued benefit liability. Accordingly, as prescribed by current US GAAP guidance for employers' accounting for pensions, the 6.0% discount rate will also be used to determine the Company's 2010 pension expense. December 31 is the measurement date for the SERP's and Agents Non-Qualified Plan.

The weighted-average assumptions used in calculating the net pension cost were as follows:

	2009	2008	2007
Discount rate	6.00%	6.50%	5.90%
Rate of increase in compensation levels	1.50%	4.00%	4.20%

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The weighted average assumptions used in calculating the net pension cost for 2009 were, as indicated above, a 6.0% discount rate and a 1.5% rate of compensation increase. Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2009, 2008, and 2007, were as follows:

	2009		**2008**		**2007**
Interest cost	$	5.3	$	5.2	$	5.4
Net actuarial loss recognized in the year		2.1		-		0.7
Unrecognized past service cost recognized in the year		0.1		-		-
The effect of any curtailment or settlement		0.1		0.5		0.4
Net periodic benefit cost	$	7.6	$	5.7	$	6.5

Cash Flows

In 2010, the employer is expected to contribute $10.5 to the SERPs and Agents Non-Qualified Plan. Future expected benefit payments related to the SERPs, and Agents Non-Qualified Plan, for the years ended December 31, 2010 through 2014, and thereafter through 2019, are estimated to be $10.5, $9.3, $8.9, $7.8, $6.8, and $26.5, respectively.

Other

On October 4, 2004, the President signed into law The Jobs Creation Act ("Jobs Act"). The Jobs Act affects nonqualified deferred compensation plans, such as the Agents Nonqualified Plan. ING North America has made changes to impacted nonqualified deferred compensation plans, as necessary to comply with the requirements of the Jobs Act.

Stock Option and Share Plans

ING sponsors the ING Group Long Term Equity Ownership Plan ("leo"), which provides employees of the Company who are selected by the ING Board of Directors to be granted options and/or performance shares. The terms applicable to an award under leo are set out in an award agreement, which is signed by the participant when he or she accepts the award.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Options granted under leo are nonqualified options on ING shares in the form of American Depository Receipts ("ADRs"). Leo options have a ten (10) year term and vest three years from the grant date. Options awarded under leo may vest earlier in the event of the participant's death, permanent disability or retirement. Retirement for purposes of leo means a participant terminates service after attaining age 55 and completing 5 years of service. Early vesting in all or a portion of a grant of options may also occur in the event the participant is terminated due to redundancy or business divestiture. Unvested options are generally subject to forfeiture when a participant voluntarily terminates employment or is terminated for cause (as defined in leo). Upon vesting, participants generally have up to seven years in which to exercise their vested options. A shorter exercise period applies in the event of termination due to redundancy, business divestiture, voluntary termination or termination for cause. An option gives the recipient the right to purchase an ING share in the form of ADRs at a price equal to the fair market value of one ING share on the date of grant. On exercise, participant's have three options (i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the options being exercised, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate sufficient shares to satisfy the participant's tax obligation. The amount is converted from Euros to U.S. dollars based on the daily average exchange rate between the Euro and the U.S. dollar, as determined by ING.

Awards of performance shares may also be made under leo. Performance shares are a contingent grant of ING stock, and, on vesting, the participant has the right to receive a cash amount equal to the closing price per ING share on the Euronext Amsterdam Stock Market on the vesting date times the number of vested Plan shares. Performance shares generally vest three years from the date of grant, with the amount payable based on ING's share price on the vesting date. Payments made to participants on vesting are based on the performance targets established in connection with leo and payments can range from 0% to 200% of target. Performance is based on ING's total shareholder return relative to a peer group as determined at the end of the vesting period. To vest, a participant must be actively employed on the vesting date, although immediate vesting will occur in the event of the participant's death, disability or retirement. If a participant is terminated due to redundancy or business divestiture, vesting will occur but in only a portion of the award. Unvested shares are generally subject to forfeiture when an employee voluntarily terminates employment or is terminated for cause (as defined in leo). Upon vesting, participants have three options (i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the shares, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate sufficient shares to satisfy the participant's tax obligation. The amount is

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

converted from Euros to U.S. dollars based on the daily average exchange rate between the Euro and the U.S. dollar, as determined by ING.

The Company recognized compensation expense for the leo options and performance shares of $3.7, $4.1, and $4.5, for the years ended December 31, 2009, 2008, and 2007, respectively.

For leo, the Company recognized tax benefits of $0.1, $0.7, and $3.2, in 2009, 2008, and 2007, respectively.

In addition, the Company, in conjunction with ING North America, sponsors the following benefit plans:

- The ING 401(k) Plan for ILIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective January 1, 2006, the Company match equals 60% of a participant's pre-tax deferral contribution, with a maximum of 6% of the participant's eligible pay. A request for a determination letter on the qualified status of the ING 401(k) Plan for ILIAC Agents was filed with the IRS on January 1, 2008, but has not yet received a favorable determination letter on the qualified status of the Plan.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.
- Certain health care and life insurance benefits for retired employees and their eligible dependents. The post retirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Beginning August 1, 2009, the Company moved from self-insuring these costs and began to use a private-fee-for-service Medicare Advantage program for post-Medicare eligible retired participants. In addition, effective October 1, 2009, the Company no longer subsidizes medical premium costs for early retirees. This change does not impact any participant currently retired and receiving coverage under the plan or any employee who is eligible for coverage under the plan and whose employment ended before October 1, 2009. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The discontinued subsidy resulted in a release of a previously accrued immaterial liability for any active employees age 50 or older. The life

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.

- The ING Americas Supplemental Executive Retirement Plan, which is a non-qualified defined benefit restoration pension plan.
- The ING Americas Deferred Compensation Savings Plan, which is a deferred compensation plan that includes a 401(k) excess component.

The benefit charges allocated to the Company related to these plans for the years ended December 31, 2009, 2008, and 2007, were $11.6, $13.2, and $12.7, respectively.

8. Related Party Transactions

Operating Agreements

ILIAC has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Investment Advisory agreement with ING Investment Management LLC ("IIM"), an affiliate, in which IIM provides asset management, administrative, and accounting services for ILIAC's general account. ILIAC incurs a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2009, 2008, and 2007, expenses were incurred in the amounts of $35.9, $58.4, and $60.5, respectively.
- Services agreement with ING North America for administrative, management, financial, and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2009, 2008, and 2007, expenses were incurred in the amounts of $140.2, $175.3, and $167.9, respectively.
- Services agreement between ILIAC and its U.S. insurance company affiliates dated January 1, 2001, and amended effective January 1, 2002 and December 31, 2007. For the years ended December 31, 2009, 2008, and 2007, net expenses related to the agreement were incurred in the amount of $26.3, $19.6, and $21.7, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

DSL has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Underwriting and distribution agreements with ING USA Annuity and Life Insurance Company ("ING USA") and ReliaStar Life Insurance Company of New York ("RLNY"), affiliated companies, whereby DSL serves as the principal underwriter for variable insurance products. In addition, DSL is authorized to enter into agreements with broker-dealers to distribute the variable insurance products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2009, 2008, and 2007, commissions were collected in the amount of $275.3, $622.5, and $568.4. Such commissions are, in turn, paid to broker-dealers.

- Services agreements with ING USA and RLNY, whereby DSL receives managerial and supervisory services and incurs a fee that is calculated as a percentage of average assets of each company's variable separate accounts deposited in ING Investors Trust ("IIT"). On August 9, 2007, DSL and ING USA entered into an amendment to the service agreement effective July 31, 2007 to modify the method for calculating the compensation owed to ING USA under the service agreement. As a result of this amendment, DSL pays ING USA the total net revenue DSL earns as investment advisor of IIT which is attributable to ING USA deposits into IIT. For the years ended December 31, 2009, 2008, and 2007, expenses were incurred under these services agreements in the amount of $138.7, $156.2, and $124.4, respectively.

- Administrative and advisory services agreements with ING Investment LLC and IIM, affiliated companies, in which DSL receives certain services for a fee. The fee for these services is calculated as a percentage of average assets of ING Investors Trust. For the years ended December 31, 2009, 2008, and 2007, expenses were incurred in the amounts of $12.5, $14.9, and $13.1, respectively.

Investment Advisory and Other Fees

Effective January 1, 2007, ILIAC's investment advisory agreement to serve as investment advisor to certain variable funds offered in Company products (collectively, the "Company Funds"), was assigned to DSL. ILIAC is also compensated by the separate accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance and annuity contracts, the separate accounts pay ILIAC daily fees that, on an annual basis are, depending on the product, up to 3.4% of their average daily net assets. The total amount of compensation and fees received by the Company from the Company Funds and separate accounts totaled $204.1, $245.1, and $312.7, (excludes fees paid to ING Investment Management Co.) in 2009, 2008, and 2007, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

DSL has been retained by IIT, an affiliate, pursuant to a management agreement to provide advisory, management, administrative and other services to IIT. Under the management agreement, DSL provides or arranges for the provision of all services necessary for the ordinary operations of IIT. DSL earns a monthly fee based on a percentage of average daily net assets of IIT. DSL has entered into an administrative services subcontract with ING Fund Services, LLC, an affiliate, pursuant to which ING Fund Services, LLC, provides certain management, administrative and other services to IIT and is compensated a portion of the fees received by DSL under the management agreement. For the years ended December 31, 2009, 2008, and 2007, revenue received by DSL under the management agreement (exclusive of fees paid to affiliates) was $270.0, $323.8, and $343.8, respectively. At December 31, 2009 and 2008, DSL had $25.3 and $18.6, respectively, receivable from IIT under the management agreement.

Financing Agreements

Reciprocal Loan Agreement

ILIAC maintains a reciprocal loan agreement with ING AIH, an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and expires on April 1, 2011, either party can borrow from the other up to 3% of ILIAC's statutory net admitted assets, excluding Separate Accounts, as of the preceding December 31. Interest on any ILIAC borrowing is charged at the rate of ING AIH's cost of funds for the interest period, plus 0.15%. Interest on any ING AIH borrowing is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration.

Under this agreement, ILIAC incurred an immaterial amount of interest expense for the year ended December 31, 2009 and $0.2, and $3.9, for the years ended December 31, 2008 and 2007, respectively, and earned interest income of $1.0, $4.8, and $1.7, for the years ended December 31, 2009, 2008, and 2007, respectively. Interest expense and income are included in Interest expense and Net investment income, respectively, on the Consolidated Statements of Operations. As of December 31, 2009, the Company had a $287.2 receivable from ING AIH and as of December 31, 2008, the Company had $13.0 due to ING AIH under the reciprocal loan agreement.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Note with Affiliate

On December 29, 2004, ING USA issued a surplus note in the principal amount of $175.0 (the "Note") scheduled to mature on December 29, 2034, to ILIAC, in an offering that was exempt from the registration requirements of the Securities Act of 1933. ILIAC's $175.0 Note from ING USA bears interest at a rate of 6.26% per year. Any payment of principal and/or interest is subject to the prior approval of the Iowa Insurance Commissioner. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest income for the years ended December 31, 2009, 2008, and 2007 was $10.0, $11.1 and $11.1, respectively.

Tax Sharing Agreements

Effective January 1, 2006, ILIAC is a party to a federal tax allocation agreement with ING AIH and its subsidiaries that are part of the ING AIH consolidated group. Under the federal tax allocation agreement, ING AIH charges its subsidiaries for federal taxes each subsidiary would have incurred were it not a member of the consolidated group and credits each subsidiary for losses at the statutory federal tax rate.

ILIAC has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax, or other tax return on a consolidated, combined, or unitary basis.

Property and Equipment Sale

During the second quarter of 2009, ING's U.S. life insurance companies, including the Company, sold a portion of its property and equipment in a sale/leaseback transaction to an affiliate, ING North America. The fixed assets involved in the sale were capitalized assets generally depreciated over the expected useful lives and software in development. Since the assets were being depreciated using expected useful lives, the current net book value reasonably approximated the current fair value of the assets being transferred. The fixed assets sold to ING North America by the Company totaled $17.4.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

9.   **Financing Agreements**

Revolving Note Facility

ILIAC maintains a $50.0 uncommitted, perpetual revolving note facility with the Bank of New York ("BONY"). Interest on any of ILIAC's borrowing accrues at an annual rate equal to a rate quoted by BONY to ILIAC for the borrowing. Under this agreement, ILIAC incurred no interest expense for the years ended December 31, 2009 and 2008, and minimal interest expense for the year ended December 31, 2007. At December 31, 2009 and 2008, ILIAC had no amounts outstanding under the revolving note facility.

Windsor Property Loan

As of June 1, 2007, the State of Connecticut, acting by the Department of Economic and Community Development ("DECD"), loaned ILIAC $9.9 (the "DECD Loan") in connection with the development of the Windsor Property. The loan has a term of twenty years and bears an annual interest rate of 1.00%. As long as no defaults have occurred under the loan, no payments of principal or interest are due for the initial ten years of the loan. For the second ten years of the DECD Loan term, ILIAC is obligated to make monthly payments of principal and interest.

The DECD Loan provides for loan forgiveness at varying amounts up to $5.0 if ILIAC and its affiliates meet certain employment thresholds at the Windsor Property during the term of the loan. ILIAC's obligations under the DECD Loan are secured by an unlimited recourse guaranty from its affiliate, ING North America.

On December 1, 2008, the DECD determined that the Company met the employment thresholds for loan forgiveness and, accordingly, forgave $5.0 of the DECD Loan to the Company in accordance with the terms of the DECD Loan.

At both December 31, 2009 and 2008, the amount of the loan outstanding was $4.9, which was reflected in Notes payable on the Consolidated Balance Sheets.

Also see Financing Agreements in the Related Party Transactions footnote.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

10.   **Reinsurance**

At December 31, 2009, the Company had reinsurance treaties with 6 unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. At December 31, 2009, the Company did not have any outstanding cessions under any reinsurance treaties with affiliated reinsurers. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

On October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with a subsidiary of Lincoln for $1.0 billion in cash. Under the agreement, Lincoln contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains obligated to contractowners. The Lincoln subsidiary established a trust to secure its obligations to the Company under the reinsurance transaction.

The Company assumed $25.0 of premium revenue from Aetna Life, for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $11.6 and $11.0 were maintained for this contract as of December 31, 2009 and 2008, respectively.

Reinsurance ceded in force for life mortality risks were $18.6 billion and $19.6 billion at December 31, 2009 and 2008, respectively. At December 31, 2009 and 2008, net receivables were comprised of the following:

		2009		2008
Claims recoverable from reinsurers	$	2,427.4	$	2,506.6
Payable for reinsurance premiums		(0.7)		(0.9)
Reinsured amounts due to reinsurer		(0.7)		(0.4)
Other		0.3		0.3
Total	$	2,426.3	$	2,505.6

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Premiums and Interest credited and other benefits to contractowners were reduced by the following amounts for reinsurance ceded for the years ended December 31, 2009, 2008, and 2007.

	2009	2008	2007
Deposits ceded under reinsurance	$ 162.4	$ 174.4	$ 188.5
Premiums ceded under reinsurance	0.3	0.3	0.4
Reinsurance recoveries	339.8	309.0	419.7

11. Commitments and Contingent Liabilities

Leases

Prior to December 31, 2008, the Company leased certain office space and certain equipment under various operating leases and paid substantially all expenses associated with its leased and subleased office properties. Any expenses not paid directly by the Company were paid for by an affiliate and allocated back to the Company. However, as of December 31, 2008, all of the Company's expenses for leased and subleased office properties will be paid for by an affiliate and allocated back to the Company, as all operating leases were terminated or consolidated by ING AIH during the fourth quarter of 2008, which resulted in the Company no longer being party to any operating leases. For the years ended December 31, 2009, 2008, and 2007, rent expense for leases was $5.1, $6.1, and $17.7, respectively.

For more information on the lease terminations, see the Restructuring Charges footnote.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

At December 31, 2009, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $305.1, of which $218.5 was with related parties. At December 31, 2008, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $353.3, of which $253.7 was with related parties. During 2009 and 2008, $46.8 and $81.3, respectively, was funded to related parties under off-balance sheet commitments.

Collateral

Under the terms of the Company's Over-The-Counter Derivative ISDA Agreements ("ISDA Agreements"), the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA Agreements will be met with regard to the CSA. The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. As of December 31, 2009, the Company did not hold any cash collateral and as of December 31, 2008, the Company held $4.4, of cash collateral, which was included in Payables under securities loan agreement, including collateral held, on the Consolidated Balance Sheets. In addition, as of December 31, 2009 and 2008, the Company delivered collateral of $130.3 and $93.4, respectively, in fixed maturities pledged under derivatives contracts, which was included in Securities pledged on the Consolidated Balance Sheets.

Litigation

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages, and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Other Regulatory Matters

Regulatory Matters

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Insurance and Retirement Plan Products and Other Regulatory Matters

Federal and state regulators, and self-regulatory agencies, are conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; sales and marketing practices (including sales to seniors); specific product types (including group annuities and indexed annuities); product administrative issues; and disclosure. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and have cooperated and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company. These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged. In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

Investment Product Regulatory Issues

Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

Action has been or may be taken with respect to certain ING affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

12.   Restructuring Charges

2008 CitiStreet Integration

During the third quarter of 2008, integration initiatives began related to the acquisition of CitiStreet LLC, now known as ING Institutional Plan Services, LLC, by Lion, which provided significant operational and information technology efficiencies to ING's U.S. retirement services businesses, including the Company, resulted in the recognition of integration and restructuring costs in 2008 and 2009. In addition, the Company implemented an expense reduction program for the purpose of streamlining its overall operations. The restructuring charges related to these expense reduction and integration initiatives include severance and other employee benefits and lease abandonment costs, which are included in Operating Expenses on the Consolidated Statements of Operations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The following table illustrates the restructuring reserves and charges for the years ended December 31, 2009 and 2008.

	2009	2008
Restructuring reserve beginning balance	$ 8.3	$ -
Restructuring charges:		
Employee severance and termination benefits[1]	5.1	11.2
Future rent on non-cancelable leases[2]	-	1.5
Total restructuring charges	5.1	12.7
Intercompany charges and payments[3]	(0.4)	(2.5)
Payments applied against reserve[4]	(10.5)	(1.9)
Restructuring reserve at December 31	$ 2.5	$ 8.3

[1] Amounts represent charges to the Company for all severed employees that support the Company, including those within affiliates.

[2] Amounts represent intercompany expense allocations from ING AIH. The expenses were allocated to the Company based upon the department that used the space, and the cash settlement occurred in January 2009 for 2008 expenses.

[3] Amounts represent payments to ING affiliates for severance incurred by another ING entity for employees that supported the Company. Payments were made through ING's intercompany cash settlement process.

[4] Amounts represent payments to employees of the Company.

2009 Expense and Staff Reductions

On January 12, 2009, ING announced expense and staff reductions across all U.S. operations, which resulted in the elimination of 87 current and open positions in the Company. Due to the staff reductions, curtailment of pension benefits occurred during the first quarter of 2009, which resulted in the recognition of an immaterial loss related to unrecognized prior service costs.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

13. Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of Accumulated other comprehensive loss as of December 31, 2009, 2008, and 2007.

	2009	2008	2007
Net unrealized capital gains (losses):			
Fixed maturities, available-for-sale, including OTTI of $(46.7) and $(238.8) of cumulative effect of change in accounting principle in 2009	$ 133.4	$ (1,315.5)	$ (64.5)
Equity securities, available-for-sale	12.8	(7.4)	6.3
DAC/VOBA adjustment on available-for-sale securities including $134.0 of cumulative effect of change in accounting principle in 2009	(88.8)	650.9	7.8
Sales inducements adjustment on available-for-sale securities	0.2	2.4	0.2
Other investments	-	(0.3)	(0.7)
Less: allocation to experience-rated contracts	-	-	(16.4)
Unrealized capital gains (losses), before tax	57.6	(669.9)	(34.5)
Deferred income tax asset (liability) (includes $30.4 cumulative effect of change in accounting principle in 2009)	(24.9)	205.8	12.1
Deferred tax asset valuation allowance (includes $(77.3) cumulative effect of change in accounting principle in 2009)	(39.0)	-	(6.4)
Net unrealized capital gains (losses)	(6.3)	(464.1)	(28.8)
Pension liability, net of tax	(8.7)	(18.0)	(5.0)
Accumulated other comprehensive loss	$ (15.0)	$ (482.1)	$ (33.8)

On April 1, 2009, the Company adopted new US GAAP guidance on impairments, included in ASC Topic 320. As prescribed by this accounting guidance, noncredit impairments, reflecting the portion of the impairment between the present value of future cash flows and fair value, were recognized in Other comprehensive loss. As of December 31, 2009, net unrealized capital gains (losses) on available-for-sale fixed maturities included $46.7 of noncredit impairments. In addition, a cumulative transfer of noncredit impairments of $(151.7), after considering the effects of DAC of $134.0 and income taxes of $(46.9), was made from beginning retained earnings to Accumulated other comprehensive loss as of April 1, 2009.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

During 2009 and 2008, as a result of market conditions that resulted in large unrealized losses, the Company reflected net unrealized capital losses allocated to experience-rated contracts in Shareholder's equity on the Consolidated Balance Sheets rather than Future policy benefits and claims reserves and no net unrealized losses were allocated to experience-rated contracts.

Changes in unrealized capital gains (losses) on securities, including securities pledged and noncredit impairments, and excluding those related to experience-rated contracts as recognized in Accumulated other comprehensive income (loss), reported net of DAC, VOBA, and income tax, were as follows for the years ended December 31, 2009, 2008, and 2007.

	2009	2008	2007
Fixed maturities, available-for-sale	$ 1,448.9	$ (1,251.0)	$ (19.9)
Equity securities, available-for-sale	20.2	(13.7)	(11.8)
DAC/VOBA adjustment on available-for-sale securities	(739.7)	643.1	3.9
Sales inducements adjustment on available-for-sale securities	(2.2)	2.2	0.1
Premium deficiency reserve adjustment	-	-	37.5
Other investments	0.3	0.4	(1.5)
Less: allocation to experience-rated contracts	-	16.4	36.0
Unrealized capital gains (losses), before tax	727.5	(635.4)	(27.7)
Deferred income tax (liability) asset	(230.7)	193.7	9.7
Net change in unrealized capital gains (losses)	$ 496.8	$ (441.7)	$ (18.0)

Changes in unrealized capital gains (losses) on securities, including securities pledged and noncredit impairments, as recognized in Accumulated other comprehensive income (loss), reported net of DAC, VOBA, and income taxes, were as follows for the years ended December 31, 2009, 2008, and 2007.

	2009	2008	2007
Net unrealized capital holding gains (losses) arising during the year [1]	$ 513.0	$ (1,192.0)	$ (66.9)
Less: reclassification adjustment for gains (losses) and other items included in Net income (loss) [2]	16.2	(750.3)	(48.9)
Net change in unrealized capital gains (losses) on securities	$ 496.8	$ (441.7)	$ (18.0)

[1] Pretax unrealized capital holding gains (losses) arising during the year were $751.2, $(1,714.8), and $(102.9), for the years ended December 31, 2009, 2008, and 2007, respectively.

[2] Pretax reclassification adjustments for gains (losses) and other items included in Net income (loss) were $23.7, $(1,079.4), and $(75.2), for the years ended December 31, 2009, 2008, and 2007, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The reclassification adjustments for gains (losses) and other items included in Net income (loss) in the above table are determined by specific identification of each security sold or impaired during the period.

The following table identifies the amount of noncredit impairments on fixed maturities recognized in Other comprehensive income (loss) as of the dates indicated.

	2009
Balance at April 1, 2009[1]	$ -
Additional noncredit impairments:	
On securities not previously impaired	53.0
On securities previously impaired	0.3
Reductions:	
Securities sold, matured, prepaid or paid down[2]	(0.8)
Securities with additional credit impairments[2]	(5.8)
Balance at December 31, 2009	$ 46.7

[1] New guidance on recognition and presentation of OTTI, included in ASC Topic 320, was adopted on April 1, 2009.

[2] Represents realization of noncredit impairments to Net income (loss).